
11006409



COMMITMENT *to* VALUE

LOEWS CORPORATION

2010 ANNUAL REPORT


SUBSIDIARY OWNERSHIP HISTORY
ENERGY E&P
NATURAL GAS PIPELINES
OFFSHORE DRILLING
INSURANCE
LUXURY LODGING
1959
1970
1980
1990
2000
2010







HIGHMOUNT EXPLORATION & PRODUCTION	BOARDWALK PIPELINE PARTNERS	LOEWS HOTELS
A company engaged in the exploration and production of natural gas.	An operator of interstate natural gas pipeline systems and underground storage.	Among the country's top luxury lodging companies, with 18 hotel properties in the United States and Canada.
—	BWP	—
100%	66%	100%
Energy Exploration & Production	Natural Gas Pipelines	Luxury Lodging
Steve B. Hinchman	Rolf A. Gafvert	Jonathan M. Tisch
www.highmountep.com	www.bwpmlp.com	www.loewshotels.com
page 25	page 26	page 27

Loews is a diversified holding company with the flexibility to pursue investments and acquisitions wherever we see opportunity. Our corporate structure, combined with our financial strategies, reinforces our objective of building long-term shareholder value. We maintain three primary means of achieving superior risk-adjusted returns for our shareholders: (1) Optimizing our subsidiaries' operating performance and capital structure; (2) Making opportune investments and acquisitions; and (3) Effectively managing and allocating holding company capital.

Making opportune acquisitions is one of our primary means of building long-term value for Loews shareholders. We rarely pull the trigger, but continually review opportunities across many industries and focus intently on understanding downside risks as well as potential returns.

The common thread connecting all of our investments and acquisitions over the years is that we saw each as representing attractive value for Loews shareholders. Specific examples:

- We created a subsidiary in the late 1980s to buy offshore drilling rigs at the low prices then prevailing. We formed the predecessor to Diamond Offshore with these initial rigs and, in 1995, took the company public.
- We acquired Texas Gas Transmission in 2003 during a period when several owners of natural gas pipelines were experiencing financial distress. One year later we acquired Gulf South Pipeline, a strategic fit with Texas Gas, and in 2005 we contributed both companies to Boardwalk Pipeline, a newly created master limited partnership. Boardwalk Pipeline completed an initial public offering in late 2005, while we retained complete ownership of the general partner.
- Our most recent acquisition took place in 2007 when we formed a new subsidiary, HighMount Exploration & Production, which purchased natural gas assets from Dominion Resources.

Attractive acquisition opportunities arise sporadically, which is fine with us. In the meantime, we feel no pressure to act and are comfortable maintaining substantial holding company cash and investments, which position us to move decisively when opportunities do arise.

We do not sit still while seeking acquisitions, however. We continue to pursue other means of building value for shareholders by helping our subsidiaries achieve their strategic and financial goals, by prudently managing the holding company's investment portfolio, and by engaging in capital markets activities, including share repurchases, that serve the interests of our shareholders.


CNA

CNA FINANCIAL

One of the largest commercial property & casualty insurance companies in the United States.



DIAMOND OFFSHORE DRILLING

A worldwide deepwater driller, with 46 offshore drilling rigs.

	CNA FINANCIAL	DIAMOND OFFSHORE DRILLING
NYSE SYMBOL	CNA	DO
OWNED	90%	50.4%
INDUSTRY	Commercial Property & Casualty Insurance	Offshore Drilling
CEO	Thomas F. Motamed	Lawrence R. Dickerson
WEBSITE	www.cna.com	www.diamondoffshore.com
REFER TO	page 23	page 24

FINANCIAL HIGHLIGHTS

YEAR ENDED DECEMBER 31	2010	2009	2008	2007	2006
(In millions, except per share data)					
Results of Operations:					
Revenues	$14,615	$14,117	$13,247	$14,302	$13,844
Income before income tax	$ 2,902	$ 1,730	$ 587	$ 3,194	$ 3,096
Income from continuing operations	$ 2,007	$ 1,385	$ 580	$ 2,199	$ 2,172
Discontinued operations, net	(20)	(2)	4,713	901	818
Net income	1,987	1,383	5,293	3,100	2,990
Amounts attributable to noncontrolling interests	(699)	(819)	(763)	(612)	(503)
Net income attributable to Loews Corporation	$ 1,288	$ 564	$ 4,530	$ 2,488	$ 2,487
Income (loss) attributable to:					
Loews common stock:					
Income (loss) from continuing operations	$ 1,307	$ 566	$ (182)	$ 1,586	$ 1,672
Discontinued operations, net	(19)	(2)	4,501	369	399
Loews common stock	1,288	564	4,319	1,955	2,071
Former Carolina Group stock:					
Discontinued operations, net			211	533	416
Net income	$ 1,288	$ 564	$ 4,530	$ 2,488	$ 2,487
Diluted Net Income (Loss) Per Share:					
Loews common stock:					
Income (loss) from continuing operations	$ 3.11	$ 1.31	$ (0.38)	$ 2.96	$ 3.02
Discontinued operations, net	(0.04)	(0.01)	9.43	0.69	0.72
Net income	$ 3.07	$ 1.30	$ 9.05	$ 3.65	$ 3.74
Former Carolina Group stock:					
Discontinued operations, net	$ –	$ –	$ 1.95	$ 4.91	$ 4.46
Financial Position:					
Investments	$48,907	$46,034	$38,450	$46,669	$52,102
Total assets	76,277	74,070	69,870	76,128	76,898
Debt	9,477	9,485	8,258	7,258	5,540
Shareholders' equity	18,450	16,899	13,133	17,599	16,511
Cash dividends per share:					
Loews common stock	0.25	0.25	0.25	0.25	0.24
Former Carolina Group stock	–	–	0.91	1.82	1.82
Book value per share of Loews common stock	44.51	39.76	30.18	32.42	30.17
Shares outstanding:					
Loews common stock	414.55	425.07	435.09	529.68	544.20
Former Carolina Group stock	–	–	–	108.46	108.33

RESULTS OF OPERATIONS

Net income for 2010 was $1.3 billion compared to $564 million in 2009. Net income in 2010 included total charges of $328 million (after tax and noncontrolling interests) related to the Loss Portfolio Transfer (LPT) transaction under which CNA ceded legacy asbestos and environmental pollution liabilities.

Consolidated income from continuing operations for 2010 was $1.3 billion or $3.11 per share compared to $566 million, or $1.31 per share in 2009.

Income from continuing operations in 2010 benefitted from significantly lower other-than-temporary impairment (OTTI) losses and increased favorable net prior year reserve development at CNA. These improvements were partially offset by the LPT transaction and reduced results at Diamond Offshore reflecting lower utilization rates and the continued impact of the drilling moratorium in the Gulf of Mexico. Results for 2009 included a non-cash impairment charge of $660 million (after tax) related to the carrying value of HighMount's natural gas and oil properties. This charge reflected declines in commodity prices.

Net investment gains amounted to $27 million (after tax and noncontrolling interests) in 2010 compared to net investment losses of $503 million in 2009. Net investment gains in 2010 were driven by improvements in capital markets and reflected OTTI losses at CNA of $136 million (after tax and noncontrolling interests). Net investment losses in 2009 reflected OTTI losses at CNA of $791 million, which were driven by reduced valuations for residential and commercial mortgage-backed securities as well as credit issues in the financial sector, partially offset by a $217 million realized investment gain from the sale of CNA's common stock holdings in Verisk Analytics, Inc.

Consolidated revenues in 2010 amounted to $14.6 billion, compared to $14.1 billion in the prior year. At December 31, 2010, the book value per share of Loews common stock was $44.51 compared to $39.76 at December 31, 2009.

AT LOEWS CORPORATION, OUR OBJECTIVES AND APPROACH TO BUSINESS DO NOT FLUCTUATE FROM YEAR TO YEAR. OUR ULTIMATE OBJECTIVE — TO BUILD LONG-TERM VALUE FOR OUR SHAREHOLDERS — HAS BEEN UNCHANGED FOR OVER 50 YEARS. OUR APPROACH IS FOUNDED ON THE CORE PRINCIPLES OF VALUE INVESTING.

SUM OF THE PARTS

MARKET VALUATIONS

Our stake in publicly traded subsidiaries totaled $15.7 billion, or $38 per Loews share, based on closing stock prices on February 23, 2011.



NON-PUBLIC SUBSIDIARIES

HighMount
Loews Hotels
Boardwalk Pipeline General Partner

OTHER ASSETS

Cash and Investments
Boardwalk Pipeline Class B Units and Subordinated Debt

PUBLIC SUBSIDIARIES

Common Shares Owned by Loews
- CNA: 242.4 million
- Diamond Offshore: 70.1 million
- Boardwalk Pipeline: 102.7 million



THE AVAILABILITY OF PUBLIC MARKET PRICES FOR THREE OF OUR BUSINESSES HELPS INVESTORS DETERMINE AN ESTIMATED VALUE FOR LOEWS COMMON STOCK. WE BELIEVE, HOWEVER, THAT LOEWS'S TRUE VALUE IS MORE THAN JUST THE SUM OF ITS PARTS.

INVESTMENT PRINCIPLES



MANAGE CONSERVATIVELY

We make certain that each subsidiary understands our conservative and long-term approach to creating shareholder value.

OWN SOLID ASSETS

We have historically acquired companies with substantial capital or financial assets that offer products and services for which there is enduring, if sometimes cyclical, demand.

MAINTAIN LIQUIDITY

A large position of cash and investments has not always been fashionable, but it has enabled Loews to seize opportunities and to assist subsidiaries.

MANAGE THROUGH BUSINESS CYCLES

We view our subsidiaries as long-term holdings that can yield attractive returns over a cycle, enhanced by well timed capital spending.



OUR COMMONSENSE INVESTING PRINCIPLES ARE UNWAVERING. WE MANAGE OUR BUSINESSES, INVESTMENTS, AND ACQUISITIONS IN A CONSERVATIVE MANNER. THIS PERSPECTIVE HELPS US TO UNDERSTAND AND ADDRESS DOWNSIDE RISKS AS WELL AS UPSIDE POTENTIAL.

50 YEAR TOTAL RETURN
VALUE OF $1 INVESTED IN 1960 IN THE S&P 500 VS. LOEWS

(Total Return from December 31, 1960 to December 31, 2010)



$97

S&P 500 VALUE IN 2010

$3,300

LOEWS VALUE IN 2010



$1 invested in the S&P 500 in 1960

S&P 500 Average Annual Total Return: 9.6%

$1 invested in Loews Common Stock in 1960

Loews Average Annual Total Return: 17.6%



LOEWS HAS PROVIDED SUPERIOR SHAREHOLDER RETURNS. WE BELIEVE THAT TAKING THE LONG-TERM VIEW RATHER THAN FOCUSING ON RESULTS FOR ANY PARTICULAR QUARTER OR YEAR ULTIMATELY PROVIDES OUR SHAREHOLDERS WITH GREATER REWARDS.

SHARES OUTSTANDING SINCE 1971

(adjusted for splits)



1.3 billion

DECEMBER 31, 1971

413 million

FEBRUARY 23, 2011



OUR HISTORY OF SHARE REPURCHASES ENHANCES THE LONG-TERM VALUE OF LOEWS COMMON STOCK. BUYING BACK OUR SHARES OVER THE PAST FOUR DECADES HAS BENEFITED OUR SHAREHOLDERS BY GIVING THEM AN INCREASED STAKE IN LOEWS.

HOLDING COMPANY CASH AND INVESTMENTS VS. DEBT

(as of December 31, 2010)

$4.64 billion

CASH & INVESTMENTS

$0.87 billion

DEBT





WE MAINTAIN SUBSTANTIAL LIQUIDITY, WHICH ALLOWS US TO ACT SWIFTLY WHEN THE TIME IS RIGHT. STRONG CASH FLOW AND LOW DEBT LEVELS ENABLE US TO MEET OUR OBLIGATIONS AND TO TAKE ADVANTAGE OF OPPORTUNITIES.

2010 DIVIDENDS AND INTEREST RECEIVED FROM SUBSIDIARIES

$276 million



BOARDWALK PIPELINE

$76 million

CNA FINANCIAL



$368 million

DIAMOND OFFSHORE



OUR SUBSIDIARIES GENERATE SIGNIFICANT CASH FLOW, WHICH GIVES US THE LIQUIDITY TO TAKE ADVANTAGE OF OPPORTUNITIES. IN 2010 OUR SUBSIDIARIES PAID LOEWS TOTAL DIVIDENDS AND INTEREST OF $720 MILLION.

STRATEGIC VISION

STRENGTH

Our balance sheet strength positions us to withstand adversity and to capitalize on opportunities when they arise.

VALUE

We employ a philosophy of value investing.



Value
Strength
Opportunity

OPPORTUNITY

Our approach is to purchase assets at a discount to their inherent value.



OUR STRATEGIC VISION KEEPS US GROUNDED AND FOCUSED ON THE LONG TERM. LOEWS'S MANAGEMENT PHILOSOPHY IS BUILT ON A FOUNDATION OF STABILITY AND STRENGTH. OUR STRATEGY HAS ALWAYS BEEN TO PURSUE PRUDENT GROWTH AND CREATE LONG-TERM VALUE FOR OUR SHAREHOLDERS.



OFFICE OF THE PRESIDENT (FROM LEFT TO RIGHT)

Andrew H. Tisch Co-Chairman of the Board, and Chairman of the Executive Committee
James S. Tisch President and Chief Executive Officer
Jonathan M. Tisch Co-Chairman of the Board, Chairman and Chief Executive Officer Loews Hotels

LOEWS POSTED GOOD OPERATING RESULTS IN 2010 AND, DESPITE THE FEEBLE ECONOMIC RECOVERY IN THE UNITED STATES, ENDED THE YEAR IN STRONG FINANCIAL SHAPE. DURING THE YEAR, OUR HOLDING COMPANY CASH AND INVESTMENTS GREW TO MORE THAN $4.6 BILLION FROM $3.0 BILLION AT THE END OF 2009. IT MIGHT SEEM UNCONVENTIONAL TO BEGIN OUR SHAREHOLDER LETTER WITH THIS STATISTIC RATHER THAN EARNINGS PER SHARE OR NET INCOME, BUT IN OUR VIEW, THE ABILITY TO GENERATE CASH IS AN EXCELLENT MEASURE OF FINANCIAL HEALTH AND SUCCESS.

REVENUES (IN BILLIONS)


06
07
08
09
10
13.8
14.3
13.2
14.1
$14.6

TOTAL ASSETS (IN BILLIONS)


06
07
08
09
10
76.9
76.1
69.9
74.1
$76.3

INCOME (LOSS) FROM CONTINUING OPERATIONS PER SHARE OF LOEWS COMMON STOCK


06
07
08
09
10
3.02
2.96
(0.38)
1.31
$3.11

BOOK VALUE PER SHARE OF LOEWS COMMON STOCK


06
07
08
09
10
30.17
32.42
30.18
39.76
$44.51

Maintaining a strong and liquid balance sheet has served us well over many years by allowing us to move rapidly to take advantage of opportunities such as acquisitions and share repurchases, as well as to invest in our existing subsidiaries. We recognize that Loews is not alone in being awash in liquidity — U.S. corporations are currently holding a record level of cash and equivalents. What distinguishes Loews from many other companies, however, is that our cash is readily accessible — it is not trapped offshore nor is it encumbered.

As much as we value the flexibility that a surplus of cash provides, we do not consider it to be a permanent holding. We continually evaluate opportunities but feel no pressure to invest, even if low interest rates have resulted in uninspiring returns on our cash portfolio. More often than not, the return on our periodic investments more than adequately compensates us for the intervening periods of lower returns.

IN ANY GIVEN YEAR, LOEWS'S BALANCE OF CASH AND INVESTMENTS MIGHT FLUCTUATE, BUT OUR ONGOING GOAL IS TO DEPLOY CAPITAL IN WAYS THAT ULTIMATELY CREATE ENDURING VALUE FOR SHAREHOLDERS.

Our restraint served us well this past year, as it was a challenging environment in which to find investments meeting our financial criteria. Private equity firms have large sums of capital that they are eager and motivated to put to work, and historically low interest rates have adjusted downward the return requirements for most investors in search of yield. In any given year, Loews's balance of cash and investments might fluctuate, but our ongoing goal is to deploy capital in ways that ultimately create enduring value for shareholders.

In keeping with our long-held strategy of repurchasing our common stock at prices below our view of its intrinsic value, we repurchased 11 million shares during the year, or nearly 2.6 percent of shares outstanding, at an aggregate cost of $405 million.

Dividends and interest received by Loews from three of our subsidiaries — Boardwalk Pipeline, CNA Financial, and Diamond Offshore — totaled $720 million in 2010. We received another $1.0 billion from CNA when it redeemed the remaining preferred stock that we had purchased from CNA in 2008 to provide capital support during the financial crisis. Additionally, our holding company portfolio of cash and investments generated a net gain, including interest and dividends, of $187 million.

For 2010, net income increased to $1,288 million from $564 million in the prior year, reflecting growth at Boardwalk Pipeline and steady performance at CNA. We also experienced some ongoing challenges in the respective industries of Diamond Offshore, HighMount E&P, and Loews Hotels. But our results for 2010 and 2009 also included some significant charges (after tax and noncontrolling interest): in 2010, a charge of $328 million related to CNA's Loss Portfolio Transfer transaction, and in 2009, a non-cash charge of $660 million at HighMount related to the carrying value of natural gas and oil properties as well as other-than-temporary impairment charges of $791 million at CNA.

DIAMOND OFFSHORE

Diamond Offshore had no involvement with the blowout of BP plc's Macondo well on April 20, 2010, but along with the entire offshore drilling industry, it has suffered the consequences of the ensuing drilling moratorium in the U.S. Gulf of Mexico ("GOM").

On May 30, 2010, the U.S. government declared a six-month moratorium on drilling activity in the GOM at water depths greater than 500 feet, and subsequent rules effectively prohibited most offshore drilling. After much legal wrangling, the Department of the Interior officially lifted the moratorium on October 12, 2010, but the imposition of comprehensive new regulations has been tantamount to a de facto drilling ban. Diamond's customers must obtain a permit from the Bureau of Ocean Energy Management, Regulation and Enforcement ("BOEMRE") before drilling operations can commence, and since the moratorium was first declared, the BOEMRE has been slow to issue new permits.

Regulatory uncertainty in the GOM has forced drillers, including Diamond Offshore, to look for opportunities to move rigs to international markets in order to keep them employed. Since the onset of the moratorium, Diamond Offshore has mobilized two semisubmersibles, one to West Africa and one to Egypt, and has idled a number of other rigs. In the years preceding the Macondo incident,

Diamond had already implemented a significant strategic repositioning of its semisubmersible fleet from the GOM to international markets. As a result of these efforts, and the departure of additional rigs in 2010, Diamond has only three semisubmersible rigs and two jack-up rigs operating in U.S. waters. Despite its reduced exposure to the U.S. market, Diamond's results for the second half and the full year were negatively impacted by the drilling moratorium's effects on average utilization and dayrates.

Given ongoing demand for oil and the industry's continuing success in finding significant hydrocarbon reserves in ultra-deep waters, Diamond remains optimistic about the long-term prospects for offshore drilling in international deepwater markets. Diamond has ordered two new-build ultra-deepwater drillships, the *Ocean BlackHawk* and *Ocean BlackHornet*, which are scheduled for delivery in 2013. These two drillships will be completed at costs significantly lower than the peak prices seen just a few years ago.

CNA FINANCIAL

In 2010, CNA improved its operating results and strengthened its balance sheet. A cornerstone of its balance sheet strength is a disciplined approach to reserving, as evident in CNA's sixteenth consecutive quarter of favorable prior year reserve development in its core Property & Casualty Operations.

CNA continues to make progress on its strategic priorities to drive top and bottom line growth by: (i) developing and deepening expertise in targeted industry segments, (ii) managing the mix of business to improve profitability, and (iii) extending its geographic reach. In support of these goals, CNA has continued to emphasize disciplined risk selection and pricing, while also building a more effective field organization by opening more branch offices, upgrading field leadership, and strengthening relationships with agents and brokers.

All of these actions are intended to drive more profitable business to CNA, and the early returns on these investments are encouraging. In Commercial Insurance, CNA achieved rate increases and increased new business in growth areas such as technology and manufacturing. In Specialty Insurance, CNA continued to perform at a very high level while also delivering new business in its growth areas.

CNA has made significant progress in improving its financial strength and stability. In the third quarter, CNA ceded its exposure to legacy asbestos and environmental pollution liabilities through a Loss Portfolio Transfer reinsurance transaction with National Indemnity Company, a subsidiary of Berkshire Hathaway. The transaction substantially mitigated the risk and volatility from these legacy liabilities in CNA's runoff operations.

As mentioned earlier, CNA redeemed the remaining $1.0 billion of the $1.25 billion of senior preferred stock purchased by Loews in November 2008. The redemption of the senior preferred stock, combined with CNA's overall financial position and results, enabled CNA's board of directors to declare a quarterly common dividend of $0.10 per share in February 2011. This action will deliver cash to CNA's shareholders, including roughly $24 million to Loews in the first quarter of 2011.

WHILE WE ARE NOT IMPERVIOUS TO THE STATE OF THE ECONOMY, OUR COMPANY'S STRUCTURAL DIVERSIFICATION, LIQUID BALANCE SHEET, AND CONSERVATIVE CAPITAL STRUCTURE POSITION LOEWS TO RIDE OUT DIFFICULT PERIODS.

We feel confident in the quality of CNA's balance sheet, reserves, and capital position. In February 2011, CNA completed a $400 million debt offering, with the proceeds used to retire senior notes due in August of this year. CNA does not have any other significant debt maturing until December of 2014.

OTHER SUBSIDIARIES

Below are some 2010 operational highlights for our other three subsidiaries.

- **HighMount** named Steve Hinchman as its new Chief Executive Officer. Steve's leadership and experience will be of great value to HighMount, given the challenging operating environment in the E&P sector stemming from weak natural gas prices. To better position itself to succeed in this environment, HighMount sold non-core assets in Alabama and Michigan and used the net proceeds of approximately $500 million to reduce its outstanding term loan to approximately $1.1 billion. Going forward, HighMount will focus on improving the performance in its core business and growing its asset base—both organically and through acquisitions.

- **Boardwalk Pipeline** increased its operating revenues as its pipeline expansion projects came fully online. Boardwalk received regulatory approvals to operate all of its major expansion projects at their full design capacities and also completed a number of compression projects to further increase pipeline transmission capacity.
- **Loews Hotels** saw signs of improvement, but recovery in the lodging industry continues to be slow. Revenue per available room increased by 10 percent versus 2009, but this represents a 19 percent decline as compared to 2008. Loews Hotels opened one new property—the 414 room Loews Atlanta Hotel—during 2010.

2011 OUTLOOK

Though the U.S. economy has shown some signs of improvement, we remain cautious about the future. Persistently high unemployment, government budget crises at all levels, and a glut of unsold housing inventory represent just a small sampling of potential impediments to the health of the economy. These concerns, however, are not cause for worry with respect to Loews. While we are not impervious to the state of the economy, our company's structural diversification, liquid balance sheet, and conservative capital structure position Loews to ride out difficult periods—as well as take advantage of opportunities that may present themselves. Each of our subsidiaries is affected differently by factors in the economy and each is able to carve out a growth strategy in its own industry. What our subsidiaries all share is our conservative, long-term approach to building shareholder value.

Our patient, value-oriented approach has worked well over the years. Over the past 50 years, Loews has delivered an average annual total return of 17.6 percent, versus 9.6 percent for the S&P 500 Index. While we cannot promise comparable returns in the future, we believe we can generate value for all shareholders by focusing on the long term.

We would like to thank our employees, directors, and the employees of our subsidiaries for their contributions over the past year to the success of Loews. We are grateful for your support as we endeavor to continue creating value over the long term.

Sincerely,



James S. Tisch



Andrew H. Tisch



Jonathan M. Tisch

Office of the President
February 23, 2011

OUR SUBSIDIARIES PLAY AN INTEGRAL PART IN THE ONGOING CREATION OF WEALTH FOR LOEWS SHAREHOLDERS. THE FOLLOWING SECTION LENDS PERSPECTIVE TO THEIR CONTRIBUTIONS TO LOEWS IN 2010.

CNA



CNA MADE SIGNIFICANT STRIDES IN IMPROVING ITS FINANCIAL STABILITY AND EARNINGS OUTLOOK, INCLUDING A MILESTONE TRANSACTION AS THE COMPANY CEDED ITS LEGACY ASBESTOS AND ENVIRONMENTAL POLLUTION LIABILITIES THROUGH A REINSURANCE AGREEMENT.

CNA FINANCIAL (FOR THE YEAR ENDED DEC 31, 2010)	
operating income	$ 660 million
net income	$ 690 million
P&C operations net written premiums	$5,899 million
employees	8,000

RESULTS

- Net income was $690 million in 2010, compared with $419 million in 2009. The 2010 results include a $365 million charge associated with a reinsurance transaction to cede legacy asbestos and environmental pollution liabilities to National Indemnity Company. Net income was $1.1 billion before the impact of this transaction, for a return on equity of 9.6%.
- CNA's core Property & Casualty Operations had a 2010 combined ratio of 94.8 percent, equaling its best in 10 years. Net written premiums decreased 3 percent, as adjusted to exclude the impact of the 2010 sale of an Argentine workers' compensation operation.
- The company finished the year with a very strong balance sheet and capital position. Book value per common share increased 13% to $40.70 at year-end 2010. CNA redeemed the remaining $1.0 billion of the $1.25 billion of senior preferred stock sold to Loews in 2008.

KEY DRIVERS

- The improvement in CNA's results was driven by continued favorable prior year loss reserve development, and significantly lower realized investment losses in 2010 than in 2009.
- Lower premium volume reflects pricing and underwriting actions to improve the profitability of CNA's Commercial Insurance business. Premiums were also pressured by reduced exposures and return premiums due to economic conditions.
- CNA increased the efficiency of its corporate center functions and invested in new field offices and additional underwriting positions. The investments have begun to translate into improved pricing and more new business in targeted areas.

LOOKING AHEAD

- While competitive conditions are expected to persist in 2011, CNA is well positioned to continue improving its financial stability and operating results.


DIAMOND
OFFSHORE



AFTER A TUMULTUOUS YEAR IN THE OFFSHORE DRILLING INDUSTRY, DIAMOND REMAINS CONFIDENT IN THE HEALTH OF ITS BUSINESS AND THE STRENGTH OF ITS COMPANY. REFLECTING THIS VIEW, IN EARLY 2011 DIAMOND PLACED ORDERS FOR TWO NEW-BUILD ULTRA-DEEPWATER DRILLSHIPS — THE *OCEAN BLACKHAWK* AND *OCEAN BLACKHORNET*.

DIAMOND OFFSHORE (FOR THE YEAR ENDED DEC 31, 2010)	
total revenue	$3,323 million
net income	$ 955 million
offshore drilling rigs	46
employees	5,300

RESULTS

- Diamond Offshore reported revenue of $3.3 billion and earnings of $955 million in 2010 — the third most profitable year in the Company's history. The strategy to diversify the fleet internationally in recent years helped Diamond enter 2011 with over $6.6 billion in contract backlog, and almost 90 percent of its deepwater fleet fully committed for the year.

KEY DRIVERS

- In April 2010, the industry experienced the first major domestic offshore drilling incident in over 40 years, the tragic Macondo explosion and oil spill in the U.S. Gulf of Mexico. While the incident did not involve Diamond Offshore personnel or equipment, it had an immediate impact on the company and the offshore drilling industry and resulted in a de facto ban on U.S. deepwater drilling.
- With activity severely curtailed in the U.S. Gulf of Mexico, Diamond has been proactive in securing opportunities in other markets.
- Most of Diamond's rigs are located in international markets. The greatest concentration is in Brazil, where it operates 16 rigs, the largest presence of any offshore drilling contractor.
- Growing demand for energy in emerging economies such as China and India helped sustain oil prices in the mid $70s per barrel, which enabled the market to absorb new-build capacity in 2010 while sustaining dayrates.

LOOKING AHEAD

- Crude oil opened 2011 at approximately $90 per barrel, which is generally sufficient to stimulate growth in exploration activity.
- We are no longer at the peak dayrates achieved during the recent up-cycle. But with a strong contract backlog and a highly competitive fleet, Diamond Offshore is positioned to participate fully in the continuing strength of the offshore drilling market.

HIGHMOUNT
EXPLORATION & PRODUCTION LLC



IN 2010, HIGHMOUNT CONTINUED TO FOCUS ON STRENGTHENING ITS POSITION IN UNCONVENTIONAL RESOURCES IN U.S. ONSHORE DEVELOPMENT. THIS FOCUS INCLUDED OPTIMIZING DEVELOPMENT OF ITS NATURAL GAS RESOURCES IN THE SONORA FIELD, LOCATED IN THE PERMIAN BASIN IN WEST TEXAS, AND CONTINUED TESTING AND REFINEMENT OF NEW COMPLETION TECHNOLOGIES IN EXISTING UNCONVENTIONAL PLAYS.

HIGHMOUNT EXPLORATION AND PRODUCTION (FOR THE YEAR ENDED DEC 31, 2010)	
total revenue	$453 million
net proved reserves	1.3 Tcfe
proved developed reserves	78.2%
net natural gas producing wells	5,800
average daily Permian production	190 MMcfe
employees	400

RESULTS

- Completed a 200 well drilling program in the Sonora Field, utilizing services negotiated with major vendors and suppliers under attractive terms compared to market rates.
- Started a second drilling program in mid-2010 after negotiating similarly attractive terms with service providers.
- Explored new technologies to complement and enhance drilling and completion activities.
- Initiated testing and evaluation of the Wolfcamp Shale formation across HighMount's greater than 600,000 acre position in the Sonora Field.
- Completed the sale of assets in Michigan and Alabama. These assets represented approximately 17 percent of HighMount's total proved reserves as of December 31, 2009, and were sold to focus HighMount on the Sonora Field, pay down debt, and situate the company to take advantage of future growth opportunities.

KEY DRIVERS

- HighMount's unique position in the Sonora Field, along with favorable contracts negotiated with service providers, continued to support profitable drilling programs during 2010.
- $500 million of net proceeds from the sale of assets in Michigan and Alabama were used to reduce HighMount's outstanding debt under its term loans.

LOOKING AHEAD

- HighMount will focus on exploring for more liquids rich resources in its existing leaseholds.
- The company will optimize its base business in the Sonora Field while exploiting future growth opportunities through the expanded use of technology and resources.
- HighMount will pursue timely, attractive unconventional acquisitions, as well as seek more liquids rich assets to complement and diversify its existing resource base.

BOARDWALK
PIPELINE PARTNERS



A SIGNIFICANT PORTION OF BOARDWALK'S REVENUES STEM FROM CONTRACTS UNDER WHICH CUSTOMERS PAY TO RESERVE TRANSPORTATION AND STORAGE CAPACITY, REGARDLESS OF ACTUAL UTILIZATION. IN 2010, APPROXIMATELY 78 PERCENT OF BOARDWALK'S REVENUES WERE DERIVED FROM THESE CAPACITY RESERVATION CHARGES.

RESULTS

- Revenues for 2010 increased 23 percent versus the prior year to $1.1 billion, and net income for 2010 increased 78 percent to $289 million.
- Distributable cash flow increased 43 percent versus the prior year to $448 million.

KEY DRIVERS

- Completed the Gulf Crossing, Fayetteville, and Greenville compressor projects, which increased capacity on each of these systems.
- Ended 2010 with all of its major expansion projects in service and operating at their design capacities.
- Increased gas transportation revenues from the expansion projects were partly offset by lower interruptible and short-term firm transportation revenues due to reduced price spreads between locations on the pipeline systems.

LOOKING AHEAD

- Boardwalk will seek expansion projects and/or acquisitions meeting an acceptable risk return profile.
- Boardwalk will improve its system and service flexibility to capture market share in areas where its assets are underutilized.
- The trend in conversion of legacy power generation facilities from coal to natural gas should create an opportunity for revenue growth.

BOARDWALK (FOR THE YEAR ENDED DEC 31, 2010)	
total revenue	$1,117 million
average daily throughput	6.8 Bcf
total miles of pipeline	14,200
underground storage fields	11
employees	1,100

SHAREHOLDER INFORMATION

PRICE RANGE OF LOEWS COMMON STOCK

Our common stock is listed on the New York Stock Exchange under the symbol L. The following table sets forth the reported high and low sales prices in each calendar quarter of 2010 and 2009.

	2010		2009	
	HIGH	LOW	HIGH	LOW
1st Quarter	$38.41	$34.24	$30.60	$17.40
2nd Quarter	39.47	30.22	29.17	21.49
3rd Quarter	38.55	32.95	35.49	25.27
4th Quarter	40.34	37.23	36.84	32.77

DIVIDEND INFORMATION

We have paid quarterly cash dividends on Loews common stock in each year since 1967. Regular dividends of $0.0625 per share of Loews common stock were paid in each calendar quarter of 2010 and 2009.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on Tuesday, May 10, 2011, at 11:00 a.m. at the Loews Regency Hotel, 540 Park Avenue, New York City.

TRANSFER AGENT AND REGISTRAR

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
800-358-9151

www.bnymellon.com/shareowner/isd

INDEPENDENT AUDITORS

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1442

www.deloitte.com



LOEWS
HOTELS · RESORTS



THE HOTEL INDUSTRY IS EXPECTED TO TURN THE CORNER IN 2011: A RECOVERING ECONOMY, PENT-UP DEMAND, AND VERY LIMITED NEW SUPPLY IN THE LUXURY AND UPPER UPSCALE SPACE SHOULD CREATE AN ENVIRONMENT WHERE MEANINGFUL RATE AND REVPAR GROWTH CAN BE ACHIEVED.

LOEWS HOTELS (FOR THE YEAR ENDED DEC 31, 2010)	
total revenue	$308 million
hotels	18
guest rooms	8,134
employees	3,400

RESULTS

- Loews Hotels achieved strong RevPAR growth of 9.9 percent: $148 in 2010 as compared to $135 in 2009.
- Net income was $1 million in 2010 as compared to a net loss of $34 million in 2009, which included after tax impairment charges of $28 million.
- A shared services center was opened in Nashville, Tennessee to consolidate accounting, purchasing, and the reservations function. This investment in the company's operating platform has already resulted in efficiencies at the hotels as well as advancing brand goals of improving consistency in the customer experience.
- The Loews Atlanta hotel opened in April 2010 and has quickly become the premier hotel in Midtown Atlanta.

KEY DRIVERS

- After enduring 18 months of consecutive RevPAR decline since August 2008, lodging industry RevPAR turned positive in March 2010, driven by occupancy gains reflecting pent-up demand in the marketplace. Average rates followed, turning positive in June 2010.
- The company benefited from the impact of a significant renovation of the Loews Miami Beach Hotel completed at the end of 2009.
- The June 2010 opening of *The Wizarding World of Harry Potter* created substantial demand and revenue for the three hotels located at the Universal Orlando resort: Loews Portofino Bay Hotel, Loews Royal Pacific Resort, and Hard Rock Hotel.

LOOKING AHEAD

- Loews Hotels expects to turn the corner in 2011: a recovering economy, pent-up demand, and very limited new supply in the luxury and upper upscale space should create an environment where meaningful rate and RevPAR growth can be achieved.
- To fully capitalize on an expected multi-year lodging market recovery, Loews Hotels will focus on the planning and design of value-add renovation projects at several properties. Implementation is expected to begin in late 2011 and into 2012.

FORM 10-K

LOEWS CORPORATION 2010 FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2010

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From __________ to __________

Commission File Number 1-6541

LOEWS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**13-2646102**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

667 Madison Avenue, New York, N.Y. 10065-8087
(Address of principal executive offices) (Zip Code)

(212) 521-2000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Loews Common Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes X No ____

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ____ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No ____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes X No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ].

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer X Accelerated filer ____ Non-accelerated filer ____ Smaller reporting company ____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ____ No X

The aggregate market value of voting and non-voting common equity held by non-affiliates as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $10,445,000,000.

As of February 1, 2011, there were 413,706,490 shares of Loews common stock outstanding.

Documents Incorporated by Reference:

Portions of the Registrant's definitive proxy statement intended to be filed by Registrant with the Commission prior to April 30, 2011 are incorporated by reference into Part III of this Report.

LOEWS CORPORATION

INDEX TO ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2010

PART III

Certain information called for by Part III (Items 10, 11, 12, 13 and 14) has been omitted as Registrant intends to file with the Securities and Exchange Commission not later than 120 days after the close of its fiscal year a definitive Proxy Statement pursuant to Regulation 14A.

PART IV

PART I

Unless the context otherwise requires, references in this Report to "Loews Corporation," "we," "our," "us" or like terms refer to the business of Loews Corporation excluding its subsidiaries.

Item 1. Business.

We are a holding company. Our subsidiaries are engaged in the following lines of business:

- commercial property and casualty insurance (CNA Financial Corporation, a 90% owned subsidiary);
- operation of offshore oil and gas drilling rigs (Diamond Offshore Drilling, Inc., a 50.4% owned subsidiary);
- exploration, production and marketing of natural gas and natural gas liquids (HighMount Exploration & Production LLC, a wholly owned subsidiary);
- operation of interstate natural gas transmission pipeline systems (Boardwalk Pipeline Partners, LP, a 66% owned subsidiary); and
- operation of hotels (Loews Hotels Holding Corporation, a wholly owned subsidiary).

Please read information relating to our major business segments from which we derive revenue and income contained in Note 22 of the Notes to Consolidated Financial Statements, included under Item 8.

CNA FINANCIAL CORPORATION

CNA Financial Corporation (together with its subsidiaries, "CNA") was incorporated in 1967 and is an insurance holding company. CNA's property and casualty insurance operations are conducted by Continental Casualty Company ("CCC"), incorporated in 1897, and The Continental Insurance Company ("CIC"), organized in 1853, and certain other affiliates. CIC became a subsidiary of CNA in 1995 as a result of the acquisition of The Continental Corporation ("Continental"). CNA accounted for 63.0%, 60.0% and 58.9% of our consolidated total revenue for the years ended December 31, 2010, 2009 and 2008.

CNA's insurance products primarily include commercial property and casualty coverages. CNA's services include risk management, information services, warranty and claims administration. CNA's products and services are marketed through independent agents, brokers and managing general underwriters to a wide variety of customers, including small, medium and large businesses, associations, professionals and other groups.

CNA's core business, commercial property and casualty insurance operations, is reported in two business segments: CNA Specialty and CNA Commercial. CNA's non-core businesses are managed in two business segments: Life & Group Non-Core and Other Insurance. Each segment is managed separately due to differences in their product lines and markets.

CNA's property and casualty field structure consists of 44 underwriting locations across the country. There are three centralized processing operations which handle policy processing, billing and collection activities, and also act as call centers to optimize service. The claims structure consists of a centralized claim center designed to efficiently handle the high volume of low severity claims including property damage, liability, and workers' compensation medical only claims, and 15 principal claim office locations around the country handling the more complex claims.

CNA Specialty

CNA Specialty provides professional liability and other coverages through property and casualty products and services, both domestically and abroad, through a network of brokers, independent agencies and managing general underwriters. CNA Specialty provides solutions for managing the risks of its clients, including architects, lawyers, accountants, health care professionals, financial intermediaries and public and private companies. Product offerings also include surety and fidelity bonds and vehicle warranty services.

CNA Specialty includes the following business groups:

Professional & Management Liability: Professional & Management Liability provides management and professional liability insurance and risk management services and other specialized property and casualty coverages in the United States. This group provides professional liability coverages to various professional firms, including architects, real estate agents, small and mid-sized accounting firms, law firms and technology firms. Professional & Management Liability also provides directors and officers, employment practices, fiduciary and fidelity coverages. Specific areas of focus include small and mid-size firms as well as privately held firms and not-for-profit organizations, where tailored products for this client segment are offered. Products within Professional & Management Liability are distributed through brokers, agents and managing general underwriters. Professional & Management Liability, through CNA HealthPro, also offers insurance products to serve the health care delivery system. Products include professional liability and associated standard property and casualty coverages, and are distributed on a national basis through brokers, agents and managing general underwriters. Key customer segments include long term care facilities, allied health care providers, life sciences, dental professionals and mid-size and large health care facilities.

International: International provides similar management and professional liability insurance and other specialized property and casualty coverages in Canada and Europe.

Surety: Surety consists primarily of CNA Surety Corporation ("CNA Surety") and its insurance subsidiaries and offers small, medium and large contract and commercial surety bonds. CNA Surety provides surety and fidelity bonds in all 50 states through a combined network of independent agencies. CNA owns approximately 61% of CNA Surety.

Warranty and Alternative Risks: Warranty and Alternative Risks provides extended service contracts and related products that provide protection from the financial burden associated with mechanical breakdown and other related losses, primarily for vehicles and portable electronic communication devices. These products are distributed through and administered by CNA's wholly owned subsidiary, CNA National Warranty Corporation, or through third party administrators.

CNA Commercial

CNA Commercial works with an independent agency distribution system and a network of brokers to market a broad range of property and casualty insurance products and services to small, middle-market and large businesses and organizations domestically and abroad. Property products include standard and excess property coverages, as well as marine coverage, and boiler and machinery. Casualty products include standard casualty insurance products such as workers' compensation, general and product liability, commercial auto and umbrella coverages. Most insurance programs are provided on a guaranteed cost basis; however, CNA also offers specialized loss-sensitive insurance programs to those customers viewed as higher risk and less predictable in exposure.

These property and casualty products are offered as part of CNA's *Business, Commercial* and *International* insurance groups. CNA's Business insurance group serves its smaller commercial accounts and the Commercial insurance group serves CNA's middle markets and its larger risks. In addition, CNA Commercial provides total risk management services relating to claim and information services to the large commercial insurance marketplace, through a wholly owned subsidiary, CNA ClaimPlus, Inc., a third party administrator. The International insurance group primarily consists of the commercial product lines of CNA's operations in Europe, Canada, as well as Hawaii.

Also included in CNA Commercial is *CNA Select Risk ("Select Risk")*, which includes CNA's excess and surplus lines coverages. Select Risk provides specialized insurance for selected commercial risks on both an individual customer and program basis. Customers insured by Select Risk are generally viewed as higher risk and less predictable in exposure than those covered by standard insurance markets. Select Risk's products are distributed throughout the United States through specialist producers, program agents and brokers.

Life & Group Non-Core

The Life & Group Non-Core segment primarily includes the results of the life and group lines of business that are in run-off. CNA continues to service its existing individual long term care commitments, its payout annuity business and its pension deposit business. CNA also retains a block of group reinsurance and life settlement contracts. These businesses are being managed as a run-off operation. CNA's group long term care business, while considered non-core, continues to be actively marketed. During 2008, CNA exited the indexed group annuity portion of its pension deposit business.

Other Insurance

Other Insurance primarily includes certain CNA corporate expenses, including interest on CNA corporate debt, and the results of certain property and casualty business in run-off, including CNA Re and asbestos and environmental pollution ("A&EP"). In 2010, CNA ceded substantially all of its legacy A&EP liabilities under the Loss Portfolio Transfer, as further discussed in Note 9 of the Notes to Consolidated Financial Statements included under Item 8.

Please read Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations by Business Segment – CNA Financial" for information with respect to each segment.

Direct Written Premiums by Geographic Concentration

Set forth below is the distribution of CNA's direct written premiums by geographic concentration.

Year Ended December 31	2010	2009	2008
California	**9.3%**	9.1%	9.2%
New York	**6.8**	6.8	6.9
Texas	**6.5**	6.6	6.2
Florida	**6.1**	6.2	6.5
Illinois	**4.0**	3.8	3.8
Missouri	**4.0**	3.6	3.1
New Jersey	**3.5**	3.7	3.8
Pennsylvania	**3.4**	3.2	3.3
All other states, countries or political subdivisions (a)	**56.4**	57.0	57.2
	100.0%	100.0%	100.0%

(a) No other individual state, country or political subdivision accounts for more than 3.0% of direct written premiums.

Approximately 6.9%, 7.0% and 7.4% of CNA's direct written premiums were derived from outside of the United States for the years ended December 31, 2010, 2009 and 2008. Premiums from any one individual foreign country were not material to aggregate direct written premiums.

Property and Casualty Claim and Claim Adjustment Expenses

The following loss reserve development table illustrates the change over time of reserves established for property and casualty claim and claim adjustment expenses at the end of the preceding ten calendar years for CNA's property and casualty insurance companies. The table excludes CNA's life subsidiaries, and as such, the carried reserves will not agree to the Consolidated Financial Statements included under Item 8. The first section shows the reserves as originally reported at the end of the stated year. The second section, reading down, shows the cumulative amounts paid as of the end of successive years with respect to the originally reported reserve liability. The third section, reading down, shows re-estimates of the originally recorded reserves as of the end of each successive year, which is the result of CNA's property and casualty insurance subsidiaries' expanded awareness of additional facts and circumstances that pertain to the unsettled claims. The last section compares the latest re-estimated reserves to the reserves originally established, and indicates whether the original reserves were adequate or inadequate to cover the estimated costs of unsettled claims.

The loss reserve development table is cumulative and, therefore, ending balances should not be added since the amount at the end of each calendar year includes activity for both the current and prior years. The development amounts in the table below include the impact of commutations, but exclude the impact of the allowance for doubtful accounts on reinsurance receivables.

Schedule of Loss Reserve Development

Year Ended December 31	2000	2001(a)	2002(b)	2003	2004	2005	2006	2007	2008	2009	**2010(c)**
(In millions of dollars)											
Originally reported gross reserves for unpaid claim and claim adjustment expenses	26,510	29,649	25,719	31,284	31,204	30,694	29,459	28,415	27,475	26,712	**25,412**
Originally reported ceded recoverable	7,333	11,703	10,490	13,847	13,682	10,438	8,078	6,945	6,213	5,524	**6,060**
Originally reported net reserves for unpaid claim and claim adjustment expenses	19,177	17,946	15,229	17,437	17,522	20,256	21,381	21,470	21,262	21,188	**19,352**
Cumulative net paid as of:											
One year later	7,686	5,981	5,373	4,382	2,651	3,442	4,436	4,308	3,930	3,762	-
Two years later	11,992	10,355	8,768	6,104	4,963	7,022	7,676	7,127	6,746	-	-
Three years later	15,291	12,954	9,747	7,780	7,825	9,620	9,822	9,102	-	-	-
Four years later	17,333	13,244	10,870	10,085	9,914	11,289	11,312	-	-	-	-
Five years later	17,775	13,922	12,814	11,834	11,261	12,465	-	-	-	-	-
Six years later	18,970	15,493	14,320	12,988	12,226	-	-	-	-	-	-
Seven years later	20,297	16,769	15,291	13,845	-	-	-	-	-	-	-
Eight years later	21,382	17,668	16,022	-	-	-	-	-	-	-	-
Nine years later	22,187	18,286	-	-	-	-	-	-	-	-	-
Ten years later	22,826	-	-	-	-	-	-	-	-	-	-
Net reserves re-estimated as of:											
End of initial year	19,177	17,946	15,229	17,437	17,522	20,256	21,381	21,470	21,262	21,188	**19,352**
One year later	21,502	17,980	17,650	17,671	18,513	20,588	21,601	21,463	21,021	20,643	-
Two years later	21,555	20,533	18,248	19,120	19,044	20,975	21,706	21,259	20,472	-	-
Three years later	24,058	21,109	19,814	19,760	19,631	21,408	21,609	20,752	-	-	-
Four years later	24,587	22,547	20,384	20,425	20,212	21,432	21,286	-	-	-	-
Five years later	25,594	22,983	21,076	21,060	20,301	21,326	-	-	-	-	-
Six years later	26,023	23,603	21,769	21,217	20,339	-	-	-	-	-	-
Seven years later	26,585	24,267	21,974	21,381	-	-	-	-	-	-	-
Eight years later	27,207	24,548	22,168	-	-	-	-	-	-	-	-
Nine years later	27,510	24,765	-	-	-	-	-	-	-	-	-
Ten years later	27,702	-	-	-	-	-	-	-	-	-	-
Total net (deficiency) redundancy	(8,525)	(6,819)	(6,939)	(3,944)	(2,817)	(1,070)	95	718	790	545	-
Reconciliation to gross re-estimated reserves:											
Net reserves re-estimated	27,702	24,765	22,168	21,381	20,339	21,326	21,286	20,752	20,472	20,643	-
Re-estimated ceded recoverable	11,397	16,911	16,279	14,639	13,507	10,846	8,541	7,180	6,168	5,559	-
Total gross re-estimated reserves	39,099	41,676	38,447	36,020	33,846	32,172	29,827	27,932	26,640	26,202	-
Total gross (deficiency) redundancy	(12,589)	(12,027)	(12,728)	(4,736)	(2,642)	(1,478)	(368)	483	835	510	-
Net (deficiency) redundancy related to:											
Asbestos	(1,590)	(818)	(827)	(177)	(123)	(113)	(112)	(107)	(79)	-	-
Environmental pollution	(635)	(288)	(282)	(209)	(209)	(159)	(159)	(159)	(76)	-	-
Total asbestos and environmental pollution	(2,225)	(1,106)	(1,109)	(386)	(332)	(272)	(271)	(266)	(155)	-	-
Core (Non-asbestos and environmental pollution)	(6,300)	(5,713)	(5,830)	(3,558)	(2,485)	(798)	366	984	945	545	-
Total net (deficiency) redundancy	(8,525)	(6,819)	(6,939)	(3,944)	(2,817)	(1,070)	95	718	790	545	-

(a) Effective January 1, 2001, CNA established a new life insurance company, CNA Group Life Assurance Company ("CNAGLA"). Further, on January 1, 2001, $1.1 billion of reserves were transferred from CCC to CNAGLA.
(b) Effective October 31, 2002, CNA sold CNA Reinsurance Company Limited. As a result of the sale, net reserves were reduced by $1.3 billion.
(c) Effective January 1, 2010, CNA ceded approximately $1.5 billion of net asbestos and environmental pollution ("A&EP") claim and allocated claim adjustment expense reserves relating to its continuing operations under a retroactive reinsurance agreement with an aggregate limit of $4.0 billion, as further discussed in Note 9 of the Notes to Consolidated Financial Statements included under Item 8.

Please read information relating to CNA's property and casualty claim and claim adjustment expense reserves and reserve development set forth under Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), and in Notes 1 and 9 of the Notes to Consolidated Financial Statements, included under Item 8.

Investments

Please read Item 7, MD&A – Investments and Notes 1, 3, 4 and 5 of the Notes to Consolidated Financial Statements, included under Item 8.

Other

Competition: The property and casualty insurance industry is highly competitive both as to rate and service. CNA competes with stock and mutual insurance companies, reinsurance companies and other entities for both producers and customers. CNA must continuously allocate resources to refine and improve its insurance products and services.

Rates among insurers vary according to the types of insurers and methods of operation. CNA competes for business not only on the basis of rate, but also on the basis of availability of coverage desired by customers, financial strength, ratings and quality of service, including claim adjustment services.

There are approximately 2,400 individual companies that sell property and casualty insurance in the United States. Based on 2009 statutory net written premiums, CNA is the seventh largest commercial insurance writer and the 13th largest property and casualty insurance organization in the United States.

Regulation: The insurance industry is subject to comprehensive and detailed regulation and supervision throughout the United States. Each state has established supervisory agencies with broad administrative powers relative to licensing insurers and agents, approving policy forms, establishing reserve requirements, prescribing the form and content of statutory financial reports, and regulating capital adequacy and the type, quality and amount of investments permitted. Such regulatory powers also extend to premium rate regulations, which require that rates not be excessive, inadequate or unfairly discriminatory. In addition to regulation of dividends by insurance subsidiaries, intercompany transfers of assets may be subject to prior notice or approval by the state insurance regulators, depending on the size of such transfers and payments in relation to the financial position of the insurance affiliates making the transfer or payment.

Insurers are also required by the states to provide coverage to insureds who would not otherwise be considered eligible by the insurers. Each state dictates the types of insurance and the level of coverage that must be provided to such involuntary risks. CNA's share of these involuntary risks is mandatory and generally a function of its respective share of the voluntary market by line of insurance in each state.

Further, insurance companies are subject to state guaranty fund and other insurance-related assessments. Guaranty fund assessments are levied by the state departments of insurance to cover claims of insolvent insurers. Other insurance-related assessments are generally levied by state agencies to fund various organizations including disaster relief funds, rating bureaus, insurance departments, and workers' compensation second injury funds, or by industry organizations that assist in the statistical analysis and ratemaking process.

Although the federal government does not directly regulate the business of insurance, federal legislative and regulatory initiatives can impact the insurance industry in a variety of ways. These initiatives and legislation include tort reform proposals; proposals addressing natural catastrophe exposures; terrorism risk mechanisms; federal financial services reforms; various tax proposals affecting insurance companies; and possible regulatory limitations, impositions and restrictions arising from the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the Patient Protection and Affordable Care Act, both enacted in 2010.

Various legislative and regulatory efforts to reform the tort liability system have, and will continue to, impact CNA's industry. Although there has been some tort reform with positive impact to the insurance industry, new causes of action and theories of damages continue to be proposed in state court actions or by federal or state legislatures that continue to expand liability for insurers and their policyholders. For example, some state legislatures have from time to time considered legislation addressing direct action against insurers related to bad faith claims. As a result of this unpredictability in the law, insurance underwriting is expected to continue to be difficult in commercial lines, professional liability and other specialty coverages.

The Dodd-Frank Wall Street Reform and Consumer Protection Act expands the federal presence in insurance oversight and may increase the regulatory requirements to which CNA may be subject. The Act's requirements include streamlining the state-based regulation of reinsurance and nonadmitted insurance (property or casualty insurance placed from insurers that are eligible to accept insurance, but are not licensed to write insurance in a particular state). The Act also establishes a new Federal Insurance Office within the U.S. Department of the Treasury with powers over all lines of insurance except health insurance, certain long term care insurance and crop insurance, to, among other things, monitor aspects of the insurance industry, identify issues in the regulation of insurers that could contribute to a systemic crisis in the insurance industry or the overall financial system, coordinate federal policy on international insurance matters and preempt state insurance measures under certain circumstances. The Act calls for numerous studies and contemplates further regulation.

The Patient Protection and Affordable Care Act and the related amendments in the Health Care and Education Reconciliation Act may increase CNA's operating costs and underwriting losses. This landmark legislation may lead to numerous changes in the health care industry that could create additional operating costs for CNA, particularly with respect to workers' compensation and long term care products. These costs might arise through the increased use of health care services by claimants or the increased complexities in health care bills that could require additional levels of review. In addition, due to the expected number of new participants in the health care system and the potential for additional malpractice claims, CNA may experience increased underwriting risk in the lines of business that provide management and professional liability insurance to individuals and businesses engaged in the health care industry. The lines of business that provide professional liability insurance to attorneys, accountants and other professionals who advise clients regarding the health care reform legislation may also experience increased underwriting risk due to the complexity of the legislation.

Properties: The Chicago location owned by CCC, a wholly owned subsidiary of CNA, houses CNA's principal executive offices. CNA owns or leases office space in various cities throughout the United States and in other countries. The following table sets forth certain information with respect to CNA's principal office locations:

Location	Size (square feet)	Principal Usage
333 S. Wabash Avenue Chicago, Illinois	763,322	Principal executive offices of CNA
401 Penn Street Reading, Pennsylvania	190,677	Property and casualty insurance offices
2405 Lucien Way Maitland, Florida	116,948	Property and casualty insurance offices
40 Wall Street New York, New York	114,096	Property and casualty insurance offices
1100 Ward Avenue Honolulu, Hawaii	104,478	Property and casualty insurance offices
101 S. Phillips Avenue Sioux Falls, South Dakota	83,616	Property and casualty insurance offices
600 N. Pearl Street Dallas, Texas	65,752	Property and casualty insurance offices
1249 S. River Road Cranbury, New Jersey	50,366	Property and casualty insurance offices
4267 Meridian Parkway Aurora, Illinois	46,903	Data center
675 Placentia Avenue Brea, California	46,571	Property and casualty insurance offices

CNA leases its office space described above except for the Chicago, Illinois building, the Reading, Pennsylvania building, and the Aurora, Illinois building, which are owned.

DIAMOND OFFSHORE DRILLING, INC.

Diamond Offshore Drilling, Inc. ("Diamond Offshore"), is engaged, through its subsidiaries, in the business of owning and operating drilling rigs that are used in the drilling of offshore oil and gas wells on a contract basis for companies engaged in exploration and production of hydrocarbons. Diamond Offshore owns 46 offshore rigs. Diamond Offshore accounted for 23.0%, 25.9% and 26.3% of our consolidated total revenue for the years ended December 31, 2010, 2009 and 2008.

Rigs: Diamond Offshore owns and operates 32 semisubmersible rigs, consisting of 13 high specification and 19 intermediate rigs. Semisubmersible rigs consist of an upper working and living deck resting on vertical columns connected to lower hull members. Such rigs operate in a "semi-submerged" position, remaining afloat, off bottom, in a position in which the lower hull is approximately 55 feet to 90 feet below the water line and the upper deck protrudes well above the surface. Semisubmersible rigs are typically anchored in position and remain stable for drilling in the semi-submerged floating position due in part to their wave transparency characteristics at the water line. Semisubmersible rigs can also be held in position through the use of a computer controlled thruster ("dynamic-positioning") system to maintain the rig's position over a drillsite. Five semisubmersible rigs in Diamond Offshore's fleet have this capability.

Diamond Offshore's high specification semisubmersible rigs are generally capable of working in water depths of 4,000 feet or greater or in harsh environments and have other advanced features, as compared to intermediate semisubmersible rigs. Five high specification rigs have nominal water depth capability of 10,000 feet; one of 8,000 feet; one of 7,000 feet; five of 5,500 to 5,250 feet; and one of 4,000 feet. As of January 24, 2011, six of Diamond Offshore's 13 high specification semisubmersible rigs were located offshore Brazil, and two were located in the U.S. Gulf of Mexico ("GOM"). Of Diamond Offshore's remaining high specification semisubmersible rigs, one was located offshore each of Angola, Egypt, Indonesia, and the Republic of Congo and one was in a shipyard in Singapore.

Diamond Offshore's intermediate semisubmersible rigs generally work in maximum water depths up to 3,999 feet. As of January 24, 2011, Diamond Offshore had 19 intermediate semisubmersible rigs in various locations around the world. Nine of these semisubmersible rigs were operating in the South America region, including eight offshore Brazil and one offshore the Falkland Islands; three were located in the North Sea; two were located offshore Australia; one was located offshore Vietnam and one was cold stacked in Malaysia. Diamond Offshore's remaining three intermediate semisubmersible rigs are located in the GOM, where two have been cold stacked.

Diamond Offshore has one high specification drillship, the *Ocean Clipper,* which was located offshore Brazil as of January 24, 2011. Drillships, which are typically self-propelled, are positioned over a drillsite through the use of either an anchoring system or a dynamic-positioning system similar to those used on certain semisubmersible rigs. Deepwater drillships compete in many of the same markets as do high specification semisubmersible rigs.

Diamond Offshore has 13 jack-up drilling rigs. Jack-up rigs are mobile, self-elevating drilling platforms equipped with legs that are lowered to the ocean floor until a foundation is established to support the drilling platform. The rig hull includes the drilling rig, jacking system, crew quarters, loading and unloading facilities, storage areas for bulk and liquid materials, heliport and other related equipment. Diamond Offshore's jack-up rigs are used for drilling in water depths from 20 feet to 350 feet. The water depth limit of a particular rig is principally determined by the length of the rig's legs. A jack-up rig is towed to the drillsite with its hull riding in the sea, as a vessel, with its legs retracted. Once over a drillsite, the legs are lowered until they rest on the seabed and jacking continues with the legs penetrating the seabed until resistance is sufficient to elevate the hull above the surface of the water. After completion of drilling operations, the hull is lowered until it rests in the water and then the legs are retracted for relocation to another drillsite.

As of January 24, 2011, six of Diamond Offshore's 13 jack-up rigs were located in the GOM, of which four rigs have been cold stacked, consisting of two mat-supported cantilevered rigs, one mat-supported slot rig and one independent-leg, cantilevered rig. Of Diamond Offshore's seven remaining jack-up rigs, all of which are independent-leg cantilevered rigs, two each were located offshore Egypt and Mexico, and one was located offshore each of Brazil and Montenegro. Diamond Offshore's remaining jack-up rig was en route to Thailand.

Fleet Upgrades: Diamond Offshore's long term strategy has been to economically upgrade its fleet to meet customer demand for advanced, efficient, high-tech rigs, particularly deepwater semisubmersible rigs, in order to maximize the utilization of, and dayrates earned by, the rigs in its fleet. In December 2010 and January 2011, Diamond Offshore entered into separate turnkey contracts with Hyundai Heavy Industries Co. Ltd., ("Hyundai"), for the construction of two dynamically positioned, ultra-deepwater drillships with deliveries scheduled for late in the second and fourth quarters of 2013. Diamond Offshore expects total cost for the sister drillships, including commissioning, spares and project management, to aggregate approximately $1.2 billion. In addition, Diamond Offshore has also obtained from Hyundai a fixed-price option for the purchase of a third drillship, which it has the right to exercise at any time before the end of the first quarter of 2011.

In June 2009 and September 2009, Diamond Offshore acquired two new-build deepwater, dynamically positioned, semisubmersible drilling rigs, the *Ocean Courage* and the *Ocean Valor*. Including Diamond Offshore's rig acquisitions in 2009 and its two recent drillship orders, Diamond Offshore has purchased, ordered or upgraded seven rigs with capabilities in 10,000 feet of water over the last four years.

Markets: The principal markets for Diamond Offshore's contract drilling services are the following:

- South America, principally offshore Brazil and the Falkland Islands;
- Australia and Asia, including Malaysia, Indonesia, Thailand and Vietnam;
- the Middle East, including Kuwait, Qatar and Saudi Arabia;
- Europe, principally in the United Kingdom, or U.K., and Norway;
- West Africa, including Angola and the Republic of Congo;
- The Mediterranean Basin, including Egypt; and
- the Gulf of Mexico, including the U.S. and Mexico.

Diamond Offshore actively markets its rigs worldwide. From time to time Diamond Offshore's fleet operates in various other markets throughout the world as the market demands.

Diamond Offshore believes its presence in multiple markets is valuable in many respects. For example, Diamond Offshore believes that its experience with safety and other regulatory matters in the U.K. has been beneficial in Australia and other international areas in which Diamond Offshore operates, while production experience it has gained through Brazilian and North Sea operations has potential application worldwide. Additionally, Diamond Offshore believes its performance for a customer in one market segment or area enables it to better understand that customer's needs and better serve that customer in different market segments or other geographic locations.

Diamond Offshore's contracts to provide offshore drilling services vary in their terms and provisions. Diamond Offshore typically obtains its contracts through competitive bidding, although it is not unusual for Diamond Offshore to be awarded drilling contracts without competitive bidding. Drilling contracts generally provide for a basic drilling rate on a fixed dayrate basis regardless of whether or not such drilling results in a productive well. Drilling contracts may also provide for lower rates during periods when the rig is being moved or when drilling operations are interrupted or restricted by equipment breakdowns, adverse weather conditions or other conditions beyond the control of Diamond Offshore. Under dayrate contracts, Diamond Offshore generally pays operating expenses of the rig, including wages and the cost of incidental supplies. Historically, dayrate contracts have accounted for the majority of Diamond Offshore's revenues. In addition, from time to time, Diamond Offshore's dayrate contracts may also provide for the ability to earn an incentive bonus from its customer based upon performance.

A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or a group of wells, which Diamond Offshore refers to as a well-to-well contract, or a fixed term, which Diamond Offshore refers to as a term contract, and may be terminated by the customer in the event the drilling rig is destroyed or lost or if drilling operations are suspended for an extended period of time as a result of a breakdown of equipment or, in some cases, due to other events beyond the control of either party to the contract. In addition, certain of Diamond Offshore's contracts permit the customer to terminate the contract early by giving notice, and in most circumstances may require the payment of an early termination fee by the customer. The contract term in many instances may also be extended by the customer exercising options for the drilling of additional wells or for an additional length of time, generally at competitive market rates and mutually agreeable terms at the time of the extension.

Customers: Diamond Offshore provides offshore drilling services to a customer base that includes major and independent oil and gas companies and government-owned oil companies. During 2010, 2009 and 2008, Diamond Offshore performed services for 46, 47 and 49 different customers. During 2010, 2009 and 2008, one of Diamond Offshore's two customers in Brazil, Petróleo Brasileiro S.A., or Petrobras, (a Brazilian multinational energy company that is majority-owned by the Brazilian government), accounted for 24.0%, 15.0% and 13.0% of Diamond Offshore's annual total consolidated revenues. OGX Petróleo e Gás Ltda., ("OGX"), (a privately owned Brazilian oil and natural gas company) accounted for 14.0% of Diamond Offshore's annual total consolidated revenues in 2010. No other customer accounted for 10.0% or more of Diamond Offshore's annual total consolidated revenues during 2010, 2009 or 2008.

Brazil is the most active floater market in the world today. As of the date of this Report, the greatest concentration of Diamond Offshore's operating assets outside the United States is offshore Brazil, where 16 rigs in its fleet are currently working. Diamond Offshore's contract backlog attributable to its expected operations offshore Brazil is $1.6 billion, $1.5 billion and $987 million for the years 2011, 2012 and 2013, and $1.0 billion in the aggregate for the years 2014 to 2016. Please see MD&A under Item 7 for additional information.

Competition: The offshore contract drilling industry is highly competitive with numerous industry participants, none of which at the present time has a dominant market share. The drilling industry has experienced consolidation in recent years and may experience additional consolidation, which could create additional large competitors. Some of Diamond Offshore's competitors may have greater financial or other resources than Diamond Offshore. Diamond Offshore competes with offshore drilling contractors that together have more than 730 mobile rigs available worldwide.

The offshore contract drilling industry is influenced by a number of factors, including global economies and demand for oil and natural gas, current and anticipated prices of oil and natural gas, expenditures by oil and gas companies for exploration and development of oil and natural gas and the availability of drilling rigs.

Drilling contracts are traditionally awarded on a competitive bid basis. Intense price competition is often the primary factor in determining which qualified contractor is awarded a job. Customers may also consider rig availability and location, a drilling contractor's operational and safety performance record, and condition and suitability of equipment. Diamond Offshore believes it competes favorably with respect to these factors.

Governmental Regulation: Diamond Offshore's operations are subject to numerous international, U.S., state and local laws and regulations that relate directly or indirectly to its operations, including regulations controlling the discharge of materials into the environment, requiring removal and clean-up under some circumstances, or otherwise relating to the protection of the environment, and may include laws or regulations pertaining to climate change, carbon emissions or energy use.

Operations Outside the United States: Diamond Offshore's operations outside the U.S. accounted for approximately 80.9%, 66.0% and 59.3% of its total consolidated revenues for the years ended December 31, 2010, 2009 and 2008.

Properties: Diamond Offshore owns an eight-story office building containing approximately 170,000 net rentable square feet on approximately 6.2 acres of land located in Houston, Texas, where its corporate headquarters is located, two buildings totaling 39,000 square feet and 20 acres of land in New Iberia, Louisiana, for its offshore drilling warehouse and storage facility, a 13,000-square foot building and five acres of land in Aberdeen, Scotland, for its North Sea operations, two buildings totaling 77,200 square feet and 11 acres of land in Macae, Brazil, for its South American operations and two buildings totaling 20,000 square feet and two acres of land in Ciudad del Carmen, Mexico, for its Mexican operations. Additionally, Diamond Offshore currently leases various office, warehouse and storage facilities in Louisiana, Australia, Brazil, Indonesia, Norway, Malaysia, Singapore, Egypt, Angola, Republic of Congo, Vietnam and the U.K. to support its offshore drilling operations.

HIGHMOUNT EXPLORATION & PRODUCTION LLC

HighMount is engaged in the exploration, production and marketing of natural gas, natural gas liquids (predominantly ethane and propane) and, to a small extent, oil, primarily in the Permian Basin in Texas. HighMount holds interests in developed and undeveloped acreage, wellbores and well facilities, which generally take the form of working interests in leases that have varying terms. HighMount's interests in these properties are, in many cases, held jointly with third parties and may be subject to royalty, overriding royalty, carried, net profits, working and other similar interests and contractual arrangements with other parties as is customary in the oil and gas industry. HighMount also owns or has interests in gathering systems which transport natural gas and natural gas liquids ("NGLs"), principally from its producing wells, to processing plants and pipelines owned by third parties. HighMount accounted for 2.9%, 4.4% and 5.8% of our consolidated total revenue for the years ended December 31, 2010, 2009 and 2008.

We use the following terms throughout this discussion of HighMount's business, with "equivalent" volumes computed with oil and NGL quantities converted to Mcf, on an energy equivalent ratio of one barrel to six Mcf:

Average price	- Average price during the twelve-month period, prior to the date of the estimate, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements with customers, excluding escalations based upon future conditions
Bbl	- Barrel (of oil or NGLs)
Bcf	- Billion cubic feet (of natural gas)
Bcfe	- Billion cubic feet of natural gas equivalent
Developed acreage	- Acreage assignable to productive wells
Mcf	- Thousand cubic feet (of natural gas)
Mcfe	- Thousand cubic feet of natural gas equivalent
MMBbl	- Million barrels (of oil or NGLs)
MMBtu	- Million British thermal units
MMcf	- Million cubic feet (of natural gas)
MMcfe	- Million cubic feet of natural gas equivalent
Productive wells	- Producing wells and wells mechanically capable of production
Proved reserves	- Quantities of natural gas, NGLs and oil which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be recoverable in the future from known reservoirs under existing economic conditions, operating methods and government regulations
Proved developed reserves	- Proved reserves which can be expected to be recovered through existing wells with existing equipment, infrastructure and operating methods
Proved undeveloped reserves	- Proved reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required
Tcf	- Trillion cubic feet (of natural gas)
Tcfe	- Trillion cubic feet of natural gas equivalent
Undeveloped acreage	- Leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas

In addition, as used in this discussion of HighMount's business, "gross wells" refers to the total number of wells in which HighMount owns a working interest and "net wells" refers to the sum of each of the gross wells multiplied by the percentage working interest owned by HighMount in such well. "Gross acres" refers to the total number of acres with respect to which HighMount owns or leases a mineral interest and "net acres" is the sum of each unit of gross acres covered by a lease or other arrangement multiplied by HighMount's percentage ownership interest in such gross acreage.

As of December 31, 2010, HighMount owned 1.3 Tcfe of net proved reserves, of which 78.2% were classified as proved developed reserves. HighMount's estimated total proved reserves consist of 944.9 Bcf of natural gas, 56.0 MMBbls of NGLs, and 3.2 MMBbls of oil and condensate. HighMount produced approximately 211 MMcfe per day of natural gas, NGLs and oil during 2010. HighMount holds leasehold or drilling rights in 0.7 million net acres, of which 0.4 million is developed acreage and the balance is held for future exploration and development drilling opportunities. HighMount participated in the drilling of 238 wells during 2010, of which 227 (or 95.4%) are productive wells.

Sale of Assets: On April 30, 2010, HighMount completed the sale of substantially all exploration and production assets located in the Antrim Shale in Michigan and on May 28, 2010, HighMount completed the sale of substantially all exploration and production assets located in the Black Warrior Basin in Alabama. The Michigan and Alabama properties represented approximately 17% in aggregate of HighMount's total proved reserves as of December 31, 2009. HighMount used the net proceeds from the sales, of approximately $500 million, to reduce the outstanding debt under its term loans.

Reserves: HighMount's reserves disclosed in this Report represent its share of reserves based on its net revenue interest in each property. Estimated reserves as of December 31, 2010 are based upon studies for each of HighMount's properties prepared by HighMount staff engineers and are the responsibility of management. Calculations were prepared using standard geological and engineering methods generally accepted by the petroleum industry and in accordance with Securities and Exchange Commission ("SEC") guidelines.

HighMount implements various internal controls to assure objectivity of the reserve estimation process. The main internal controls include (a) detailed reviews of reserve-related information at various levels of the organization – Reserve Engineering and Executive Management, (b) reserve audit performed by an independent third party reserve auditor, (c) segregation of duties and (d) system reconciliation or automated interface between various systems used in the reserve estimation process.

HighMount employs a team of reservoir engineers that specialize in HighMount's area of operation. The reservoir engineering team is separate from HighMount's operating division and reports to HighMount's Chief Operating Officer. The compensation of HighMount's reservoir engineers is not dependent on the quantity of reserves booked. HighMount's lead evaluator has over twenty five years of oil and gas engineering experience, nine of those in the reservoir discipline. He has a registered professional engineering license from the State of Oklahoma and is a member in good standing of the Society of Petroleum Engineers.

Ryder Scott Company, L.P., an independent third party petroleum engineering consulting firm, has audited HighMount's reserve estimates in accordance with the "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information" promulgated by the Society of Petroleum Engineers. Ryder Scott's lead reservoir engineer responsible for the reserve audit has more than thirty years of experience in the field of estimation and evaluation of petroleum reserves and resources. He has the professional qualifications of a Reserve Estimator and a Reserve Auditor set forth in Article III of the "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information" promulgated by the Society of Petroleum Engineers. He earned a Bachelor of Science degree in Chemical Engineering at the University of Notre Dame in 1975 and a Masters of Business Administration at the University of Texas at Austin in 1998. He is a licensed Professional Engineer in the State of Texas. He is also a member of the Society of Petroleum Engineers, the Texas Independent Producers and Royalty Owners Association, and the Houston's Producers Forum.

The following table sets forth HighMount's proved reserves at December 31, 2010, based on average 2010 prices of $4.38 per MMBtu for natural gas, $43.75 per Bbl for NGLs and $79.43 per Bbl for oil. Substantially all proved reserves were located in the Permian Basin.

	Natural Gas (MMcf)	NGLs (Bbls)	Oil (Bbls)	Natural Gas Equivalents (MMcfe)
Proved developed	**741,206**	**43,453,508**	**2,350,313**	**1,016,029**
Proved undeveloped	**203,656**	**12,575,070**	**816,310**	**284,004**
Total proved	**944,862**	**56,028,578**	**3,166,623**	**1,300,033**

During 2010, total proved reserves declined 664 Bcfe, due to sales of assets, negative revisions of proved reserves and production. The sales of HighMount's assets, primarily in Michigan and Alabama, reduced proved reserves by 364 Bcfe. HighMount reviews its proved reserves on an annual basis. Based on recent higher decline rates of producing wells, HighMount reduced its estimate of proved reserves by 223 Bcfe, net of additions. During 2010, HighMount produced 77 Bcfe.

During 2010, HighMount's proved undeveloped reserves decreased by 100 Bcfe, largely due to the sale of HighMount's assets in Michigan and Alabama, totaling 80 Bcfe, as discussed above, and reserve revisions. As a result of HighMount's reduced pace of activity, drilling plans for a significant portion of HighMount's proved undeveloped reserves extended beyond five years. Due to the five year limitation on proved undeveloped reserves, HighMount reclassified 208 Bcfe of proved undeveloped reserves to the non-proved category. Subsequently, 238 Bcfe of probable reserves were promoted to the proved undeveloped category, as these pertain to locations HighMount expects to drill during the next five years. During 2010, HighMount also converted 8 Bcfe from proved undeveloped reserves to proved developed reserves through drilling. The remaining revisions are a result of anticipated lower reserves for each proved undeveloped location.

Estimated net quantities of proved natural gas and oil (including condensate and NGLs) reserves at December 31, 2010, 2009 and 2008 and changes in the reserves during 2010, 2009 and 2008 are shown in Note 15 of the Notes to Consolidated Financial Statements included under Item 8.

HighMount's properties typically have relatively long reserve lives, high well completion success rates and predictable production profiles. Based on December 31, 2010 proved reserves and HighMount's average production from these properties during 2010, the average reserve-to-production index of HighMount's proved reserves is 19 years.

In order to replenish reserves as they are depleted by production, and to increase reserves, HighMount further develops its existing acreage by drilling new wells and, where available, employing new technologies and drilling strategies designed to enhance production from existing wells. HighMount seeks to opportunistically acquire additional acreage in its core areas of operation, as well as other locations where its management has identified an opportunity.

During the years ended December 31, 2010, 2009 and 2008, HighMount engaged in the drilling activity presented in the following table. All wells drilled during 2010, 2009 and 2008 disclosed in the table below were development wells.

Year Ended December 31	**2010**		2009		2008	
	Gross	**Net**	Gross	Net	Gross	Net
Productive Wells						
Permian Basin	**215**	**212.5**	100	98.5	369	363.5
Other (a)	**12**	**8.8**	54	32.2	120	65.6
Total Productive Wells	**227**	**221.3**	154	130.7	489	429.1
Dry Wells						
Permian Basin	**11**	**11.0**	5	5.0	9	9.0
Total Dry Wells	**11**	**11.0**	5	5.0	9	9.0
Total Completed Wells	**238**	**232.3**	159	135.7	498	438.1
Wells in Progress						
Permian Basin	**29**	**28.8**	67	66.9	32	31.9
Other (a)			13	10.0	3	1.2
Total Wells in Progress	**29**	**28.8**	80	76.9	35	33.1

(a) Represents wells drilled in the Antrim Shale in Michigan and the Black Warrior Basin in Alabama, which were sold in 2010.

In addition, at December 31, 2010, HighMount had two exploratory wells still under evaluation.

Acreage: As of December 31, 2010, HighMount owned interests in 591,063 gross developed acres (446,928 net developed acres) and 529,776 gross undeveloped acres (274,557 net undeveloped acres) primarily in the Permian Basin.

Production and Sales: Please see the Production and Sales statistics table for additional information included in the MD&A under Item 7.

HighMount utilizes its own marketing and sales personnel to market the natural gas and NGLs that it produces to large energy companies and intrastate pipelines and gathering companies. Production is typically sold and delivered directly to a pipeline at liquid pooling points or at the tailgates of various processing plants, where it then enters a pipeline system. Permian Basin natural gas sales prices are primarily at a Houston Ship Channel Index.

To manage the risk of fluctuations in prevailing commodity prices, HighMount enters into commodity and basis swaps and other derivative instruments.

Wells: As of December 31, 2010, HighMount had an interest in 6,134 gross producing wells (5,800 net producing wells) located in the Permian Basin. Wells located in the Permian Basin have a typical well depth in the range of 6,000 to 9,000 feet.

Competition: HighMount competes with other oil and gas companies in all aspects of its business, including acquisition of producing properties and leases and obtaining goods, services and labor, including drilling rigs and well completion services. HighMount also competes in the marketing of produced natural gas and NGLs. Some of HighMount's competitors have substantially larger financial and other resources than HighMount. Factors that affect HighMount's ability to acquire producing properties include available funds, available information about the property and standards established by HighMount for minimum projected return on investment. Natural gas and NGLs also compete with alternative fuel sources, including heating oil, imported liquefied natural gas and other fossil fuels.

Governmental Regulation: All of HighMount's operations are conducted onshore in the United States. The U.S. oil and gas industry, and HighMount's operations, are subject to regulation at the federal, state and local level. Such regulation includes requirements with respect to, among other things: permits to drill and to conduct other operations; provision of financial assurances (such as bonds) covering drilling and well operations; the location of wells; the method of drilling and completing wells; the surface use and restoration of properties upon which wells are drilled; the plugging and abandoning of wells; the marketing, transportation and reporting of production; and the valuation and payment of royalties; the size of drilling and spacing units (regarding the density of wells which may be drilled in a particular area); the unitization or pooling of properties; maximum rates of production from wells; venting or flaring of natural gas and the ratability of production.

The Federal Energy Policy Act of 2005 amended the Natural Gas Act ("NGA") to prohibit natural gas market manipulation by any entity, directed the Federal Energy Regulatory Commission ("FERC") to facilitate market transparency in the sale or transportation of physical natural gas and significantly increased the penalties for violations of the NGA of 1938, the NGA of 1978, or FERC regulations or orders thereunder. In addition, HighMount owns and operates gas gathering lines and related facilities which are regulated by the U.S. Department of Transportation ("DOT") and state agencies with respect to safety and operating conditions.

HighMount's operations are also subject to federal, state and local laws and regulations concerning the discharge of contaminants into the environment, the generation, storage, transportation and disposal of contaminants, and the protection of public health, natural resources, wildlife and the environment. In most instances, the regulatory requirements relate to the handling and disposal of drilling and production waste products, water and air pollution control procedures, and the remediation of petroleum-product contamination. In addition, HighMount's operations may require it to obtain permits for, among other things, air emissions, discharges into surface waters, and the construction and operation of underground injection wells or surface pits to dispose of produced saltwater and other non-hazardous oilfield wastes. HighMount could be required, without regard to fault or the legality of the original disposal, to remove or remediate previously disposed wastes, to suspend or cease operations in contaminated areas or to perform remedial well plugging operations or cleanups to prevent future contamination.

In September 2009, the United States Environmental Protection Agency ("EPA") adopted regulations under the Clean Air Act requiring the monitoring and reporting of annual greenhouse gas ("GHG") emissions by certain large U.S. GHG emitters. Affected companies are required to monitor their GHG emissions and report to the EPA beginning in March 2011. Oil and gas exploration and production companies that emit less than 25,000 metric tons of GHG per year from any facility (as defined in the regulations), including HighMount, are not required to monitor or report emissions at this time. However, the EPA has indicated it will issue a proposed rule for comment as it pertains to Oil and Gas Systems.

Properties: In addition to its interests in oil and gas producing properties, HighMount leases an aggregate of approximately 62,000 square feet of office space in Houston, Texas, which includes its corporate headquarters, and approximately 92,000 square feet of office space in Oklahoma City, Oklahoma. HighMount also leases other surface rights and office, warehouse and storage facilities necessary to operate its business.

BOARDWALK PIPELINE PARTNERS, LP

Boardwalk Pipeline Partners, LP ("Boardwalk Pipeline") is engaged in the interstate transportation and storage of natural gas. Boardwalk Pipeline accounted for 7.7%, 6.4% and 6.4% of our consolidated total revenue for the years ended December 31, 2010, 2009 and 2008.

We own approximately 66% of Boardwalk Pipeline comprised of 102,719,466 common units, 22,866,667 class B units and a 2% general partner interest. A wholly owned subsidiary of ours ("BPHC") is the general partner and holds all of Boardwalk Pipeline's incentive distribution rights which entitle the general partner to an increasing percentage of the cash that is distributed by Boardwalk Pipeline in excess of $0.4025 per unit per quarter.

Boardwalk Pipeline owns and operates three interstate natural gas pipelines, with approximately 14,200 miles of interconnected pipelines, directly serving customers in 12 states and indirectly serving customers throughout the northeastern and southeastern United States through numerous interconnections with unaffiliated pipelines. In 2010, its pipeline systems transported approximately 2.5 trillion cubic feet ("Tcf") of gas. Average daily throughput on Boardwalk Pipeline's pipeline systems during 2010 was approximately 6.8 billion cubic feet ("Bcf"). Boardwalk Pipeline's natural gas storage facilities are comprised of 11 underground storage fields located in four states with aggregate working gas capacity of approximately 167.0 Bcf.

Boardwalk Pipeline conducts all of its operations through its three operating subsidiaries:

Gulf Crossing Pipeline Company LLC ("Gulf Crossing"): The Gulf Crossing pipeline system, which originates in Texas and proceeds into Louisiana, operates approximately 360 miles of natural gas pipeline. The pipeline system has a peak-day delivery capacity of 1.7 Bcf per day and average daily throughput for the year ended December 31, 2010 was 1.3 Bcf per day.

Gulf South Pipeline Company, L.P. ("Gulf South"): The Gulf South pipeline system runs approximately 7,700 miles along the Gulf Coast in the states of Texas, Louisiana, Mississippi, Alabama and Florida. Gulf South has two natural gas storage facilities with 83.0 Bcf of working gas storage capacity. The pipeline system has a peak-day delivery capacity of 6.8 Bcf per day and average daily throughput for the year ended December 31, 2010 was 4.1 Bcf per day.

Texas Gas Transmission, LLC ("Texas Gas"): The Texas Gas pipeline system originates in Louisiana, East Texas and Arkansas and runs for approximately 6,110 miles north and east through Louisiana, Arkansas, Mississippi, Tennessee, Kentucky, Indiana, and into Ohio, with smaller diameter lines extending into Illinois. The pipeline system has a peak-day delivery capacity of 4.8 Bcf per day and average daily throughput for the year ended December 31, 2010 was 3.0 Bcf per day. Texas Gas owns nine natural gas storage fields, of which it owns the majority of the working and base gas, with 84.0 Bcf of working gas storage capacity.

Boardwalk Pipeline serves a broad mix of customers, including producers, local distribution companies, marketers, intrastate and interstate pipelines, electric power generators and direct industrial users located throughout the Gulf Coast, Midwest and Northeast regions of the U.S.

Competition: Boardwalk Pipeline competes with other pipelines to maintain current business levels and to serve new demand and markets. Boardwalk Pipeline also competes with other pipelines for contracts with producers that would support new growth opportunities. The principal elements of competition among pipelines are available capacity, rates, terms of service, access to gas supplies, flexibility and reliability of service. Due to the construction of new pipeline systems in the U.S. over the past several years, as well as pipelines currently under development, competition has become stronger in Boardwalk Pipeline's market areas. Many of these new pipelines are in areas outside Boardwalk Pipeline's service area and are closer to end-users than Boardwalk Pipeline's pipeline systems. In addition, regulators' continuing efforts to increase competition in the natural gas industry have increased the natural gas transportation options of Boardwalk Pipeline's traditional customers. As a result of the regulators' policies, segmentation and capacity release have created an active secondary market which increasingly competes with Boardwalk Pipeline's services. Additionally, natural gas competes with other forms of energy available to Boardwalk Pipeline's customers, including electricity, coal, fuel oils and other alternative fuel sources.

The new pipeline infrastructure mentioned above is supporting the development across the U.S. of unconventional natural gas supply basins, such as gas shales and tight sand formations. The new sources of natural gas have created changes in pricing dynamics between supply basins, pooling points and market areas. As a result of the increase in overall pipeline capacity and the new sources of supply, in 2009 the price differentials between physical locations ("basis spreads") on Boardwalk Pipeline's pipeline systems began to narrow. This trend continued into 2010. Basis spreads have impacted, and will continue to impact, the rates Boardwalk Pipeline has been able to negotiate with its customers on contracts due for renewal for firm transportation services, as well as the rates Boardwalk Pipeline is able to charge for interruptible and short term firm transportation services. Capacity that Boardwalk Pipeline has available on a short term basis has decreased as long term capacity commitments on the recently completed pipeline expansion projects have increased in accordance with the contracts supporting those projects. However, some of Boardwalk Pipeline's capacity will continue to be available for sale on a short term firm or interruptible basis and each year a portion of Boardwalk Pipeline's existing contracts expire. The revenues Boardwalk Pipeline will be able to earn from that available capacity and from renewals of expiring contracts will be heavily dependent upon basis spreads.

Seasonality: Boardwalk Pipeline's revenues can be affected by weather and natural gas price levels and volatility. Weather impacts natural gas demand for heating needs and power generation, which in turn influences the short term value of transportation and storage across Boardwalk Pipeline's pipeline systems. Colder than normal winters can result in an increase in the demand for natural gas for heating needs and warmer than normal summers can impact cooling needs, both of which typically result in increased pipeline transportation revenues and throughput. While traditionally peak demand for natural gas occurs during the winter months driven by heating needs, the increased use of natural gas for cooling needs during the summer months has partially reduced the seasonality of revenues over time. During 2010, approximately 53.9% of Boardwalk Pipeline's revenue was recognized in the first and fourth quarters of the year.

Governmental Regulation: FERC regulates Boardwalk Pipeline's operating subsidiaries under the NGA of 1938 and the NGA of 1978. FERC regulates, among other things, the rates and charges for the transportation and storage of natural gas in interstate commerce and the extension, enlargement or abandonment of facilities under its jurisdiction. Where required, Boardwalk Pipeline's operating subsidiaries hold certificates of public convenience and necessity issued by FERC covering certain of their facilities, activities and services. The maximum rates that may be charged by Boardwalk Pipeline for all aspects of the gas transportation services it provides are established through FERC's cost-of-service rate-making process. The maximum rates that may be charged by Boardwalk Pipeline for storage services on Texas Gas, with the exception of services associated with a portion of the working gas capacity on that system, are also established through FERC's cost-of-service rate-making process. Key determinants in FERC's cost-of-service rate-making process are the costs of providing service, the volumes of gas being transported, the rate design, the allocation of costs between services, the capital structure and the rate of return a pipeline is permitted to earn. FERC has authorized Gulf South to charge market-based rates for its firm and interruptible storage. Texas Gas is authorized to charge market-based rates for the firm and interruptible storage services associated with approximately 8.3 Bcf of its storage capacity. Neither Gulf South nor Texas Gas has an obligation to file a new rate case. Gulf Crossing has an obligation to file either a rate case or a cost-and-revenue study by the end of the first quarter of 2012 to justify its rates.

Boardwalk Pipeline is also regulated by the DOT under the Natural Gas Pipeline Safety Act of 1968, as amended by Title I of the Pipeline Safety Act of 1979, which regulates safety requirements in the design, construction, operation and maintenance of interstate natural gas pipelines. Boardwalk Pipeline has received authority from the Pipeline and Hazardous Materials Safety Administration ("PHMSA"), an agency of DOT, to operate certain pipeline assets under special permits that will allow it to operate those assets at higher than normal operating pressures of up to 0.80 of the pipe's Specified Minimum Yield Strength ("SMYS"). Operating at the higher than normal operating pressures will allow each of these pipelines to transport all of the volumes Boardwalk Pipeline has contracted for with its customers. PHMSA retains discretion whether to grant or maintain authority for Boardwalk Pipeline to operate these pipelines at higher pressures.

Boardwalk Pipeline's operations are also subject to extensive federal, state, and local laws and regulations relating to protection of the environment. Such regulations impose, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances into the environment. Environmental regulations also require that Boardwalk Pipeline's facilities, sites and other properties be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities.

Properties: Boardwalk Pipeline is headquartered in approximately 108,000 square feet of leased office space located in Houston, Texas. Boardwalk Pipeline also has approximately 108,000 square feet of office space in Owensboro, Kentucky in a building that it owns. Boardwalk Pipeline's operating subsidiaries own their respective pipeline systems in fee. However, substantial portions of these systems are constructed and maintained on property owned by others pursuant to rights-of-way, easements, permits, licenses or consents.

LOEWS HOTELS HOLDING CORPORATION

The subsidiaries of Loews Hotels Holding Corporation ("Loews Hotels"), our wholly owned subsidiary, presently operate the following 18 hotels. Loews Hotels accounted for 2.1%, 2.0% and 2.9% of our consolidated total revenue for the years ended December 31, 2010, 2009 and 2008.

Name and Location	Number of Rooms	Owned, Leased or Managed
Loews Annapolis Hotel Annapolis, Maryland	220	Owned
Loews Atlanta Hotel Atlanta, Georgia	414	Management contract
Loews Coronado Bay San Diego, California	440	Land lease expiring 2034
Loews Denver Hotel Denver, Colorado	185	Owned
The Don CeSar, a Loews Hotel St. Pete Beach, Florida	347	Management contract (a)
Hard Rock Hotel, at Universal Orlando Orlando, Florida	650	Management contract (b)
Loews Lake Las Vegas Henderson, Nevada	493	Management contract
Loews Le Concorde Hotel Quebec City, Canada	405	Land lease expiring 2069
Loews Miami Beach Hotel Miami Beach, Florida	790	Owned
Loews New Orleans Hotel New Orleans, Louisiana	285	Management contract
Loews Philadelphia Hotel Philadelphia, Pennsylvania	585	Owned
Loews Portofino Bay Hotel, at Universal Orlando Orlando, Florida	750	Management contract (b)
Loews Regency Hotel New York, New York	350	Land lease expiring 2013, with renewal option for 47 years
Loews Royal Pacific Resort at Universal Orlando Orlando, Florida	1,000	Management contract (b)
Loews Santa Monica Beach Hotel Santa Monica, California	340	Management contract, with renewal option for 5 years
Loews Vanderbilt Hotel Nashville, Tennessee	340	Owned
Loews Ventana Canyon Tucson, Arizona	400	Management contract
Loews Hotel Vogue Montreal, Canada	140	Owned

(a) A Loews Hotels subsidiary is a 20% owner of the hotel, which is being operated by Loews Hotels pursuant to a management contract.

(b) A Loews Hotels subsidiary is a 50% owner of these hotels located at the Universal Orlando theme park, through a joint venture with Universal Studios and the Rank Group. The hotels are on land leased by the joint venture and are operated by Loews Hotels pursuant to a management contract.

The hotels owned by Loews Hotels are subject to mortgage indebtedness totaling approximately $220 million at December 31, 2010 with interest rates ranging from 2.5% to 6.3%, and maturing between 2011 and 2028. In addition, certain hotels are held under leases which are subject to formula derived rental increases, with rentals aggregating approximately $6 million for the year ended December 31, 2010.

Competition from other hotels and lodging facilities is vigorous in all areas in which Loews Hotels operates. The demand for hotel rooms in many areas is seasonal and dependent on general and local economic conditions. Loews Hotels properties also compete with facilities offering similar services in locations other than those in which its hotels are located. Competition among luxury hotels is based primarily on location and service. Competition among resort and commercial hotels is based on price as well as location and service. Because of the competitive nature of the industry, hotels must continually make expenditures for updating, refurnishing and repairs and maintenance, in order to prevent competitive obsolescence.

EMPLOYEE RELATIONS

Including our operating subsidiaries as described below, we employed approximately 18,400 persons at December 31, 2010. We, and our subsidiaries, have experienced satisfactory labor relations.

CNA employed approximately 8,000 persons.

Diamond Offshore employed approximately 5,300 persons, including international crew personnel furnished through independent labor contractors.

HighMount employed approximately 400 persons.

Boardwalk Pipeline employed approximately 1,100 persons, approximately 115 of whom are included in collective bargaining units.

Loews Hotels employed approximately 3,400 persons, approximately 800 of whom are union members covered under collective bargaining agreements.

EXECUTIVE OFFICERS OF THE REGISTRANT

Name	Position and Offices Held	Age	First Became Officer
David B. Edelson	Senior Vice President	51	2005
Gary W. Garson	Senior Vice President, General Counsel and Secretary	64	1988
Herbert C. Hofmann	Senior Vice President	68	1979
Peter W. Keegan	Senior Vice President and Chief Financial Officer	66	1997
Richard W. Scott	Senior Vice President and Chief Investment Officer	57	2010
Kenneth I. Siegel	Senior Vice President	53	2009
Andrew H. Tisch	Office of the President, Co-Chairman of the Board and Chairman of the Executive Committee	61	1985
James S. Tisch	Office of the President, President and Chief Executive Officer	58	1981
Jonathan M. Tisch	Office of the President and Co-Chairman of the Board	57	1987

Andrew H. Tisch and James S. Tisch are brothers and are cousins of Jonathan M. Tisch. None of the other officers or directors of Registrant is related to any other.

All of our executive officers except for Kenneth I. Siegel and Richard W. Scott have been engaged actively and continuously in our business for more than the past five years. Prior to joining us, Mr. Siegel was employed as a Managing Director in the Mergers & Acquisitions Department at Lehman Brothers Holdings Inc. and in 2009 at Barclays Capital Inc. in a similar capacity. Prior to joining us, Mr. Scott was employed at American International Group, Inc. for more than five years, serving in various senior investment positions, including Chief Investment Officer–Insurance Portfolio Management.

Officers are elected and hold office until their successors are elected and qualified, and are subject to removal by the Board of Directors.

AVAILABLE INFORMATION

Our website address is www.loews.com. We make available, free of charge, through the website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after these reports are electronically filed with or furnished to the SEC. Copies of our Code of Business Conduct and Ethics, Corporate Governance Guidelines, Audit Committee charter, Compensation Committee charter and Nominating and Governance Committee charter have also been posted and are available on our website.

Item 1A. RISK FACTORS.

Our business faces many risks. We have described below some of the more significant risks which we and our subsidiaries face. There may be additional risks that we do not yet know of or that we do not currently perceive to be significant that may also impact our business or the business of our subsidiaries.

Each of the risks and uncertainties described below could lead to events or circumstances that have a material adverse effect on our business, results of operations, cash flows, financial condition or equity and/or the business, results of operations, financial condition or equity of one or more of our subsidiaries.

You should carefully consider and evaluate all of the information included in this Report and any subsequent reports we may file with the SEC or make available to the public before investing in any securities issued by us. Our subsidiaries, CNA Financial Corporation, Diamond Offshore Drilling, Inc. and Boardwalk Pipeline Partners, LP, are public companies and file reports with the SEC. You are also cautioned to carefully review and consider the information contained in the reports filed by those subsidiaries before investing in any of their securities.

Risks Related to Us and Our Subsidiary, CNA Financial Corporation

If CNA determines that its recorded loss reserves are insufficient to cover its estimated ultimate unpaid liability for claims, CNA may need to increase its loss reserves.

CNA maintains loss reserves to cover its estimated ultimate unpaid liability for claim and claim adjustment expenses, including the estimated cost of the claims adjudication process, for reported and unreported claims and for future policy benefits. Reserves represent CNA's best estimate at a given point in time. Insurance reserves are not an exact calculation of liability but instead are complex estimates derived by CNA, generally utilizing a variety of reserve estimation techniques from numerous assumptions and expectations about future events, many of which are highly uncertain, such as estimates of claims severity, frequency of claims, mortality, morbidity, expected interest rates, inflation, claims handling, case reserving policies and procedures, underwriting and pricing policies, changes in the legal and regulatory environment and the lag time between the occurrence of an insured event and the time of its ultimate settlement. Many of these uncertainties are not precisely quantifiable and require significant judgment on CNA's part. As trends in underlying claims develop, particularly in so-called "long tail" or long duration coverages, CNA is sometimes required to add to its reserves. This is called unfavorable net prior year development and results in a charge to earnings in the amount of the added reserves, recorded in the period the change in estimate is made. These charges can be substantial.

CNA is also subject to the uncertain effects of emerging or potential claims and coverage issues that arise as industry practices and legal, judicial, social and other environmental conditions change. These issues have had, and may continue to have, a negative effect on CNA's business by either extending coverage beyond the original underwriting intent or by increasing the number or size of claims, resulting in further increases in CNA's reserves which can have a material adverse effect on its results of operations and equity. The effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. Examples of emerging or potential claims and coverage issues include:

- the effects of recessionary economic conditions, which have resulted in an increase in the number and size of claims due to corporate failures; these claims include both directors and officers ("D&O") and errors and omissions ("E&O") insurance claims;

- class action litigation relating to claims handling and other practices; and

- mass tort claims, including bodily injury claims related to welding rods, benzene, lead, noise induced hearing loss, injuries from various medical products including pharmaceuticals, and various other chemical and radiation exposure claims.

In light of the many uncertainties associated with establishing the estimates and making the assumptions necessary to establish reserve levels, CNA reviews and changes its reserve estimates in a regular and ongoing process as experience develops and further claims are reported and settled. If estimated reserves are insufficient for any reason, the required increase in reserves would be recorded as a charge against earnings for the period in which reserves are determined to be insufficient. These charges could be substantial.

CNA has exposure related to asbestos and environmental pollution ("A&EP") claims, which could result in additional losses.

CNA's property and casualty insurance subsidiaries also have exposures related to A&EP claims. CNA's experience has been that establishing claim and claim adjustment expense reserves for casualty coverages relating to A&EP claims are subject to uncertainties that are greater than those presented by other claims. Additionally, traditional actuarial methods and techniques employed to estimate the ultimate cost of claims for more traditional property and casualty exposures are less precise in estimating claim and claim adjustment expense reserves for A&EP. As a result, estimating the ultimate cost of both reported and unreported A&EP claims is subject to a higher degree of variability.

On August 31, 2010, CNA completed a retroactive reinsurance transaction under which substantially all of its legacy A&EP liabilities were ceded to National Indemnity Company ("NICO"), a subsidiary of Berkshire Hathaway Inc., subject to an aggregate limit of $4.0 billion ("Loss Portfolio Transfer"). If the other parties to the Loss Portfolio Transfer do not fully perform their obligations, CNA's liabilities for A&EP claims covered by the Loss Portfolio Transfer exceed the aggregate limit of $4.0 billion, or CNA determines it has exposures to A&EP claims not covered by the Loss

Portfolio Transfer, CNA may need to increase its recorded reserves which would result in a charge against CNA's earnings. These charges could be substantial.

Catastrophe losses are unpredictable.

Catastrophe losses are an inevitable part of CNA's business. Various events can cause catastrophe losses. These events can be natural or man-made, and may include hurricanes, windstorms, earthquakes, hail, severe winter weather, fires, and acts of terrorism, and their frequency and severity are inherently unpredictable. In addition, longer-term natural catastrophe trends may be changing and new types of catastrophe losses may be developing due to climate change, a phenomenon that has been associated with extreme weather events linked to rising temperatures, and includes effects on global weather patterns, greenhouse gases, sea, land and air temperatures, sea levels, rain and snow.

The extent of CNA's losses from catastrophes is a function of both the total amount of its insured exposures in the affected areas and the frequency and severity of the events themselves. In addition, as in the case of catastrophe losses generally, it can take a long time for the ultimate cost to CNA to be finally determined. As CNA's claim experience develops on a particular catastrophe, CNA may be required to adjust its reserves, or take unfavorable development, to reflect revised estimates of the total cost of claims.

CNA's premium writings and profitability are affected by the availability and cost of reinsurance.

CNA purchases reinsurance to help manage its exposure to risk. Under CNA's reinsurance arrangements, another insurer assumes a specified portion of CNA's claim and claim adjustment expenses in exchange for a specified portion of policy premiums. Market conditions determine the availability and cost of the reinsurance protection CNA purchases, which affects the level of its business and profitability, as well as the level and types of risk CNA retains. If CNA is unable to obtain sufficient reinsurance at a cost it deems acceptable, CNA may be unwilling to bear the increased risk and would reduce the level of its underwriting commitments.

CNA may not be able to collect amounts owed to it by reinsurers.

CNA has significant amounts recoverable from reinsurers which are reported as receivables in its balance sheets and are estimated in a manner consistent with claim and claim adjustment expense reserves or future policy benefits reserves. The ceding of insurance does not, however, discharge CNA's primary liability for claims. As a result, CNA is subject to credit risk relating to its ability to recover amounts due from reinsurers. Certain of CNA's reinsurance carriers have experienced deteriorating financial condition or have been downgraded by rating agencies. In addition, reinsurers could dispute amounts which CNA believes are due to it. If CNA is not able to collect the amounts due from reinsurers, its incurred losses will be higher.

CNA's key assumptions used to determine reserves and deferred acquisition costs for its long term care product offerings could vary significantly from actual experience.

CNA's reserves and deferred acquisition costs for its long term care product offerings are based on certain key assumptions including morbidity, which is the frequency and severity of illness, sickness and diseases contracted, policy persistency, which is the percentage of policies remaining in force, interest rates and future health care cost trends. If actual experience differs from these assumptions, the deferred acquisition cost asset may not be fully realized and the reserves may not be adequate, requiring CNA to add to reserves, or take unfavorable development.

CNA has incurred and may continue to incur significant realized and unrealized investment losses and volatility in net investment income arising from volatility in the capital and credit markets.

CNA's portfolio is exposed to various risks, such as interest rate, credit and currency risks, many of which are unpredictable. Investment returns are an important part of CNA's overall profitability. General economic conditions, changes in financial markets such as fluctuations in interest rates, long term periods of low interest rates, credit conditions and currency, commodity and stock prices, including the short and long term effects of losses in relation to asset-backed securities, and many other factors beyond CNA's control can adversely affect the value of its investments and the realization of investment income. Further, CNA invests a portion of its assets in equity securities and limited partnerships which are subject to greater market volatility than its fixed income investments. Limited partnership investments generally present greater market volatility, higher illiquidity, and greater risk than fixed income investments. As a result of all of these factors, CNA may not realize an adequate return on its investments, may incur losses on sales of its investments, and may be required to write-down the value of its investments.

CNA's valuation of investments and impairment of securities requires significant judgment.

CNA exercises significant judgment in analyzing and validating fair values, primarily provided by third parties, for securities in its investment portfolio including those that are not regularly traded. CNA also exercises significant judgment in determining whether the impairment of particular investments is temporary or other-than-temporary. Securities with exposure to residential and commercial mortgage and other loan collateral can be particularly sensitive to fairly small changes in actual collateral performance and assumptions as to future collateral performance. Due to the inherent uncertainties involved with these types of risks and the resulting judgments, CNA may incur unrealized losses and conclude that other-than-temporary write-downs of its investments are required.

CNA is subject to capital adequacy requirements and, if it is unable to maintain or raise sufficient capital to meet these requirements, regulatory agencies may restrict or prohibit CNA from operating its business.

Insurance companies such as CNA are subject to risk-based capital standards set by state regulators to help identify companies that merit further regulatory attention. These standards apply specified risk factors to various asset, premium and reserve components of CNA's statutory capital and surplus reported in CNA's statutory basis of accounting financial statements. Current rules require companies to maintain statutory capital and surplus at a specified minimum level determined using the risk-based capital formula. If CNA does not meet these minimum requirements, state regulators may restrict or prohibit it from operating its business. If CNA is required to record a material charge against earnings in connection with a change in estimates or circumstances or if it incurs significant unrealized losses related to its investment portfolio, CNA may violate these minimum capital adequacy requirements unless it is able to raise sufficient additional capital. Examples of events leading CNA to record a material charge against earnings include impairment of its investments or unexpectedly poor claims experience.

While we have provided CNA with substantial amounts of capital in prior years. We may be restricted in our ability or may not be willing to provide additional capital support to CNA in the future. If CNA is in need of additional capital, CNA may be required to secure this funding from sources other than us. CNA may be limited in its ability to raise significant amounts of capital on favorable terms or at all.

CNA's insurance subsidiaries, upon whom CNA depends for dividends in order to fund its working capital needs, are limited by state regulators in their ability to pay dividends.

CNA is a holding company and is dependent upon dividends, loans and other sources of cash from its subsidiaries in order to meet its obligations. Ordinary dividend payments or dividends that do not require prior approval by the insurance subsidiaries' domiciliary state departments of insurance are generally limited to amounts determined by formula which varies by state. The formula for the majority of the states is the greater of 10.0% of the prior year statutory surplus or the prior year statutory net income, less the aggregate of all dividends paid during the twelve months prior to the date of payment. Some states, however, have an additional stipulation that dividends cannot exceed the prior year's earned surplus. If CNA is restricted, by regulatory rule or otherwise, from paying or receiving inter-company dividends, CNA may not be able to fund its working capital needs and debt service requirements from available cash. As a result, CNA would need to look to other sources of capital which may be more expensive or may not be available at all.

Rating agencies may downgrade their ratings of CNA and thereby adversely affect its ability to write insurance at competitive rates or at all.

Ratings are an important factor in establishing the competitive position of insurance companies. CNA's insurance company subsidiaries, as well as CNA's public debt, are rated by rating agencies, namely, A.M. Best Company ("A.M. Best"), Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's. Ratings reflect the rating agency's opinions of an insurance company's or insurance holding company's financial strength, capital adequacy, operating performance, strategic position and ability to meet its obligations to policyholders and debt holders.

Due to the intense competitive environment in which CNA operates, the uncertainty in determining reserves and the potential for CNA to take material unfavorable development in the future, and possible changes in the methodology or criteria applied by the rating agencies, the rating agencies may take action to lower CNA's ratings in the future. If CNA's property and casualty insurance financial strength ratings are downgraded below current levels, CNA's business and results of operations could be materially adversely affected. The severity of the impact on CNA's business is dependent on the level of downgrade and, for certain products, which rating agency takes the rating action. Among the adverse effects in the event of such downgrades would be the inability to obtain a material volume of business from certain major insurance brokers, the inability to sell a material volume of CNA's insurance products to certain markets, and the required collateralization of certain future payment obligations or reserves.

In addition, it is possible that a lowering of our corporate debt ratings by certain of the rating agencies could result in an adverse impact on CNA's ratings, independent of any change in CNA's circumstances. CNA has entered into several settlement agreements and assumed reinsurance contracts that require collateralization of future payment obligations and assumed reserves if its ratings or other specific criteria fall below certain thresholds. The ratings triggers are generally more than one level below CNA's current ratings.

Risks Related to Us and Our Subsidiary, Diamond Offshore Drilling, Inc.

Diamond Offshore's business depends on the level of activity in the oil and gas industry, which is significantly affected by volatile oil and gas prices.

Diamond Offshore's business depends on the level of activity in offshore oil and gas exploration, development and production in markets worldwide. Worldwide demand for oil and gas, oil and gas prices, market expectations of potential changes in these prices and a variety of political and economic factors significantly affect this level of activity. However, higher or lower commodity demand and prices do not necessarily translate into increased or decreased drilling activity since Diamond Offshore's customers' project development time, reserve replacement needs, as well as expectations of future commodity demand and prices all combine to affect demand for Diamond Offshore's rigs. Oil and gas prices have been, and are expected to continue to be, extremely volatile and are affected by numerous factors beyond Diamond Offshore's control, including:

- worldwide demand for oil and gas;
- the level of economic activity in energy-consuming markets;
- the worldwide economic environment or economic trends, such as recessions;
- the ability of the Organization of Petroleum Exporting Countries, commonly called OPEC, to set and maintain production levels and pricing;
- the level of production in non-OPEC countries;
- the worldwide political and military environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities in the Middle East, other oil-producing regions or other geographic areas or further acts of terrorism in the United States or elsewhere;
- civil unrest;
- the cost of exploring for, producing and delivering oil and gas;
- the discovery rate of new oil and gas reserves;
- the rate of decline of existing and new oil and gas reserves;
- available pipeline and other oil and gas transportation capacity;
- the ability of oil and gas companies to raise capital;

- weather conditions in the United States and elsewhere;
- the policies of various governments regarding exploration and development of their oil and gas reserves;
- development and exploitation of alternative fuels;
- competition for customers' drilling budgets from land-based energy markets around the world;
- domestic and foreign tax policy; and
- advances in exploration and development technology.

The aftermath of the moratorium on offshore drilling in the U.S. Gulf of Mexico and new regulations adopted as a result of the investigation into the Macondo well blowout could negatively impact Diamond Offshore.

On April 20, 2010, the Macondo well (operated by BP p.l.c. and drilled by Transocean Ltd) in the GOM experienced a blowout and immediately began flowing oil into the GOM ("the Macondo incident"). Efforts to permanently plug and abandon the well and contain the spill were successfully completed in September 2010. In the near-term aftermath of the Macondo incident, on May 30, 2010, the U.S. government imposed a six-month moratorium on certain drilling activities in water deeper than 500 feet in the GOM and subsequently implemented enhanced safety requirements applicable to all drilling operations in the GOM, including operations in water shallower than 500 feet. On October 12, 2010, the U.S. government lifted the moratorium subject to compliance with enhanced safety requirements including those set forth in Notices to Lessees ("NTL") 2010-N05 and 2010-N06, both of which were implemented during the drilling ban. Currently, all operations in the GOM are required to comply with the Interim Final Rule to Enhance Safety Measures for Energy Development on the Outer Continental Shelf (Drilling Safety Rule) and the Workplace Safety Rule on Safety and Environmental Management Systems, both of which were issued on September 30, 2010, as well as NTL 2010-N10 (known as the Compliance and Review NTL). Diamond Offshore continues to evaluate these new measures to ensure that its rigs and equipment are in full compliance, where applicable. Additional requirements could be forthcoming based on further recommendations by regulatory agencies investigating the Macondo incident, as well as restructuring within the Department of the Interior and the Bureau of Ocean Energy Management, Regulation and Enforcement ("BOEMRE"). Diamond Offshore is not able to predict the likelihood, nature or extent of additional rulemaking, nor is Diamond Offshore able to predict when the BOEMRE will issue drilling permits to Diamond Offshore's customers. Diamond Offshore is not able to predict the future impact of these events on its operations. Even with the drilling ban lifted, requirements regarding certain deepwater drilling activities may remain uncertain until the BOEMRE resumes its regular permitting of those activities.

The current and future regulatory environment in the GOM could result in a number of rigs being, or becoming available to be, moved to locations outside of the GOM, which could potentially put downward pressure on global dayrates and adversely affect Diamond Offshore's ability to contract its floating rigs that are currently not contracted or coming off contract. Additional governmental regulations concerning licensing, taxation, equipment specifications, training requirements or other matters could increase the costs of Diamond Offshore's operations, and escalating costs borne by its customers, along with permitting delays, could reduce exploration activity in the GOM and therefore demand for Diamond Offshore's services. In addition, insurance costs across the industry are expected to increase as a result of the Macondo incident, and in the future certain insurance coverage is likely to become more costly, and may become less available or not available at all.

Diamond Offshore's industry is cyclical.

Diamond Offshore's industry has historically been cyclical. There have been periods of lower demand, excess rig supply and low dayrates followed by periods of high demand, short rig supply and high dayrates. Diamond Offshore cannot predict the timing or duration of such business cycles. Periods of excess rig supply intensify the competition in the industry and often result in rigs being idle for long periods of time. In response to a contraction in demand for its services, Diamond Offshore has cold stacked seven of its rigs as of the date of this Report. Diamond Offshore also may be required to idle additional rigs or to enter into lower rate contracts. Prolonged periods of low utilization and dayrates could also result in the recognition of impairment charges on certain of Diamond Offshore's drilling rigs if future cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these rigs may not be recoverable.

Significant new rig construction and upgrades of existing drilling rigs could intensify price competition.

As of the date of this Report, based on analyst reports, Diamond Offshore believes that there are approximately 50 jack-up rigs and 50 floaters on order and scheduled for delivery between 2011 and 2013. The resulting increases in rig supply could be sufficient to further depress rig utilization and intensify price competition from both existing competitors, as well as new entrants into the offshore drilling market. As of the date of this Report, not all of the rigs currently under construction have been contracted for future work, which may further intensify price competition as scheduled delivery dates occur. The majority of the floaters on order are dynamically-positioned drilling rigs, which further increases competition with Diamond Offshore's fleet in certain circumstances, depending on customer requirements.

Diamond Offshore can provide no assurance that its current backlog of contract drilling revenue will be ultimately realized.

As of February 1, 2011, Diamond Offshore's contract drilling backlog was approximately $6.6 billion for contracted future work extending, in some cases, until 2016. Generally, contract backlog only includes future revenues under firm commitments; however, from time to time, Diamond Offshore may report anticipated commitments for which definitive agreements have not yet been, but are expected to be, executed. Diamond Offshore can provide no assurance that it will be able to perform under these contracts due to events beyond its control or that Diamond Offshore will be able to ultimately execute a definitive agreement in cases where one does not currently exist. In addition, Diamond Offshore can provide no assurance that its customers will be able to or willing to fulfill their contractual commitments. Diamond Offshore's inability to perform under its contractual obligations or to execute definitive agreements or its customers' inability to fulfill their contractual commitments may have a material adverse effect on Diamond Offshore's business.

Diamond Offshore relies heavily on a relatively small number of customers and the loss of a significant customer and/or a dispute that leads to the loss of a customer could have a material adverse impact on its financial results.

Diamond Offshore provides offshore drilling services to a customer base that includes major and independent oil and gas companies and government-owned oil companies. However, the number of potential customers has decreased in recent years as a result of mergers among the major international oil companies and large independent oil companies. In 2010, Diamond Offshore's five largest customers in the aggregate accounted for approximately 56.0% of its consolidated revenues. Diamond Offshore expects Petrobras, which accounted for approximately 24.0% of Diamond Offshore's consolidated revenues in 2010 and OGX, which accounted for approximately 14.0% of Diamond Offshore's consolidated revenues in 2010, to continue to be significant customers in 2011. Diamond Offshore's contract drilling backlog, as of the date of this report, includes $1.7 billion, or 61.0% of its contracted backlog for 2011, which is attributable to contracts with Petrobras and OGX for operations offshore Brazil in 2011. While it is normal for Diamond Offshore's customer base to change over time as work programs are completed, the loss of any major customer may have a material adverse effect on Diamond Offshore's business.

The terms of Diamond Offshore's dayrate drilling contracts may limit its ability to attain profitability in a declining market or to benefit from increasing dayrates in an improving market.

The duration of offshore drilling contracts is generally determined by customer requirements and, to a lesser extent, the respective management strategies of the offshore drilling contractors. In periods of decreasing demand for offshore rigs, drilling contractors generally prefer longer term contracts, but often at flat or slightly lower dayrates, to preserve dayrates at existing levels and ensure utilization, while customers prefer shorter contracts that allow them to more quickly obtain the benefit of lower dayrates. Conversely, in periods of rising demand for offshore rigs, contractors typically prefer shorter contracts that allow them to more quickly profit from increasing dayrates. In contrast, during these periods customers with reasonably definite drilling programs typically prefer longer term contracts to maintain dayrate prices at a consistent level. An inability to obtain longer term contracts in a declining market or to fully benefit from increasing dayrates in an improving market through shorter term contracts may limit Diamond Offshore's profitability.

Contracts for Diamond Offshore's drilling rigs are generally fixed dayrate contracts, and increases in Diamond Offshore's operating costs could adversely affect the profitability on those contracts.

Diamond Offshore's contracts for its drilling rigs provide for the payment of a fixed dayrate per rig operating day, although some contracts do provide for a limited escalation in dayrate due to increased operating costs incurred by Diamond Offshore. Many of Diamond Offshore's operating costs, such as labor costs, are unpredictable and fluctuate based on events beyond Diamond Offshore's control. The gross margin that Diamond Offshore realizes on these fixed dayrate contracts will fluctuate based on variations in Diamond Offshore's operating costs over the terms of the contracts. In addition, for contracts with dayrate escalation clauses, Diamond Offshore may be unable to recover increased or unforeseen costs from its customers.

Diamond Offshore's drilling contracts may be terminated due to events beyond its control.

Diamond Offshore's customers may terminate some of their drilling contracts if the drilling rig is destroyed or lost or if Diamond Offshore has to suspend drilling operations for a specified period of time as a result of a breakdown of major equipment or, in some cases, due to other events beyond the control of either party. In addition, some of Diamond Offshore's drilling contracts permit the customer to terminate the contract after specified notice periods by tendering contractually specified termination amounts. These termination payments may not fully compensate Diamond Offshore for the loss of a contract. In addition, the early termination of a contract may result in a rig being idle for an extended period of time. During periods of depressed market conditions, Diamond Offshore may be subject to an increased risk of its customers seeking to repudiate their contracts. Diamond Offshore's customers' ability to perform their obligations under drilling contracts may also be adversely affected by restricted credit markets and the economic downturn.

Diamond Offshore's business involves numerous operating hazards which could expose it to significant losses and significant damage claims. Diamond Offshore is not fully insured against all of these risks and its contractual indemnity provisions may not fully protect Diamond Offshore.

Diamond Offshore's operations are subject to the significant hazards inherent in drilling for oil and gas offshore, such as blowouts, reservoir damage, loss of production, loss of well control, unstable or faulty sea floor conditions, fires and natural disasters such as hurricanes. The occurrence of any of these types of events could result in the suspension of drilling operations, damage to or destruction of the equipment involved and injury or death to rig personnel, damage to producing or potentially productive oil and gas formations, and oil spillage, oil leaks, well blowouts and extensive uncontrolled fires, any of which could cause significant environmental damage. In addition, offshore drilling operations are subject to perils peculiar to marine operations, including capsizing, grounding, collision and loss or damage from severe weather.

Diamond Offshore maintains liability insurance, which includes coverage for environmental damage; however, because of contractual provisions and policy limits, its insurance coverage may not adequately cover Diamond Offshore's losses and claim costs. In addition, pollution and environmental risks are generally not fully insurable when they are determined to be the result of criminal acts. Also, Diamond Offshore does not typically purchase loss-of-hire insurance to cover lost revenues when a rig is unable to work.

Operations also may be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages.

Generally Diamond Offshore's contracts with its customers contain contractual rights to indemnity from its customer for, among other things, pollution originating from the well, while Diamond Offshore retains responsibility for pollution originating from the rig. However, Diamond Offshore's contractual rights to indemnification may be unenforceable or limited due to negligent or willful acts of commission or omission by Diamond Offshore, its subcontractors and/or suppliers and its customers may dispute, or be unable to meet, their contractual indemnification obligations to Diamond Offshore.

Diamond Offshore believes that the policy limit under its marine liability insurance is within the range that is customary for companies of Diamond Offshore's size in the offshore drilling industry and is appropriate for its business. However, if an accident or other event occurs that exceeds Diamond Offshore's coverage limits or is not an insurable event under its insurance policies, or is not fully covered by contractual indemnity, it could have a material adverse effect on Diamond Offshore's results of operations, financial position and cash flows. There can be no assurance that Diamond Offshore will continue to carry the insurance it currently maintains, that its insurance will cover all types of losses or that those parties with contractual obligations to indemnify Diamond Offshore will necessarily be financially able to indemnify Diamond Offshore against all of these risks. In addition, no assurance can be made that Diamond Offshore will be able to maintain adequate insurance in the future at rates it considers to be reasonable or that Diamond Offshore will be able to obtain insurance against some risks.

Diamond Offshore has elected to self-insure for physical damage to rigs and equipment caused by named windstorms in the GOM.

Because the amount of insurance coverage available to Diamond Offshore has been limited, and the cost for such coverage has increased substantially, Diamond Offshore has elected to self-insure for physical damage to rigs and equipment caused by named windstorms in the GOM. This results in a higher risk of losses, which could be material, that are not covered by third party insurance contracts.

A significant portion of Diamond Offshore's operations are conducted outside the United States and involve additional risks not associated with domestic operations.

Diamond Offshore operates in various regions throughout the world that may expose it to political and other uncertainties, including risks of:

- terrorist acts, war and civil disturbances;
- piracy or assaults on property or personnel;
- kidnapping of personnel;
- expropriation of property or equipment;
- renegotiation or nullification of existing contracts;
- changing political conditions;
- foreign and domestic monetary policies;
- the inability to repatriate income or capital;
- difficulties in collecting accounts receivable and longer collection periods;
- fluctuations in currency exchange rates;
- regulatory or financial requirements to comply with foreign bureaucratic actions;
- travel limitations or operational problems caused by public health threats; and
- changing taxation policies.

Diamond Offshore is subject to the U.S. Treasury Department's Office of Foreign Assets Control and other U.S. laws and regulations governing its international operations in addition to worldwide anti-bribery laws. In addition, international contract drilling operations are subject to various laws and regulations in countries in which Diamond Offshore operates, including laws and regulations relating to:

- the equipping and operation of drilling rigs;
- import - export quotas or other trade barriers;

- repatriation of foreign earnings or capital;
- oil and gas exploration and development;
- taxation of offshore earnings and earnings of expatriate personnel; and
- use and compensation of local employees and suppliers by foreign contractors.

Some foreign governments favor or effectively require the awarding of drilling contracts to local contractors, require use of a local agent or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect Diamond Offshore's ability to compete in those regions. It is difficult to predict what governmental regulations may be enacted in the future that could adversely affect the international drilling industry. The actions of foreign governments may adversely affect Diamond Offshore's ability to compete.

As of the date of this Report, the greatest concentration of Diamond Offshore's operating assets outside the United States is in Brazil, where it has 16 rigs in its fleet either currently working or contracted to work during 2011. In addition, as of the date of this Report, Diamond Offshore has one high specification floater and two jack-up rigs contracted offshore Egypt. Although these rigs have continued to work throughout the recent political unrest in Egypt, there have been, and in the future there may be other, disruptions to the support networks within Egypt, including the banking institutions.

Diamond Offshore's drilling contracts offshore Mexico expose it to greater risks than they normally assume.

Diamond Offshore currently operates and expects to continue to operate rigs drilling offshore Mexico for PEMEX - Exploracion y Produccion ("PEMEX"), the national oil company of Mexico. The terms of these contracts expose Diamond Offshore to greater risks than they normally assume, such as exposure to greater environmental liability. In addition, each contract can be terminated by PEMEX on 30 days notice, contractually or by statute, subject to certain conditions. While Diamond Offshore believes that the financial terms of these contracts and its operating safeguards in place mitigate these risks, Diamond Offshore can provide no assurance that the increased risk exposure will not have a negative impact on its future operations or financial results.

Fluctuations in exchange rates and nonconvertibility of currencies could result in losses.

Due to Diamond Offshore's international operations, Diamond Offshore may experience currency exchange losses where revenues are received and expenses are paid in nonconvertible currencies or where it does not effectively hedge an exposure to a foreign currency. Diamond Offshore may also incur losses as a result of an inability to collect revenues because of a shortage of convertible currency available to the country of operation, controls over currency exchange or controls over the repatriation of income or capital. Diamond Offshore can provide no assurance that financial hedging arrangements will effectively hedge any foreign currency fluctuation losses that may arise.

Diamond Offshore may be required to accrue additional tax liability on certain of its foreign earnings.

Certain of Diamond Offshore's international rigs are owned and operated, directly or indirectly, by Diamond Offshore International Limited ("DOIL"), a wholly owned Cayman Islands subsidiary of Diamond Offshore. Since forming this subsidiary it has been Diamond Offshore's intention to indefinitely reinvest the earnings of this subsidiary to finance foreign operations, except for the earnings of Diamond East Asia Limited, a wholly owned subsidiary of DOIL. It is Diamond Offshore's intention to repatriate the earnings of Diamond East Asia Limited, and U.S. income taxes will be provided on such earnings. Diamond Offshore does not expect to provide for U.S. taxes on any future earnings generated by DOIL, except to the extent that these earnings are immediately subjected to U.S. federal income tax or as they relate to Diamond East Asia Limited. Should a future distribution be made from any unremitted earnings of this subsidiary, Diamond Offshore may be required to record additional U.S. income taxes.

Rig conversions, upgrades or new builds may be subject to delays and cost overruns.

From time to time, Diamond Offshore may undertake to add new capacity through conversions or upgrades to existing rigs or through new construction. Projects of this type are subject to risks of delay or cost overruns inherent in any large construction project resulting from numerous factors, including the following:

- shortages of equipment, materials or skilled labor;
- work stoppages;
- unscheduled delays in the delivery of ordered materials and equipment;
- unanticipated cost increases;
- weather interferences;
- difficulties in obtaining necessary permits or in meeting permit conditions;
- design and engineering problems;
- customer acceptance delays;
- shipyard failures or unavailability; and
- failure or delay of third party service providers and labor disputes.

Failure to complete a rig upgrade or new construction on time, or failure to complete a rig conversion or new construction in accordance with its design specifications may, in some circumstances, result in the delay, renegotiation or cancellation of a drilling contract, resulting in a loss of revenue to Diamond Offshore. If a drilling contract is terminated under these circumstances, Diamond Offshore may not be able to secure a replacement contract with equally favorable terms.

Risks Related to Us and Our Subsidiary, HighMount Exploration & Production LLC

HighMount may not be able to replace reserves and sustain production at current levels. Replacing reserves is risky and uncertain and requires significant capital expenditures.

HighMount's success depends largely upon its ability to find, develop or acquire additional reserves that are economically recoverable. Unless HighMount replaces the reserves produced through successful development, exploration or acquisition, its proved reserves will decline over time. HighMount may not be able to successfully find and produce reserves economically in the future or to acquire proved reserves at acceptable costs. HighMount makes a substantial amount of capital expenditures for the acquisition, exploration and development of reserves. HighMount expects to fund its capital expenditures with cash from its operating activities. If HighMount's cash flow from operations is not sufficient to fund its capital expenditure budget, there can be no assurance that financing will be available or available at favorable terms to meet those requirements.

Estimates of natural gas and NGL reserves are uncertain and inherently imprecise.

Estimating the volume of proved natural gas and NGL reserves is a complex process and is not an exact science because of numerous uncertainties inherent in the process. The process relies on interpretations of available geological, geophysical, engineering and production data. The extent, quality and reliability of this technical data can vary. The process also requires certain economic assumptions, such as oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, these estimates are inherently imprecise.

Actual future production, commodity prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable reserves most likely will vary from HighMount's estimates. Any significant variance could materially affect the quantities and present value of HighMount's reserves. In addition, HighMount may adjust estimates of proved reserves upward or downward to reflect production history, results of exploration and development drilling, prevailing commodity prices and prevailing development expenses.

The timing of both the production and the expenses from the development and production of natural gas and NGL properties will affect both the timing of actual future net cash flows from proved reserves and their present value. In addition, the 10.0% discount factor, used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate representation of their value.

If commodity prices decrease, HighMount may be required to take additional write-downs of the carrying values of its properties.

HighMount may be required, under full cost accounting rules, to write-down the carrying value of its natural gas and NGL properties. A number of factors could result in a write-down, including a significant decline in commodity prices, a substantial downward adjustment to estimated proved reserves, a substantial increase in estimated development costs, or deterioration in exploration results. HighMount utilizes the full cost method of accounting for its exploration and development activities. Under full cost accounting, HighMount is required to perform a ceiling test each quarter. The ceiling test is an impairment test and generally establishes a maximum, or "ceiling," of the book value of HighMount's natural gas properties that is equal to the expected after tax present value (discounted at the required rate of 10.0%) of the future net cash flows from proved reserves, including the effect of cash flow hedges, calculated using the average first day of the month price for the preceding 12-month period.

If the net book value of HighMount's exploration and production ("E&P") properties (reduced by any related net deferred income tax liability) exceeds its ceiling limitation, HighMount will impair or "write-down" the book value of its E&P properties. A write-down may not be reversed in future periods, even though higher natural gas and NGL prices may subsequently increase the ceiling. Depending on the magnitude of any future impairment, a ceiling test write-down could significantly reduce HighMount's income, or produce a loss.

Natural gas, NGL and other commodity prices are volatile.

The commodity price HighMount receives for its production heavily influences its revenue, profitability, access to capital and future rate of growth. HighMount is subject to risks due to frequent and possibly substantial fluctuations in commodity prices. NGL prices generally fluctuate on a basis that correlates to fluctuations in crude oil prices. In the past, the prices of natural gas and crude oil have been extremely volatile, and HighMount expects this volatility to continue. The markets and prices for natural gas and NGLs depend upon factors beyond HighMount's control. These factors include, among others, economic and market conditions, domestic production and import levels, storage levels, basis differentials, weather, government regulations and taxation. Lower commodity prices may decrease HighMount's revenues and reduce the amount of natural gas and NGLs that HighMount can produce economically.

HighMount engages in commodity price hedging activities.

The extent of HighMount's commodity price risk is related to the effectiveness and scope of HighMount's hedging activities. To the extent HighMount hedges its commodity price risk, HighMount will forego the benefits it would otherwise experience if commodity prices or interest rates were to change in its favor. Furthermore, because HighMount has entered into derivative transactions related to only a portion of its natural gas and NGL production, HighMount will continue to have direct commodity price risk on the unhedged portion. HighMount's actual future production may be significantly higher or lower than HighMount estimates at the time it enters into derivative transactions for that period.

As a result, HighMount's hedging activities may not be as effective as HighMount intends in reducing the volatility of its cash flows, and in certain circumstances may actually increase the volatility of cash flows. In addition, even though HighMount's management monitors its hedging activities, these activities can result in substantial losses. Such losses could occur under various circumstances, including if a counterparty does not perform its obligations under the applicable hedging arrangement or if the hedging arrangement is imperfect or ineffective.

Risks Related to Us and Our Subsidiary, Boardwalk Pipeline Partners, LP

Boardwalk Pipeline may not be able to maintain or replace expiring gas transportation and storage contracts at attractive rates or on a long term basis.

Boardwalk Pipeline is exposed to market risk when its transportation contracts expire and need to be renewed or replaced. Boardwalk Pipeline may not be able to extend contracts with existing customers or obtain replacement contracts at attractive rates or on a long term basis. Key drivers that influence the rates and terms of Boardwalk Pipeline's transportation contracts include the current and anticipated basis differentials between physical locations on its pipeline systems, which can be affected by, among other things, the availability and supply of natural gas, competition from other pipelines, including pipeline under development, available capacity, storage inventories, regulatory developments, weather and general market demand in the respective areas. The new sources of natural gas that have been identified throughout the U.S. have created changes in pricing dynamics between supply basins, pooling points and market areas. As a result of the increase in overall pipeline capacity and the new sources of supply, in 2009 basis spreads on Boardwalk Pipeline's pipeline systems began to narrow. Basis spreads have impacted, and will continue to impact, the rates Boardwalk Pipeline has been able to negotiate with its customers on contracts due for renewal for firm transportation services, as well as the rates it can charge for interruptible and short term firm transportation services.

The principal elements of competition among pipelines are availability of capacity, rates, terms of service, access to gas supplies, flexibility and reliability of service. FERC's policies promote competition in natural gas markets by increasing the number of gas transportation options available to Boardwalk Pipeline's customer base. Increased competition could reduce the volumes of gas transported by Boardwalk Pipeline's pipeline systems or, in instances where Boardwalk Pipeline does not have long term contracts with fixed rates, could cause Boardwalk Pipeline to decrease transportation or storage rates charged to its customers. Competition could intensify the negative impact of factors that could significantly decrease demand for natural gas in the markets served by Boardwalk Pipeline's operating subsidiaries, such as a recession or adverse economic conditions, weather, higher fuel costs and taxes or other governmental or regulatory actions that directly or indirectly increase the cost or limit the use of natural gas.

Boardwalk Pipeline needs to maintain authority from PHMSA to operate portions of its pipeline systems at higher than normal operating pressures.

Boardwalk Pipeline has entered into firm transportation contracts with shippers which utilize the maximum design capacity of certain of its pipeline assets, assuming that Boardwalk Pipeline operates those pipelines at higher than normal operating pressures (up to 0.80 SMYS). Boardwalk Pipeline has authority from PHMSA to operate those pipeline assets at such higher pressures, however, PHMSA retains discretion to withdraw or modify this authority. If PHMSA were to withdraw or materially modify such authority, Boardwalk Pipeline may not be able to transport all of its contracted quantities of natural gas and could incur significant additional costs to re-obtain such authority or to develop alternate ways to meet its contractual obligations.

Boardwalk Pipeline's natural gas transportation and storage operations are subject to FERC's rate-making policies which could limit Boardwalk Pipeline's ability to recover the full cost of operating its pipelines, including earning a reasonable return.

Boardwalk Pipeline is subject to extensive regulations relating to the rates it can charge for its transportation and storage operations. For cost-based services, FERC establishes both the maximum and minimum rates Boardwalk Pipeline can charge. The basic elements that FERC considers are the costs of providing service, the volumes of gas being transported, the rate design, the allocation of costs between services, the capital structure and the rate of return a pipeline is permitted to earn. While neither Gulf South nor Texas Gas has an obligation to file a rate case, Gulf Crossing Pipeline has an obligation to file either a rate case or a cost-and-revenue study by the end of the first quarter of 2012 to justify its rates. Customers of Boardwalk Pipeline's subsidiaries or FERC can challenge the existing rates on any of its pipelines. During the past two years FERC has challenged the rates of several pipelines not affiliated with Boardwalk Pipelines. Such a challenge against Boardwalk Pipeline could adversely affect its ability to establish reasonable transportation rates, to charge rates that would cover future increases in Boardwalk Pipeline's costs or even to continue to collect rates to maintain its current revenue levels that are designed to permit a reasonable opportunity to recover current costs and depreciation and earn a reasonable return.

If Boardwalk Pipeline were to file a rate case or defend its rates in a proceeding commenced by a customer or FERC, Boardwalk Pipeline would be required, among other things, to establish that the inclusion of an income tax allowance in Boardwalk Pipeline's cost of service is just and reasonable. Under current FERC policy, since Boardwalk Pipeline is a limited partnership and does not pay U.S. federal income taxes, this would require Boardwalk Pipeline to show that its unitholders (or their ultimate owners) are subject to federal income taxation. To support such a showing, Boardwalk Pipeline's general partner may elect to require owners of Boardwalk Pipeline's units to re-certify their status as being subject to U.S. federal income taxation on the income generated by Boardwalk Pipeline or may attempt to provide other evidence. Boardwalk Pipeline can provide no assurance that the evidence it might provide to FERC will be sufficient to establish that its unitholders (or their ultimate owners) are subject to U.S. federal income tax liability on the income generated by Boardwalk Pipeline's jurisdictional pipelines. If Boardwalk Pipeline is unable to make such a showing, FERC could disallow a substantial portion of the income tax allowance included in the determination of the maximum rates that may be charged by Boardwalk Pipeline, which could result in a reduction of such maximum rates from current levels. Boardwalk Pipeline may not be able to recover all of its costs through existing or future rates.

Continued development of new supply sources could impact demand for Boardwalk Pipeline's services.

Supplies of natural gas in production areas that are closer to key end-user market areas than Boardwalk Pipeline's supply sources may compete with gas originating in production areas connected to Boardwalk Pipeline's system. For example, the Marcellus Shale in Pennsylvania, New York, West Virginia and Ohio, may cause gas in supply areas connected to Boardwalk Pipeline's system to be diverted to markets other than Boardwalk Pipeline's traditional market areas and may adversely affect capacity utilization on Boardwalk Pipeline's systems and its ability to renew or replace existing contracts at rates sufficient to maintain current revenues and cash flows. In addition, natural gas supplies from the Rocky Mountains, Canada and liquefied natural gas import terminals may compete with and displace volumes from the Gulf Coast and Mid-Continent supply sources where Boardwalk Pipeline is located, which could reduce Boardwalk Pipeline's transportation volumes and the rates it can charge for its services.

Boardwalk Pipeline is exposed to credit risk relating to nonperformance by its customers.

Credit risk relates to the risk of loss resulting from the nonperformance by a customer of its contractual obligations. Boardwalk Pipeline's exposure generally relates to receivables for services provided, future performance under firm agreements and volumes of gas owed by customers for imbalances or gas loaned by Boardwalk Pipeline to them under certain no-notice and parking and lending services. FERC gas tariffs only allow Boardwalk Pipeline to require limited credit support in the event that transportation customers are unable to pay for its services. If any of Boardwalk Pipeline's significant customers have credit or financial problems which result in a delay or failure to pay for services provided by Boardwalk Pipeline or contracted for with Boardwalk Pipeline, or to repay the gas they owe Boardwalk Pipeline, it could have a material adverse effect on Boardwalk Pipeline's business. In addition, as contracts expire, the failure of any of Boardwalk Pipeline's customers could also result in the non-renewal of contracted capacity.

Boardwalk Pipeline depends on certain key customers for a significant portion of its revenues. The loss of any of these key customers could result in a decline in Boardwalk Pipeline's revenues.

Boardwalk Pipeline relies on a limited number of customers for a significant portion of revenues. Boardwalk Pipeline's largest customer in terms of revenue, Devon Gas Services, LP represented over 13.0% of Boardwalk Pipeline's 2010 revenues and Boardwalk Pipeline expects this customer to continue to account for more than 10.0% of its 2011 revenues. For 2010, Boardwalk Pipeline's top ten customers comprised approximately 45.0% of its revenues. Boardwalk Pipeline may be unable to negotiate extensions or replacements of contracts with key customers on favorable terms which could materially reduce its contracted transportation volumes and the rates it can charge for its services.

Boardwalk Pipeline may pursue complex pipeline or storage projects which involve significant risks.

The most significant element of Boardwalk Pipeline's growth strategy in recent years was the completion of large development projects to enlarge and enhance its pipeline and storage systems. Boardwalk Pipeline may undertake additional large development projects in the future as it continues to pursue its growth strategy. The successful completion of such projects, and the returns Boardwalk Pipeline may realize from those projects after completion, are subject to many significant risks, including cost overruns, delays in obtaining regulatory approvals, difficult construction conditions, including adverse weather conditions, delays in obtaining key materials, shortages of qualified labor, and escalating costs of labor and materials, particularly in the event there is a high level of construction activity in the pipeline industry at that time. As a result, Boardwalk Pipeline may not be able to complete future projects on the expected terms, cost or schedule, or at all. In addition, Boardwalk Pipeline cannot be certain that, if completed, it will be able to operate these projects, or that they will perform in accordance with expectations. Other areas of Boardwalk Pipeline's business may suffer as a result of the diversion of management's attention and other resources from other business concerns. Any of these factors could impair Boardwalk Pipeline's ability to realize the benefits anticipated from the projects.

Significant changes in energy prices could affect natural gas market supply and demand, or potentially reduce the competitiveness of natural gas compared with other forms of energy available to Boardwalk Pipeline's customers, which could reduce system throughput and adversely affect Boardwalk Pipeline's revenues and available cash.

Due to the natural decline in traditional gas production connected to Boardwalk Pipeline's system, Boardwalk Pipeline's success depends on its ability to obtain access to new sources of natural gas, which is dependent on factors beyond its control including the price level of natural gas. In general terms, the price of natural gas fluctuates in response to changes in supply and demand, market uncertainty and a variety of additional factors, including:

- economic conditions;
- weather conditions, seasonal trends and hurricane disruptions;
- new supply sources;
- the availability of adequate transportation capacity;
- storage inventory levels;
- the price and availability of other forms of energy;
- the effect of energy conservation measures;
- the nature and extent of, and changes in, governmental regulation, for example greenhouse gas legislation and taxation; and
- the anticipated future prices of natural gas and other commodities.

It is difficult to predict future changes in gas prices. However, the abundance of natural gas supply discoveries over the last few years would generally indicate a bias toward downward pressure on prices. Downward movement in gas prices could negatively impact producers in nontraditional supply areas such as the Barnett Shale, the Bossier Sands, the Caney Woodford Shale, the Fayetteville Shale and the Haynesville Shale, including producers who have contracted for capacity with Boardwalk Pipeline. Significant financial difficulties experienced by Boardwalk Pipeline's producer customers could impact their ability to pay for services rendered or otherwise reduce their demand for Boardwalk Pipeline's services.

High natural gas prices may result in a reduction in the demand for natural gas. A reduced level of demand for natural gas could reduce the utilization of capacity on Boardwalk Pipeline's systems, reduce the demand for Boardwalk Pipeline's services and could result in the non-renewal of contracted capacity as contracts expire.

Risks Related to Us and Our Subsidiaries Generally

In addition to the specific risks and uncertainties faced by our subsidiaries, as discussed above, we and all of our subsidiaries face risks and uncertainties related to, among other things, terrorism, hurricanes and other natural disasters, competition, government regulation, dependence on key executives and employees, litigation, dependence on information technology and compliance with environmental laws.

Acts of terrorism could harm us and our subsidiaries.

Future terrorist attacks and the continued threat of terrorism in this country or abroad, as well as possible retaliatory military and other action by the United States and its allies, could have a significant impact on the assets and businesses of certain of our subsidiaries. CNA issues coverages that are exposed to risk of loss from a terrorism act. Terrorist acts or the threat of terrorism, including increased political, economic and financial market instability and volatility in the price of oil and gas, could affect the market for Diamond Offshore's drilling services, Boardwalk Pipeline's transportation, gathering and storage services and HighMount's exploration and production activities. In addition, future terrorist attacks could lead to reductions in business travel and tourism which could harm Loews Hotels. While our subsidiaries take steps that they believe are appropriate to secure their assets, there is no assurance that they can completely secure them against a terrorist attack or obtain adequate insurance coverage for terrorist acts at reasonable rates.

Our subsidiaries are subject to extensive federal, state and local governmental regulations.

The businesses operated by our subsidiaries are impacted by current and potential federal, state and local governmental regulations which impose or might impose a variety of restrictions and compliance obligations on those companies. Governmental regulations can also change materially in ways that could adversely affect those companies. Risks faced by our subsidiaries related to governmental regulation include the following:

CNA. The insurance industry is subject to comprehensive and detailed regulation and supervision throughout the United States. Most insurance regulations are designed to protect the interests of CNA's policyholders rather than its investors. Each state in which CNA does business has established supervisory agencies that regulate its business, including:

- standards of solvency, including risk-based capital measurements;
- restrictions on the nature, quality and concentration of investments;
- restrictions on CNA's ability to withdraw from unprofitable lines of insurance or unprofitable market areas;
- the required use of certain methods of accounting and reporting;
- the establishment of reserves for unearned premiums, losses and other purposes;
- potential assessments for funds necessary to settle covered claims against impaired, insolvent or failed private or quasi-governmental insurers;
- licensing of insurers and agents;
- approval of policy forms;
- limitations on the ability of CNA's insurance subsidiaries to pay dividends to us; and
- limitations on the ability to non-renew, cancel or change terms and conditions in policies.

Regulatory powers also extend to premium rate regulations which require that rates not be excessive, inadequate or unfairly discriminatory. CNA also is required by the states to provide coverage to persons who would not otherwise be considered eligible by the insurers. Each state dictates the types of insurance and the level of coverage that must be provided to such involuntary risks. CNA's share of these involuntary risks is mandatory and is generally a function of its respective share of the voluntary market by line of insurance in each state.

Diamond Offshore. The drilling industry is dependent on demand for services from the oil and gas exploration industry and, accordingly, is affected by changing tax and other laws relating to the energy business generally. Diamond Offshore may be required to make significant capital expenditures to comply with governmental laws and regulations. It is also possible that these laws and regulations may in the future add significantly to Diamond Offshore's operating costs or may significantly limit drilling activity.

Governments in some countries are increasingly active in regulating and controlling the ownership of concessions, the exploration for oil and gas and other aspects of the oil and gas industries. The modification of existing laws or regulations or the adoption of new laws or regulations curtailing exploratory or developmental drilling for oil and gas for economic, environmental or other reasons could materially and adversely affect Diamond Offshore's operations by limiting drilling opportunities.

HighMount. All of HighMount's operations are conducted onshore in the United States. The U.S. oil and gas industry, and HighMount's operations, are subject to regulation at the federal, state and local level. Such regulation includes requirements with respect to, among other things: permits to drill and to conduct other operations; provision of financial assurances (such as bonds) covering drilling and well operations; the location of wells; the method of drilling and completing wells; the surface use and restoration of properties upon which wells are drilled; the plugging and abandoning of wells; the marketing, transportation and reporting of production; the valuation and payment of royalties; the size of drilling and spacing units (regarding the density of wells which may be drilled in a particular area); the unitization or pooling of natural gas and oil properties; maximum rates of production from natural gas and oil wells; venting or flaring of natural gas and the ratability of production.

The conference committee report for The Department of the Interior, Environment, and Related Agencies Appropriations Act for Fiscal Year 2010 requested the EPA to conduct a study of hydraulic fracturing, particularly the relationship between hydraulic fracturing and drinking water. Hydraulic fracturing is a technique commonly used by oil and gas exploration companies, including HighMount, to stimulate the production of oil and natural gas by injecting fluids and sand into underground wells at high pressures, causing fractures or fissures in the geological formation which allow oil and gas to flow more freely. In recent years, concerns have been raised that the fracturing process may contaminate underground sources of drinking water. Several bills were introduced in the 111th Congress seeking federal regulation of hydraulic fracturing, which has historically been regulated at the state level, though none of the proposed legislation was passed into law. Indications are that similar bills will be introduced in the new Congress. If hydraulic fracturing is banned or significantly restricted by federal regulation or otherwise, it could impair HighMount's ability to economically drill new natural gas wells, which would reduce its production, revenues and profitability.

Boardwalk Pipeline. Boardwalk Pipeline's natural gas transportation and storage operations are subject to extensive regulation by FERC and the DOT among other federal and state authorities. In addition to FERC rules and regulations related to the rates Boardwalk Pipeline can charge for its services, federal regulations extend to pipeline safety, operating terms and conditions of service, the types of services Boardwalk Pipeline may offer, construction or abandonment of facilities, accounting and record keeping, and relationships and transactions with affiliated companies. These regulations can adversely impact Boardwalk Pipeline's ability to compete for business, construct new facilities, including by increasing the lead times to develop projects, offer new services, or recover the full cost of operating its pipelines.

Our subsidiaries face significant risks related to compliance with environmental laws.

Our subsidiaries have extensive obligations and/or financial exposure related to compliance with federal, state and local environmental laws, many of which have become increasingly stringent in recent years and may in some cases impose "strict liability," which could be substantial, rendering a person liable for environmental damage without regard to negligence or fault on the part of that person. For example, Diamond Offshore could be liable for damages and costs incurred in connection with oil spills related to its operations, including for conduct of or conditions caused by others. HighMount is also subject to extensive environmental regulation in the conduct of its business, particularly related to the handling and disposal of drilling and production waste products, water and air pollution control procedures, and the remediation of petroleum-product contamination.

We are subject to physical and financial risks associated with climate change.

As awareness of climate change issues increases, governments around the world are beginning to address the matter. This may result in new environmental regulations that may unfavorably impact us, our subsidiaries and their suppliers and customers. We and our subsidiaries may be exposed to risks related to new laws or regulations pertaining to climate change, carbon emissions or energy use that could decrease the use of oil or natural gas, thus reducing demand for hydrocarbon-based fuel and related services provided by our energy subsidiaries. Governments also may pass laws or regulations encouraging or mandating the use of alternative energy sources, such as wind power and solar energy, which may reduce demand for oil and natural gas. In addition, changing global weather patterns have been associated with extreme weather events and could change longer-term natural catastrophe trends, including increasing the frequency and severity of hurricanes and other natural disasters which could increase future catastrophe losses at CNA and damage to property, disruption of business and higher operating costs at Diamond Offshore, Boardwalk Pipeline, HighMount and Loews Hotels.

There is currently no federal regulation that limits GHG emissions in the U.S. However, several bills were introduced in Congress in recent years that would regulate U.S. GHG emissions under a cap and trade system. Although these bills were not passed into law, some regulation of that type may be enacted in the U.S. in the near future. In addition, in 2009, the EPA adopted regulations under the Clean Air Act requiring the monitoring and reporting of annual GHG emissions by operators of facilities that emit more than 25,000 metric tons of GHG per year, which includes Boardwalk Pipeline and HighMount. Numerous states and several regional multi-state climate initiatives have announced or adopted plans to regulate GHG emissions, though the state programs vary widely. The establishment of a GHG reporting system and registry may be a first step toward broader regulation of GHG emissions. Compliance with future laws and regulations could impose significant costs on affected companies or adversely affect the demand for and the cost to produce and transport hydrocarbon-based fuel, which would adversely affect the businesses of our energy subsidiaries.

We could incur impairment charges related to the carrying value of the long-lived assets and goodwill of our subsidiaries.

Our subsidiaries regularly evaluate their long-lived assets and goodwill for impairment whenever events or changes in circumstances indicate the carrying value of these assets may not be recoverable. Most notably, we could incur impairment charges related to the carrying value of offshore drilling equipment at Diamond Offshore, natural gas and oil properties at HighMount, pipeline equipment at Boardwalk Pipeline and hotel properties owned by Loews Hotels.

We test goodwill for impairment on an annual basis or when events or changes in circumstances indicate that a potential impairment exists. The goodwill impairment test requires us to identify reporting units and estimate each unit's fair value as of the testing date. We calculate the fair value of our reporting units (each of our principal operating subsidiaries) based on estimates of future discounted cash flows, which reflect management's judgments and assumptions regarding the appropriate risk-adjusted discount rate, future industry conditions and operations and other factors. Asset impairment evaluations are, by nature, highly subjective. The use of different estimates and assumptions could result in materially different carrying values of our assets which could impact the need to record an impairment charge and the amount of any charge taken.

We are a holding company and derive substantially all of our income and cash flow from our subsidiaries.

We rely upon our invested cash balances and distributions from our subsidiaries to generate the funds necessary to meet our obligations and to declare and pay any dividends to holders of our common stock. Our subsidiaries are separate and independent legal entities and have no obligation, contingent or otherwise, to make funds available to us, whether in the form of loans, dividends or otherwise. The ability of our subsidiaries to pay dividends to us is also subject to, among other things, the availability of sufficient earnings and funds in such subsidiaries, applicable state laws, including in the case of the insurance subsidiaries of CNA, laws and rules governing the payment of dividends by regulated insurance companies, and their compliance with covenants in their respective loan agreements. Claims of creditors of our subsidiaries will generally have priority as to the assets of such subsidiaries over our claims and our creditors and shareholders.

We could have liability in the future for tobacco-related lawsuits.

As a result of our ownership of Lorillard, Inc. ("Lorillard") prior to the separation of Lorillard from us in 2008 (the "Separation"), from time to time we have been named as a defendant in tobacco-related lawsuits. We are currently a defendant in three such lawsuits and could be named as a defendant in additional tobacco-related suits, notwithstanding the completion of the Separation. In the Separation Agreement entered into between us and Lorillard and its subsidiaries in connection with the Separation, Lorillard and each of its subsidiaries has agreed to indemnify us for liabilities related to Lorillard's tobacco business, including liabilities that we may incur for current and future tobacco-related litigation against us. An adverse decision in a tobacco-related lawsuit against us could, if the indemnification is deemed for any reason to be unenforceable or any amounts owed to us thereunder are not collectible, in whole or in part, have a material adverse effect on our financial condition, results of operations and equity. We do not expect that the Separation will alter the legal exposure of either entity with respect to tobacco-related claims. We do not believe that we have any liability for tobacco-related claims, and we have never been held liable for any such claims. Additional information on the Separation is included in Note 2 of the Notes to Consolidated Financial Statements included under Item 8.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our corporate headquarters is located in approximately 153,000 square feet of leased office space in New York City. Information relating to our subsidiaries' properties is contained under Item 1.

Item 3. Legal Proceedings.

Information with respect to legal proceedings is incorporated by reference to Note 19 of the Notes to Consolidated Financial Statements included under Item 8.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Price Range of Common Stock

Our common stock is listed on the New York Stock Exchange under the symbol "L." The following table sets forth the reported high and low sales prices in each calendar quarter:

	2010		2009	
	High	**Low**	High	Low
First Quarter	**$ 38.41**	**$ 34.24**	$ 30.60	$ 17.40
Second Quarter	**39.47**	**30.22**	29.17	21.49
Third Quarter	**38.55**	**32.95**	35.49	25.27
Fourth Quarter	**40.34**	**37.23**	36.84	32.77

The following graph compares annual total return of our Common Stock, the Standard & Poor's 500 Composite Stock Index ("S&P 500 Index") and our Peer Group ("Loews Peer Group") for the five years ended December 31, 2010. The graph assumes that the value of the investment in our Common Stock, the S&P 500 Index and the Loews Peer Group was $100 on December 31, 2005 and that all dividends were reinvested.


200
150
100
50
2005
2006
2007
2008
2009
2010

Loews Common Stock — S&P 500 Index — Loews Peer Group

	2005	2006	2007	2008	2009	**2010**
Loews Common Stock	100.00	132.04	161.13	91.01	118.17	**127.39**
S&P 500 Index	100.00	115.79	122.16	76.96	97.33	**111.99**
Loews Peer Group (a)	100.00	113.96	130.59	79.57	102.06	**113.58**

(a) The Loews Peer Group consists of the following companies that are industry competitors of our principal operating subsidiaries: Ace Limited, W.R. Berkley Corporation, Cabot Oil & Gas Corporation, The Chubb Corporation, Energy Transfer Partners L.P., ENSCO International Incorporated, The Hartford Financial Services Group, Inc., Kinder Morgan Energy Partners, L.P., Noble Corporation, Range Resources Corporation, Spectra Energy Corporation (included from December 14, 2006 when it began trading), Transocean, Ltd. and The Travelers Companies, Inc.

Dividend Information

We have paid quarterly cash dividends on Loews common stock in each year since 1967. Regular dividends of $0.0625 per share of Loews common stock were paid in each calendar quarter of 2010 and 2009.

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters
and Issuer Purchases of Equity Securities

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides certain information as of December 31, 2010 with respect to our equity compensation plans under which our equity securities are authorized for issuance.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders (a)	6,104,501	$ 33.08	2,500,784
Equity compensation plans not approved by security holders (b)	N/A	N/A	N/A

(a) Reflects stock options and stock appreciation rights awarded under the Loews Corporation 2000 Stock Option Plan.
(b) We do not have equity compensation plans that have not been approved by our shareholders.

Approximate Number of Equity Security Holders

We have approximately 1,340 holders of record of our common stock.

Common Stock Repurchases

We repurchased our common stock in 2010 as follows:

Period	Total number of shares purchased	Average price paid per share
January 1, 2010 – March 31, 2010	5,387,600	$36.59
April 1, 2010 – June 30, 2010	1,490,500	37.51
July 1, 2010 – September 30, 2010	2,308,400	36.53
October 1, 2010 – December 31, 2010	1,777,700	38.25

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for us. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

There are inherent limitations to the effectiveness of any control system, however well designed, including the possibility of human error and the possible circumvention or overriding of controls. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Management must make judgments with respect to the relative cost and expected benefits of any specific control measure. The design of a control system also is based in part upon assumptions and judgments made by management about the likelihood of future events, and there can be no assurance that a control will be effective under all potential future conditions. As a result, even an effective system of internal control over financial reporting can provide no more than reasonable assurance with respect to the fair presentation of financial statements and the processes under which they were prepared.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework*. Based on this assessment, our management believes that, as of December 31, 2010, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report on the Company's internal control over financial reporting. The report of Deloitte & Touche LLP follows this Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Loews Corporation
New York, NY

We have audited the internal control over financial reporting of Loews Corporation and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2010 and our report dated February 23, 2011 expressed an unqualified opinion on those consolidated financial statements and financial statement schedules and included an explanatory paragraph regarding the change in methods of accounting for noncontrolling interests in consolidated financial statements, accounting for oil and gas reserves, and accounting for other-than-temporary impairments.

DELOITTE & TOUCHE LLP

New York, NY
February 23, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Loews Corporation
New York, NY

We have audited the accompanying consolidated balance sheets of Loews Corporation and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2010 listed in the Index at Item 8. Our audits also included the financial statement schedules listed in the Index at Item 15. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Loews Corporation and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 of the Notes to Consolidated Financial Statements, the Company changed its methods of accounting related to noncontrolling interests in consolidated financial statements, accounting for oil and gas reserves, and accounting for other-than-temporary impairments.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

New York, NY
February 23, 2011

Item 6. Selected Financial Data.

The following table presents selected financial data. The table should be read in conjunction with Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8. Financial Statements and Supplementary Data of this Form 10-K.

Year Ended December 31	2010	2009	2008	2007	2006
(In millions, except per share data)					
Results of Operations:					
Revenues	**$ 14,615**	$ 14,117	$ 13,247	$ 14,302	$ 13,844
Income before income tax	**$ 2,902**	$ 1,730	$ 587	$ 3,194	$ 3,096
Income from continuing operations	**$ 2,007**	$ 1,385	$ 580	$ 2,199	$ 2,172
Discontinued operations, net	**(20)**	(2)	4,713	901	818
Net income	**1,987**	1,383	5,293	3,100	2,990
Amounts attributable to noncontrolling interests	**(699)**	(819)	(763)	(612)	(503)
Net income attributable to Loews Corporation	**$ 1,288**	$ 564	$ 4,530	$ 2,488	$ 2,487
Income (loss) attributable to:					
Loews common stock:					
Income (loss) from continuing operations	**$ 1,307**	$ 566	$ (182)	$ 1,586	$ 1,672
Discontinued operations, net	**(19)**	(2)	4,501	369	399
Loews common stock	**1,288**	564	4,319	1,955	2,071
Former Carolina Group stock:					
Discontinued operations, net			211	533	416
Net income	**$ 1,288**	$ 564	$ 4,530	$ 2,488	$ 2,487
Diluted Net Income (Loss) Per Share:					
Loews common stock:					
Income (loss) from continuing operations	**$ 3.11**	$ 1.31	$ (0.38)	$ 2.96	$ 3.02
Discontinued operations, net	**(0.04)**	(0.01)	9.43	0.69	0.72
Net income	**$ 3.07**	$ 1.30	$ 9.05	$ 3.65	$ 3.74
Former Carolina Group stock:					
Discontinued operations, net	**$ -**	$ -	$ 1.95	$ 4.91	$ 4.46
Financial Position:					
Investments	**$ 48,907**	$ 46,034	$ 38,450	$ 46,669	$ 52,102
Total assets	**76,277**	74,070	69,870	76,128	76,898
Debt	**9,477**	9,485	8,258	7,258	5,540
Shareholders' equity	**18,450**	16,899	13,133	17,599	16,511
Cash dividends per share:					
Loews common stock	**0.25**	0.25	0.25	0.25	0.24
Former Carolina Group stock	**-**	-	0.91	1.82	1.82
Book value per share of Loews common stock	**44.51**	39.76	30.18	32.42	30.17
Shares outstanding:					
Loews common stock	**414.55**	425.07	435.09	529.68	544.20
Former Carolina Group stock	**-**	-	-	108.46	108.33

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's discussion and analysis of financial condition and results of operations is comprised of the following sections:

OVERVIEW

We are a holding company. Our subsidiaries are engaged in the following lines of business:

- commercial property and casualty insurance (CNA Financial Corporation ("CNA"), a 90% owned subsidiary);
- operation of offshore oil and gas drilling rigs (Diamond Offshore Drilling, Inc. ("Diamond Offshore"), a 50.4% owned subsidiary);
- exploration, production and marketing of natural gas, natural gas liquids and, to a lesser extent, oil (HighMount Exploration & Production LLC ("HighMount"), a wholly owned subsidiary);
- operation of interstate natural gas transmission pipeline systems (Boardwalk Pipeline Partners, LP ("Boardwalk Pipeline"), a 66% owned subsidiary); and
- operation of hotels (Loews Hotels Holding Corporation ("Loews Hotels"), a wholly owned subsidiary).

Unless the context otherwise requires, references in this Report to "the Company," "we," "our," "us" or like terms refer to the business of Loews Corporation excluding its subsidiaries.

The following discussion should be read in conjunction with Item 1A, Risk Factors, and Item 8, Financial Statements and Supplementary Data of this Form 10-K.

Consolidated Financial Results

Consolidated net income for the year ended December 31, 2010 was $1.3 billion, or $3.07 per share, compared to net income of $564 million, or $1.30 per share, in 2009. Net income for the fourth quarter of 2010 was $466 million, or $1.12 per share, compared to net income of $403 million, or $0.94 per share, in the 2009 fourth quarter.

Net income and earnings per share information attributable to Loews Corporation is summarized in the table below.

Year Ended December 31	**2010**	2009
(In millions, except per share data)		
Net income attributable to Loews Corporation:		
Income from continuing operations (a) (b)	$ **1,307**	$ 566
Discontinued operations, net (a)	**(19)**	(2)
Net income attributable to Loews Corporation	$ **1,288**	$ 564
Net income per share:		
Income from continuing operations	$ **3.11**	$ 1.31
Discontinued operations, net	**(0.04)**	(0.01)
Net income per share	$ **3.07**	$ 1.30

(a) *Includes losses of $309 million (after tax and noncontrolling interests) in continuing operations and $19 million (after tax and noncontrolling interests) in discontinued operations for the year ended December 31, 2010 related to CNA's Loss Portfolio Transfer transaction as discussed elsewhere in this MD&A.*

(b) *Includes a non-cash impairment charge of $660 million (after tax) for the year ended December 31, 2009 related to the carrying value of HighMount's natural gas and oil properties.*

Income from continuing operations in 2010 amounted to $1.3 billion as compared to $566 million in 2009. The results in 2010 included a charge of $309 million (after tax and noncontrolling interests) related to the Loss Portfolio Transfer agreement under which CNA ceded legacy asbestos and environmental pollution liabilities to National Indemnity Company ("NICO").

Results for 2009 included a non-cash impairment charge of $660 million (after tax) related to the carrying value of HighMount's natural gas and oil properties. This charge reflected declines in commodity prices. Results in 2010 also benefitted from significantly lower OTTI losses and increased favorable net prior year development at CNA. These improvements were partially offset by reduced results at Diamond Offshore reflecting reduced utilization and the continued impact of the drilling moratorium in the Gulf of Mexico.

Net investment gains amounted to $27 million (after tax and noncontrolling interests) in 2010 compared to net investment losses of $503 million in 2009. Net investment gains in 2010 were driven by improvements in capital markets and reflected OTTI losses at CNA of $136 million (after tax and noncontrolling interests). Net investment losses in 2009 reflected OTTI losses at CNA of $791 million, which were driven by reduced valuations for residential and commercial mortgage-backed securities as well as credit issues in the financial sector partially offset by a $217 million realized investment gain from the sale of CNA's common stock holdings in Verisk Analytics, Inc.

Book value per common share increased to $44.51 at December 31, 2010 as compared to $39.76 at December 31, 2009.

Parent Company Structure

We are a holding company and derive substantially all of our cash flow from our subsidiaries. We rely upon our invested cash balances and distributions from our subsidiaries to generate the funds necessary to meet our obligations and to declare and pay any dividends to our shareholders. The ability of our subsidiaries to pay dividends is subject to, among other things, the availability of sufficient earnings and funds in such subsidiaries, applicable state laws, including in the case of the insurance subsidiaries of CNA, laws and rules governing the payment of dividends by regulated insurance companies (see Note 14 of the Notes to Consolidated Financial Statements included under Item 8) and compliance with covenants in their respective loan agreements. Claims of creditors of our subsidiaries will generally have priority as to the assets of such subsidiaries over our claims and those of our creditors and shareholders.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires us to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and the related notes. Actual results could differ from those estimates.

The Consolidated Financial Statements and accompanying notes have been prepared in accordance with GAAP, applied on a consistent basis. We continually evaluate the accounting policies and estimates used to prepare the Consolidated Financial Statements. In general, our estimates are based on historical experience, evaluation of current trends, information from third party professionals and various other assumptions that we believe are reasonable under the known facts and circumstances.

We consider the accounting policies discussed below to be critical to an understanding of our Consolidated Financial Statements as their application places the most significant demands on our judgment. Due to the inherent uncertainties involved with this type of judgment, actual results could differ significantly from estimates and may have a material adverse impact on our results of operations and/or equity.

Insurance Reserves

Insurance reserves are established for both short and long-duration insurance contracts. Short-duration contracts are primarily related to property and casualty insurance policies where the reserving process is based on actuarial estimates of the amount of loss, including amounts for known and unknown claims. Long-duration contracts typically include traditional life insurance, payout annuities and long term care products and are estimated using actuarial estimates about mortality, morbidity and persistency as well as assumptions about expected investment returns. The reserve for unearned premiums on property and casualty and accident and health contracts represents the portion of premiums written related to the unexpired terms of coverage. The inherent risks associated with the reserving process are discussed in the Reserves – Estimates and Uncertainties section below.

Reinsurance and Other Receivables

An exposure exists with respect to the collectibility of property and casualty and life reinsurance ceded to the extent that any reinsurer is unable to meet its obligations or disputes the liabilities CNA has ceded under reinsurance agreements. An allowance for doubtful accounts on reinsurance receivables is recorded on the basis of periodic evaluations of balances due from reinsurers, reinsurer solvency, CNA's past experience and current economic conditions. Further information on CNA's reinsurance receivables are included in Note 17 of the Notes to Consolidated Financial Statements included under Item 8.

Additionally, an exposure exists with respect to amounts due from customers on other receivables. An allowance for doubtful accounts is recorded on the basis of periodic evaluations of balances due currently or in the future, management's experience and current economic conditions.

If actual experience differs from the estimates made by management in determining the allowances for doubtful accounts on reinsurance and other receivables, net receivables as reflected on our Consolidated Balance Sheets may not be collected. Therefore, our results of operations and/or equity could be materially adversely impacted.

Litigation

We and our subsidiaries are involved in various legal proceedings that have arisen during the ordinary course of business. We evaluate the facts and circumstances of each situation, and when management determines it necessary, a liability is estimated and recorded. Please read Note 19 of the Notes to Consolidated Financial Statements included under Item 8.

Valuation of Investments and Impairment of Securities

The Company classifies its fixed maturity securities and equity securities as either available-for-sale or trading which are both carried at fair value. The determination of fair value requires management to make a significant number of assumptions and judgments, particularly with respect to asset-backed securities. Due to the level of uncertainty related to changes in the fair value of these assets, it is possible that changes in the near term could have an adverse material impact on our results of operations and/or equity.

CNA's investment portfolio is subject to market declines below amortized cost that may be other-than-temporary and therefore result in the recognition of impairment losses in earnings. Factors considered in the determination of whether or not a decline is other-than-temporary include a current intention to sell the security or an indication that a credit loss exists. Significant judgment exists regarding the evaluation of the financial condition and expected near-term and long term prospects of the issuer, the relevant industry conditions and trends, and whether CNA expects to receive cash flows sufficient to recover the entire amortized cost basis of the security. CNA has an Impairment Committee which reviews the investment portfolio on at least a quarterly basis, with ongoing analysis as new information becomes available. Further information on CNA's process for evaluating impairments is included in Note 3 of the Notes to Consolidated Financial Statements included under Item 8.

Long Term Care Products and Payout Annuity Contracts

Reserves for CNA's long term care products and payout annuity contracts and deferred acquisition costs for CNA's long term care products are based on certain assumptions including morbidity, mortality, policy persistency and interest rates. The recoverability of deferred acquisition costs and the adequacy of the reserves are contingent on actual experience related to these key assumptions, which were generally established at time of issue, and other factors such as future health care cost trends. If actual experience differs from these assumptions, the deferred acquisition costs may not be fully realized and the reserves may not be adequate, requiring CNA to add to reserves, or take unfavorable development. Therefore, our results of operations and/or equity could be adversely impacted.

Pension and Postretirement Benefit Obligations

We are required to make a significant number of assumptions in order to estimate the liabilities and costs related to our pension and postretirement benefit obligations to employees under our benefit plans. The assumptions that have the most impact on pension costs are the discount rate, the expected return on plan assets and the rate of compensation increases. These assumptions are evaluated relative to current market factors such as inflation, interest rates and fiscal and monetary policies. Changes in these assumptions can have a material impact on pension obligations and pension expense.

In determining the discount rate assumption, we utilized current market information and liability information, including a discounted cash flow analysis of our pension and postretirement obligations. In particular, the basis for our discount rate selection was the yield on indices of highly rated fixed income debt securities with durations comparable to that of our plan liabilities. The yield curve was applied to expected future retirement plan payments to adjust the discount rate to reflect the cash flow characteristics of the plans. The yield curves and indices evaluated in the selection of the discount rate are comprised of high quality corporate bonds that are rated AA by an accepted rating agency.

Further information on our pension and postretirement benefit obligations is included in Note 16 of the Notes to Consolidated Financial Statements included under Item 8.

Valuation of HighMount's Proved Reserves

HighMount follows the full cost method of accounting for natural gas and oil exploration and production activities. Under the full cost method, all direct costs of property acquisition, exploration and development activities are capitalized and subsequently depleted using the units-of-production method. The depletable base of costs includes estimated future costs to be incurred in developing proved natural gas and natural gas liquids ("NGLs") reserves, as well as capitalized asset retirement costs, net of projected salvage values. Capitalized costs in the depletable base are subject to a ceiling test. The test limits capitalized amounts to a ceiling, the present value of estimated future net revenues to be derived from the production of proved natural gas and NGL reserves, using calculated average prices adjusted for any cash flow hedges in place. If net capitalized costs exceed the ceiling test at the end of any quarterly period, then a write-down of the assets must be recognized in that period. A write-down may not be reversed in future periods, even though higher natural gas and NGL prices may subsequently increase the ceiling. At March 31, 2009 and December 31, 2008, total capitalized costs exceeded the ceiling and HighMount recognized non-cash impairment charges of $1,036 million ($660 million after tax) and $691 million ($440 million after tax), related to the carrying value of natural gas and oil properties, as discussed further in Note 8 of the Notes to Consolidated Financial Statements included under Item 8. In addition, gains or losses on the sale or other disposition of natural gas and NGL properties are not recognized unless the gain or loss would significantly alter the relationship between capitalized costs and proved reserves.

HighMount's estimate of proved reserves requires a high degree of judgment and is dependent on factors such as historical data, engineering estimates of proved reserve quantities, estimates of the amount and timing of future expenditures to develop the proved reserves, and estimates of future production from the proved reserves. HighMount's estimated proved reserves are based upon studies for each of HighMount's properties prepared by HighMount staff engineers. Calculations were prepared using standard geological and engineering methods generally accepted by the petroleum industry and in accordance with SEC guidelines. Determination of proved reserves is based on, among other things, (i) a pricing mechanism for oil and gas reserves which uses an average 12-month price; (ii) a limitation on the classification of reserves as proved undeveloped to locations scheduled to be drilled within five years; and (iii) a 10.0% discount factor used in calculating discounted future net cash flows.

HighMount's December 31, 2010 ceiling test calculation was based on average 2010 prices of $4.38 per MMBtu for natural gas, $43.75 per Bbl for NGLs and $79.43 per Bbl for oil. Using these prices, total capitalized cost did not exceed the ceiling. Holding all factors constant, if the December 31, 2010 average prices were to decline by more than 15.0%, it is possible HighMount could experience a full cost ceiling test impairment.

Ryder Scott Company, L.P., an independent third party petroleum engineering consulting firm, has audited HighMount's reserve estimates in accordance with the "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information" promulgated by the Society of Petroleum Engineers. Given the volatility of natural gas and

NGL prices, it is possible that HighMount's estimate of discounted future net cash flows from proved natural gas and NGL reserves that is used to calculate the ceiling could materially change in the near term.

The process to estimate reserves is imprecise, and estimates are subject to revision. If there is a significant variance in any of HighMount's estimates or assumptions in the future and revisions to the value of HighMount's proved reserves are necessary, related depletion expense and the calculation of the ceiling test would be affected and recognition of natural gas and NGL property impairments could occur.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company uses a probability-weighted cash flow analysis to test property and equipment for impairment based on relevant market data. If an asset is determined to be impaired, a loss is recognized to reduce the carrying amount to the fair value of the asset. Management's cash flow assumptions are an inherent part of our asset impairment evaluation and the use of different assumptions could produce results that differ from the reported amounts.

Goodwill

Management must apply judgment in determining the estimated fair value of its reporting units' goodwill for purposes of performing impairment tests. Management uses all available information to make these fair value determinations, including the present values of expected future cash flows using discount rates commensurate with the risks involved in the assets and observed market multiples. Goodwill is required to be evaluated on an annual basis and whenever, in management's judgment, there is a significant change in circumstances that would be considered a triggering event.

Income Taxes

We account for taxes under the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial statement and tax return bases of assets and liabilities. Any resulting future tax benefits are recognized to the extent that realization of such benefits is more likely than not, and a valuation allowance is established for any portion of a deferred tax asset that management believes may not be realized. The assessment of the need for a valuation allowance requires management to make estimates and assumptions about future earnings, reversal of existing temporary differences and available tax planning strategies. If actual experience differs from these estimates and assumptions, the recorded deferred tax asset may not be fully realized resulting in an increase to income tax expense in our results of operations. In addition, the ability to record deferred tax assets in the future could be limited resulting in a higher effective tax rate in that future period.

The Company has not established deferred tax liabilities for certain of its foreign earnings as it intends to indefinitely reinvest those earnings to finance foreign activities. However, if these earnings become subject to U.S. federal tax, any required provision could have a material impact on our financial results.

RESULTS OF OPERATIONS BY BUSINESS SEGMENT

CNA Financial

Reserves – Estimates and Uncertainties

CNA maintains loss reserves to cover its estimated ultimate unpaid liability for claim and claim adjustment expenses, including the estimated cost of the claims adjudication process, for claims that have been reported but not yet settled (case reserves) and claims that have been incurred but not reported ("IBNR"). Claim and claim adjustment expense reserves are reflected as liabilities and are included on the Consolidated Balance Sheets under the heading "Insurance Reserves." Adjustments to prior year reserve estimates, if necessary, are reflected in results of operations in the period that the need for such adjustments is determined. The carried case and IBNR reserves as of each balance sheet date are provided in the Segment Results section of this MD&A and in Note 9 of the Notes to Consolidated Financial Statements included under Item 8.

The level of reserves CNA maintains represents its best estimate, as of a particular point in time, of what the ultimate settlement and administration of claims will cost based on CNA's assessment of facts and circumstances known at that time. Reserves are not an exact calculation of liability but instead are complex estimates that CNA derives, generally utilizing a variety of actuarial reserve estimation techniques, from numerous assumptions and expectations about future events, both internal and external, many of which are highly uncertain.

CNA is subject to the uncertain effects of emerging or potential claims and coverage issues that arise as industry practices and legal, judicial, social and other environmental conditions change. These issues have had, and may continue to have, a negative effect on CNA's business by either extending coverage beyond the original underwriting intent or by increasing the number or size of claims. Examples of emerging or potential claims and coverage issues include:

- the effects of recessionary economic conditions, which have resulted in an increase in the number and size of claims, due to corporate failures; these claims include both directors and officers ("D&O") and errors and omissions ("E&O") insurance claims;

- class action litigation relating to claims handling and other practices; and

- mass tort claims, including bodily injury claims related to welding rods, benzene, lead, noise induced hearing loss, injuries from various medical products including pharmaceuticals and various other chemical and radiation exposure claims.

The impact of these and other unforeseen emerging or potential claims and coverage issues is difficult to predict and could materially adversely affect the adequacy of CNA's claim and claim adjustment expense reserves and could lead to future reserve additions.

CNA's property and casualty insurance subsidiaries also have actual and potential exposures related to asbestos and environmental pollution ("A&EP") claims. CNA's experience has been that establishing reserves for casualty coverages relating to A&EP claims and claim adjustment expenses are subject to uncertainties that are greater than those presented by other claims. Additionally, traditional actuarial methods and techniques employed to estimate the ultimate cost of claims for more traditional property and casualty exposures are less precise in estimating claim and claim adjustment reserves for A&EP. As a result, estimating the ultimate cost of both reported and unreported A&EP claims is subject to a higher degree of variability.

To mitigate the risks posed by CNA's exposure to A&EP claims and claim adjustment expenses, as further discussed in Note 9 of the Notes to Consolidated Financial Statements included under Item 8, on August 31, 2010 CNA completed a transaction with NICO, a subsidiary of Berkshire Hathaway Inc., under which substantially all of CNA's legacy A&EP liabilities were ceded to NICO effective January 1, 2010.

Establishing Reserve Estimates

In developing claim and claim adjustment expense ("loss" or "losses") reserve estimates, CNA's actuaries perform detailed reserve analyses that are staggered throughout the year. The data is organized at a "product" level. A product can be a line of business covering a subset of insureds such as commercial automobile liability for small or middle market customers, it can encompass several lines of business provided to a specific set of customers such as dentists, or it can be a particular type of claim such as construction defect. Every product is analyzed at least once during the year, with the exception of certain run-off products which are analyzed on a periodic basis. The analyses generally review losses gross of ceded reinsurance and apply the ceded reinsurance terms to the gross estimates to establish estimates net of reinsurance. In addition to the detailed analyses, CNA reviews actual loss emergence for all products each quarter.

The detailed analyses use a variety of generally accepted actuarial methods and techniques to produce a number of estimates of ultimate loss. CNA's actuaries determine a point estimate of ultimate loss by reviewing the various estimates and assigning weight to each estimate given the characteristics of the product being reviewed. The reserve estimate is the difference between the estimated ultimate loss and the losses paid to date. The difference between the estimated ultimate loss and the case incurred loss (paid loss plus case reserve) is IBNR. IBNR calculated as such includes a provision for development on known cases (supplemental development) as well as a provision for claims that have occurred but have not yet been reported (pure IBNR).

Most of CNA's business can be characterized as long-tail. For long-tail business, it will generally be several years between the time the business is written and the time when all claims are settled. CNA's long-tail exposures include commercial automobile liability, workers' compensation, general liability, medical, professional liability, other professional liability coverages, assumed reinsurance run-off and products liability. Short-tail exposures include property, commercial automobile physical damage, marine and warranty. CNA Specialty and CNA Commercial contain both long-tail and short-tail exposures. Other Insurance contains long-tail exposures.

Various methods are used to project ultimate loss for both long-tail and short-tail exposures including, but not limited to, the following:

- paid development;
- incurred development;
- loss ratio;
- Bornhuetter-Ferguson using paid loss;
- Bornhuetter-Ferguson using incurred loss;
- frequency times severity; and
- stochastic modeling.

The paid development method estimates ultimate losses by reviewing paid loss patterns and applying them to accident years with further expected changes in paid loss. Selection of the paid loss pattern requires consideration of several factors including the impact of inflation on claims costs, the rate at which claims professionals make claim payments and close claims, the impact of judicial decisions, the impact of underwriting changes, the impact of large claim payments and other factors. Claim cost inflation itself requires evaluation of changes in the cost of repairing or replacing property, changes in the cost of medical care, changes in the cost of wage replacement, judicial decisions, legislative changes and other factors. Because this method assumes that losses are paid at a consistent rate, changes in any of these factors can impact the results. Since the method does not rely on case reserves, it is not directly influenced by changes in the adequacy of case reserves.

For many products, paid loss data for recent periods may be too immature or erratic for accurate predictions. This situation often exists for long-tail exposures. In addition, changes in the factors described above may result in inconsistent payment patterns. Finally, estimating the paid loss pattern subsequent to the most mature point available in the data analyzed often involves considerable uncertainty for long-tail products such as workers' compensation.

The incurred development method is similar to the paid development method, but it uses case incurred losses instead of paid losses. Since the method uses more data (case reserves in addition to paid losses) than the paid development method, the incurred development patterns may be less variable than paid patterns. However, selection of the incurred loss pattern requires analysis of all of the factors above. In addition, the inclusion of case reserves can lead to distortions if changes in case reserving practices have taken place, and the use of case incurred losses may not eliminate the issues associated with estimating the incurred loss pattern subsequent to the most mature point available.

The loss ratio method multiplies premiums by an expected loss ratio to produce ultimate loss estimates for each accident year. This method may be useful for immature accident periods or if loss development patterns are inconsistent, losses emerge very slowly, or there is relatively little loss history from which to estimate future losses. The selection of the expected loss ratio requires analysis of loss ratios from earlier accident years or pricing studies and analysis of inflationary trends, frequency trends, rate changes, underwriting changes, and other applicable factors.

The Bornhuetter-Ferguson method using paid loss is a combination of the paid development method and the loss ratio method. This method normally determines expected loss ratios similar to the approach used to estimate the expected loss ratio for the loss ratio method and requires analysis of the same factors described above. This method assumes that only future losses will develop at the expected loss ratio level. The percent of paid loss to ultimate loss implied from the paid development method is used to determine what percentage of ultimate loss is yet to be paid. The use of the pattern from the paid development method requires consideration of all factors listed in the description of the paid development method. The estimate of losses yet to be paid is added to current paid losses to estimate the ultimate loss for each year. This method will react very slowly if actual ultimate loss ratios are different from expectations due to changes not accounted for by the expected loss ratio calculation.

The Bornhuetter-Ferguson method using incurred loss is similar to the Bornhuetter-Ferguson method using paid loss except that it uses case incurred losses. The use of case incurred losses instead of paid losses can result in development patterns that are less variable than paid patterns. However, the inclusion of case reserves can lead to distortions if changes in case reserving have taken place, and the method requires analysis of all the factors that need to be reviewed for the loss ratio and incurred development methods.

The frequency times severity method multiplies a projected number of ultimate claims by an estimated ultimate average loss for each accident year to produce ultimate loss estimates. Since projections of the ultimate number of claims are often less variable than projections of ultimate loss, this method can provide more reliable results for products where loss development patterns are inconsistent or too variable to be relied on exclusively. In addition, this method can more directly account for changes in coverage that impact the number and size of claims. However, this method can be difficult to apply to situations where very large claims or a substantial number of unusual claims result in volatile average claim sizes. Projecting the ultimate number of claims requires analysis of several factors including the rate at which policyholders report claims to CNA, the impact of judicial decisions, the impact of underwriting changes and other factors. Estimating the ultimate average loss requires analysis of the impact of large losses and claim cost trends based on changes in the cost of repairing or replacing property, changes in the cost of medical care, changes in the cost of wage replacement, judicial decisions, legislative changes and other factors.

Stochastic modeling produces a range of possible outcomes based on varying assumptions related to the particular product being modeled. For some products, CNA uses models which rely on historical development patterns at an aggregate level, while other products are modeled using individual claim variability assumptions supplied by the claims department. In either case, multiple simulations are run and the results are analyzed to produce a range of potential outcomes. The results will typically include a mean and percentiles of the possible reserve distribution which aid in the selection of a point estimate.

For many exposures, especially those that can be considered long-tail, a particular accident year may not have a sufficient volume of paid losses to produce a statistically reliable estimate of ultimate losses. In such a case, CNA's actuaries typically assign more weight to the incurred development method than to the paid development method. As claims continue to settle and the volume of paid loss increases, the actuaries may assign additional weight to the paid development method. For most of CNA's products, even the incurred losses for accident years that are early in the claim settlement process will not be of sufficient volume to produce a reliable estimate of ultimate losses. In these cases, CNA will not assign any weight to the paid and incurred development methods. CNA will use loss ratio, Bornhuetter-Ferguson and frequency times severity methods. For short-tail exposures, the paid and incurred development methods can often be relied on sooner primarily because CNA's history includes a sufficient number of years to cover the entire period over which paid and incurred losses are expected to change. However, CNA may also use the loss ratio, Bornhuetter-Ferguson and frequency times severity methods for short-tail exposures.

For other more complex products where the above methods may not produce reliable indications, CNA uses additional methods tailored to the characteristics of the specific situation.

Periodic Reserve Reviews

The reserve analyses performed by CNA's actuaries result in point estimates. Each quarter, the results of the detailed reserve reviews are summarized and discussed with CNA's senior management to determine the best estimate of reserves. This group considers many factors in making this decision. The factors include, but are not limited to, the historical pattern and volatility of the actuarial indications, the sensitivity of the actuarial indications to changes in paid and incurred loss patterns, the consistency of claims handling processes, the consistency of case reserving practices, changes in CNA's pricing and underwriting, pricing and underwriting trends in the insurance market, and legal, judicial, social and economic trends.

CNA's recorded reserves reflect its best estimate as of a particular point in time based upon known facts, consideration of the factors cited above, and its judgment. The carried reserve may differ from the actuarial point estimate as the result of CNA's consideration of the factors noted above as well as the potential volatility of the projections associated with the specific product being analyzed and other factors impacting claims costs that may not be quantifiable through traditional actuarial analysis. This process results in management's best estimate which is then recorded as the loss reserve.

Currently, CNA's recorded reserves are modestly higher than the actuarial point estimate. For both CNA Commercial and CNA Specialty, the difference between CNA's reserves and the actuarial point estimate is primarily driven by uncertainty with respect to immature accident years, claim cost inflation, changes in claims handling, tort reform roll-backs which may adversely impact claim costs, and the effects from the economy. For Other Insurance, the difference between CNA's reserves and the actuarial point estimate is primarily driven by the potential tail volatility of run-off exposures.

The key assumptions fundamental to the reserving process are often different for various products and accident years. Some of these assumptions are explicit assumptions that are required of a particular method, but most of the assumptions are implicit and cannot be precisely quantified. An example of an explicit assumption is the pattern employed in the paid development method. However, the assumed pattern is itself based on several implicit assumptions such as the impact of inflation on medical costs and the rate at which claim professionals close claims. As a result, the effect on reserve estimates of a particular change in assumptions usually cannot be specifically quantified, and changes in these assumptions cannot be tracked over time.

CNA's recorded reserves are management's best estimate. In order to provide an indication of the variability associated with CNA's net reserves, the following discussion provides a sensitivity analysis that shows the approximate estimated impact of variations in significant factors affecting CNA's reserve estimates for particular types of business. These significant factors are the ones that CNA believes could most likely materially impact the reserves. This discussion covers the major types of business for which CNA believes a material deviation to its reserves is reasonably possible. There can be no assurance that actual experience will be consistent with the current assumptions or with the variation indicated by the discussion. In addition, there can be no assurance that other factors and assumptions will not have a material impact on CNA's reserves.

Within CNA Specialty, CNA believes a material deviation to its net reserves is reasonably possible for professional liability and related business. This business includes professional liability coverages provided to various professional firms, including architects, real estate agents, small and mid-sized accounting firms, law firms and technology firms. This business also includes D&O, employment practices, fiduciary and fidelity coverages as well as insurance products serving the healthcare delivery system. The most significant factor affecting reserve estimates for this business is claim severity. Claim severity is driven by the cost of medical care, the cost of wage replacement, legal fees, judicial decisions, legislative changes and other factors. Underwriting and claim handling decisions such as the classes of business written and individual claim settlement decisions can also impact claim severity. If the estimated claim severity increases by 9.0%, CNA estimates that the net reserves would increase by approximately $450 million. If the estimated claim severity decreases by 3.0%, CNA estimates that net reserves would decrease by approximately $150 million. CNA's net reserves for this business were approximately $5.0 billion at December 31, 2010.

Within CNA Commercial, the two types of business for which CNA believes a material deviation to its net reserves is reasonably possible are workers' compensation and general liability.

For CNA Commercial workers' compensation, since many years will pass from the time the business is written until all claim payments have been made, claim cost inflation on claim payments is the most significant factor affecting workers' compensation reserve estimates. Workers' compensation claim cost inflation is driven by the cost of medical care, the cost of wage replacement, expected claimant lifetimes, judicial decisions, legislative changes and other factors. If estimated workers' compensation claim cost inflation increases by 100 basis points for the entire period over which claim payments will be made, CNA estimates that its net reserves would increase by approximately $450 million. If estimated workers' compensation claim cost inflation decreases by 100 basis points for the entire period over which claim payments will be made, CNA estimates that its net reserves would decrease by approximately $450 million. CNA's net reserves for CNA Commercial workers' compensation were approximately $5.0 billion at December 31, 2010.

For CNA Commercial general liability, the most significant factor affecting reserve estimates is claim severity. Claim severity is driven by changes in the cost of repairing or replacing property, the cost of medical care, the cost of wage replacement, judicial decisions, legislation and other factors. If the estimated claim severity for general liability increases by 6.0%, CNA estimates that its net reserves would increase by approximately $200 million. If the estimated claim severity for general liability decreases by 3.0%, CNA estimates that its net reserves would decrease by approximately $100 million. Net reserves for CNA Commercial general liability were approximately $3.3 billion at December 31, 2010.

Given the factors described above, it is not possible to quantify precisely the ultimate exposure represented by claims and related litigation. As a result, CNA regularly reviews the adequacy of its reserves and reassesses its reserve estimates as historical loss experience develops, additional claims are reported and settled and additional information becomes available in subsequent periods.

In light of the many uncertainties associated with establishing the estimates and making the assumptions necessary to establish reserve levels, CNA reviews its reserve estimates on a regular basis and makes adjustments in the period that the need for such adjustments is determined. These reviews have resulted in CNA's identification of information and trends that have caused CNA to change its reserves in prior periods and could lead to the identification of a need for additional material increases or decreases in claim and claim adjustment expense reserves, which could materially affect our results of operations and equity and CNA's business, insurer financial strength and corporate debt ratings positively or negatively. See the Ratings section of this MD&A for further information regarding CNA's financial strength and corporate debt ratings.

Agreement to Cede Asbestos and Environmental Pollution ("A&EP") Liabilities to NICO

As further discussed in Note 9 of the Notes to Consolidated Financial Statements included under Item 8, on August 31, 2010, CNA completed a transaction with NICO, a subsidiary of Berkshire Hathaway Inc., under which substantially all of CNA's legacy A&EP liabilities were ceded to NICO ("Loss Portfolio Transfer"), subject to an aggregate limit of $4.0 billion. We recognized a net loss of $328 million (after tax and noncontrolling interests) in the third quarter of 2010, of which $309 million related to our continuing operations. Since a portion of the liabilities ceded related to discontinued operations, we also recognized a net loss for discontinued operations of $19 million (after tax and noncontrolling interests).

The net loss of $328 million related primarily to the risk margin necessary to secure the $4.0 billion of reinsurance protection on such a volatile component of CNA's reserves. However, CNA believes the benefits to it are compelling. The benefits include:

- improves CNA's earnings outlook and financial stability by significantly mitigating A&EP reserve risk going forward;
- effectively eliminates credit risk on $1.2 billion of third party A&EP reinsurance recoverables effective January 1, 2010; and
- eliminates an area of uncertainty from the perspective of rating agencies.

Results of Operations

The following table summarizes the results of operations for CNA for the years ended December 31, 2010, 2009 and 2008 as presented in Note 23 of the Notes to Consolidated Financial Statements included under Item 8.

Year Ended December 31 (In millions)	2010	2009	2008
Revenues:			
Insurance premiums	$ 6,515	$ 6,721	$ 7,151
Net investment income	2,316	2,320	1,619
Investment gains (losses)	86	(857)	(1,297)
Other	291	288	326
Total	9,208	8,472	7,799
Expenses:			
Insurance claims and policyholders' benefits	4,985	5,290	5,723
Amortization of deferred acquisition costs	1,387	1,417	1,467
Other operating expenses	1,558	1,086	1,025
Interest	157	128	134
Total	8,087	7,921	8,349
Income (loss) before income tax	1,121	551	(550)
Income tax (expense) benefit	(336)	(61)	306
Income (loss) from continuing operations	785	490	(244)
Discontinued operations, net	(20)	(2)	10
Net income (loss)	765	488	(234)
Amounts attributable to noncontrolling interests	(129)	(91)	(25)
Net income (loss) attributable to Loews Corporation	$ 636	$ 397	$ (259)

2010 Compared with 2009

Net income increased $239 million in 2010 as compared with 2009. This improvement was driven by significantly improved net investment results of $943 million ($551 million after tax and noncontrolling interests), partially offset by the loss associated with the Loss Portfolio Transfer. See the Investments section of this MD&A for further discussion of net realized investment results and net investment income. Favorable net prior year development of $594 million and $208 million was recorded for 2010 and 2009. Further information on net prior year development for the year ended December 31, 2010 and 2009 is included in Note 9 of the Notes to Consolidated Financial Statements included under Item 8. Net earned premiums decreased $206 million in 2010 as compared with 2009, driven by a $176 million decrease in CNA Commercial and an $18 million decrease in CNA Specialty. See the CNA Segment Results section of this MD&A for further discussion. Net loss from discontinued operations increased $18 million in 2010 as compared to 2009, due to the loss associated with the Loss Portfolio Transfer.

In 2010, CNA commenced a program to significantly transform its Information Technology ("IT") organization and delivery model. CNA anticipates that the total costs for this program will be approximately $38 million, of which $36 million was incurred through December 31, 2010. When the results of this program are fully operational, CNA anticipates significant annual savings relative to its current annual level of IT spending. A significant portion of the annual savings is anticipated to be achieved in 2011 with full annual savings in 2012. Some or all of these estimated savings may be invested in IT or other enhancements necessary to support CNA's business strategies.

2009 Compared with 2008

Net results increased $656 million in 2009 as compared with 2008. This increase was driven by improved net investment income of $701 million, mainly due to limited partnership income, and improved net investment results of $440 million. See the Investments section of this MD&A for further discussion of net realized investment results and net investment income. Favorable net prior year development of $208 million and $80 million was recorded for 2009 and 2008. In 2008, the amount due from policyholders related to losses under deductible policies within CNA Commercial

Lines was reduced by $90 million for insolvent insureds. This reduction was reflected as unfavorable net prior year reserve development in 2008, and had no effect on 2008 results of operations as CNA had recognized provisions in prior years. Further information on net prior year development for the year ended December 31, 2009 and 2008 is included in Note 9 of the Notes to Consolidated Financial Statements included under Item 8. Net earned premiums decreased $430 million in 2009 as compared with 2008, driven by a $355 million decrease in CNA Commercial and a $58 million decrease related to CNA Specialty. See the CNA Segment Results section of this MD&A for further discussion.

Segment Results

CNA revised its reporting segments in the fourth quarter of 2010 for certain mass tort claims to reflect the manner in which it is currently organized for purposes of making operating decisions and assessing performance, as further discussed in Note 22 of the Notes to Consolidated Financial Statements included under Item 8.

CNA's core property and casualty commercial insurance operations are reported in two business segments: CNA Specialty and CNA Commercial. CNA Specialty provides a broad array of professional, financial and specialty property and casualty products and services, primarily through insurance brokers and managing general underwriters. CNA Commercial includes property and casualty coverages sold to small businesses and middle market entities and organizations primarily through an independent agency distribution system. CNA Commercial also includes commercial insurance and risk management products sold to large corporations primarily through insurance brokers.

CNA's non-core operations are managed in two segments: Life & Group Non-Core and Other Insurance. Life & Group Non-Core primarily includes the results of the life and group lines of business that are in run-off. Other Insurance primarily includes certain corporate expenses, including interest on corporate debt, and the results of certain property and casualty business primarily in run-off, including CNA Re and A&EP. Intrasegment eliminations are also included in this segment.

CNA utilizes the net operating income financial measure to monitor its operations. Net operating income is calculated by excluding from net income the after tax effects of (i) net realized investment gains or losses, (ii) income or loss from discontinued operations and (iii) any cumulative effects of changes in accounting guidance. In evaluating the results of the CNA Specialty and CNA Commercial segments, CNA utilizes the loss ratio, the expense ratio, the dividend ratio, and the combined ratio. These ratios are calculated using GAAP financial results. The loss ratio is the percentage of net incurred claim and claim adjustment expenses to net earned premiums. The expense ratio is the percentage of insurance underwriting and acquisition expenses, including the amortization of deferred acquisition costs, to net earned premiums. The dividend ratio is the ratio of policyholders' dividends incurred to net earned premiums. The combined ratio is the sum of the loss, expense and dividend ratios.

Changes in estimates of claim and allocated claim adjustment expense reserves and premium accruals, net of reinsurance, for prior years are defined as net prior year development within this MD&A. These changes can be favorable or unfavorable. Net prior year development does not include the impact of related acquisition expenses. Further information on CNA's reserves is provided in Note 9 of the Notes to Consolidated Financial Statements included under Item 8.

The following discusses the results of continuing operations for CNA's operating segments.

CNA Specialty

The following table summarizes the results of operations for CNA Specialty:

Year Ended December 31	**2010**	2009	2008
(In millions, except %)			
Net written premiums	**$ 2,691**	$ 2,684	$ 2,719
Net earned premiums	**2,679**	2,697	2,755
Net investment income	**591**	526	354
Net operating income	**563**	532	372
Net realized investment gains (losses)	**18**	(110)	(150)
Net income	**581**	422	222
Ratios:			
Loss and loss adjustment expense	**54.0%**	56.9%	61.7%
Expense	**30.5**	29.3	27.3
Dividend	**0.5**	0.3	0.5
Combined	**85.0%**	86.5%	89.5%

2010 Compared with 2009

Net written premiums for CNA Specialty increased $7 million in 2010 as compared with 2009. Net written premiums increased in CNA's professional management and liability lines of business. This increase was partially offset by continued decreased insured exposures and lower rates in CNA's architects & engineers and CNA HealthPro lines of business due to current economic and competitive market conditions. These conditions may continue to put ongoing pressure on premium and income levels and the expense ratio. Net earned premiums decreased $18 million as compared with the same period in 2009, due to the impact of decreased net written premiums in prior quarters.

CNA Specialty's average rate decreased 2.0% for 2010 and 2009 for policies that renewed in each period. Retention rates of 86.0% and 84.0% were achieved for those policies that were available for renewal in each period.

Net income improved $159 million in 2010 as compared with 2009. This increase was due to improved net realized investment results and improved net operating income. See the Investments section of this MD&A for further discussion of net investment income and net realized investment results.

Net operating income improved $31 million in 2010 as compared with 2009, primarily due to increased favorable net prior year development and improved net investment income, partially offset by decreased current accident year underwriting results.

The combined ratio improved 1.5 points in 2010 as compared with 2009. The loss ratio improved 2.9 points primarily due to increased favorable net prior year development, partially offset by the impact of a higher current accident year loss ratio. The expense ratio increased 1.2 points primarily related to higher underwriting expenses and higher commission rates. Underwriting expenses were unfavorably impacted by higher employee-related costs and IT Transformation costs. See the Consolidated Operations section of this MD&A for further discussion of IT Transformation costs.

Favorable net prior year development of $344 million was recorded in 2010, compared to $224 million in 2009. Further information on CNA Specialty net prior year development for 2010 and 2009 is included in Note 9 of the Notes to Consolidated Financial Statements included under Item 8.

The following table summarizes the gross and net carried reserves for CNA Specialty:

December 31 **(In millions)**	**2010**	2009
Gross Case Reserves	**$ 2,341**	$ 2,208
Gross IBNR Reserves	**4,452**	4,714
Total Gross Carried Claim and Claim Adjustment Expense Reserves	**$ 6,793**	$ 6,922
Net Case Reserves	**$ 1,992**	$ 1,781
Net IBNR Reserves	**3,926**	4,085
Total Net Carried Claim and Claim Adjustment Expense Reserves	**$ 5,918**	$ 5,866

2009 Compared with 2008

Net written premiums for CNA Specialty decreased $35 million in 2009 as compared with 2008. The decrease in net written premiums was driven by CNA's architects & engineers and surety bond lines of business, as economic conditions led to decreased insured exposures. Net written premiums were also unfavorably impacted by foreign exchange. Net earned premiums decreased $58 million as compared with the same period in 2008, consistent with the trend of lower net written premiums.

CNA Specialty's average rate decreased 2.0% for 2009 as compared to a decrease of 4.0% for 2008 for policies that renewed in each period. Retention rates of 84.0% and 85.0% were achieved for those policies that were available for renewal in each period.

Net income improved $200 million in 2009 as compared with 2008. This increase was due to improved net operating income and lower net realized investment losses. See the Investments section of this MD&A for further discussion of net investment income and net realized investment results.

Net operating income improved $160 million in 2009 as compared with 2008, primarily due to higher net investment income and increased favorable net prior year development.

The combined ratio improved 3.0 points in 2009 as compared with 2008. The loss ratio improved 4.8 points primarily due to increased favorable net prior year development. The expense ratio increased 2.0 points in 2009 as compared with 2008, primarily due to higher underwriting expenses and the lower net earned premium base. Underwriting expenses increased primarily due to higher employee-related costs.

Favorable net prior year development of $224 million was recorded in 2009 compared to $106 million in 2008. Further information on CNA Specialty net prior year development for 2009 and 2008 is included in Note 9 of the Notes to Consolidated Financial Statements included under Item 8.

CNA Commercial

The following table summarizes the results of operations for CNA Commercial:

Year Ended December 31 **(In millions, except %)**	**2010**	2009	2008
Net written premiums	**$ 3,208**	$ 3,448	$ 3,770
Net earned premiums	**3,256**	3,432	3,787
Net investment income	**873**	935	612
Net operating income	**459**	445	263
Net realized investment losses	**(14)**	(212)	(306)
Net income (loss)	**445**	233	(43)
Ratios:			
Loss and loss adjustment expense	**66.8%**	70.5%	73.1%
Expense	**35.7**	35.2	31.2
Dividend	**0.4**	0.3	
Combined	**102.9%**	106.0%	104.3%

2010 Compared with 2009

Net written premiums for CNA Commercial decreased $240 million in 2010 as compared with 2009. Premiums written were unfavorably impacted by decreased insured exposures and decreased new business as a result of competitive market conditions. Current economic conditions have led to decreased insured exposures, such as in the construction industry due to smaller payrolls and reduced project volume. These conditions may continue to put ongoing pressure on premium and income levels and the expense ratio. Net earned premiums decreased $176 million in 2010 as compared with 2009, consistent with the trend of lower net written premiums.

CNA Commercial's average rate increased 1.0% for 2010, as compared to flat rates for 2009 for the policies that renewed during those periods. Retention rates of 79.0% and 81.0% were achieved for those policies that were available for renewal in each period.

Net income improved $212 million in 2010 as compared with 2009. This improvement was primarily due to improved net realized investment results. See the Investments section of this MD&A for further discussion of net investment income and net realized investment results.

Net operating income improved $14 million in 2010 as compared with 2009. This increase was primarily due to increased favorable net prior year development, partially offset by lower net investment income and higher catastrophe losses.

The combined ratio improved 3.1 points in 2010 as compared with 2009. The loss ratio improved 3.7 points, primarily due to increased favorable net prior year development, partially offset by the impact of higher catastrophe losses. Catastrophe losses were $113 million, or 3.5 points of the loss ratio, for 2010, as compared to $82 million, or 2.4 points of the loss ratio, for 2009.

The expense ratio increased 0.5 points in 2010 as compared with 2009, primarily due to the unfavorable impact of the lower net earned premium base. Underwriting expenses include the unfavorable impact of the IT Transformation costs. See the Consolidated Operations section of this MD&A for further discussion of IT Transformation costs.

Favorable net prior year development of $256 million was recorded in 2010, compared to favorable net prior year development of $143 million in 2009. Further information on CNA Commercial net prior year development for 2010 and 2009 is included in Note 9 of the Notes to Consolidated Financial Statements included under Item 8.

The following table summarizes the gross and net carried reserves for CNA Commercial:

December 31 (In millions)	2010	2009
Gross Case Reserves	$ 6,390	$ 6,555
Gross IBNR Reserves	6,132	6,688
Total Gross Carried Claim and Claim Adjustment Expense Reserves	$ 12,522	$ 13,243
Net Case Reserves	$ 5,349	$ 5,306
Net IBNR Reserves	5,292	5,691
Total Net Carried Claim and Claim Adjustment Expense Reserves	$ 10,641	$ 10,997

2009 Compared with 2008

Net written premiums for CNA Commercial decreased $322 million in 2009 as compared with 2008. Written premiums declined in most lines primarily due to general economic conditions. Economic conditions led to decreased insured exposures, such as in small businesses and in the construction industry due to smaller payrolls and reduced project volume. Net earned premiums decreased $355 million in 2009 as compared with 2008, consistent with the trend of lower net written premiums. Premiums were also impacted by unfavorable premium development recorded in 2009 and unfavorable foreign exchange.

CNA Commercial's average rate was flat for 2009, as compared to a decrease of 4.0% for 2008 for the policies that renewed during those periods. Retention rates of 81.0% were achieved for those policies that were available for renewal in each period.

Net results improved $276 million in 2009 as compared with 2008. This improvement was due to increased net operating income and decreased net realized investment losses. See the Investments section of this MD&A for further discussion of net investment income and net realized investment results.

Net operating income improved $182 million in 2009 compared with 2008. This improvement was primarily driven by higher net investment income and lower catastrophe losses. Partially offsetting these favorable items was an unfavorable change in current accident year underwriting results excluding catastrophes.

The combined ratio increased 1.7 points in 2009 as compared with 2008. The loss ratio improved 2.6 points primarily due to decreased catastrophe losses, partially offset by the impact of higher current accident year non-catastrophe loss ratios and decreased favorable net prior year development. Catastrophe losses were $82 million, or 2.4 points of the loss ratio, for 2009 as compared to $343 million, or 9.0 points of the loss ratio, for 2008. The current accident year loss ratio, excluding catastrophe losses, was unfavorably impacted by loss experience in several lines of business, including workers' compensation and renewable energy, as well as several significant property losses.

The expense ratio increased 4.0 points in 2009 as compared with 2008, primarily related to higher underwriting expenses, unfavorable changes in estimates for insurance-related assessments and the lower net earned premium base. Underwriting expenses increased primarily due to higher employee-related costs.

In 2008, the amount due from policyholders related to losses under deductible policies within CNA Commercial Lines was reduced by $90 million for insolvent insureds. The reduction of this amount, which was reflected as unfavorable net prior year reserve development in 2008, had no effect on 2008 results of operations as CNA had previously recognized provisions in prior years. These impacts were reported in Insurance claims and policyholders' benefits in the 2008 Consolidated Statements of Income.

Favorable net prior year development of $143 million was recorded in 2009, compared to favorable net prior year development of $97 million in 2008. Excluding the impact of the $90 million of unfavorable net prior year reserve development discussed above, which had no net impact on the 2008 results of operations, favorable net prior year development was $187 million. Further information on CNA Commercial net prior year development for 2009 and 2008 is included in Note 9 of the Notes to Consolidated Financial Statements included under Item 8.

Life & Group Non-Core

The following table summarizes the results of operations for Life & Group Non-Core:

Year Ended December 31	**2010**	2009	2008
(In millions)			
Net earned premiums	**$ 582**	$ 595	$ 612
Net investment income	**715**	664	484
Net operating loss	**(79)**	(14)	(97)
Net realized investment gains (losses)	**30**	(138)	(212)
Net loss	**(49)**	(152)	(309)

2010 Compared with 2009

Net earned premiums for Life & Group Non-Core decreased $13 million in 2010 as compared with 2009. Net earned premiums relate primarily to the individual and group long term care businesses.

Net loss decreased $103 million in 2010 as compared with 2009. This improvement was primarily due to improved net realized investment results. See the Investments section of this MD&A for further discussion of net realized investment results. In addition, 2009 results included the unfavorable impact of a $25 million (after tax and noncontrolling interests) legal accrual as discussed further below. The accrual was subsequently decreased in 2010, resulting in a favorable impact of $11 million (after tax and noncontrolling interests). Favorable reserve development arising from a commutation of an assumed reinsurance agreement in 2010 also contributed to the improvement.

These favorable impacts were partially offset by a $55 million gain (after tax and noncontrolling interests) recognized in 2009, net of reinsurance, arising from a settlement reached with Willis Limited that resolved litigation related to the placement of personal accident reinsurance.

The favorable impacts were also partially offset by an increase to payout annuity benefit reserves resulting from unlocking assumptions due to loss recognition, unfavorable results in CNA's long term care business and less favorable performance on CNA's pension deposit business.

Certain of the separate account investment contracts related to CNA's pension deposit business guarantee principal and an annual minimum rate of interest, for which CNA recorded an additional pretax liability of $68 million in Policyholders' funds during 2008 due to declines in the fair value of the investments supporting this business at that time. During 2009, CNA decreased this pretax liability by $42 million, and during 2010, CNA decreased the pretax liability by $24 million, based on increases in the fair value of these investments during those periods.

2009 Compared with 2008

Net earned premiums for Life & Group Non-Core decreased $17 million in 2009 as compared with 2008.

Net loss decreased $157 million in 2009 as compared with 2008. This improvement was primarily due to improved net realized investment results, and favorable performance on CNA's remaining pension deposit business and a settlement reached with Willis Limited both as discussed above.

These favorable impacts were partially offset by unfavorable results in CNA's long term care business and a $25 million (after tax and noncontrolling interests) legal accrual recorded in the second quarter of 2009 related to a previously held limited partnership investment. The limited partnership investment supported the indexed group annuity portion of CNA's pension deposit business.

Net investment income for the year ended December 31, 2008 included trading portfolio losses of $146 million, which were substantially offset by a corresponding decrease in the policyholders' funds reserves supported by the trading portfolio. This trading portfolio supported the indexed group annuity portion of CNA's pension deposit business. During

2008, CNA settled these liabilities with policyholders with no material impact to results of operations. That business had a net loss of $20 million for the year ended December 31, 2008.

Other Insurance

The following table summarizes the results of operations for the Other Insurance segment, including A&EP and intrasegment eliminations:

Year Ended December 31 (In millions)	2010	2009	2008
Net investment income	$ 137	$ 195	$ 169
Net operating loss	(334)	(59)	(50)
Net realized investment gains (losses)	12	(45)	(88)
Net loss	(322)	(104)	(138)

2010 Compared with 2009

Net loss increased $218 million in 2010 as compared with 2009, driven by the loss of $328 million (after tax and noncontrolling interests) as a result of the Loss Portfolio Transfer, as previously discussed in this MD&A. Net results were also impacted by lower net investment income and higher interest expense. Partially offsetting these unfavorable items were decreased unfavorable net prior year development and improved net realized investment results. See the Investments section of this MD&A for further discussion of net investment income and net realized investment results.

Unfavorable net prior year development of $6 million was recorded in 2010, and unfavorable net prior year development of $159 million was recorded in 2009 which included $79 million for asbestos exposures and $76 million for environmental pollution exposures. Further information on Other Insurance net prior year development for 2009 is included in Note 9 of the Notes to Consolidated Financial Statements included under Item 8.

The following table summarizes the gross and net carried reserves for the Other Insurance segment:

December 31 (In millions)	2010	2009
Gross Case Reserves	$ 1,430	$ 1,503
Gross IBNR Reserves	2,012	2,265
Total Gross Carried Claim and Claim Adjustment Expense Reserves	$ 3,442	$ 3,768
Net Case Reserves	$ 461	$ 935
Net IBNR Reserves	257	1,404
Total Net Carried Claim and Claim Adjustment Expense Reserves	$ 718	$ 2,339

2009 Compared with 2008

Net loss decreased $34 million in 2009 as compared with 2008, primarily due to improved net realized investment results and higher net investment income. Partially offsetting these favorable items was increased unfavorable net prior year development primarily related to A&EP.

Unfavorable net prior year development of $159 million was recorded in 2009, compared to unfavorable net prior year development of $123 million in 2008. Further information on Other Insurance net prior year development for 2009 and 2008 is included in Note 9 of the Notes to Consolidated Financial Statements included under Item 8.

Diamond Offshore

The two most significant variables affecting Diamond Offshore's revenues are dayrates for rigs and rig utilization rates, each of which is a function of rig supply and demand in the marketplace. Demand for drilling services is dependent upon the level of expenditures set by oil and gas companies for offshore exploration and development, as well as a variety of political, regulatory and economic factors. The availability of rigs in a particular geographical region also affects both dayrates and utilization rates. These factors are not within Diamond Offshore's control and are difficult to predict.

Demand affects the number of days Diamond Offshore's fleet is utilized and the dayrates earned. As utilization rates increase, dayrates tend to increase as well, reflecting the lower supply of available rigs. Conversely, as utilization rates decrease, dayrates tend to decrease as well, reflecting the excess supply of rigs. When a rig is idle, no dayrate is earned and revenues will decrease as a result. Revenues can also be affected as a result of the acquisition or disposal of rigs, required surveys and shipyard upgrades. In order to improve utilization or realize higher dayrates, Diamond Offshore may mobilize its rigs from one market to another. However, during periods of mobilization, revenues may be adversely affected. As a response to changes in demand, Diamond Offshore may withdraw a rig from the market by stacking it or may reactivate a rig stacked previously, which may decrease or increase revenues.

Diamond Offshore's operating income is primarily affected by revenue factors, but is also a function of varying levels of operating expenses. Diamond Offshore's operating expenses represent all direct and indirect costs associated with the operation and maintenance of its drilling equipment. The principal components of Diamond Offshore's operating costs are, among other things, direct and indirect costs of labor and benefits, repairs and maintenance, freight, regulatory inspections, boat and helicopter rentals and insurance. Labor and repair and maintenance costs represent the most significant components of Diamond Offshore's operating expenses. In general, labor costs increase primarily due to higher salary levels, rig staffing requirements and costs associated with labor regulations in the geographic regions in which Diamond Offshore's rigs operate. Costs to repair and maintain Diamond Offshore's equipment fluctuate depending upon the type of activity the drilling rig is performing, as well as the age and condition of the equipment and the regions in which Diamond Offshore's rigs are working.

Operating expenses generally are not affected by changes in dayrates, and short term reductions in utilization do not necessarily result in lower operating expenses. For instance, if a rig is to be idle for a short period of time, few decreases in operating expenses may actually occur since the rig is typically maintained in a prepared or "ready-stacked" state with a full crew. In addition, when a rig is idle, Diamond Offshore is responsible for certain operating expenses such as rig fuel and supply boat costs, which are typically costs of the operator when a rig is under contract. However, if the rig is to be idle for an extended period of time, Diamond Offshore may reduce the size of a rig's crew and take steps to "cold stack" the rig, which lowers expenses and partially offsets the impact on operating income.

Operating income is negatively impacted when Diamond Offshore performs certain regulatory inspections, which it refers to as a 5-year survey, or special survey, that are due every five years for each of Diamond Offshore's rigs. Operating revenue decreases because these special surveys are performed during scheduled downtime in a shipyard. Operating expenses increase as a result of these special surveys due to the cost to mobilize the rigs to a shipyard, inspection costs incurred and repair and maintenance costs. Repair and maintenance activities may result from the survey or may have been previously planned to take place during this mandatory downtime. The number of rigs undergoing a 5-year survey will vary from year to year, as well as from quarter to quarter. During 2011, seven of Diamond Offshore's rigs will require 5-year surveys, and it expects that they will be out of service for approximately 455 days in the aggregate.

In addition, operating income may be negatively impacted by intermediate surveys, which are performed at interim periods between 5-year surveys. Intermediate surveys are generally less extensive in duration and scope than a 5-year survey. Although an intermediate survey may require some downtime for the drilling rig, it normally does not require dry-docking or shipyard time, except for rigs located in the U.K. and Norwegian sectors of the North Sea. Diamond Offshore expects to spend approximately 290 days during 2011 for intermediate surveys, the mobilization of rigs, contract acceptance testing and extended maintenance projects.

Diamond Offshore is self-insured for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico ("GOM"). If a named windstorm in the GOM causes significant damage to Diamond Offshore's rigs or equipment, it could have a material adverse effect on our financial position, results of operations and cash flows. Under

Diamond Offshore's insurance policy that expires on May 1, 2011, it carries physical damage insurance for certain losses other than those caused by named windstorms in the GOM for which its deductible for physical damage is $25 million per occurrence. Diamond Offshore does not typically retain loss-of-hire insurance policies to cover its rigs.

In addition, under Diamond Offshore's insurance policy that expires on May 1, 2011, Diamond Offshore carries marine liability insurance covering certain legal liabilities, including coverage for certain personal injury claims, with no exclusions for pollution and/or environmental risk. Diamond Offshore believes that the policy limit for its marine liability insurance is within the range that is customary for companies of its size in the offshore drilling industry and is appropriate for its business. Diamond Offshore's deductibles for marine liability coverage, including for personal injury claims, are $10 million for the first occurrence and vary in amounts ranging between $5 million and, if aggregate claims exceed certain thresholds, up to $100 million for each subsequent occurrence, depending on the nature, severity and frequency of claims which might arise during the policy year, which under the current policy commences on May 1 of each year. On April 20, 2010, the Macondo well (operated by BP plc and drilled by Transocean Ltd) in the GOM experienced a blowout and immediately began flowing oil into the GOM ("the Macondo incident"). Efforts to permanently plug and abandon the well and contain the spill were successfully completed in September 2010. As a result of the Macondo incident, insurance costs across the industry are expected to increase, and in the future certain insurance coverage is likely to become more costly, and may become less available or not available at all.

Recent Developments

On October 12, 2010, the U.S. government lifted the ban on certain drilling activities in the GOM. All drilling in the GOM is now subject to compliance with enhanced safety requirements set forth in Notices to Lessees ("NTL") 2010-N05 and 2010-N06, both of which were implemented during the drilling ban. Additionally, all drilling in the GOM is required to comply with the Interim Final Rule to Enhance Safety Measures for Energy Development on the Outer Continental Shelf ("Drilling Safety Rule") and the Workplace Safety Rule on Safety and Environmental Management Systems, which have become final, as well as NTL 2010-N10 (known as the Compliance and Review NTL). Diamond Offshore continues to evaluate these new measures to ensure that its rigs and equipment are in full compliance, where applicable. Additional requirements could be forthcoming based on further recommendations by regulatory agencies investigating the Macondo incident. Diamond Offshore is not able to predict the likelihood, nature or extent of additional rulemaking. Nor is Diamond Offshore able to predict when the Bureau of Ocean Energy Management, Regulation and Enforcement ("BOEMRE") will issue drilling permits to Diamond Offshore's customers. Diamond Offshore is not able to predict the future impact of these events on its operations. Even with the drilling ban lifted, certain deepwater drilling activities remain suspended until the BOEMRE resumes its regular permitting of those activities.

It has been reported that the industry currently has 36 floating rigs in the GOM that have been impacted by the moratorium and that five floating rigs have left the GOM since the imposition of the moratorium, two of which rigs were Diamond Offshore's. As of the date of this Report, Diamond Offshore has two semisubmersible rigs under contract in the GOM, in addition to the *Ocean Monarch*, whose contract the operator has sought to terminate as discussed below, as well as two jack-up rigs, one of which is under contract. Given the continuing uncertainty with respect to drilling activity in the GOM, Diamond Offshore's customers may seek to move additional rigs to locations outside of the GOM or perform activities which are allowed under the enhanced safety requirements. In June of 2010, one of Diamond Offshore's customers asserted force majeure as a basis for its termination of the drilling contract for the *Ocean Monarch*, which had a remaining term of approximately 36 months. The operator has also filed suit against Diamond Offshore in U.S. District Court in Houston seeking a declaratory judgment that its termination of the drilling contract is warranted under the contract. Diamond Offshore does not believe the events cited by the operator come within the definition of force majeure under the drilling contract, and Diamond Offshore does not believe that the operator has the right to terminate the drilling contract on this basis. Although Diamond Offshore cannot predict with certainty the results of any such litigation, and there can be no assurance as to its ultimate outcome, it intends to vigorously defend this litigation and challenge the operator's attempt to terminate the drilling contract.

Diamond Offshore is continuing to actively seek international opportunities to keep its rigs employed. However, Diamond Offshore can provide no assurance that it will be successful in its efforts to employ its remaining impacted rigs in the GOM in the near term. In addition, given the ongoing uncertainty in the GOM with respect to drilling activity and other industry factors, Diamond Offshore has cold stacked two intermediate semisubmersible rigs and four jack-up rigs in the GOM.

While dayrates Diamond Offshore receives for new contracts are no longer at the peak levels achieved at the height of the most recent up-cycle, improving oil prices, which had climbed to approximately $90 per barrel by the end of 2010, appear to be supporting demand for Diamond Offshore's equipment. As a result, dayrates for Diamond Offshore's international floater rigs appear to have stabilized, though demand for its services has not risen sufficiently to provide significant pricing power on new contracts. Additionally, the continuing regulatory uncertainty in the GOM could cause Diamond Offshore or others to move additional rigs out of the GOM to international locations. If Diamond Offshore, or others, move a large number of additional rigs out of the GOM to international locations, the increased supply of available rigs entering the international market, coupled with un-contracted new-build rigs scheduled for delivery between now and the end of 2011, could create downward pressure on dayrates unless demand improves sufficiently to absorb the new supply.

Diamond Offshore currently has one high specification floater and two jack-up rigs contracted offshore Egypt with an aggregate net book value of $270 million, or approximately 6.0% of Diamond Offshore's total operating assets at December 31, 2010. Although these rigs have continued to work throughout the recent political unrest in Egypt, there have been, and in the future there may be other, disruptions to the support networks within Egypt, including the banking institutions. At February 1, 2011, Diamond Offshore's contract drilling backlog related to its drilling operations offshore Egypt was approximately $60 million, or 2.2% of its total contract backlog, for 2011. Diamond Offshore's customers may attempt to assert force majeure under the agreements under which these rigs are operating. As of the date of this Report, Diamond Offshore has not received any force majeure assertions with respect to its Egyptian operations.

Since September 30, 2010 through the date of this Report, Diamond Offshore has entered into 17 new drilling contracts totaling approximately $457 million in backlog and ranging in duration from one well to one year. As of February 1, 2011, Diamond Offshore's contract backlog was approximately $6.6 billion, of which its contracts in the GOM (excluding amounts related to the contract for the *Ocean Monarch* discussed above) represented approximately $141 million, or 2.1%, of Diamond Offshore's total contract backlog.

Contract Drilling Backlog

The following table reflects Diamond Offshore's contract drilling backlog as of February 1, 2011, October 18, 2010 (the date reported in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010) and February 1, 2010 (the date reported in our Annual Report on Form 10-K for the year ended December 31, 2009). Contract drilling backlog is calculated by multiplying the contracted operating dayrate by the firm contract period and adding one-half of any potential rig performance bonuses. Diamond Offshore's calculation also assumes full utilization of its drilling equipment for the contract period (excluding scheduled shipyard and survey days); however, the amount of actual revenue earned and the actual periods during which revenues are earned will be different than the amounts and periods shown in the tables below due to various factors. Utilization rates, which generally approach 95.0% – 98.0% during contracted periods, can be adversely impacted by downtime due to various operating factors including, but not limited to, weather conditions and unscheduled repairs and maintenance. Contract drilling backlog excludes revenues for mobilization, demobilization, contract preparation and customer reimbursables. No revenue is generally earned during periods of downtime for regulatory surveys. Changes in Diamond Offshore's contract drilling backlog between periods are a function of the performance of work on term contracts, as well as the extension or modification of existing term contracts and the execution of additional contracts.

(In millions)	February 1, 2011	October 18, 2010 (d)	February 1, 2010 (d)
High specification floaters (a)	$ 3,838	$ 4,371	$ 4,177
Intermediate semisubmersible rigs (b)	2,700	3,009	4,030
Jack-ups (c)	107	122	249
Total	$ 6,645	$ 7,502	$ 8,456

(a) Contract drilling backlog as of February 1, 2011 for Diamond Offshore's high specification floaters includes (i) $3.0 billion attributable to contracted operations offshore Brazil for the years 2011 to 2016, and (ii) $100 million attributable to contracted operations in the GOM during 2011.
(b) Contract drilling backlog as of February 1, 2011 for Diamond Offshore's intermediate semisubmersible rigs includes (i) $2.1 billion attributable to contracted operations offshore Brazil for the years 2011 to 2015, and (ii) $36 million attributable to contracted operations in the GOM during 2011.
(c) Contract drilling backlog as of February 1, 2011 for Diamond Offshore's jack-ups includes (i) $49 million attributable to contracted operations offshore Brazil for the years 2011 and 2012, and (ii) $5 million attributable to contracted operations in the GOM during 2011.
(d) Contract drilling backlog as of October 18, 2010 and February 1, 2010 includes $394 million and $424 million attributable to the *Ocean Monarch* pursuant to a contract that the operator has sought to terminate.

The following table reflects the amount of Diamond Offshore's contract drilling backlog by year as of February 1, 2011.

Year Ended December 31	Total	2011	2012	2013	2014 - 2016
(In millions)					
High specification floaters (a)	$ 3,838	$ 1,470	$ 1,034	$ 615	$ 719
Intermediate semisubmersible rigs (b)	2,700	1,145	811	429	315
Jack-ups (c)	107	103	4		
Total	$ 6,645	$ 2,718	$ 1,849	$ 1,044	$ 1,034

(a) Contract drilling backlog as of February 1, 2011 for Diamond Offshore's high specification floaters includes (i) $851 million, $790 million and $615 million for the years 2011 to 2013, and $719 million in the aggregate for the years 2014 to 2016 attributable to contracted operations offshore Brazil, and (ii) $100 million for 2011 attributable to contracted operations in the GOM.
(b) Contract drilling backlog as of February 1, 2011 for Diamond Offshore's intermediate semisubmersible rigs includes (i) $762 million, $683 million and $372 million for the years 2011 to 2013, and $315 million in the aggregate for the years 2014 to 2016 attributable to contracted operations offshore Brazil, and (ii) $36 million for 2011 attributable to contracted operations in the GOM.
(c) Contract drilling backlog as of February 1, 2011 for Diamond Offshore's jack-ups includes (i) $45 million and $4 million for years 2011 and 2012 attributable to contracted operations offshore Brazil, and (ii) $5 million for 2011 attributable to contracted operations in the GOM.

The following table reflects the percentage of rig days committed by year as of February 1, 2011. The percentage of rig days committed is calculated as the ratio of total days committed under contracts, as well as scheduled shipyard, survey and mobilization days for all rigs in Diamond Offshore's fleet, to total available days (number of rigs multiplied by the number of days in a particular year). Total available days have been calculated based on the expected final commissioning date for the *Ocean Valor*.

Year Ended December 31	2011 (a)	2012 (a)	2013	2014 - 2016
High specification floaters	83.0%	60.0%	33.0%	13.0%
Intermediate semisubmersible rigs	66.0%	44.0%	22.0%	5.0%
Jack-ups	24.0%	1.0%		

(a) Includes approximately 770 and 420 scheduled shipyard, survey and mobilization days for 2011 and 2012.

Dayrate and Utilization Statistics

Year Ended December 31	2010	2009	2008
Revenue earning days (a)			
High specification floaters	**3,562**	3,599	3,550
Intermediate semisubmursible rigs	**5,453**	5,926	5,792
Jack-ups	**3,028**	3,382	4,642
Utilization (b)			
High specification floaters	**70.7%**	78.7%	88.2%
Intermediate semisubmursible rigs	**78.6%**	85.4%	83.3%
Jack-ups	**60.8%**	66.2%	90.3%
Average daily revenue (c)			
High specification floaters	**$ 374,600**	$ 380,500	$ 372,100
Intermediate semisubmursible rigs	**276,700**	283,700	276,400
Jack-ups	**87,700**	129,900	110,000

(a) A revenue earning day is defined as a 24-hour period during which a rig earns a dayrate after commencement of operations and excludes mobilization, demobilization and contract preparation days.
(b) Utilization is calculated as the ratio of total revenue earnings days divided by the total calendar days in the period for all rigs in Diamond Offshore's fleet (including cold stacked rigs).
(c) Average daily revenue is defined as contract drilling revenue (excluding revenue for mobilization, demobilization and contract preparation) per revenue earning day.

Results of Operations

The following table summarizes the results of operations for Diamond Offshore for the years ended December 31, 2010, 2009 and 2008 as presented in Note 23 of the Notes to Consolidated Financial Statements included under Item 8:

Year Ended December 31 (In millions)	2010	2009	2008
Revenues:			
Contract drilling revenues	**$ 3,230**	$ 3,537	$ 3,476
Net investment income	**3**	4	12
Investment gains		1	1
Other	**128**	112	(2)
Total	**3,361**	3,654	3,487
Expenses:			
Contract drilling expenses	**1,391**	1,224	1,185
Other operating expenses	**546**	515	448
Interest	**91**	50	10
Total	**2,028**	1,789	1,643
Income before income tax	**1,333**	1,865	1,844
Income tax expense	**(413)**	(540)	(582)
Net income	**920**	1,325	1,262
Amounts attributable to noncontrolling interests	**(474)**	(682)	(650)
Net income attributable to Loews Corporation	**$ 446**	$ 643	$ 612

2010 Compared with 2009

Revenues decreased $293 million, or 8.0%, and net income decreased $197 million or 30.6%, in 2010, as compared to 2009. During 2010, Diamond Offshore's operating results were negatively impacted by a decline in average daily revenue earned by its rigs in 2010 from the levels attained in 2009. While Diamond Offshore's contracted revenue backlog partially mitigated the impact of the weakened market conditions, total contract drilling revenue decreased $307 million compared to 2009. In 2010, Diamond Offshore cold stacked three additional rigs in the GOM, consisting of two intermediate semisubmersible rigs and one jack-up rig. However, the two newest additions to Diamond Offshore's floater fleet, the *Ocean Courage* and *Ocean Valor*, began operating under contract during the first and fourth quarters of 2010 and contributed $109 million to revenue. Additionally, Diamond Offshore recognized a gain of $33 million in connection with the sale of the *Ocean Shield* in July 2010.

Revenues from high specification floaters increased $34 million in 2010 as compared to 2009, primarily due to increased dayrates of $59 million, increased amortized mobilization costs of $41 million and a $31 million contract termination fee received in relation to the *Ocean Endeavor*. These amounts were partially offset by a $97 million decrease in utilization, which decreased from 78.7% in 2009 to 70.7% in 2010.

Revenues from intermediate semisubmersible rigs decreased $152 million in 2010 as compared to 2009, primarily due to decreased utilization of $151 million, which decreased from 85.4% in 2009 to 78.6% in 2010. Intermediate semisubmersible rigs experienced 473 less revenue earning days in 2010 compared to 2009, combined with lower average daily revenue. In 2010, Diamond Offshore cold stacked the *Ocean Voyager* and *Ocean New Era*.

Revenues from jack-up rigs decreased $189 million in 2010 as compared to 2009, primarily due to decreased dayrates of $123 million and decreased utilization of $51 million. Jack-up rigs experienced 354 less revenue earning days in 2010 compared to 2009, combined with lower average daily revenue. In 2010, Diamond Offshore cold stacked the *Ocean Spartan*.

Net income decreased in 2010 as compared to 2009, primarily due to the changes in revenues as noted above and an increase in Contract drilling expense. Contract drilling expense increased $167 million and included normal operating costs for the *Ocean Courage* and *Ocean Valor*, as well as increased amortized mobilization costs and increased other operating costs associated with rigs operating internationally rather than domestically. Other operating expenses include an increase in depreciation of $47 million in 2010 due to a higher depreciable asset base, including depreciation on the *Ocean Courage* and *Ocean Valor*, which were placed in service in September 2009 and March 2010, but did not begin drilling operations until 2010. Interest expense increased $41 million due to a full year of interest expense in 2010 for Diamond Offshore's issuance of 5.9% senior notes in May of 2009, and the issuance of 5.7% senior notes in October of 2009.

Diamond Offshore's effective tax rate increased in 2010 as compared with 2009. The higher effective tax rate is a result of differences in the mix between its domestic and international pretax earnings or losses, as well as the mix of international tax jurisdictions in which Diamond Offshore operates. Also contributing to the higher effective tax rate in the current period were taxes associated with the sale of the *Ocean Shield*.

2009 Compared with 2008

Revenues increased $167 million, or 4.8%, and net income increased $31 million or 5.1%, in 2009, as compared to 2008. During 2009, Diamond Offshore's contracted revenue backlog substantially mitigated the impact of the global economic recession on its industry. However, Diamond Offshore's operating results also reflect the negative impact of ready stacking the *Ocean Star, Ocean Victory, Ocean Guardian* and *Ocean Scepter* for extended periods and the cold stacking of three mat-supported jack-up rigs in the GOM. In addition, the international jack-up market, which had been strong throughout the majority of 2008, also reflected softening demand and reduced dayrates during 2009.

Revenues from high specification floaters increased $59 million in 2009 as compared to 2008, primarily due to increased dayrates of $60 million. High specification floaters experienced 49 more revenue earning days in 2009 as compared to 2008, combined with an increase in average daily revenue.

Revenues from intermediate semisubmersible rigs increased $69 million in 2009 as compared to 2008. This increase was primarily due to increased dayrates of $60 million and utilization of $20 million, offset by lower amortized mobilization costs. Intermediate semisubmersible rigs experienced 134 more revenue earning days in 2009 as compared to 2008, combined with an increase in average daily revenue.

Revenues from jack-up rigs decreased $68 million in 2009 as compared to 2008. This decrease was primarily due to decreased utilization of $80 million, which decreased from 90.3% in 2008 to 66.2% in 2009, partially offset by increased dayrates of $9 million in 2009.

Net income increased in 2009 as compared to 2008, primarily due to the changes in revenues as noted above. Operating costs are inclusive of normal operating costs for the upgraded *Ocean Monarch* and Diamond Offshore's new jack-up rigs, *Ocean Shield* and *Ocean Scepter,* as well as contract preparation, partially offset by lower operating costs resulting from the decline in utilization and overall lower survey and related costs compared to the prior period. Other operating expenses include an increase in depreciation of $59 million during 2009 due to a higher depreciable asset base. Interest expense increased $40 million due to the additional expense related to the issuance of 5.9% senior notes in May of 2009, the issuance of 5.7% senior notes in October of 2009 and the reduction of capitalized interest resulting from completion of construction projects.

HighMount

We use the following terms throughout this discussion of HighMount's results of operations, with "equivalent" volumes computed with oil and NGL quantities converted to Mcf, on an energy equivalent ratio of one barrel to six Mcf:

Bbl	- Barrel (of oil or NGLs)
Bcf	- Billion cubic feet (of natural gas)
Bcfe	- Billion cubic feet of natural gas equivalent
Mbbl	- Thousand barrels (of oil or NGLs)
Mcf	- Thousand cubic feet (of natural gas)
Mcfe	- Thousand cubic feet of natural gas equivalent
MMBtu	- Million British thermal units

HighMount's revenues, profitability and future growth depend substantially on natural gas and NGL prices and HighMount's ability to increase its natural gas and NGL production. In recent years, there has been significant price volatility in natural gas and NGL prices due to a variety of factors HighMount cannot control or predict. These factors, which include weather conditions, political and economic events, and competition from other energy sources, impact supply and demand for natural gas, which determines the pricing. In addition, the price HighMount realizes for its gas production is affected by HighMount's hedging activities as well as locational differences in market prices. The level of natural gas production is dependent upon HighMount's ability to realize attractive returns on its capital investment program. Returns are affected by commodity prices, capital and operating costs.

HighMount's operating expenses consist primarily of production expenses, production and ad valorem taxes, as well as depreciation, depletion and amortization ("DD&A") expenses. Production expenses represent costs incurred to operate and maintain wells, related equipment and facilities and transportation costs. Production and ad valorem taxes increase or decrease primarily when prices of natural gas and NGLs increase or decrease, but they are also affected by changes in production, as well as appreciated property values. HighMount calculates depletion using the units-of-production method, which depletes the capitalized costs and future development costs associated with evaluated properties based on the ratio of production volumes for the current period to total remaining reserve volumes for the evaluated properties. HighMount's depletion expense is affected by its capital spending program and projected future development costs, as well as reserve changes resulting from drilling programs, well performance and revisions due to changing commodity prices.

Sale of Assets

On April 30, 2010, HighMount completed the sale of substantially all exploration and production assets located in the Antrim Shale in Michigan to a subsidiary of Linn Energy, LLC for approximately $330 million, subject to adjustment, and on May 28, 2010, HighMount completed the sale of substantially all exploration and production assets located in the Black Warrior Basin in Alabama to a subsidiary of Walter Energy for approximately $210 million, subject to adjustment. The Michigan and Alabama properties represented approximately 17.0% in aggregate of HighMount's total proved reserves as of December 31, 2009. These sales did not have a material impact on the Consolidated Statements of Income. Substantially all of HighMount's remaining natural gas exploration and production operations are located in the Permian Basin in Texas.

Production and Sales Statistics

Presented below are production and sales statistics related to HighMount's operations for the years ended December 31, 2010, 2009 and 2008:

Year Ended December 31	2010	2009	2008
Gas production (Bcf)	**57.4**	77.0	78.9
Gas sales (Bcf)	**53.6**	70.8	72.5
Oil production/sales (Mbbls)	**253.9**	363.0	351.3
NGL production/sales (Mbbls)	**3,008.9**	3,315.9	3,507.4
Equivalent production (Bcfe)	**77.0**	99.0	102.0
Equivalent sales (Bcfe)	**73.2**	92.9	95.7
Average realized prices without hedging results:			
Gas (per Mcf)	**$ 4.30**	$ 3.72	$ 8.25
NGL (per Bbl)	**40.96**	30.07	51.26
Oil (per Bbl)	**73.80**	55.37	95.26
Equivalent (per Mcfe)	**5.09**	4.13	8.48
Average realized prices with hedging results:			
Gas (per Mcf)	**$ 6.03**	$ 6.94	$ 7.71
NGL (per Bbl)	**34.84**	30.98	47.73
Oil (per Bbl)	**73.80**	55.37	95.26
Equivalent (per Mcfe)	**6.10**	6.61	7.94
Average cost per Mcfe:			
Production expenses	**$ 1.12**	$ 1.10	$ 1.04
Production and ad valorem taxes	**0.37**	0.36	0.70
General and administrative expenses	**0.62**	0.58	0.69
Depletion expense	**0.93**	0.98	1.58

Results of Operations

The following table summarizes the results of operations for HighMount for the years ended December 31, 2010, 2009 and 2008 as presented in Note 23 of the Notes to Consolidated Financial Statements included in Item 8.

Year Ended December 31 (In millions)	2010	2009	2008
Revenues:			
Other revenue, primarily operating	**$ 455**	$ 620	$ 770
Investment losses	**(30)**		
Total	**425**	620	770
Expenses:			
Impairment of natural gas and oil properties		1,036	691
Impairment of goodwill			482
Operating	**258**	343	411
Interest	**61**	80	76
Total	**319**	1,459	1,660
Income (loss) before income tax	**106**	(839)	(890)
Income tax (expense) benefit	**(48)**	302	315
Net income (loss) attributable to Loews Corporation	**$ 58**	$ (537)	$ (575)

2010 Compared with 2009

Since 2008, natural gas prices have declined significantly. Consequently, HighMount has reduced its drilling program in 2009 and 2010, which negatively impacted HighMount's 2010 production volumes and revenues. HighMount's operating revenues decreased by $165 million to $455 million in 2010, compared to $620 million in 2009. Operating revenues decreased by $88 million due to the sale of HighMount's assets in Michigan and Alabama. Permian Basin operating revenues decreased by $77 million on sales volumes of 66.5 Bcfe in 2010 compared to 74.6 Bcfe in 2009. Average prices realized per Mcfe for Permian Basin sales were $6.02 in 2010 compared to $6.42 in 2009. The decrease in Permian Basin sales volume is primarily due to the reduction in HighMount's drilling activity in 2009 and 2010.

HighMount had hedges in place as of December 31, 2010 that covered approximately 75.1% and 37.4% of HighMount's total estimated 2011 and 2012 natural gas equivalent production at a weighted average price of $6.35 and $5.65 per Mcfe.

As a result of the Michigan and Alabama asset sales, a portion of the expected underlying transactions related to HighMount's interest rate and commodity hedging activities were no longer probable of occurring and hedge accounting was discontinued. This resulted in a pretax loss of $30 million for the year ended December 31, 2010.

In the first quarter of 2009, HighMount recorded a non-cash ceiling test impairment charge of $1,036 million ($660 million after tax) related to the carrying value of its natural gas and oil properties. The write-down was the result of declines in commodity prices. Had the effects of HighMount's cash flow hedges not been considered in calculating the ceiling limitation, the impairment would have been $1,230 million ($784 million after tax). No such impairment was required during 2010.

Operating expenses decreased by $85 million to $258 million in 2010, compared to $343 million in 2009. The decline reflects a $39 million decrease related to the sale of HighMount's assets in Michigan and Alabama, partially offset by an $11 million adjustment to property impairment recorded in 2009. During 2009, HighMount incurred non-recurring operating expenses of $32 million related to fees for early termination rights on drilling rig contracts and a tubular inventory impairment charge. In addition, operating expenses in Permian decreased $25 million due to lower DD&A expenses, lower production and ad valorem taxes and cost cutting efforts in 2010.

DD&A expenses declined to $92 million in 2010, compared to $119 million in 2009, reflecting a $16 million decrease due to the sale of HighMount's assets in Michigan and Alabama and an $11 million reduction in HighMount's depletion rate in 2010, primarily due to the impairment of natural gas and oil properties recorded in 2009.

2009 Compared with 2008

HighMount's operating revenues decreased by $150 million to $620 million in 2009, compared to $770 million for 2008. This decrease was primarily due to lower commodity prices which decreased revenues by $123 million. HighMount sales volumes were 92.9 Bcfe in 2009 compared to 95.7 Bcfe during 2008. This decrease reflects the reduction in HighMount's drilling activity beginning in late 2008 and production curtailments during the third and fourth quarters of 2009, partially offset by the expiration of the Volumetric Production Payment ("VPP") agreements in 2009. These VPP agreements obligated HighMount to deliver specified quantities of natural gas. Natural gas sales and production costs related to the VPP agreements were not recognized in HighMount's results.

HighMount had hedges in place as of December 31, 2009 that covered approximately 64.0% and 35.0% of HighMount's total estimated 2010 and 2011 natural gas equivalent production at a weighted average price of $6.43 and $6.49 per Mcfe.

As discussed above, in the first quarter of 2009 and at December 31, 2008, HighMount recorded a non-cash ceiling test impairment charges of $1,036 million ($660 million after tax) and $691 million ($440 million after tax), related to the carrying value of its natural gas and oil properties.

Operating expenses decreased by $68 million to $343 million in 2009, compared to $411 million in 2008. The decrease in operating expenses reflects a $58 million decrease in DD&A expenses, $34 million decrease in production and ad valorem taxes and a $19 million decrease due to cost cutting efforts. The decrease in operating expenses was partly offset by non-recurring operating expenses of $32 million related to fees for early termination rights on drilling rig contracts and a tubular inventory impairment charge, as well as $11 million in additional costs recognized as a result of the expiration of the VPP agreements in February of 2009.

DD&A expenses declined to $119 million in 2009 from $177 million in 2008, primarily due to a reduction in HighMount's depletion rate. HighMount's depletion rate decreased primarily due to impairments of natural gas and oil properties recorded in December of 2008 and March of 2009, as well as lower projected future development costs.

Boardwalk Pipeline

Boardwalk Pipeline derives revenues primarily from the interstate transportation and storage of natural gas for third parties. Transportation services consist of firm transportation, whereby the customer pays a capacity reservation charge to reserve pipeline capacity at certain receipt and delivery points along pipeline systems, plus a commodity and fuel charge on the volume of natural gas actually transported, and interruptible transportation, whereby the customer pays to transport gas only when capacity is available and used. Boardwalk Pipeline offers firm storage services in which the customer reserves and pays for a specific amount of storage capacity, including injection and withdrawal rights, and interruptible storage and parking and lending ("PAL") services where the customer receives and pays for capacity only when it is available and used. Some PAL agreements are paid for at inception of the service and revenues for these agreements are recognized as service is provided over the term of the agreement.

Boardwalk Pipeline's ability to market available interstate transportation and storage capacity is impacted by demand for natural gas, competition from other pipelines, natural gas price volatility, basis spreads, economic conditions and other factors. Boardwalk Pipeline competes with numerous interstate and intrastate pipelines, including several pipeline projects which have recently been placed in service or are in the process of being developed. Additionally, significant new sources of natural gas have recently been identified throughout the U.S., including the Marcellus Shale in Pennsylvania, New York, West Virginia and Ohio, which is closer to key end-user market areas than Boardwalk Pipeline's supply sources. These new sources of natural gas have created changes in pricing dynamics between supply basins, pooling points and market areas. As a result of the increase in overall pipeline capacity and the new sources of supply, in 2009 the basis spreads on Boardwalk Pipeline's pipeline systems began to narrow. This trend continued into 2010, although in the latter part of 2010 these basis spreads improved.

Under current market conditions, marketing Boardwalk Pipeline's available capacity and renewing expiring contracts has become more difficult. Boardwalk Pipeline's ability to renew some of its expiring contracts at attractive rates and the revenues from interruptible and short term firm transportation services, have been negatively impacted by these market conditions. Capacity that Boardwalk Pipeline has available on a short term basis has decreased as long term capacity commitments on the recently completed pipeline expansion projects have increased in accordance with the contracts supporting those projects. However, some of Boardwalk Pipeline's capacity will continue to be available for sale on a short term firm or interruptible basis and each year a portion of Boardwalk Pipeline's existing contracts expire. The revenues Boardwalk Pipeline will be able to earn from that available capacity and from renewals of expiring contracts will be heavily dependent upon basis spreads. It is not possible to accurately predict future basis spreads.

Boardwalk Pipeline is not in the business of buying and selling natural gas other than for system management purposes, but changes in the level of natural gas prices may impact the volumes of gas transported on Boardwalk Pipeline's pipeline systems. High natural gas prices may result in a reduction in the demand for natural gas. A reduced level of demand for natural gas could reduce the utilization of capacity on Boardwalk Pipeline's systems, reduce the demand for its services and result in the non-renewal of contracted capacity as contracts expire.

The majority of Boardwalk Pipeline's revenues are derived from capacity reservation charges that are not impacted by the volume of natural gas transported, however smaller portions of Boardwalk Pipeline's revenues are derived from charges based on actual volumes transported under firm and interruptible services. For example, in 2010 approximately 22.0% of Boardwalk Pipeline's revenues were derived from charges based on actual volumes transported. Boardwalk Pipeline cannot predict the level of future natural gas prices.

Spreads in natural gas prices between time periods, such as winter to summer, impact Boardwalk Pipeline's PAL and interruptible storage revenues. These price spreads were unfavorable in 2010 as compared to 2009 resulting in a reduction of PAL and interruptible storage revenues for the 2010 period. Boardwalk Pipeline cannot predict future time period spreads or basis differentials.

Recently Completed Pipeline Projects

An abundance of recent natural gas supply discoveries in the Bossier Sands, Barnett Shale, Haynesville Shale, Fayetteville Shale and Caney Woodford Shale producing regions has formed the basis for the recent expansion of Boardwalk Pipeline's pipeline systems. In 2008 and 2009, Boardwalk Pipeline placed in service the East Texas Pipeline, Southeast Project, Gulf Crossing Pipeline and the Fayetteville and Greenville Laterals ("pipeline expansion projects"), which collectively consist of approximately 1,000 miles of 42-inch and 36-inch pipeline and related compression facilities. In 2010, Boardwalk Pipeline placed in service the remaining compression facilities associated with the Gulf Crossing Pipeline and the Fayetteville and Greenville Laterals which increased the peak-day delivery capacities of those projects. With the exception of post-construction activities such as right-of-way restoration, the pipeline expansion projects are essentially complete and operating at their design capacity.

Results of Operations

The following table summarizes the results of operations for Boardwalk Pipeline for the years ended December 31, 2010, 2009 and 2008 as presented in Note 23 of the Notes to Consolidated Financial Statements included under Item 8:

Year Ended December 31	**2010**	2009	2008
(In millions)			
Revenues:			
Other revenue, primarily operating	**$ 1,128**	$ 910	$ 845
Net investment income	**1**		3
Total	**1,129**	910	848
Expenses:			
Operating	**695**	621	498
Interest	**151**	132	58
Total	**846**	753	556
Income before income tax	**283**	157	292
Income tax expense	**(73)**	(44)	(79)
Net income	**210**	113	213
Amounts attributable to noncontrolling interests	**(96)**	(46)	(88)
Net income attributable to Loews Corporation	**$ 114**	$ 67	$ 125

2010 Compared with 2009

Total revenues increased $219 million to $1,129 million in 2010, compared to $910 million for 2009. Gas transportation revenues, excluding fuel, increased $199 million and fuel retained increased $31 million, primarily due to the pipeline expansion projects. In addition, there was an $18 million gain from the sale of gas related to the western Kentucky storage expansion project and a reduction in storage gas needed to support no-notice services. These increases were partially offset by $14 million of lower interruptible and short term firm transportation services resulting from lower basis spreads between delivery points on Boardwalk Pipeline's pipeline systems. PAL and storage revenues decreased $9 million due to decreased parking opportunities from unfavorable natural gas price spreads between time periods.

Operating expenses increased $74 million to $695 million in 2010, compared to $621 million for 2009. This increase was primarily driven by a $47 million increase in fuel consumed due to the pipeline expansion projects and higher natural gas prices. There was a $24 million increase in depreciation and property taxes due to a larger asset base from the pipeline expansion projects and a $10 million increase in operation and maintenance expenses due to an increase in major maintenance projects. The 2009 period was unfavorably impacted by $8 million of pipeline investigation and retirement costs related to the East Texas Pipeline. Interest expense increased $19 million due to higher debt levels in 2010 and lower capitalized interest due to the completion of Boardwalk Pipeline's pipeline expansion projects.

Net income increased $47 million to $114 million in 2010, compared to $67 million for 2009 due to higher revenues from transportation services primarily from the pipeline expansion projects and a gain on gas sales, partially offset by increased operating expenses related to higher depreciation and property taxes associated with the pipeline expansion projects and increased interest expense. In 2009, gas transportation revenues and throughput were negatively impacted due to operating the pipeline expansion projects at reduced operating pressures and portions of the pipeline expansion projects being shut down for periods of time following the discovery and remediation of anomalies in certain joints of pipe.

2009 Compared with 2008

Total revenues increased $62 million to $910 million in 2009, compared to $848 million for 2008. Gas transportation revenues, excluding fuel, increased $152 million, primarily from Boardwalk Pipeline's pipeline expansion projects. PAL revenues increased $19 million due to increased parking opportunities and favorable summer-to-summer natural gas price spreads. These increases were partially offset by lower fuel revenues of $53 million due to unfavorable natural gas prices. The 2008 period was favorably impacted by gains of $35 million on the sale of gas related to the western Kentucky storage expansion project, $17 million from the disposition of coal reserves and $11 million from the settlement of a contract claim.

Operating expenses increased $123 million to $621 million in 2009, compared to $498 million for 2008 primarily due to higher depreciation and property taxes of $116 million associated with a larger asset base from the pipeline expansion projects. Operation and maintenance expenses increased $13 million primarily from increased maintenance projects and expansion related operations. Administrative and general expenses increased $11 million mainly due to increases in employee benefits as a result of lower returns on trust assets for pension and post-retirement benefit plans, and increases in unit-based compensation from an increase in the price of Boardwalk Pipeline's common units. Operation and maintenance expenses and losses on disposal of assets were $8 million higher due to pipeline investigation and retirement costs related to the East Texas Pipeline. These increases were partially offset by a decrease in fuel and gas transportation expenses of $41 million primarily as a result of lower natural gas prices. The 2008 period was favorably impacted by a gain of $7 million due to a change in the employee paid time-off policy which resulted in a reserve reversal. Interest expense increased $74 million resulting from lower capitalized interest associated with placing expansion projects in service and higher debt levels in 2009.

Net income decreased $58 million to $67 million in 2009, compared to $125 million for 2008 primarily due to higher operating expenses, mainly as a result of increases in depreciation and property taxes associated with the expansion projects. The increase in expenses more than offset the increase in revenues from the expansion projects, which were approximately $122 million lower than expected due to operating the expansion pipelines at reduced operating pressures and portions of the expansion pipelines being shut down for periods of time during 2009. The 2008 period was favorably impacted by gains of $70 million from the disposition of coal reserves, gas sales, a change in the employee paid time-off policy and the settlement of a contract claim.

Loews Hotels

The following table summarizes the results of operations for Loews Hotels for the years ended December 31, 2010, 2009 and 2008 as presented in Note 23 of the Notes to Consolidated Financial Statements included under Item 8:

Year Ended December 31 (In millions)	2010	2009	2008
Revenues:			
Other revenue, primarily operating	$ 307	$ 284	$ 379
Net investment income	1		1
Total	308	284	380
Expenses:			
Operating	296	327	307
Interest	10	9	11
Total	306	336	318
Income (loss) before income tax	2	(52)	62
Income tax (expense) benefit	(1)	18	(22)
Net income (loss) attributable to Loews Corporation	$ 1	$ (34)	$ 40

2010 Compared with 2009

Revenues increased by $24 million, or 8.5%, in 2010 as compared to 2009. Net income amounted to $1 million in 2010 as compared to a net loss of $34 million in 2009.

Revenue per available room increased $13.29 to $147.89 in 2010 as compared to 2009. The increase in revenue per available room reflects improving occupancy and average room rates. Occupancy rates increased to 70.1% in 2010 from 66.4% in 2009. Average room rates increased by $8.23, or 4.1%, in 2010 as compared to 2009.

Operating expenses in 2009 included aggregate pretax charges of $47 million due to the impact of the contracting U.S. economy. These charges included $27 million for the impairment of Loews Hotels entire investment in its Loews Lake Las Vegas property, $10 million related to a development project commitment and $10 million for a loan guarantee at a managed hotel.

The improvement in operating results is primarily due to the absence of charges recorded in 2009 as discussed above, and also reflects the increase in revenue per available room in 2010.

2009 Compared with 2008

Revenues decreased by $96 million or 25.3% in 2009 as compared to 2008. There was a net loss of $34 million in 2009 as compared to net income of $40 million in 2008.

Revenues decreased in 2009, as compared to 2008, due to a decrease in revenue per available room to $134.60, compared to $183.01 in 2008. Occupancy rates decreased from 73.3% to 66.4% in 2009 as compared to 2008. Average room rates decreased by $46.86, or 18.8%, in 2009 as compared to 2008. The decline in revenue per available room reflected the contraction in the lodging industry due to the depressed economy.

Results at Loews Hotels for 2009 included a pretax charge of $10 million related to a development project commitment and a pretax charge of $10 million for a loan guarantee at a managed hotel. During 2009, Loews Hotels wrote down its entire investment in the Loews Lake Las Vegas, resulting in a pretax impairment charge of $27 million. In addition, pretax income for 2008 included an $11 million gain related to an adjustment in the carrying value of a 50.0% interest in a joint venture investment.

Revenue per available room is an industry measure of the combined effect of occupancy rates and average room rates on room revenues. Other hotel operating revenues primarily include guest charges for food and beverages.

Corporate and Other

Corporate operations consist primarily of investment income at the Parent Company, corporate interest expenses and other corporate administrative costs. Discontinued operations include the results of operations and gain on disposal of Lorillard and the gain on the sale of Bulova in 2008.

The following table summarizes the results of operations for Corporate and Other for the years ended December 31, 2010, 2009 and 2008 as presented in Note 23 of the Notes to Consolidated Financial Statements included under Item 8:

Year Ended December 31	2010	2009	2008
(In millions)			
Revenues:			
Net investment income (loss)	$ 187	$ 175	$ (54)
Investment gains		3	2
Other	(3)	(1)	16
Total	184	177	(36)
Expenses:			
Operating	80	80	79
Interest	47	49	56
Total	127	129	135
Income (loss) before income tax	57	48	(171)
Income tax (expense) benefit	(24)	(20)	55
Income (loss) from continuing operations	33	28	(116)
Discontinued operations, net:			
Results of operations			341
Gain on disposal			4,362
Net income attributable to Loews Corporation	$ 33	$ 28	$ 4,587

2010 Compared with 2009

Revenues and net income in 2010 were relatively unchanged from 2009, and reflects improved investment results due to higher invested cash balances and improved performance from the Parent Company's trading portfolio, partially offset by lower yields.

2009 Compared with 2008

Revenues increased by $213 million and income from continuing operations increased by $144 million as compared to 2008. These increases were due primarily to improved performance of the trading portfolio.

In 2008, the Company completed the sale of Bulova and disposed of its entire ownership interest in Lorillard, as further discussed in Note 2 of the Notes to the Consolidated Financial Statements included under Item 8. The results of operations and gains on disposal of these businesses are presented as discontinued operations. Discontinued operations for the year ended December 31, 2008 includes a $4,287 million gain on the separation of Lorillard and a $75 million gain on the sale of Bulova.

LIQUIDITY AND CAPITAL RESOURCES

CNA Financial

Cash Flows

CNA's principal operating cash flow sources are premiums and investment income from its insurance subsidiaries. CNA's primary operating cash flow uses are payments for claims, policy benefits and operating expenses.

For 2010, net cash used by operating activities was $89 million as compared with net cash provided by operating activities of $1,258 million for 2009. As further discussed in Note 9 of the Notes to Consolidated Financial Statements included under Item 8 and previously referenced in this MD&A, on August 31, 2010, CNA completed the Loss Portfolio Transfer transaction. As a result of this transaction, operating cash flows were reduced by $1.9 billion related to the initial net cash settlement. Additionally, during 2010 operating cash flows were increased by $153 million related to net cash inflows primarily from sales of trading securities, because cash receipts and cash payments resulting from purchases and sales of trading securities are reported as cash flows related to operating activities. Operating cash flows were reduced by $164 million in 2009 related to net cash outflows which increased the size of the trading portfolio held at December 31, 2009. Excluding the items above, net cash generated by CNA's business operations was approximately $1,650 million and $1,422 million for 2010 and 2009.

For 2009, net cash provided by operating activities was $1,258 million as compared with $1,558 million in 2008. Cash provided by operating activities in 2008 was favorably impacted by increased net sales of trading securities to fund policyholders' withdrawals of investment contract products issued by CNA, which are reflected as financing cash flows. The primary source of these cash flows was the indexed group annuity portion of CNA's pension deposit business which it exited in 2008. Additionally, during the second quarter of 2009 CNA resumed the use of a trading portfolio for income enhancement purposes. Operating cash flows were reduced by $164 million related to net cash outflows which increased the size of the trading portfolio held at December 31, 2009. Cash provided by operating activities in 2009 was favorably impacted by decreased loss payments as compared to 2008, and tax recoveries in 2009 compared with tax payments in 2008.

Cash flows from investing activities include the purchase and sale of available-for-sale financial instruments. Additionally, cash flows from investing activities may include the purchase and sale of businesses, land, buildings, equipment and other assets not generally held for sale.

Net cash provided by investing activities was $767 million for 2010, as compared with net cash used by investing activities of $1,093 million and $1,908 million for 2009 and 2008. Cash flows from investing activities are impacted by various factors such as the anticipated payment of claims, financing activity, asset/liability management and individual security buy and sell decisions made in the normal course of portfolio management. Net cash provided by investing activities in 2010 primarily related to the sale of short term investments. The cash provided by investing activities was used to fund the initial net cash settlement with NICO referenced above.

Cash flows from financing activities include proceeds from the issuance of debt and equity securities, outflows for dividends or repayment of debt, outlays to reacquire equity instruments, and deposits and withdrawals related to investment contract products issued by CNA.

Net cash flows used by financing activities were $742 million and $120 million in 2010 and 2009. Net cash flows provided by financing activities were $347 million in 2008. Net cash used by financing activities in 2010 was primarily related to payments to redeem the outstanding 2008 Senior Preferred as discussed below, and the repayment of $150 million on a credit facility, partially offset by $495 million in net proceeds from the issuance of ten-year senior notes.

2008 Senior Preferred

In 2008, CNA issued, and Loews purchased, 12,500 shares of CNA non-voting cumulative senior preferred stock for $1.25 billion. CNA used the majority of the proceeds to increase the statutory surplus of its principal insurance subsidiary, Continental Casualty Company ("CCC"), through the purchase of a $1.0 billion surplus note of CCC. As of

December 31, 2010, CNA has fully redeemed all 12,500 shares originally issued, through a series of redemptions during 2009 and 2010. The redemptions were funded by the issuance of debt and the partial repayment of the surplus note.

Dividends of $76 million, $122 million and $19 million on the 2008 Senior Preferred were declared and paid for the years ended December 31, 2010, 2009 and 2008.

Liquidity

CNA believes that its present cash flows from operations, investing activities and financing activities are sufficient to fund its current and expected working capital and debt obligation needs and CNA does not expect this to change in the near term. Additionally, CNA has the full limit of $250 million available under a revolving credit facility.

CNA has an effective automatic shelf registration statement under which it may issue debt, equity or hybrid securities. In February of 2011, CNA issued $400 million of 5.75% senior notes due August 15, 2021 in a public offering. Subsequently, CNA announced the redemption of the outstanding $400 million aggregate principal amount of 6.00% senior notes due August 15, 2011, plus accrued and unpaid interest thereon, and other required payments. CNA anticipates the redemption to be completed on or about March 18, 2011.

Dividends

On February 4, 2011, CNA's Board of Directors declared a quarterly dividend of $0.10 per share, payable March 2, 2011 to shareholders of record on February 16, 2011. The declaration and payment of future dividends is at the discretion of CNA's Board of Directors and will depend on many factors, including CNA's earnings, financial condition, business needs, and regulatory constraints.

CNA Surety

On November 1, 2010, CNA announced its proposal to acquire all of the outstanding shares of common stock of CNA Surety Corporation ("CNA Surety") that it does not currently own for $22.00 per share in cash. On February 4, 2011, CNA Surety announced that CNA's proposal substantially undervalued CNA Surety; however, it would consider another proposal. CNA is evaluating CNA Surety's response and considering options that are in the best interests of CNA's stockholders. There is no assurance that the acquisition will be completed or, if so, that the anticipated benefits of the acquisition will be realized. CNA owns 61% of CNA Surety which is publicly-traded.

Ratings

Ratings are an important factor in establishing the competitive position of insurance companies. CNA's insurance company subsidiaries are rated by major rating agencies, and these ratings reflect the rating agency's opinion of the insurance company's financial strength, operating performance, strategic position and ability to meet its obligations to policyholders. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. Each agency's rating should be evaluated independently of any other agency's rating. One or more of these agencies could take action in the future to change the ratings of CNA's insurance subsidiaries.

The table below reflects the various group ratings issued by A.M. Best Company ("A.M. Best"), Moody's and S&P for the property and casualty and life companies. The table also includes the ratings for CNA senior debt and The Continental Corporation ("Continental") senior debt.

	Insurance Financial Strength Ratings		**Corporate Debt Ratings**	
	Property & Casualty	**Life**	**CNA**	**Continental**
	CCC Group	**CAC**	**Senior Debt**	**Senior Debt**
A.M. Best	A	A-	bbb	Not rated
Moody's	A3	Not rated	Baa3	Baa3
S&P	A-	Not rated	BBB-	BBB-

A.M. Best, Moody's and S&P currently maintain a stable outlook on CNA.

If CNA's property and casualty insurance financial strength ratings were downgraded below current levels, its business and results of operations could be materially adversely affected. The severity of the impact on CNA's business is dependent on the level of downgrade and, for certain products, which rating agency takes the rating action. Among the adverse effects in the event of such downgrades would be the inability to obtain a material volume of business from certain major insurance brokers, the inability to sell a material volume of CNA's insurance products to certain markets and the required collateralization of certain future payment obligations or reserves. Downgrades of corporate debt ratings could result in adverse effects upon CNA's liquidity position, including negatively impacting CNA's ability to access capital markets, and increasing its financing costs.

Further, additional collateralization may be required for certain settlement agreements and assumed reinsurance contracts, as well as derivative contracts, if CNA's ratings or other specific criteria fall below certain thresholds.

Diamond Offshore

Cash and investments totaled $1.1 billion at December 31, 2010, compared to $778 million at December 31, 2009. In 2010, Diamond Offshore paid cash dividends totaling $734 million, consisting of aggregate regular cash dividends of $70 million and aggregate special cash dividends of $664 million. On February 2, 2011, Diamond Offshore declared a regular quarterly dividend of $0.125 per share and a special dividend of $0.75 per share.

Diamond Offshore's cash flows from operations are impacted by the ability of its customers to weather the instability in the U.S. and global economies and restrictions in the credit market, as well as the volatility in energy prices. In general, before working for a customer with whom Diamond Offshore has not had a prior business relationship and/or whose financial stability may appear uncertain, Diamond Offshore performs a credit review on that company. Based on that analysis, Diamond Offshore may require that the customer present a letter of credit, prepay or provide other credit enhancements. If a potential customer is unable to obtain an adequate level of credit, it may preclude Diamond Offshore from doing business with that potential customer.

Cash provided by operating activities was $1.3 billion in 2010, compared to $1.5 billion in 2009. The decrease is primarily due to lower earnings resulting from an aggregate reduction in average utilization of, and dayrates earned by, Diamond Offshore's drilling fleet, increased mobilization costs and the effect of lower deferred mobilization fees. The decrease in operating cash flows for the 2010 period was partially offset by a decrease in net cash required to satisfy working capital requirements in 2010 compared to 2009, primarily due to a decrease in Diamond Offshore's outstanding accounts receivable balances and an increase in accounts payable at December 31, 2010.

On July 7, 2010, Diamond Offshore completed the sale of one of its high performance, premium jack-up drilling rigs, the *Ocean Shield*, for a total selling price of $186 million.

Diamond Offshore has budgeted approximately $320 million on capital expenditures for 2011 associated with its ongoing rig equipment replacement and enhancement programs and other corporate requirements. In addition, as of the date of this report, Diamond Offshore has spent approximately $310 million in 2011 towards the construction of two new, ultra-deepwater drillships with delivery scheduled for late in the second and fourth quarters of 2013. Diamond Offshore expects to finance its 2011 capital expenditures through the use of existing cash balances or internally generated funds. From time to time, however, Diamond Offshore may also make use of its credit facility to finance capital expenditures.

As of December 31, 2010, there were no loans outstanding under Diamond Offshore's $285 million credit facility; however, $22 million in letters of credit were issued and outstanding under the credit facility.

Diamond Offshore's liquidity and capital requirements are primarily a function of its working capital needs, capital expenditures and debt service requirements. Diamond Offshore determines the amount of cash required to meet its capital commitments by evaluating the need to upgrade rigs to meet specific customer requirements, its ongoing rig equipment replacement and enhancement programs and its obligations relating to the construction of its new drillships. Diamond Offshore believes that its operating cash flows and cash reserves will be sufficient to meet both its working capital requirements and its capital commitments over the next twelve months; however, Diamond Offshore will continue to make periodic assessments based on industry conditions and will adjust capital spending programs if required.

HighMount

At December 31, 2010 and 2009, cash and investments amounted to $130 million and $83 million. Net cash flows provided by operating activities were $197 million and $325 million in 2010 and 2009. Key drivers of net operating cash flows are commodity prices, production volumes and operating costs.

Cash provided by investing activities in 2010 was $351 million, compared to cash used in investing activities of $174 million in 2009. Cash provided by investing activities in 2010 includes the net proceeds from the sale of HighMount's assets in Michigan and Alabama of approximately $500 million. The primary driver of cash used in investing activities was capital spent developing HighMount's natural gas and oil reserves. HighMount spent $104 million and $120 million on capital expenditures for its drilling program in 2010 and 2009. Funds for capital expenditures and working capital requirements are expected to be provided from existing cash balances and operating activities.

HighMount used the net proceeds from the sale of its assets in Michigan and Alabama to reduce the outstanding debt under its term loans. At December 31, 2010, the outstanding borrowings under the term loans were $1.1 billion. The term loans mature in July 2012. At February 11, 2011, no borrowings were outstanding under HighMount's revolving credit facility, however, $2 million in letters of credit were issued. The available capacity under the facility was $368 million.

HighMount's credit agreement governing its term loans and revolving credit facility contains financial covenants typical for these types of agreements, including a maximum debt to capitalization ratio. The credit agreement also contains customary restrictions or limitations on HighMount's ability to enter or engage in certain transactions, including transactions with affiliates. At December 31, 2010, HighMount was in compliance with all of its covenants under the credit agreement.

Boardwalk Pipeline

At December 31, 2010 and 2009, cash and investments amounted to $59 million and $50 million. Funds from operations for the year ended December 31, 2010 amounted to $465 million, compared to $401 million in 2009. In 2010 and 2009, Boardwalk Pipeline's capital expenditures were $227 million and $847 million.

Boardwalk Pipeline maintains a revolving credit facility which has aggregate lending commitments of $950 million. At December 31, 2010, Boardwalk Pipeline was in compliance with all covenant requirements under its credit facility. At February 18, 2011, Boardwalk Pipeline had $383 million in loans outstanding under its revolving credit facility with a weighted-average interest rate of 0.5%, resulting in an available borrowing capacity of $567 million. In January of 2011, Boardwalk Pipeline issued $325 million aggregate principal amount of 4.5% senior notes due February 1, 2021. The net proceeds of the offering were used to reduce borrowings under the revolving credit facility. In February of 2011, Boardwalk Pipeline will borrow funds under this facility to pay the redemption price for $135 million of its 5.5% notes due April 1, 2013.

Loews Hotels

Funds from operations continue to exceed operating requirements. Cash and investments increased to $67 million at December 31, 2010 from $63 million at December 31, 2009. In March of 2010, Loews Hotels funded $10 million for a loan guarantee and $10 million related to a development project commitment. Funds from operations are expected to be sufficient to meet capital expenditures and working capital requirements. Loews Hotels has $72 million of mortgage debt coming due in 2011. Funds for this are expected to be provided from refinancing, or newly incurred debt, existing cash balances, and advances or capital contributions from us.

Corporate and Other

Parent Company cash and investments, net of receivables and payables, at December 31, 2010 totaled $4.6 billion, as compared to $3.0 billion at December 31, 2009. The increase in net cash and investments is primarily due to the receipt of $720 million in interest and dividends from our subsidiaries, the receipt of $500 million in August of 2010 and $500 million in December of 2010 from the redemption of Senior Preferred stock by CNA, and proceeds of $333 million in February of 2010 from the sale of 11.5 million Boardwalk Pipeline common units. These cash inflows were partially offset by the purchase of treasury stock for $405 million, as discussed below, and $105 million of dividends paid to our shareholders.

As of December 31, 2010, there were 414,546,107 shares of Loews common stock outstanding. Depending on market and other conditions, we may purchase shares of our and our subsidiaries' outstanding common stock in the open market or otherwise. During the year ended December 31, 2010, we purchased 10,964,200 shares of Loews common stock at an aggregate cost of $405 million. During January 2011, we purchased an additional 912,100 shares of Loews common stock at aggregate cost of $36 million.

We have an effective Registration Statement on Form S-3 registering the future sale of an unlimited amount of our debt and equity securities.

We continue to pursue conservative financial strategies while seeking opportunities for responsible growth. These include the expansion of existing businesses, full or partial acquisitions and dispositions, and opportunities for efficiencies and economies of scale.

Off-Balance Sheet Arrangements

At December 31, 2010 and 2009, we did not have any off-balance sheet arrangements.

Contractual Obligations

Our contractual payment obligations are as follows:

	Payments Due by Period				
December 31, 2010	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
(In millions)					
Debt (a)	$ 13,442	$ 1,156	$ 3,195	$ 2,401	$ 6,690
Operating leases	321	58	104	66	93
Claim and claim expense reserves (b)	27,238	5,769	7,850	4,126	9,493
Future policy benefits reserves (c)	13,101	173	602	320	12,006
Policyholder funds reserves (c)	137	23	13	5	96
Rig construction contracts (d)	515	155	360		
Purchase and other obligations	181	107	33	27	14
Total (e)	$ 54,935	$ 7,441	$ 12,157	$ 6,945	$ 28,392

(a) Includes estimated future interest payments.

(b) Claim and claim adjustment expense reserves are not discounted and represent CNA's estimate of the amount and timing of the ultimate settlement and administration of gross claims based on its assessment of facts and circumstances known as of December 31, 2010. See the Reserves - Estimates and Uncertainties section of this MD&A for further information.

(c) Future policy benefits and policyholder funds reserves are not discounted and represent CNA's estimate of the ultimate amount and timing of the settlement of benefits based on its assessment of facts and circumstances known as of December 31, 2010. Future policy benefit reserves of $747 million and policyholder fund reserves of $37 million related to business which has been 100% ceded to unaffiliated parties in connection with the sale of CNA's individual life business in 2004 are not included. Additional information on future policy benefits and policyholder funds reserves is included in Note 1 of the Notes to Consolidated Financial Statements included under Item 8.

(d) In January of 2011, Diamond Offshore entered into a contract for the construction of a second ultra-deepwater drillship. The first installment of the contract price of $155 million was paid in February of 2011. The second installment of $360 million is payable in 2013 upon delivery and acceptance of the drillship.
(e) Does not include expected contribution of approximately $96 million to the Company's pension and postretirement plans in 2011.

Further information on our commitments, contingencies and guarantees is provided in Notes 1, 3, 5, 9, 10, 11, 12, 16, 17, 19 and 20 of the Notes to Consolidated Financial Statements included under Item 8.

INVESTMENTS

Investment activities of non-insurance companies include investments in fixed income securities, equity securities including short sales, derivative instruments and short term investments, and are carried at fair value. Securities that are considered part of our trading portfolio, short sales and certain derivative instruments are marked to market and reported as Net investment income in the Consolidated Statements of Income.

We enter into short sales and invest in certain derivative instruments that are used for asset and liability management activities, income enhancements to our portfolio management strategy and to benefit from anticipated future movements in the underlying markets. If such movements do not occur as anticipated, then significant losses may occur. Monitoring procedures include senior management review of daily detailed reports of existing positions and valuation fluctuations to ensure that open positions are consistent with our portfolio strategy.

Credit exposure associated with non-performance by the counterparties to derivative instruments is generally limited to the uncollateralized change in fair value of the derivative instruments recognized in the Consolidated Balance Sheets. We mitigate the risk of non-performance by monitoring the creditworthiness of counterparties and diversifying derivatives to multiple counterparties. We occasionally require collateral from our derivative investment counterparties depending on the amount of the exposure and the credit rating of the counterparty.

We do not believe that any of the derivative instruments we use are unusually complex, nor do the use of these instruments, in our opinion, result in a higher degree of risk. Please read "Results of Operations," "Quantitative and Qualitative Disclosures about Market Risk" and Note 5 of the Notes to Consolidated Financial Statements included under Item 8 for additional information with respect to derivative instruments, including recognized gains and losses on these instruments.

Insurance

CNA maintains a large portfolio of fixed maturity and equity securities, including large amounts of corporate and government issued debt securities, residential and commercial mortgage-backed securities, and other asset-backed securities and investments in limited partnerships which pursue a variety of long and short investment strategies across a broad array of asset classes. CNA's investment portfolio supports its obligation to pay future insurance claims and provides investment returns which are an important part of CNA's overall profitability.

Net Investment Income

The significant components of CNA's net investment income are presented in the following table:

Year Ended December 31 **(In millions)**	**2010**	2009	2008
Fixed maturity securities	**$ 2,051**	$ 1,941	$ 1,984
Short term investments	**15**	36	115
Limited partnerships	**249**	315	(379)
Equity securities	**32**	49	80
Trading portfolio	**13**	23	(149)
Other	**10**	6	19
Gross investment income	**2,370**	2,370	1,670
Investment expenses	**(54)**	(50)	(51)
Net investment income	**$ 2,316**	$ 2,320	$ 1,619

Net investment income decreased $4 million in 2010 as compared with 2009. This decrease was primarily driven by less favorable income from CNA's limited partnership investments, substantially offset by an investment shift during 2010 from lower yielding short term and tax-exempt securities to higher yielding taxable fixed maturity securities. The unfavorable year-over-year comparison in income from CNA's limited partnership investments was driven by significant returns from CNA's limited partnership investments in 2009. Limited partnership investments generally present greater market volatility, higher illiquidity and greater risk than fixed income investments. The limited partnership investments are managed as an overall portfolio in an effort to mitigate the greater levels of volatility, illiquidity and risk that are present in the individual partnership investments.

Net investment income increased $701 million in 2009 as compared with 2008. Excluding indexed group annuity trading portfolio losses of $146 million in 2008, net investment income increased $555 million primarily driven by improved results from limited partnership investments. This increase was partially offset by the impact of lower risk free and short term interest rates. Limited partnership income in 2009 was driven by improved performance across many limited partnerships and included individual partnership performance that ranged from a positive $120 million to a negative $59 million. The indexed group annuity trading portfolio losses in 2008 were substantially offset by a corresponding decrease in the policyholders' funds reserves supported by the trading portfolio, which was included in Insurance claims and policyholders' benefits on the Consolidated Statements of Income. CNA exited the indexed group annuity business in 2008.

The fixed maturity investment portfolio and short term investments provided a pretax effective income yield of 5.3%, 5.1% and 5.6% for the years ended December 31, 2010, 2009, and 2008. Tax-exempt municipal bonds generated $263 million, $381 million and $360 million of net investment income for the years ended December 31, 2010, 2009 and 2008.

Net Realized Investment Gains (Losses)

The components of CNA's net realized investment results are presented in the following table:

Year Ended December 31 (In millions)	2010	2009	2008
Realized investment gains (losses):			
Fixed maturity securities:			
U.S. Treasury and obligations of government agencies	$ 3	$ (53)	$ 235
Asset-backed	44	(778)	(476)
States, municipalities and political subdivisions	(128)	(20)	53
Foreign government	2	38	7
Corporate and other bonds	164	(345)	(650)
Redeemable preferred stock	7	(9)	
Total fixed maturity securities	92	(1,167)	(831)
Equity securities	(2)	243	(490)
Derivative securities	(1)	51	(19)
Short term investments	7	10	34
Other	(10)	6	9
Total realized investment gains (losses)	86	(857)	(1,297)
Income tax (expense) benefit	(36)	296	456
Net realized investment gains (losses)	50	(561)	(841)
Amounts attributable to noncontrolling interests	(4)	56	85
Net realized investment gains (losses) attributable to Loews Corporation	$ 46	$ (505)	$ (756)

Net realized investment results improved $551 million for 2010 as compared with 2009, driven by significantly lower other-than-temporary impairment ("OTTI") losses recognized in earnings. Further information on CNA's realized gains and losses, including CNA's OTTI losses and impairment decision process, is set forth in Note 3 of the Notes to Consolidated Financial Statements included under Item 8. During the second quarter of 2009, the Company adopted updated accounting guidance, which amended the OTTI loss model for fixed maturity securities, as discussed in Note 1 of the Notes to Consolidated Financial Statements included under Item 8.

Net realized investment losses decreased $251 million for 2009 as compared with 2008, driven by a realized investment gain related to a common stock holding and decreased OTTI losses recognized in earnings. Included in the 2009 net realized gains for equity securities was a pretax gain of $370 million related to the sale of CNA's holdings of Verisk Analytics Inc., which began trading on October 7, 2009 after an initial public offering. Since CNA's cost basis in this position was zero, the entire amount was recognized as a pretax realized investment gain.

CNA's fixed maturity portfolio consists primarily of high quality bonds, 90.6% and 90.3% of which were rated as investment grade (rated BBB- or higher) at December 31, 2010 and 2009. The classification between investment grade and non-investment grade is based on a ratings methodology that takes into account ratings from the two major providers, S&P and Moody's, in that order of preference. If a security is not rated by these providers, CNA formulates an internal rating. For securities with credit support from third party guarantees, the rating reflects the greater of the underlying rating of the issuer or the insured rating.

The following table summarizes the ratings of CNA's fixed maturity portfolio at carrying value:

December 31 (In millions of dollars)	2010		2009	
U.S. Government and Agencies	**$ 3,534**	**9.4%**	$ 3,705	10.4%
AAA rated	**4,419**	**11.8**	5,855	16.5
AA and A rated	**15,665**	**41.7**	12,464	35.0
BBB rated	**10,425**	**27.7**	10,122	28.4
Non-investment grade	**3,534**	**9.4**	3,466	9.7
Total	**$ 37,577**	**100.0%**	$ 35,612	100.0%

Non-investment grade fixed maturity securities, as presented in the table below, include high-yield securities rated below BBB- by bond rating agencies and other unrated securities that, according to CNA's analysis, are below investment grade. Non-investment grade securities generally involve a greater degree of risk than investment grade securities. The amortized cost of CNA's non-investment grade fixed maturity bond portfolio was $3,490 million and $3,637 million at December 31, 2010 and 2009. The following table summarizes the ratings of this portfolio at carrying value.

December 31 (In millions of dollars)	2010		2009	
BB	**$ 1,492**	**42.2%**	$ 1,352	39.0%
B	**1,163**	**32.9**	1,255	36.2
CCC-C	**801**	**22.7**	761	22.0
D	**78**	**2.2**	98	2.8
Total	**$ 3,534**	**100.0%**	$ 3,466	100.0%

Included within the fixed maturity portfolio are securities that contain credit support from third party guarantees from mono-line insurers. At December 31, 2010, $428 million of the carrying value of the fixed maturity portfolio had a third party guarantee that increased the underlying average rating of those securities from AA- to AA+. Of this amount, over 94.0% was within the states, municipalities and political subdivisions securities sector. This third party credit support on states, municipalities and political subdivisions securities is provided by two mono-line insurers, the largest exposure based on fair value being Assured Guaranty Ltd. at more than 99.0%.

At December 31, 2010 and 2009, approximately 98.0% and 99.0% of the fixed maturity portfolio was issued by U.S. Government and Agencies or was rated by S&P or Moody's. The remaining bonds were rated by other rating agencies or internally.

The carrying value of fixed maturity and equity securities that trade in illiquid private placement markets at December 31, 2010 was $340 million, which represents approximately 0.8% of CNA's total investment portfolio. These securities were in a net unrealized gain position of $15 million at December 31, 2010.

The gross unrealized loss on available-for-sale fixed maturity securities was $795 million at December 31, 2010. The following table provides the maturity profile for these available-for-sale fixed maturity securities. Securities not due at a single date are allocated based on weighted average life.

	Percent of Fair Value	Percent of Unrealized Loss
Due in one year or less	**5.0%**	**4.0%**
Due after one year through five years	**19.0**	**11.0**
Due after five years through ten years	**26.0**	**24.0**
Due after ten years	**50.0**	**61.0**
Total	**100.0%**	**100.0%**

Duration

A primary objective in the management of the fixed maturity and equity portfolios is to optimize return relative to underlying liabilities and respective liquidity needs. CNA's views on the current interest rate environment, tax regulations, asset class valuations, specific security issuer and broader industry segment conditions, and the domestic and global economic conditions, are some of the factors that enter into an investment decision. CNA also continually monitors exposure to issuers of securities held and broader industry sector exposures and may from time to time adjust such exposures based on its views of a specific issuer or industry sector.

A further consideration in the management of the investment portfolio is the characteristics of the underlying liabilities and the ability to align the duration of the portfolio to those liabilities to meet future liquidity needs, minimize interest rate risk and maintain a level of income sufficient to support the underlying insurance liabilities. For portfolios where future liability cash flows are determinable and typically long term in nature, CNA segregates investments for asset/liability management purposes. The segregated investments support liabilities primarily in the Life & Group Non-Core segment including annuities, structured benefit settlements and long term care products.

The effective durations of fixed maturity securities, short term investments, non-redeemable preferred stocks and interest rate derivatives are presented in the table below. Short term investments are net of securities lending collateral, if any, and accounts payable and receivable amounts for securities purchased and sold, but not yet settled.

	December 31, 2010		December 31, 2009	
	Fair Value	**Effective Duration (Years)**	Fair Value	Effective Duration (Years)
(In millions of dollars)				
Segregated investments	**$ 11,516**	**10.9**	$ 10,376	11.2
Other interest sensitive investments	**28,405**	**4.6**	29,665	4.0
Total	**$ 39,921**	**6.4**	$ 40,041	5.8

The investment portfolio is periodically analyzed for changes in duration and related price change risk. Additionally, CNA periodically reviews the sensitivity of the portfolio to the level of foreign exchange rates and other factors that contribute to market price changes. A summary of these risks and specific analysis on changes is included in Item 7A – Quantitative and Qualitative Disclosures About Market Risk included herein.

Short Term Investments

The carrying value of the components of CNA's short term investment portfolio is presented in the following table:

December 31	**2010**	2009
(In millions)		
Short term investments available-for-sale:		
Commercial paper	**$ 686**	$ 185
U.S. Treasury securities	**903**	3,025
Money market funds	**94**	179
Other	**532**	560
Total short term investments	**$ 2,215**	$ 3,949

Separate Accounts

The following table summarizes the bond ratings of the investments, at estimated fair value, supporting CNA's separate account products which guarantee principal and a minimum rate of interest, for which additional amounts may be recorded in Policyholders' funds should the aggregate contract value exceed the fair value of the related assets supporting the business at any point in time.

December 31 (In millions of dollars)	2010		2009	
U.S. Government Agencies	**$ 53**	**13.1%**	$ 67	17.6%
AAA rated	**18**	**4.5**	17	4.5
AA and A rated	**214**	**52.8**	176	46.3
BBB rated	**99**	**24.4**	93	24.5
Non-investment grade	**21**	**5.2**	27	7.1
Total	**$ 405**	**100.0%**	$ 380	100.0%

At December 31, 2010 and 2009, approximately 97.0% of the separate account portfolio was issued by U.S. Government and affiliated agencies or was rated by S&P or Moody's. The remaining bonds were rated by other rating agencies or internally.

Asset-backed Exposure

The following table provides detail of the Company's exposure to asset-backed and sub-prime mortgage related securities:

	Security Type			
December 31, 2010 **(In millions)**	**RMBS (a)**	**CMBS (b)**	**Other ABS (c)**	**Total**
U.S. Government Agencies	**$ 3,367**	**$ 30**		**$ 3,397**
AAA	**1,351**	**194**	**$ 551**	**2,096**
AA	**206**	**257**	**154**	**617**
A	**190**	**246**	**26**	**462**
BBB	**228**	**116**	**19**	**363**
Non-investment grade and equity tranches	**927**	**150**	**50**	**1,127**
Total fair value	**$ 6,269**	**$ 993**	**$ 800**	**$ 8,062**
Total amortized cost	**$ 6,442**	**$ 994**	**$ 790**	**$ 8,226**
Sub-prime (included above)				
Fair value	**$ 483**			**$ 483**
Amortized cost	**527**			**527**
Alt-A (included above)				
Fair value	**$ 632**			**$ 632**
Amortized cost	**662**			**662**

(a) Residential mortgage-backed securities ("RMBS")
(b) Commercial mortgage-backed securities ("CMBS")
(c) Other asset-backed securities ("Other ABS")

The exposure to sub-prime residential mortgage ("sub-prime") collateral and Alternative A residential mortgages that have lower than normal standards of loan documentation ("Alt-A") collateral is measured by the original deal structure. Of the securities with sub-prime exposure, approximately 74.0% were rated investment grade, while 87.0% of the Alt-A securities were rated investment grade. At December 31, 2010, $6 million of the carrying value of the sub-prime and Alt-A securities carried a third-party guarantee.

Pretax OTTI losses of $27 million for securities with sub-prime and Alt-A exposure were included in the $77 million of pretax OTTI losses related to asset-backed securities recognized in earnings on the Consolidated Statements of Income for the year ended December 31, 2010. If additional deterioration in the underlying collateral occurs beyond the Company's current expectations, additional OTTI losses may be recognized in earnings. See Note 3 of the Notes to Consolidated Financial Statements included under Item 8 for additional information related to unrealized losses on asset-backed securities.

ACCOUNTING STANDARDS UPDATE

For a discussion of accounting standards updates that have been adopted or will be adopted in the future, please read Note 1 of the Notes to Consolidated Financial Statements included under Item 8.

FORWARD-LOOKING STATEMENTS

Investors are cautioned that certain statements contained in this Report as well as some statements in periodic press releases and some oral statements made by our officials and our subsidiaries during presentations about us, are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words "expect," "intend," "plan," "anticipate," "estimate," "believe," "will be," "will continue," "will likely result," and similar expressions. In addition, any statement concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible actions taken by us or our subsidiaries, which may be provided by management are also forward-looking statements as defined by the Act.

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to a variety of risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those anticipated or projected. These risks and uncertainties include, among others:

Risks and uncertainties primarily affecting us and our insurance subsidiaries

- the risks and uncertainties associated with CNA's loss reserves, as outlined under "Results of Operations by Business Segment – CNA Financial – Reserves – Estimates and Uncertainties" in this MD&A, including the sufficiency of the reserves and the possibility for future increases;

- the risk that the other parties to the transaction in which, subject to certain limitations, CNA ceded its legacy A&EP liabilities will not fully perform their obligations to CNA, the uncertainty in estimating loss reserves for A&EP liabilities and the possible continued exposure of CNA to liabilities for A&EP claims that are not covered under the terms of the transaction;

- the performance of reinsurance companies under reinsurance contracts with CNA;

- the impact of competitive products, policies and pricing and the competitive environment in which CNA operates, including changes in CNA's book of business;

- product and policy availability and demand and market responses, including the level of ability to obtain rate increases and decline or non-renew under priced accounts, to achieve premium targets and profitability and to realize growth and retention estimates;

- general economic and business conditions, including recessionary conditions that may decrease the size and number of CNA's insurance customers and create additional losses to CNA's lines of business, especially those that provide management and professional liability insurance, as well as surety bonds, to businesses engaged in real estate, financial services and professional services, and inflationary pressures on medical care costs, construction costs and other economic sectors that increase the severity of claims;

- conditions in the capital and credit markets, including continuing uncertainty and instability in these markets, as well as the overall economy, and their impact on the returns, types, liquidity and valuation of CNA's investments;

- conditions in the capital and credit markets that may limit CNA's ability to raise significant amounts of capital on favorable terms, as well as restrictions on the ability or willingness of the Company to provide additional capital support to CNA;

- the possibility of changes in CNA's ratings by ratings agencies, including the inability to access certain markets or distribution channels, and the required collateralization of future payment obligations as a result of such changes, and changes in rating agency policies and practices;

- regulatory limitations, impositions and restrictions upon CNA, including the effects of assessments and other surcharges for guaranty funds and second-injury funds, other mandatory pooling arrangements and future assessments levied on insurance companies as well as the new federal financial regulatory reform of the insurance industry established by the Dodd-Frank Wall Street Reform and Consumer Protection Act;

- increased operating costs and underwriting losses arising from the Patient Protection and Affordable Care Act and the related amendments in the Health Care and Education Reconciliation Act, as well as health care reform proposals at the state level;

- regulatory limitations and restrictions, including limitations upon CNA's ability to receive dividends from its insurance subsidiaries imposed by state regulatory agencies and minimum risk-based capital standards established by the National Association of Insurance Commissioners;

- weather and other natural physical events, including the severity and frequency of storms, hail, snowfall and other winter conditions, natural disasters such as hurricanes and earthquakes, as well as climate change, including effects on weather patterns, greenhouse gases, sea, land and air temperatures, sea levels, rain and snow;

- regulatory requirements imposed by coastal state regulators in the wake of hurricanes or other natural disasters, including limitations on the ability to exit markets or to non-renew, cancel or change terms and conditions in policies, as well as mandatory assessments to fund any shortfalls arising from the inability of quasi-governmental insurers to pay claims;

- man-made disasters, including the possible occurrence of terrorist attacks and the effect of the absence or insufficiency of applicable terrorism legislation on coverages;

- the unpredictability of the nature, targets, severity or frequency of potential terrorist events, as well as the uncertainty as to CNA's ability to contain its terrorism exposure effectively; and

- the occurrence of epidemics.

Risks and uncertainties primarily affecting us and our energy subsidiaries

- the impact of changes in worldwide demand for oil and natural gas and oil and gas price fluctuations on E&P activity, including possible write-downs of the carrying value of natural gas and NGL properties and impairments of goodwill and reduced demand for offshore drilling services;

- the continuing effects of the Macondo well blowout, including, without limitation, the impact on drilling in the U.S. Gulf of Mexico, related delays in permitting activities and related regulations and market developments;

- government policies regarding exploration and development of oil and gas reserves;

- market conditions in the offshore oil and gas drilling industry, including utilization levels and dayrates;

- timing and duration of required regulatory inspections for offshore oil and gas drilling rigs;
- the risk of physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico;
- the availability and cost of insurance;
- the impact of new pipelines or new gas supply sources on competition and basis spreads on Boardwalk Pipeline's pipeline systems, which may impact its ability to maintain or replace expiring gas transportation and storage contracts and to sell short term capacity on its pipelines;
- the impact of current and future environmental laws and regulations and exposure to environmental liabilities including matters related to global climate change;
- regulatory issues affecting natural gas transmission, including ratemaking and other proceedings particularly affecting our gas transmission subsidiaries;
- the timing, cost, scope and financial performance of Boardwalk Pipeline's recent and future growth projects, including the ability to operate its expansion project pipelines at higher than normal operating pressures; and
- the development of additional natural gas reserves and changes in reserve estimates.

Risks and uncertainties affecting us and our subsidiaries generally

- general economic and business conditions;
- changes in domestic and foreign political, social and economic conditions, including developing social and political unrest in Egypt and other parts of the Middle East;
- the impact of the global war on terrorism, current and future hostilities in the Middle East and elsewhere and future acts of terrorism;
- potential changes in accounting policies by the Financial Accounting Standards Board, the Securities and Exchange Commission or regulatory agencies for any of our subsidiaries' industries which may cause us or our subsidiaries to revise their financial accounting and/or disclosures in the future, and which may change the way analysts measure our and our subsidiaries' business or financial performance;
- the impact of regulatory initiatives and compliance with governmental regulations, judicial rulings and jury verdicts;
- the results of financing efforts; by us and our subsidiaries, including any additional investments by us in our subsidiaries;
- the ability of customers and suppliers to meet their obligations to us and our subsidiaries;
- the consummation of contemplated transactions and agreements;
- the successful integration, transition and management of acquired businesses;
- the outcome of pending or future litigation, including any tobacco-related suits to which we are or may become a party;
- possible casualty losses;
- the availability of indemnification by Lorillard and its subsidiaries for any tobacco-related liabilities that we may incur as a result of tobacco-related lawsuits or otherwise, as provided in the Separation Agreement; and

- potential future asset impairments.

Developments in any of these or other areas of risk and uncertainty, which are more fully described elsewhere in this Report and our other filings with the SEC, could cause our results to differ materially from results that have been or may be anticipated or projected. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of this Report and we expressly disclaim any obligation or undertaking to update these statements to reflect any change in our expectations or beliefs or any change in events, conditions or circumstances on which any forward-looking statement is based.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

We are a large diversified holding company. As such, we and our subsidiaries have significant amounts of financial instruments that involve market risk. Our measure of market risk exposure represents an estimate of the change in fair value of our financial instruments. Changes in the trading portfolio are recognized in the Consolidated Statements of Income. Market risk exposure is presented for each class of financial instrument held by us at December 31, assuming immediate adverse market movements of the magnitude described below. We believe that the various rates of adverse market movements represent a measure of exposure to loss under hypothetically assumed adverse conditions. The estimated market risk exposure represents the hypothetical loss to future earnings and does not represent the maximum possible loss nor any expected actual loss, even under adverse conditions, because actual adverse fluctuations would likely differ. In addition, since our investment portfolio is subject to change based on our portfolio management strategy as well as in response to changes in the market, these estimates are not necessarily indicative of the actual results which may occur.

Exposure to market risk is managed and monitored by senior management. Senior management approves our overall investment strategy and has responsibility to ensure that the investment positions are consistent with that strategy with an acceptable level of risk. We may manage risk by buying or selling instruments or entering into offsetting positions.

Interest Rate Risk – We have exposure to interest rate risk arising from changes in the level or volatility of interest rates. We attempt to mitigate our exposure to interest rate risk by utilizing instruments such as interest rate swaps, interest rate caps, commitments to purchase securities, options, futures and forwards. We monitor our sensitivity to interest rate changes (inclusive of credit spread) by revaluing financial assets and liabilities using a variety of different interest rates. The Company uses duration and convexity at the security level to estimate the change in fair value that would result from a change in each security's yield. Duration measures the price sensitivity of an asset to changes in the yield rate. Convexity measures how the duration of the asset changes with interest rates. The duration and convexity analysis takes into account the unique characteristics (e.g., call and put options and prepayment expectations) of each security, in determining the hypothetical change in fair value. The analysis is performed at the security level and is aggregated up to the asset category level.

The evaluation is performed by applying an instantaneous change in the yield rates by varying magnitudes on a static balance sheet to determine the effect such a change in rates would have on the recorded market value of our investments and the resulting effect on shareholders' equity. The analysis presents the sensitivity of the market value of our financial instruments to selected changes in market rates and prices which we believe are reasonably possible over a one-year period.

The sensitivity analysis estimates the change in the fair value of our interest sensitive assets and liabilities that were held on December 31, 2010 and 2009 due to an instantaneous change in the yield of the security at the end of the period of 100 basis points, with all other variables held constant.

The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Accordingly, the analysis may not be indicative of, is not intended to provide, and does not provide a precise forecast of the effect of changes of market interest rates on our earnings or shareholders' equity. Further, the computations do not contemplate any actions we could undertake in response to changes in interest rates.

Our debt is denominated in U.S. Dollars and has been primarily issued at fixed rates, therefore, interest expense would not be impacted by interest rate shifts. The impact of a 100 basis point increase in interest rates on fixed rate debt would result in a decrease in market value of $425 million and $429 million at December 31, 2010 and 2009. The impact of a 100 basis point decrease would result in an increase in market value of $464 million at December 31, 2010 and December 31, 2009. HighMount has entered into interest rate swaps for a notional amount of $1.1 billion to hedge its exposure to fluctuations in LIBOR. These swaps effectively fix the interest rate at 5.7%. Gains or losses from derivative instruments used for hedging purposes, to the extent realized, will generally be offset by recognition of the hedged transaction.

Equity Price Risk – We have exposure to equity price risk as a result of our investment in equity securities and equity derivatives. Equity price risk results from changes in the level or volatility of equity prices which affect the value of equity securities or instruments that derive their value from such securities or indexes. Equity price risk was measured assuming an instantaneous 25.0% decrease in the underlying reference price or index from its level at December 31, 2010 and 2009, with all other variables held constant. A model was developed to analyze the observed changes in the value of limited partnerships held by the Company over a multiple year period along with the corresponding changes in various equity indices. The result of the model allowed us to estimate the change in value of limited partnerships when equity markets decline by 25.0%.

Foreign Exchange Rate Risk – Foreign exchange rate risk arises from the possibility that changes in foreign currency exchange rates will impact the value of financial instruments. We have foreign exchange rate exposure when we buy or sell foreign currencies or financial instruments denominated in a foreign currency. This exposure is mitigated by our asset/liability matching strategy and through the use of futures for those instruments which are not matched. Our foreign transactions are primarily denominated in Australian dollars, Canadian dollars, British pounds, Brazilian reais and the European Monetary Unit. The sensitivity analysis assumes an instantaneous 20.0% decrease in the foreign currency exchange rates versus the U.S. dollar from their levels at December 31, 2010 and 2009, with all other variables held constant.

Commodity Price Risk – We have exposure to price risk as a result of our investments in commodities. Commodity price risk results from changes in the level or volatility of commodity prices that impact instruments which derive their value from such commodities. Commodity price risk was measured assuming an instantaneous increase of 20.0% from their levels at December 31, 2010 and 2009. The impact of a change in commodity prices on the Company's non-trading commodity-based financial derivative instruments at a point in time is not necessarily representative of the results that will be realized when such contracts are ultimately settled. Net losses from commodity derivative instruments used for hedging purposes, to the extent realized, will generally be offset by recognition of the underlying hedged transaction, such as revenue from sales.

Credit Risk – We are exposed to credit risk relating to the risk of loss resulting from the nonperformance by a customer of its contractual obligations. Although nearly all of the Company's customers pay for its services on a timely basis, the Company actively monitors the credit exposure to its customers. Certain of the Company's subsidiaries may perform credit reviews of customers and may require customers to provide cash collateral, post a letter of credit, prepay for services or provide other credit enhancements.

Boardwalk Pipeline has established credit policies in the pipeline tariffs which are intended to minimize credit risk in accordance with FERC policies and actively monitors this portion of its business. Boardwalk Pipeline's credit exposure generally relates to receivables for services provided, as well as volumes owed by customers for imbalances or gas lent by Boardwalk Pipeline to them, generally under PAL and no-notice services. Natural gas price volatility can materially increase credit risk related to gas loaned to customers. If any significant customer of Boardwalk Pipeline should have credit or financial problems resulting in a delay or failure to repay the gas they owe to Boardwalk Pipeline, this could have a material adverse effect on Boardwalk Pipeline's business, financial condition, results of operations and cash flows. As of December 31, 2010, the amount of gas loaned out by Boardwalk Pipeline or owed to Boardwalk Pipeline due to gas imbalances was approximately 13.0 trillion British thermal units (TBtu). Assuming an average market price during December of 2010 of $4.21 per million British thermal unit (MMBtu), the market value of this gas at December 31, 2010, would have been approximately $55 million. As of December 31, 2009, the amount of gas loaned out by Boardwalk Pipeline or owed to Boardwalk Pipeline due to gas imbalances was approximately 14.9 TBtu. Assuming an average market price during December 2009 of $5.36 per MMBtu, the market value of this gas at December 31, 2009, would have been approximately $80 million.

The following tables present our market risk by category (equity prices, interest rates, foreign exchange rates and commodity prices) on the basis of those entered into for trading purposes and other than trading purposes.

Trading portfolio:

Category of risk exposure:	Fair Value Asset (Liability)		Market Risk	
December 31	2010	2009	2010	2009
(In millions)				
Equity prices (1):				
Equity securities – long	$ **616**	$ 318	$ **(154)**	$ (79)
– short	**(68)**	(78)	**17**	19
Options – purchased	**30**	45	**3**	7
– written	**(10)**	(9)	**4**	(7)
Interest rate (2):				
Fixed maturities – long	**231**	377	**(10)**	(19)
– short	**(250)**		**5**	
Short term investments	**3,118**	1,990		
Other derivatives				19

Note: The calculation of estimated market risk exposure is based on assumed adverse changes in the underlying reference price or index of (1) a decrease in equity prices of 25.0% and (2) an increase in yield rates of 100 basis points. Adverse changes on options which differ from those presented above would not necessarily result in a proportionate change to the estimated market risk exposure.

Other than trading portfolio:

Category of risk exposure:	Fair Value Asset (Liability)		Market Risk	
December 31	2010	2009	2010	2009
(In millions)				
Equity prices (1):				
Equity securities:				
General accounts (a)	$ **440**	$ 644	$ **(110)**	$ (161)
Separate accounts	**22**	32	**(5)**	(8)
Limited partnership investments	**2,814**	1,996	**(256)**	(200)
Interest rate (2):				
Fixed maturities (a)	**37,583**	35,439	**(2,417)**	(2,082)
Short term investments (a)	**3,962**	5,221	**(7)**	(12)
Other invested assets	**113**	4	**(7)**	
Interest rate swaps and other (b)	**(76)**	(135)	**17**	45
Other derivative securities	**(1)**	(11)		
Separate accounts (a):				
Fixed maturities	**405**	380	**(18)**	(15)
Short term investments	**18**	6		
Foreign exchange (3):				
Forwards – short	**4**	3	**(26)**	(21)
Commodities (4):				
Forwards – short (b)	**47**	11	**(85)**	(134)
Options – written		2		(1)

Note: The calculation of estimated market risk exposure is based on assumed adverse changes in the underlying reference price or index of (1) a decrease in equity prices of 25.0%, (2) an increase in yield rates of 100 basis points, (3) a decrease in the foreign currency exchange rates versus the U.S. dollar of 20.0% and (4) an increase in commodity prices of 20.0%.

(a) Certain securities are denominated in foreign currencies. An assumed 20.0% decline in the underlying exchange rates would result in an aggregate foreign currency exchange rate risk of $(362) and $(330) at December 31, 2010 and 2009.

(b) The market risk at December 31, 2010 and 2009 will generally be offset by recognition of the underlying hedged transaction.

Item 8. Financial Statements and Supplementary Data.

Financial Statements and Supplementary Data are comprised of the following sections:

Loews Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEETS

Assets:

December 31	**2010**	2009
(Dollar amounts in millions, except per share data)		
Investments:		
Fixed maturities, amortized cost of $36,677 and $35,824	**$ 37,814**	$ 35,816
Equity securities, cost of $979 and $943	**1,086**	1,007
Limited partnership investments	**2,814**	1,996
Other invested assets	**113**	
Short term investments	**7,080**	7,215
Total investments	**48,907**	46,034
Cash	**120**	190
Receivables	**10,142**	10,212
Property, plant and equipment	**12,636**	13,274
Deferred income taxes	**289**	627
Goodwill	**856**	856
Other assets	**1,798**	1,346
Deferred acquisition costs of insurance subsidiaries	**1,079**	1,108
Separate account business	**450**	423
Total assets	**$ 76,277**	$ 74,070

See Notes to Consolidated Financial Statements.

Liabilities and Equity:

December 31 **(Dollar amounts in millions, except per share data)**	**2010**	2009
Insurance reserves:		
Claim and claim adjustment expense	**$ 25,496**	$ 26,816
Future policy benefits	**8,718**	7,981
Unearned premiums	**3,203**	3,274
Policyholders' funds	**173**	192
Total insurance reserves	**37,590**	38,263
Payable to brokers	**685**	540
Short term debt	**647**	10
Long term debt	**8,830**	9,475
Other liabilities	**4,969**	4,274
Separate account business	**450**	423
Total liabilities	**53,171**	52,985
Commitments and contingent liabilities (Notes 1, 3, 5, 9, 10, 11, 12, 16, 17, 19 and 20)		
Shareholders' equity:		
Preferred stock, $0.10 par value:		
Authorized - 100,000,000 shares		
Common stock, $0.01 par value:		
Authorized – 1,800,000,000 shares		
Issued 414,930,507 and 425,497,522 shares	**4**	4
Additional paid-in capital	**3,667**	3,637
Retained earnings	**14,564**	13,693
Accumulated other comprehensive income (loss)	**230**	(419)
	18,465	16,915
Less treasury stock, at cost (384,400 and 427,200 shares)	**(15)**	(16)
Total shareholders' equity	**18,450**	16,899
Noncontrolling interests	**4,656**	4,186
Total equity	**23,106**	21,085
Total liabilities and equity	**$ 76,277**	$ 74,070

See Notes to Consolidated Financial Statements.

Loews Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31	2010	2009	2008
(In millions, except per share data)			
Revenues:			
Insurance premiums	$ 6,515	$ 6,721	$ 7,150
Net investment income	2,508	2,499	1,581
Investment gains (losses):			
Other-than-temporary impairment losses	(254)	(1,657)	(1,484)
Portion of other-than-temporary impairment losses recognized in Other comprehensive income (loss)	22	305	
Net impairment losses recognized in earnings	(232)	(1,352)	(1,484)
Other net investment gains	288	499	188
Total investment gains (losses)	56	(853)	(1,296)
Gain on issuance of subsidiary stock			2
Contract drilling revenues	3,230	3,537	3,476
Other	2,306	2,213	2,334
Total	14,615	14,117	13,247
Expenses:			
Insurance claims and policyholders' benefits	4,985	5,290	5,723
Amortization of deferred acquisition costs	1,387	1,417	1,467
Contract drilling expenses	1,391	1,224	1,185
Impairment of natural gas and oil properties		1,036	691
Impairment of goodwill			482
Other operating expenses (Note 9)	3,433	2,972	2,767
Interest	517	448	345
Total	11,713	12,387	12,660
Income before income tax	2,902	1,730	587
Income tax expense	895	345	7
Income from continuing operations	2,007	1,385	580
Discontinued operations, net:			
Results of operations	(20)	(2)	351
Gain on disposal			4,362
Net income	1,987	1,383	5,293
Amounts attributable to noncontrolling interests	(699)	(819)	(763)
Net income attributable to Loews Corporation	$ 1,288	$ 564	$ 4,530
Net income (loss) attributable to:			
Loews common stock:			
Income (loss) from continuing operations	$ 1,307	$ 566	$ (182)
Discontinued operations, net	(19)	(2)	4,501
Loews common stock	1,288	564	4,319
Former Carolina Group stock - discontinued operations, net			211
Total	$ 1,288	$ 564	$ 4,530

See Notes to Consolidated Financial Statements

Loews Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31 (In millions, except per share data)	2010	2009	2008
Basic net income (loss) per Loews common share:			
Income (loss) from continuing operations	$ 3.12	$ 1.31	$ (0.38)
Discontinued operations, net	(0.04)	(0.01)	9.43
Net income	$ 3.08	$ 1.30	$ 9.05
Basic net income per former Carolina Group share:			
Discontinued operations, net	$ -	$ -	$ 1.95
Diluted net income (loss) per Loews common share:			
Income (loss) from continuing operations	$ 3.11	$ 1.31	$ (0.38)
Discontinued operations, net	(0.04)	(0.01)	9.43
Net income	$ 3.07	$ 1.30	$ 9.05
Diluted net income per former Carolina Group share:			
Discontinued operations, net	$ -	$ -	$ 1.95
Dividends per share:			
Loews common stock	$ 0.25	$ 0.25	$ 0.25
Former Carolina Group stock	-	-	0.91
Basic weighted average number of shares outstanding:			
Loews common stock	418.72	432.81	477.23
Former Carolina Group stock	-	-	108.47
Diluted weighted average number of shares outstanding:			
Loews common stock	419.52	433.45	477.23
Former Carolina Group stock	-	-	108.60

See Notes to Consolidated Financial Statements.

Loews Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year Ended December 31 (In millions)	2010	2009	2008
Net income	**$ 1,987**	$ 1,383	$ 5,293
Other comprehensive income (loss)			
Changes in:			
Net unrealized gains (losses) on investments with other-than-temporary impairments	**86**	(95)	
Net other unrealized gains (losses) on investments	**494**	3,711	(3,528)
Total unrealized gains (losses) on available-for-sale investments	**580**	3,616	(3,528)
Unrealized gains (losses) on cash flow hedges	**60**	(67)	41
Foreign currency	**49**	117	(161)
Pension liability	**29**	6	(354)
Other comprehensive income (loss)	**718**	3,672	(4,002)
Comprehensive income	**2,705**	5,055	1,291
Amounts attributable to noncontrolling interests	**(771)**	(1,215)	(335)
Total comprehensive income attributable to Loews Corporation	**$ 1,934**	$ 3,840	$ 956

See Notes to Consolidated Financial Statements.

Loews Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF EQUITY

		Loews Corporation Shareholders						
	Total	Common Stock	Former Carolina Group Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Common Stock Held in Treasury	Noncontrolling Interests
(In millions)								
Balance, January 1, 2008	$ 21,502	$ 5	$ 1	$ 4,024	$ 13,642	$ (65)	$ (8)	$ 3,903
Adjustment to initially apply updated accounting guidance on reporting noncontrolling interests in Consolidated Financial Statements	(206)			330				(536)
Purchase of subsidiary shares from noncontrolling interests	(111)							(111)
Issuance of equity securities by subsidiary	247							247
Adjustments related to purchase of subsidiary units	131							131
Net income	5,293				4,530			763
Other comprehensive loss	(4,002)					(3,574)		(428)
Dividends paid	(732)				(219)			(513)
Purchase of Loews treasury stock	(33)						(33)	
Issuance of Loews common stock	4			4				
Redemption of former Carolina Group stock	(542)		(1)		(602)	53	8	
Exchange of Lorillard common stock for Loews common stock	(4,650)						(4,650)	
Stock-based compensation	26			22				4
Retirement of treasury stock	-	(1)		(710)	(3,972)		4,683	
Other	2				(4)			6
Balance, December 31, 2008	16,929	4	-	3,670	13,375	(3,586)	-	3,466
Adjustment to initially apply updated accounting guidance which amended the other-than-temporary impairment loss model for fixed maturity securities	-				109	(109)		
Purchase of subsidiary shares from noncontrolling interests	(7)			10				(17)
Issuance of equity securities by subsidiary	169			18				151
Net income	1,383				564			819
Other comprehensive income	3,672					3,276		396
Dividends paid	(756)				(108)			(648)
Issuance of Loews common stock	8			8				
Purchase of Loews treasury stock	(348)						(348)	
Retirement of treasury stock	-			(86)	(246)		332	
Stock-based compensation	22			18				4
Other	13			(1)	(1)			15
Balance, December 31, 2009	$ 21,085	$ 4	$ -	$ 3,637	$ 13,693	$ (419)	$ (16)	$ 4,186

See Notes to Consolidated Financial Statements.

Loews Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF EQUITY

(In millions)	Total	Loews Corporation Shareholders					Noncontrolling Interests
		Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Common Stock Held in Treasury	
Balance, December 31, 2009	$ 21,085	$ 4	$ 3,637	$ 13,693	$ (419)	$ (16)	$ 4,186
Sale of subsidiary common units	279		83		1		195
Net income	1,987			1,288			699
Other comprehensive income	718				646		72
Dividends paid	(597)			(105)			(492)
Issuance of Loews common stock	8		8				
Purchase of Loews treasury stock	(405)					(405)	
Retirement of treasury stock	-		(97)	(309)		406	
Stock-based compensation	21		18				3
Other	10		18	(3)	2		(7)
Balance, December 31, 2010	$ 23,106	$ 4	$ 3,667	$ 14,564	$ 230	$ (15)	$ 4,656

See Notes to Consolidated Financial Statements.

Loews Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31	2010	2009	2008
(In millions)			
Operating Activities:			
Net income	**$ 1,987**	$ 1,383	$ 5,293
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
(Income) loss from discontinued operations	**20**	2	(4,713)
Investment (gains) losses	**(56)**	853	1,294
Undistributed (earnings) losses	**(184)**	(220)	451
Amortization of investments	**(118)**	(199)	(299)
Depreciation, depletion and amortization	**816**	784	692
Impairment of natural gas and oil properties		1,036	691
Impairment of goodwill			482
Provision for deferred income taxes	**471**	139	(378)
Other non-cash items	**(53)**	39	(41)
Changes in operating assets and liabilities-net:			
Reinsurance receivables	**(499)**	829	928
Other receivables	**305**	(76)	(86)
Federal income tax	**(141)**	(62)	(308)
Deferred acquisition costs	**29**	17	36
Insurance reserves	**(805)**	(612)	(590)
Other liabilities	**132**	(130)	(216)
Trading securities	**(1,778)**	760	(84)
Other, net	**(83)**	71	77
Net cash flow operating activities - continuing operations	**43**	4,614	3,229
Net cash flow operating activities - discontinued operations	**(90)**	(23)	142
Net cash flow operating activities - total	**(47)**	4,591	3,371
Investing Activities:			
Purchases of fixed maturities	**(16,715)**	(24,189)	(48,404)
Proceeds from sales of fixed maturities	**12,514**	19,245	41,749
Proceeds from maturities of fixed maturities	**3,340**	3,448	4,092
Purchases of equity securities	**(99)**	(269)	(210)
Proceeds from sales of equity securities	**341**	905	221
Purchases of property, plant and equipment	**(917)**	(2,529)	(3,997)
Dispositions	**805**	85	87
Change in short term investments	**1,892**	(1,620)	2,942
Change in other investments	**(580)**	40	(306)
Other, net	**7**	(2)	(11)
Net cash flow investing activities - continuing operations	**588**	(4,886)	(3,837)
Net cash flow investing activities - discontinued operations, including proceeds from dispositions	**76**	23	623
Net cash flow investing activities - total	**664**	(4,863)	(3,214)

Loews Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 **(In millions)**		**2010**		2009		2008
Financing Activities:						
Dividends paid	**$**	**(105)**	$	(108)	$	(219)
Dividends paid to noncontrolling interests		**(492)**		(648)		(513)
Purchases of treasury shares		**(405)**		(334)		(33)
Purchases of subsidiary treasury shares				(2)		(70)
Issuance of common stock		**8**		8		4
Proceeds from sale of subsidiary stock		**344**		180		247
Principal payments on debt		**(659)**		(902)		(1,282)
Issuance of debt		**645**		2,128		2,285
Policyholders' investment contract net deposits (withdrawals)		**(6)**		(11)		(605)
Excess tax benefits from share-based payment arrangements		**2**		2		3
Other, net		**(20)**		8		10
Net cash flow financing activities - continuing operations		**(688)**		321		(173)
Net cash flow financing activities - discontinued operations						
Net cash flow financing activities - total		**(688)**		321		(173)
Effect of foreign exchange rate on cash - continuing operations		**1**		10		(13)
Net change in cash		**(70)**		59		(29)
Net cash transactions:						
From continuing operations to discontinued operations		**(14)**				785
To discontinued operations from continuing operations		**14**				(785)
Cash, beginning of year		**190**		131		160
Cash, end of year	**$**	**120**	$	190	$	131
Cash, end of year:						
Continuing operations	**$**	**120**	$	190	$	131
Discontinued operations						
Total	**$**	**120**	$	190	$	131

See Notes to Consolidated Financial Statements.

Note 1. Summary of Significant Accounting Policies

Basis of presentation – Loews Corporation is a holding company. Its subsidiaries are engaged in the following lines of business: commercial property and casualty insurance (CNA Financial Corporation ("CNA"), a 90% owned subsidiary); the operation of offshore oil and gas drilling rigs (Diamond Offshore Drilling, Inc. ("Diamond Offshore"), a 50.4% owned subsidiary); exploration, production and marketing of natural gas and natural gas liquids (HighMount Exploration & Production LLC ("HighMount"), a wholly owned subsidiary); the operation of interstate natural gas pipeline systems (Boardwalk Pipeline Partners, LP ("Boardwalk Pipeline"), a 66% owned subsidiary); and the operation of hotels (Loews Hotels Holding Corporation ("Loews Hotels"), a wholly owned subsidiary). In the first quarter of 2010 the Company sold 11.5 million common units of its subsidiary, Boardwalk Pipeline, for $333 million reducing the Company's ownership interest from 72% to 66%. Unless the context otherwise requires, the terms "Company," "Loews" and "Registrant" as used herein mean Loews Corporation excluding its subsidiaries and the term "Net income (loss) – Loews" as used herein means Net income (loss) attributable to Loews Corporation.

In June of 2008, the Company disposed of its entire ownership interest in its wholly owned subsidiary, Lorillard, Inc. ("Lorillard"). The Consolidated Financial Statements have been reclassified to reflect Lorillard as a discontinued operation. Accordingly, Lorillard's revenues, expenses and cash flows have been excluded from the respective captions in the Consolidated Statements of Income, and Consolidated Statements of Cash Flows and have been included in Discontinued operations, net and Net cash flows - discontinued operations.

Principles of consolidation – The Consolidated Financial Statements include all significant subsidiaries and all material intercompany accounts and transactions have been eliminated. The equity method of accounting is used for investments in associated companies in which the Company generally has an interest of 20% to 50%.

Accounting estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the related notes. Actual results could differ from those estimates.

Accounting changes – The Financial Accounting Standards Board ("FASB") issued updated accounting guidance on reporting of Noncontrolling Interests in Consolidated Financial Statements. The updated accounting guidance requires all entities to report noncontrolling (minority) interests in subsidiaries as a component of equity in the Consolidated Financial Statements. Therefore, the Noncontrolling interests in the equity section includes the appropriate reclassification of balances for CNA, Diamond Offshore and Boardwalk Pipeline formerly recognized as Minority interest liability on the Consolidated Balance Sheets. Moreover, the updated accounting guidance requires that transactions between an entity and noncontrolling interests be treated as equity transactions. Upon adoption of the updated accounting guidance in 2009, the Company recorded an increase in Additional paid-in capital of $330 million (net of $206 million of deferred tax) related to the issuances of Boardwalk Pipeline common units, which were previously included as a deferred gain in Minority interest liability in the Consolidated Balance Sheets.

In March of 2010, the FASB issued updated accounting guidance which amended the accounting and reporting requirements related to derivatives to provide clarifying language regarding when embedded credit derivative features, including those in synthetic collateralized debt and loan obligations, are considered embedded derivatives subject to potential bifurcation. The implementation of this updated accounting guidance as of July 1, 2010 did not have a material impact on the Company's financial condition or results of operations.

In April of 2009, the FASB issued updated accounting guidance which amended the other-than-temporary impairment ("OTTI") loss model for fixed maturity securities. A fixed maturity security is impaired if the fair value of the security is less than its amortized cost basis, which is its cost adjusted for accretion, amortization and previously recorded OTTI losses. The updated accounting guidance requires an OTTI loss equal to the difference between fair value and amortized cost to be recognized in earnings if the Company intends to sell the fixed maturity security or if it is more likely than not the Company will be required to sell the fixed maturity security before recovery of its amortized cost basis.

The remaining fixed maturity securities in an unrealized loss position are evaluated to determine if a credit loss exists. If the Company does not expect to recover the entire amortized cost basis of a fixed maturity security, the security is deemed to be other-than-temporarily impaired for credit reasons. For these securities, the updated accounting guidance requires the bifurcation of OTTI losses into a credit component and a non-credit component. The credit component is recognized in earnings and represents the difference between the present value of the future cash flows that the Company expects to collect and a fixed maturity security's amortized cost basis. The non-credit component is recognized in other comprehensive income ("OCI") and represents the difference between fair value and the present value of the future cash flows that the Company expects to collect.

Prior to the adoption of the updated accounting guidance, OTTI losses were not bifurcated between credit and non-credit components. The difference between fair value and amortized cost was recognized in earnings for all securities for which the Company did not expect to recover the amortized cost basis, or for which the Company did not have the ability and intent to hold until recovery of fair value to amortized cost.

The implementation of this updated accounting guidance as of April 1, 2009 resulted in a cumulative effect adjustment of $109 million, after tax and noncontrolling interests, which was reclassified to Accumulated other comprehensive income (loss) ("AOCI") from Retained earnings on the Consolidated Statements of Equity. The cumulative effect adjustment represents the non-credit component of those previously impaired fixed maturity securities that were still considered OTTI, and the entire amount previously recorded as an OTTI loss on fixed maturity securities no longer considered OTTI as of April 1, 2009.

Effective December 31, 2009, the Company adopted revised oil and gas reporting requirements which resulted in a reduction of HighMount's proved reserves by 145.3 MMcfe (unaudited). The reduction in reserves resulted in a lower full cost pool limit under the ceiling test, however it did not cause HighMount's net capitalized cost to exceed the ceiling test at December 31, 2009. See Note 15.

In June of 2009, the FASB issued updated accounting guidance which amended the requirements for determination of the primary beneficiary of a variable interest entity, required an ongoing assessment of whether an entity is the primary beneficiary and required enhanced interim and annual disclosures. The updated accounting guidance was effective for annual reporting periods beginning after November 15, 2009. The implementation of this updated accounting guidance as of January 1, 2010 had no impact on the Company's financial condition or results of operations.

Investments – The Company classifies its fixed maturity securities and equity securities as either available-for-sale or trading, and as such, they are carried at fair value. Short term investments are carried at fair value. Changes in fair value of trading securities are reported within Net investment income on the Consolidated Statements of Income. Changes in fair value related to available-for-sale securities are reported as a component of Other comprehensive income. To the extent that unrealized gains on fixed income securities supporting certain annuities with life contingencies would result in a premium deficiency if those gains were realized, the related increase in insurance reserves for future policy benefits is recorded, net of tax, as a reduction of unrealized net capital gains through Other comprehensive income. The amortized cost of fixed maturity securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, which are included in Net investment income on the Consolidated Statements of Income. Investment valuations are adjusted and losses may be recognized in the Consolidated Statements of Income when a decline in value is determined by the Company to be other-than-temporary.

For asset-backed securities included in fixed maturity securities, the Company recognizes income using an effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities. Such adjustments are reflected in Net investment income on the Consolidated Statements of Income. Interest income on lower rated beneficial interests in securitized financial assets is determined using the prospective yield method.

The Company's carrying value of investments in limited partnerships is its share of the net asset value of each partnership, as determined by the General Partner. Certain partnerships for which results are not available on a timely basis are reported on a lag, primarily one month. Changes in net asset values are accounted for under the equity method and recorded within Net investment income on the Consolidated Statements of Income.

Investments in derivative securities are carried at fair value with changes in fair value reported as a component of Investment gains (losses), Income (loss) from trading portfolio, or Other comprehensive income (loss), depending on their hedge designation. A derivative is typically defined as an instrument whose value is "derived" from an underlying instrument, index or rate, has a notional amount, requires little or no initial investment and can be net settled. Derivatives include, but are not limited to, the following types of investments: interest rate swaps, interest rate caps and floors, put and call options, warrants, futures, forwards, commitments to purchase securities, credit default swaps and combinations of the foregoing. Derivatives embedded within non-derivative instruments (such as call options embedded in convertible bonds) must be split from the host instrument when the embedded derivative is not clearly and closely related to the host instrument.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedging transactions. The Company also formally assesses (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative for which hedge accounting has been designated is not (or ceases to be) highly effective, the Company discontinues hedge accounting prospectively. In 2010, as a result of the sale of exploration and production assets, HighMount recognized losses of $30 million in Investment gains (losses) in the Consolidated Statements of Income. See Note 5 for additional information on the Company's use of derivatives.

Securities lending activities – The Company lends securities for the purpose of enhancing income or to finance positions to unrelated parties who have been designated as primary dealers by the Federal Reserve Bank of New York. Borrowers of these securities must deposit and maintain collateral with the Company of no less than 100% of the fair value of the securities loaned. U.S. Government securities and cash are accepted as collateral. The Company maintains effective control over loaned securities and, therefore, continues to report such securities as investments on the Consolidated Balance Sheets.

Securities lending is typically done on a matched-book basis where the collateral is invested to substantially match the term of the loan. This matching of terms tends to limit risk. In accordance with the Company's lending agreements, securities on loan are returned immediately to the Company upon notice. Collateral is not reflected as an asset of the Company. There was no collateral held at December 31, 2010 and 2009.

Revenue recognition – Insurance premiums on property and casualty insurance contracts are recognized in proportion to the underlying risk insured which principally are earned ratably over the duration of the policies. Premiums on accident and health insurance contracts are earned ratably over the policy year in which they are due. The reserve for unearned premiums on these contracts represents the portion of premiums written relating to the unexpired terms of coverage.

Insurance receivables are presented at unpaid balances net of an allowance for doubtful accounts, which is recorded on the basis of periodic evaluations of balances due currently or in the future from insureds, including amounts due from insureds related to losses under high deductible policies, management's experience and current economic conditions. Amounts are considered past due based on policy payment terms. Insurance receivables and any related allowance are written off after collection efforts have been exhausted or a negotiated settlement is reached.

Property and casualty contracts that are retrospectively rated contain provisions that result in an adjustment to the initial policy premium depending on the contract provisions and loss experience of the insured during the experience period. For such contracts, CNA estimates the amount of ultimate premiums that CNA may earn upon completion of the experience period and recognizes either an asset or a liability for the difference between the initial policy premium and the estimated ultimate premium. CNA adjusts such estimated ultimate premium amounts during the course of the experience period based on actual results to date. The resulting adjustment is recorded as either a reduction of or an increase to the earned premiums for the period.

Contract drilling revenue from dayrate drilling contracts is recognized as services are performed. In connection with such drilling contracts, Diamond Offshore may receive fees (either lump-sum or dayrate) for the mobilization of equipment. These fees are earned as services are performed over the initial term of the related drilling contracts. Absent a contract, mobilization costs are recognized currently. From time to time, Diamond Offshore may receive fees from its customers for capital improvements to their rigs. Diamond Offshore defers such fees received and recognizes these fees into revenue on a straight-line basis over the period of the related drilling contract. Diamond Offshore capitalizes the costs of such capital improvements and depreciates them over the estimated useful life of the improvement.

HighMount's natural gas and natural gas liquids ("NGLs") production revenue is recognized based on actual volumes of natural gas and NGLs sold to purchasers. Sales require delivery of the product to the purchaser, passage of title and probability of collection of purchaser amounts owed. Natural gas and NGL production revenue includes sales of natural gas and NGLs by HighMount, and production revenue is reported net of royalties. HighMount uses the sales method of accounting for gas imbalances. An imbalance is created when the volumes of gas sold by HighMount pertaining to a property do not equate to the volumes produced to which HighMount is entitled based on its interest in the property. An asset or liability is recognized to the extent that HighMount has an imbalance in excess of the remaining reserves on the underlying properties.

Revenues from the transportation of natural gas are recognized in the period the service is provided based on contractual terms and the related transported volumes. Revenues from storage services are recognized over the term of the contract. Boardwalk Pipeline's operating subsidiaries are subject to Federal Energy Regulatory Commission ("FERC") regulations and, accordingly, certain revenues collected may be subject to possible refunds to its customers. An estimated refund liability is recorded considering regulatory proceedings, advice of counsel and estimated total exposure.

Claim and claim adjustment expense reserves – Claim and claim adjustment expense reserves, except reserves for structured settlements not associated with asbestos and environmental pollution ("A&EP"), workers' compensation lifetime claims, accident and health claims and certain claims associated with discontinued operations, are not discounted and are based on (i) case basis estimates for losses reported on direct business, adjusted in the aggregate for ultimate loss expectations; (ii) estimates of incurred but not reported losses; (iii) estimates of losses on assumed reinsurance; (iv) estimates of future expenses to be incurred in the settlement of claims; (v) estimates of salvage and subrogation recoveries and (vi) estimates of amounts due from insureds related to losses under high deductible policies. Management considers current conditions and trends as well as past CNA and industry experience in establishing these estimates. The effects of inflation, which can be significant, are implicitly considered in the reserving process and are part of the recorded reserve balance. Ceded claim and claim adjustment expense reserves are reported as a component of Receivables on the Consolidated Balance Sheets. See Note 21 for further discussion on claim and claim adjustment expense reserves for discontinued operations.

Claim and claim adjustment expense reserves are presented net of anticipated amounts due from insureds related to losses under deductible policies of $1.4 billion and $1.5 billion as of December 31, 2010 and 2009. A significant portion of these amounts are supported by collateral. CNA also has an allowance for uncollectible deductible amounts, which is presented as a component of the allowance for doubtful accounts included in Receivables on the Consolidated Balance Sheets.

Structured settlements have been negotiated for certain property and casualty insurance claims. Structured settlements are agreements to provide fixed periodic payments to claimants. Certain structured settlements are funded by annuities purchased from Continental Assurance Company ("CAC"), a wholly owned and consolidated subsidiary of CNA, for which the related annuity obligations are reported in future policy benefits reserves. Obligations for structured settlements not funded by annuities are included in claim and claim adjustment expense reserves and carried at present values determined using interest rates ranging from 4.6% to 7.5% at both December 31, 2010 and 2009. At December 31, 2010 and 2009, the discounted reserves for unfunded structured settlements were $713 million and $746 million, net of discount of $1.1 billion in both periods.

Workers' compensation lifetime claim reserves are calculated using mortality assumptions determined through statutory regulation and economic factors. Accident and health claim reserves are calculated using mortality and morbidity assumptions based on CNA and industry experience. Workers' compensation lifetime claim reserves and accident and health claim reserves are discounted at interest rates ranging from 3.0% to 6.5% at both December 31, 2010 and 2009. At December 31, 2010 and 2009, such discounted reserves totaled $1.9 billion and $1.7 billion, net of discount of $487 million and $482 million.

Future policy benefits reserves – Reserves for long term care products are computed using the net level premium method, which incorporates actuarial assumptions as to interest rates, mortality, morbidity, persistency, withdrawals and expenses. Actuarial assumptions generally vary by plan, age at issue and policy duration, and include a margin for adverse deviation. Interest rates range from 6.0% to 8.6% at December 31, 2010 and 2009, and mortality, morbidity and withdrawal assumptions were generally established at the time of issue. Expense assumptions include the estimated effects of inflation and expenses to be incurred beyond the premium paying period.

Policyholders' funds reserves – Policyholders' funds reserves primarily include reserves for investment contracts without life contingencies. For these contracts, policyholder liabilities are equal to the accumulated policy account values, which consist of an accumulation of deposit payments plus credited interest, less withdrawals and amounts assessed through the end of the period. During 2008, CNA exited the indexed group annuity portion of its pension deposit business and settled the related liabilities with policyholders with no material impact to results of operations. Cash flows related to the settlement of the liabilities with policyholders were presented on the Consolidated Statements of Cash Flows in Cash flows from financing activities, as Policyholders' investment contract net deposits (withdrawals). Cash flows related to proceeds from the liquidation of the related assets supporting the policyholder liabilities were presented on the Consolidated Statements of Cash Flows in Cash flows from operating activities, as Trading securities.

Guaranty fund and other insurance-related assessments – Liabilities for guaranty fund and other insurance-related assessments are accrued when an assessment is probable, when it can be reasonably estimated, and when the event obligating the entity to pay an imposed or probable assessment has occurred. Liabilities for guaranty funds and other insurance-related assessments are not discounted and are included as part of Other liabilities on the Consolidated Balance Sheets. As of December 31, 2010 and 2009, the liability balances were $160 million and $167 million. As of December 31, 2010 and 2009, included in Other assets on the Consolidated Balance Sheets were $3 million and $5 million of related assets for premium tax offsets. This asset is limited to the amount that is able to be offset against premium tax on future premium collections from business written or committed to be written.

Reinsurance – Reinsurance accounting allows for contractual cash flows to be reflected as premiums and losses. To qualify for reinsurance accounting, reinsurance agreements must include risk transfer. To meet risk transfer requirements, a reinsurance contract must include both insurance risk, consisting of underwriting and timing risk, and a reasonable possibility of a significant loss for the assuming entity.

Reinsurance receivables related to paid losses are presented at unpaid balances. Reinsurance receivables related to unpaid losses are estimated in a manner consistent with claim and claim adjustment expense reserves or future policy benefits reserves. Reinsurance receivables are reported net of an allowance for doubtful accounts on the Consolidated Balance Sheets. The cost of reinsurance is primarily accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies or over the reinsurance contract period. The ceding of insurance does not discharge the primary liability of CNA.

The allowance for doubtful accounts on reinsurance receivables is estimated on the basis of periodic evaluations of balances due from reinsurers, reinsurer solvency, management's experience and current economic conditions. Changes in the allowance for doubtful accounts on reinsurance receivables are presented as a component of Insurance claims and policyholders' benefits on the Consolidated Statements of Income.

Amounts are considered past due based on the reinsurance contract terms. Reinsurance receivables related to paid losses and any related allowance are written off after collection efforts have been exhausted or a negotiated settlement is reached with the reinsurer. Reinsurance receivables related to paid losses from insolvent insurers are written off when the settlement due from the estate can be reasonably estimated. At the time reinsurance receivables related to paid losses are written off, any required adjustment to reinsurance receivables related to unpaid losses is recorded as a component of Insurance claims and policyholders' benefits on the Consolidated Statements of Income.

Reinsurance contracts that do not effectively transfer the underlying economic risk of loss on policies written by CNA are recorded using the deposit method of accounting, which requires that premium paid or received by the ceding company or assuming company be accounted for as a deposit asset or liability. At December 31, 2010 and 2009, CNA had $23 million and $21 million recorded as deposit assets and $114 million and $112 million recorded as deposit liabilities. Income on reinsurance contracts accounted for under the deposit method is recognized using an effective yield based on the anticipated timing of payments and the remaining life of the contract. When the anticipated timing of payments changes, the effective yield is recalculated to reflect actual payments to date and the estimated timing of future payments. The deposit asset or liability is adjusted to the amount that would have existed had the new effective yield been applied since the inception of the contract. This adjustment is reflected in Other revenues or Other operating expenses on the Consolidated Statements of Income as appropriate.

Participating insurance – Policyholder dividends are accrued using an estimate of the amount to be paid based on underlying contractual obligations under policies and applicable state laws. Limitations exist on the amount of income from participating life insurance contracts that may be distributed to shareholders, and therefore the share of income on these policies that cannot be distributed to shareholders is excluded from Shareholders' Equity by a charge to Income and Other comprehensive income and the establishment of a corresponding liability.

Deferred acquisition costs – Acquisition costs include commissions, premium taxes and certain underwriting and policy issuance costs which vary with and are related primarily to the acquisition of business. Such costs related to property and casualty business are deferred and amortized ratably over the period the related premiums are earned.

Deferred acquisition costs related to accident and health insurance are amortized over the premium-paying period of the related policies using assumptions consistent with those used for computing future policy benefit reserves for such contracts. Assumptions as to anticipated premiums are made at the date of policy issuance or acquisition and are consistently applied during the lives of the contracts. Deviations from estimated experience are included in results of operations when they occur. For these contracts, the amortization period is typically the estimated life of the policy.

CNA evaluates deferred acquisition costs for recoverability. Anticipated investment income is considered in the determination of the recoverability of deferred acquisition costs. Adjustments, if necessary, are recorded in current results of operations. Deferred acquisition costs are presented net of ceding commissions and other ceded acquisition costs. Unamortized deferred acquisition costs relating to contracts that have been substantially changed by a modification in benefits, features, rights or coverages that were not anticipated in the original contract are not deferred and are included as a charge to operations in the period during which the contract modification occurred.

Investments in life settlement contracts and related revenue recognition – Prior to 2002, CNA purchased investments in life settlement contracts. A life settlement contract is a contract between the owner of a life insurance policy (the policy owner) and a third-party investor (investor). Under a life settlement contract, CNA obtained the ownership and beneficiary rights of an underlying life insurance policy.

CNA accounts for its investments in life settlement contracts using the fair value method. Under the fair value method, each life settlement contract is carried at its fair value at the end of each reporting period. The change in fair value, life insurance proceeds received and periodic maintenance costs, such as premiums, necessary to keep the underlying policy in force, are recorded in Other revenues on the Consolidated Statements of Income. The fair value of CNA's investments in life settlement contracts were $129 million and $130 million at December 31, 2010 and 2009, and are included in Other assets on the Consolidated Balance Sheets. The cash receipts and payments related to life settlement contracts are included in Cash flows from operating activities on the Consolidated Statements of Cash Flows.

The following table details the values for life settlement contracts. The determination of fair value is discussed in Note 4.

(Dollar amounts in millions)	Number of Life Settlement Contracts	Fair Value of Life Settlement Contracts	Face Amount of Life Insurance Policies
Estimated maturity during:			
2011	80	$ 21	$ 55
2012	70	17	49
2013	70	14	45
2014	60	12	41
2015	60	10	39
Thereafter	563	55	369
Total	903	$ 129	$ 598

CNA uses an actuarial model to estimate the aggregate face amount of life insurance that is expected to mature in each future year and the corresponding fair value. This model projects the likelihood of the insured's death for each inforce policy based upon CNA's estimated mortality rates, which may vary due to the relatively small size of the portfolio of life settlement contracts. The number of life settlement contracts presented in the table above is based upon the average face amount of inforce policies estimated to mature in each future year.

The increase in fair value recognized for the years ended December 31, 2010, 2009 and 2008 on contracts still being held was $10 million, $10 million and $17 million. The gains recognized during the years ended December 31, 2010, 2009 and 2008 on contracts that matured were $19 million, $24 million and $30 million.

Separate Account Business – Separate account assets and liabilities represent contract holder funds related to investment and annuity products for which the policyholder assumes substantially all the risk and reward. The assets are segregated into accounts with specific underlying investment objectives and are legally segregated from CNA. All assets of the separate account business are carried at fair value with an equal amount recorded for separate account liabilities. Fee income accruing to CNA related to separate accounts is primarily included within Other revenue on the Consolidated Statements of Income.

Certain of the separate account investment contracts related to CNA's pension deposit business guarantee principal and an annual minimum rate of interest, for which additional amounts may be recorded in Policyholders' funds should the aggregate contract value exceed the fair value of the related assets supporting the business at any point in time. Most of these contracts are subject to a fair value adjustment if terminated by the policyholder. During 2008, CNA recorded $68 million of additional Policyholders' funds liabilities due to declines in the fair value of the related separate account assets. During 2009, CNA decreased this pretax liability by $42 million, and during 2010, CNA decreased this pretax liability by $24 million, based on increases in the fair value of separate account assets during those periods. If the fair value of the related assets supporting the business increases to a level that exceeds the aggregate contract value, the amount of any such increase will accrue to CNA's benefit to the extent of any remaining additional liability in Policyholders' funds.

Goodwill – Goodwill represents the excess of purchase price over fair value of net assets of acquired entities. Goodwill is tested for impairment annually or when certain triggering events require additional tests. Impairment losses, if any, are included in the Consolidated Statements of Income. As a result of recording ceiling test impairments of natural gas and oil properties (see Note 8), which were caused by declines in commodity prices, HighMount tested its goodwill for impairment at December 31, 2008 and March 31, 2009. As a result, a non-cash impairment charge of $482 million ($314 million after tax) was recorded in 2008. No impairment charge was recorded in 2009 and 2010.

Property, plant and equipment – Property, plant and equipment is carried at cost less accumulated depreciation, depletion and amortization ("DD&A"). Depreciation is computed principally by the straight-line method over the estimated useful lives of the various classes of properties. Leaseholds and leasehold improvements are depreciated or amortized over the terms of the related leases (including optional renewal periods where appropriate) or the estimated lives of improvements, if less than the lease term.

The principal service lives used in computing provisions for depreciation are as follows:

	Years
Pipeline equipment	30 to 50
Offshore drilling equipment	15 to 30
Other	3 to 40

HighMount follows the full cost method of accounting for natural gas and NGL exploration and production activities. Under the full cost method, all direct costs of property acquisition, exploration and development activities are capitalized. These capitalized costs are subject to a quarterly ceiling test. Under the ceiling test, amounts capitalized are limited to the present value of estimated future net revenues to be derived from the anticipated production of proved natural gas and NGL reserves, assuming an average price during the twelve month period adjusted for cash flow hedges in place, and limiting the classification of proved undeveloped reserves to locations scheduled to be drilled within five years. If net capitalized costs exceed the ceiling test at the end of any quarterly period, then a permanent write-down of the assets must be recognized in that period. A write-down may not be reversed in future periods, even though higher natural gas and NGL prices may subsequently increase the ceiling. Approximately 5.8% (unaudited) of HighMount's total proved reserves as of December 31, 2010 are hedged by qualifying cash flow hedges, for which hedge adjusted prices were used to calculate estimated future net revenue. Future cash flows associated with settling asset retirement obligations that have been accrued in the Consolidated Balance Sheets are excluded from HighMount's calculations of discounted cash flows under the full cost ceiling test.

Depletion of natural gas and NGL producing properties is computed using the units-of-production method. Under the full cost method, the base of costs subject to depletion also includes estimated future costs to be incurred in developing proved natural gas and NGL reserves, as well as capitalized asset retirement costs, net of projected salvage values. The costs of investments in unproved properties including associated exploration-related costs are initially excluded from the depletable base. As the unproved properties are evaluated, a ratable portion of the capitalized costs is periodically reclassified to the depletable base, determined on a property by property basis, over the terms of underlying leases. Once a property has been completely evaluated, any remaining capitalized costs are then transferred to the depletable base. In addition, proceeds from the sale or other disposition of natural gas and NGL properties are accounted for as reductions of capitalized cost, unless the sale would significantly alter the relationship between capitalized costs and proved reserves, in which case, a gain or loss is recognized.

Impairment of long-lived assets – The Company reviews its long-lived assets for impairment when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets and intangibles with finite lives, under certain circumstances, are reported at the lower of carrying amount or fair value. Assets to be disposed of and assets not expected to provide any future service potential to the Company are recorded at the lower of carrying amount or fair value less cost to sell.

Income taxes – The Company and its eligible subsidiaries file a consolidated tax return. The Company accounts for taxes under the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial statement and tax return bases of assets and liabilities, based on enacted tax rates and other provisions of the tax law. The effect of a change in tax laws or rates on deferred tax assets and liabilities is recognized in income in the period in which such change is enacted. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not, and a valuation allowance is established for any portion of a deferred tax asset that management believes may not be realized.

The Company recognizes uncertain tax positions that it has taken or expects to take on a tax return. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than 50.0% likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. See Note 11 for additional information on the provision for income taxes.

Pension and postretirement benefits – The Company recognizes the overfunded or underfunded status of its defined benefit plans in Other assets or Other liabilities in the Consolidated Balance Sheets. Changes in funded status related to prior service costs and credits and actuarial gains and losses are recognized in the year in which the changes occur through Accumulated other comprehensive income (loss). The Company measures its benefit plan assets and obligations at December 31.

Stock option plans – The Company records compensation expense upon issuance of share-based payment awards for all awards it grants, modifies, repurchases or cancels primarily on a straight-line basis over the requisite service period, generally four years. The share-based payment awards are valued using the Black-Scholes option pricing model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the valuation of stock options. These assumptions include the term that the options are expected to be outstanding, an estimate of the volatility of the underlying stock price, applicable risk-free interest rates and the dividend yield of the Company's stock.

The Company recognized compensation expense that decreased net income attributable to Loews common stock by $12 million, after tax and noncontrolling interests, for each of the years ended December 31, 2010, 2009 and 2008. Several of the Company's subsidiaries also maintain their own stock option plans. The amounts reported above include the Company's share of expense related to its subsidiaries' plans as well.

Foreign currency – Foreign currency translation gains and losses are reflected in Shareholders' equity as a component of Accumulated other comprehensive income (loss). The Company's foreign subsidiaries' balance sheet accounts are translated at the exchange rates in effect at each year end and income statement accounts are translated at the average exchange rates. Foreign currency transaction losses of $18 million, $2 million and $101 million were included in the Consolidated Statements of Income for the years ended December 31, 2010, 2009 and 2008.

Regulatory accounting – FERC regulates the operations of Boardwalk Pipeline. GAAP for regulated entities requires Texas Gas Transmission, LLC ("Texas Gas"), a wholly owned subsidiary of Boardwalk Pipeline, to report certain assets and liabilities consistent with the economic effect of the manner in which independent third party regulators establish rates. Accordingly, certain costs and benefits are capitalized as regulatory assets and liabilities in order to provide for recovery from or refund to customers in future periods.

Supplementary cash flow information – Cash payments made for interest on long term debt, net of capitalized interest, amounted to $494 million, $442 million and $429 million for the years ended December 31, 2010, 2009 and 2008. Cash payments (refunds) for federal, foreign, state and local income taxes amounted to $378 million, $(34) million and $655 million for the years ended December 31, 2010, 2009 and 2008. Investing activities include previously accrued capital expenditures of $51 million and $235 million for the years ended December 31, 2010 and 2009. For the year ended December 31, 2008, investing activities exclude $29 million of accrued capital expenditures.

Updated accounting guidance not yet adopted – In October of 2010, the FASB issued updated accounting guidance which limits the capitalization of costs incurred to acquire or renew insurance contracts to those that are incremental direct costs of successful contract acquisitions. The updated accounting guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011 with prospective or retrospective application allowed. The Company is currently assessing the impact this updated accounting guidance will have on its financial condition and results of operations, and expects that amounts capitalized under the updated guidance will be less than under the Company's current accounting practice.

Other – CNA currently owns 61% of CNA Surety Corporation ("CNA Surety") which is publicly-traded. CNA Surety is included in the consolidated financial statements of the Company, with the minority common shareholders' proportionate share of CNA Surety's net income and net equity presented as Amounts attributable to noncontrolling interests. On November 1, 2010, CNA announced its proposal to acquire all of the outstanding shares of common stock of CNA Surety that it does not currently own for $22.00 per share in cash. On February 4, 2011, CNA Surety announced that CNA's proposal substantially undervalued CNA Surety; however, it would consider another proposal. CNA is evaluating CNA Surety's response and considering options that are in the best interests of CNA's stockholders. There is no assurance that the acquisition will be completed or, if so, that the anticipated benefits of the acquisition will be realized.

Note 2. Acquisition/Divestitures

On April 30, 2010, HighMount completed the sale of substantially all exploration and production assets located in the Antrim Shale in Michigan to a subsidiary of Linn Energy, LLC for approximately $330 million and on May 28, 2010, HighMount completed the sale of substantially all exploration and production assets located in the Black Warrior Basin in Alabama to a subsidiary of Walter Energy for approximately $210 million. The Michigan and Alabama properties represented approximately 17.0% in aggregate of HighMount's total proved reserves as of December 31, 2009. These sales did not have a material impact on the Consolidated Statements of Income. In accordance with the full cost method of accounting, proceeds from these sales were accounted for as reductions of capitalized costs. HighMount's remaining natural gas exploration and production operations are primarily located in the Permian Basin in Texas.

The Company sold Bulova Corporation ("Bulova") for approximately $263 million in January of 2008. See Note 21 for additional information on discontinued operations.

Separation of Lorillard

The Company disposed of Lorillard through the following two integrated transactions, collectively referred to as the "Separation":

- On June 10, 2008, the Company distributed 108,478,429 shares, or approximately 62%, of the outstanding common stock of Lorillard in exchange for and in redemption of all of the 108,478,429 outstanding shares of the Company's former Carolina Group stock, in accordance with the Company's Restated Certificate of Incorporation (the "Redemption"); and

- On June 16, 2008, the Company distributed the remaining 65,445,000 shares, or approximately 38%, of the outstanding common stock of Lorillard in exchange for 93,492,857 shares of Loews common stock, reflecting an exchange ratio of 0.70 (the "Exchange Offer").

As a result of the Separation, Lorillard is no longer a subsidiary of Loews and Loews no longer owns any interest in the outstanding stock of Lorillard. As of the completion of the Redemption, the former Carolina Group and former Carolina Group stock have been eliminated. In addition, at that time all outstanding stock options and stock appreciation rights ("SARs") awarded under the Company's former Carolina Group 2002 Stock Option Plan were assumed by Lorillard and converted into stock options and SARs which are exercisable for shares of Lorillard common stock.

The Loews common stock acquired by the Company in the Exchange Offer was recorded as a decrease in Shareholders' equity, reflecting the market value of the shares of Loews common stock delivered in the Exchange Offer. This decline was offset by a $4.3 billion gain to the Company from the Exchange Offer, which was reported as a gain on disposal of the discontinued business.

Prior to the Redemption, the Company had a two class common stock structure: Loews common stock and former Carolina Group stock. Former Carolina Group stock, commonly called a tracking stock, was intended to reflect the performance of a defined group of Loews's assets and liabilities referred to as the former Carolina Group. The principal assets and liabilities attributable to the former Carolina Group were Loews's 100% ownership of Lorillard, including all dividends paid by Lorillard to Loews, and any and all liabilities, costs and expenses arising out of or relating to tobacco or tobacco-related businesses. Immediately prior to the Separation, outstanding former Carolina Group stock represented an approximately 62% economic interest in the performance of the former Carolina Group. The Loews Group consisted of all of Loews's assets and liabilities other than those allocated to the former Carolina Group, including an approximately 38% economic interest in the former Carolina Group. See Note 21 for additional information on discontinued operations.

Note 3. Investments

Net investment income is as follows:

Year Ended December 31 (In millions)	2010	2009	2008
Fixed maturity securities	$ 2,052	$ 1,941	$ 1,984
Short term investments	22	42	162
Limited partnerships	315	324	(379)
Equity securities	32	49	80
Income (loss) from trading portfolio (a)	131	187	(234)
Other	10	6	19
Total investment income	2,562	2,549	1,632
Investment expenses	(54)	(50)	(51)
Net investment income	$ 2,508	$ 2,499	$ 1,581

(a) Includes net unrealized gains (losses) related to changes in fair value on trading securities still held of $88, $94 and $(45) for the years ended December 31, 2010, 2009 and 2008.

As of December 31, 2010, the Company held seven non-income producing fixed maturity securities aggregating $3 million of fair value. As of December 31, 2009, the Company held three non-income producing fixed maturity securities aggregating $1 million of fair value. As of December 31, 2010 and 2009, no investments exceeded 10.0% of shareholders' equity other than investments in U.S. Treasury and U.S. Government agency securities.

Investment gains (losses) are as follows:

Year Ended December 31 (In millions)	2010	2009	2008
Fixed maturity securities	$ 92	$ (1,167)	$ (831)
Equity securities	(2)	243	(490)
Derivative instruments	(31)	51	(19)
Short term investments	7	14	35
Other	(10)	6	9
Investment gains (losses) (a)	$ 56	$ (853)	$ (1,296)

(a) Includes gross realized gains of $525, $973 and $554 and gross realized losses of $435, $1,897 and $1,875 on available-for-sale securities for the years ended December 31, 2010, 2009 and 2008.

Net change in unrealized gains (losses) in available-for-sale investments is as follows:

	2010	2009	2008
Fixed maturity securities	$ 1,140	$ 5,278	$ (5,137)
Equity securities	7	156	(347)
Other	(1)	(4)	5
Total net change in unrealized gains (losses) on available-for-sale investments	$ 1,146	$ 5,430	$ (5,479)

In 2010, the Company recorded additional future policy benefit reserves due to an increase in unrealized appreciation on fixed income securities supporting certain annuities with life contingencies, which resulted in a decrease to net unrealized gains on investments of $135 million, after tax and noncontrolling interests.

The components of OTTI losses recognized in earnings by asset type are as follows:

Year Ended December 31	**2010**	2009	2008
(In millions)			
Fixed maturity securities available-for-sale:			
U.S. Treasury and obligations of government agencies			$ 29
Asset-backed:			
Residential mortgage-backed	**$ 71**	$ 461	222
Commercial mortgage-backed	**3**	193	208
Other asset-backed	**3**	31	35
Total asset-backed	**77**	685	465
States, municipalities and political subdivisions	**62**	79	1
Foreign government			2
Corporate and other bonds	**68**	357	583
Redeemable preferred stock		9	1
Total fixed maturities available-for-sale	**207**	1,130	1,081
Equity securities available-for-sale:			
Common stock	**11**	5	140
Preferred stock	**14**	217	263
Total equity securities available-for-sale	**25**	222	403
Net OTTI losses recognized in earnings	**$ 232**	$ 1,352	$ 1,484

A security is impaired if the fair value of the security is less than its cost adjusted for accretion, amortization and previously recorded OTTI losses, otherwise defined as an unrealized loss. When a security is impaired, the impairment is evaluated to determine whether it is temporary or other-than-temporary.

Significant judgment is required in the determination of whether an OTTI loss has occurred for a security. CNA follows a consistent and systematic process for determining and recording an OTTI loss. CNA has established a committee responsible for the OTTI process. This committee, referred to as the Impairment Committee, is made up of three officers appointed by CNA's Chief Financial Officer. The Impairment Committee is responsible for evaluating securities in an unrealized loss position on at least a quarterly basis.

The Impairment Committee's assessment of whether an OTTI loss has occurred incorporates both quantitative and qualitative information. Fixed maturity securities that CNA intends to sell, or it more likely than not will be required to sell before recovery of amortized cost, are considered to be other-than-temporarily impaired and the entire difference between the amortized cost basis and fair value of the security is recognized as an OTTI loss in earnings. The remaining fixed maturity securities in an unrealized loss position are evaluated to determine if a credit loss exists. In order to determine if a credit loss exists, the factors considered by the Impairment Committee include: (i) the financial condition and near term prospects of the issuer, (ii) whether the debtor is current on interest and principal payments, (iii) credit ratings of the securities and (iv) general market conditions and industry or sector specific outlook. CNA also considers results and analysis of cash flow modeling for asset-backed securities, and when appropriate, other fixed maturity securities. The focus of the analysis for asset-backed securities is on assessing the sufficiency and quality of underlying collateral and timing of cash flows based on scenario tests. If the present value of the modeled expected cash flows equals or exceeds the amortized cost of a security, no credit loss is judged to exist and the asset-backed security is deemed to be temporarily impaired. If the present value of the expected cash flows is less than amortized cost, the security is judged to be other-than-temporarily impaired for credit reasons and that shortfall, referred to as the credit component, is recognized as an OTTI loss in earnings. The difference between the adjusted amortized cost basis and fair value, referred to as the non-credit component, is recognized as OTTI in Other comprehensive income.

CNA performs the discounted cash flow analysis using stressed scenarios to determine future expectations regarding recoverability. For asset-backed securities, significant assumptions enter into these cash flow projections including delinquency rates, probable risk of default, loss severity upon a default, over collateralization and interest coverage triggers, credit support from lower level tranches and impacts of rating agency downgrades.

CNA applies the same impairment model as described above for the majority of the non-redeemable preferred stock securities on the basis that these securities possess characteristics similar to debt securities and that the issuers maintain their ability to pay dividends. For all other equity securities, in determining whether the security is other-than-temporarily impaired, the Impairment Committee considers a number of factors including, but not limited to: (i) the length of time and the extent to which the fair value has been less than amortized cost, (ii) the financial condition and near term prospects of the issuer, (iii) the intent and ability of CNA to retain its investment for a period of time sufficient to allow for an anticipated recovery in value and (iv) general market conditions and industry or sector specific outlook.

Prior to the adoption of the updated accounting guidance related to OTTI in the second quarter of 2009 as further discussed in Note 1, CNA applied the impairment model described in the paragraph above to both fixed maturity and equity securities.

The amortized cost and fair values of securities are as follows:

December 31, 2010	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Unrealized OTTI Losses (Gains)
(In millions)					
Fixed maturity securities:					
U.S. Treasury and obligations of government agencies	$ 122	$ 16	$ 1	$ 137	
Asset-backed:					
Residential mortgage-backed	6,255	101	265	6,091	$ 114
Commercial mortgage-backed	994	40	41	993	(2)
Other asset-backed	753	18	8	763	
Total asset-backed	8,002	159	314	7,847	112
States, municipalities and political subdivisions	8,157	142	410	7,889	
Foreign government	602	18		620	
Corporate and other bonds	19,503	1,603	70	21,036	
Redeemable preferred stock	47	7		54	
Fixed maturities available-for-sale	36,433	1,945	795	37,583	112
Fixed maturities, trading	244		13	231	
Total fixed maturities	36,677	1,945	808	37,814	112
Equity securities:					
Common stock	90	25		115	
Preferred stock	332	2	9	325	
Equity securities available-for-sale	422	27	9	440	-
Equity securities, trading	557	123	34	646	
Total equity securities	979	150	43	1,086	-
Total	$ 37,656	$ 2,095	$ 851	$38,900	$ 112

December 31, 2009 (In millions)	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Unrealized OTTI Losses
Fixed maturity securities:					
U.S. Treasury and obligations of government agencies	$ 184	$ 16	$ 1	$ 199	
Asset-backed:					
Residential mortgage-backed	7,470	72	604	6,938	$ 246
Commercial mortgage-backed	709	10	135	584	3
Other asset-backed	858	14	40	832	
Total asset-backed	9,037	96	779	8,354	249
States, municipalities and political subdivisions	7,280	203	359	7,124	
Foreign government	467	14	2	479	
Corporate and other bonds	18,410	1,107	288	19,229	26
Redeemable preferred stock	51	4	1	54	
Fixed maturities available-for-sale	35,429	1,440	1,430	35,439	275
Fixed maturities, trading	395	3	21	377	
Total fixed maturities	35,824	1,443	1,451	35,816	275
Equity securities:					
Common stock	61	14	2	73	
Preferred stock	572	40	41	571	
Equity securities available-for-sale	633	54	43	644	-
Equity securities, trading	310	109	56	363	
Total equity securities	943	163	99	1,007	-
Total	$ 36,767	$ 1,606	$ 1,550	$36,823	$ 275

The available-for-sale securities in a gross unrealized loss position are as follows:

December 31, 2010 **(In millions)**	**Less than 12 Months**		**Greater than 12 Months**		**Total**	
	Estimated Fair Value	**Gross Unrealized Losses**	**Estimated Fair Value**	**Gross Unrealized Losses**	**Estimated Fair Value**	**Gross Unrealized Losses**
Fixed maturity securities:						
U.S. Treasury and obligations of government agencies	**$ 8**	**$ 1**			**$ 8**	**$ 1**
Asset-backed:						
Residential mortgage-backed	**1,800**	**52**	**$1,801**	**$ 213**	**3,601**	**265**
Commercial mortgage-backed	**164**	**3**	**333**	**38**	**497**	**41**
Other asset-backed	**122**	**1**	**60**	**7**	**182**	**8**
Total asset-backed	**2,086**	**56**	**2,194**	**258**	**4,280**	**314**
States, municipalities and political subdivisions	**3,339**	**164**	**745**	**246**	**4,084**	**410**
Corporate and other bonds	**1,719**	**34**	**405**	**36**	**2,124**	**70**
Total fixed maturities available-for-sale	**7,152**	**255**	**3,344**	**540**	**10,496**	**795**
Equity securities available-for-sale:						
Preferred stock	**175**	**5**	**70**	**4**	**245**	**9**
Total equity securities available-for-sale	**175**	**5**	**70**	**4**	**245**	**9**
Total	**$7,327**	**$ 260**	**$3,414**	**$ 544**	**$10,741**	**$ 804**

December 31, 2009	Less than 12 Months Estimated Fair Value	Less than 12 Months Gross Unrealized Losses	Greater than 12 Months Estimated Fair Value	Greater than 12 Months Gross Unrealized Losses	Total Estimated Fair Value	Total Gross Unrealized Losses
(In millions)						
Fixed maturity securities:						
U.S. Treasury and obligations of government agencies	$ 21	$ 1			$ 21	$ 1
Asset-backed:						
Residential mortgage-backed	1,945	43	$3,069	$ 561	5,014	604
Commercial mortgage-backed	21	1	456	134	477	135
Other asset-backed	170	1	119	39	289	40
Total asset-backed	2,136	45	3,644	734	5,780	779
States, municipalities and political subdivisions	1,036	30	2,086	329	3,122	359
Foreign government	154	1	7	1	161	2
Corporate and other bonds	2,395	44	1,948	244	4,343	288
Redeemable preferred stock	3		14	1	17	1
Total fixed maturities available-for-sale	5,745	121	7,699	1,309	13,444	1,430
Equity securities available-for-sale:						
Common stock	8	1	12	1	20	2
Preferred stock			426	41	426	41
Total equity securities available-for-sale	8	1	438	42	446	43
Total	$5,753	$ 122	$8,137	$1,351	$13,890	$1,473

Activity for the year ended December 31, 2010 and for the period from April 1, 2009 to December 31, 2009 related to the pretax fixed maturity credit loss component reflected within Retained earnings for securities still held at December 31, 2010 was as follows:

	Year Ended December 31, 2010	Period from April 1, 2009 to December 31, 2009
(In millions)		
Beginning balance of credit losses on fixed maturity securities	**$ 164**	$ 192
Additional credit losses for which an OTTI loss was previously recognized	**37**	93
Credit losses for which an OTTI loss was not previously recognized	**11**	183
Reductions for securities sold during the period	**(62)**	(239)
Reductions for securities the Company intends to sell or more likely than not will be required to sell	**(9)**	(65)
Ending balance of credit losses on fixed maturity securities	**$ 141**	$ 164

Based on current facts and circumstances, the Company has determined that no additional OTTI losses related to the securities in an unrealized loss position presented in the table above are required to be recorded. A discussion of some of the factors reviewed in making that determination is presented below.

The classification between investment grade and non-investment grade presented in the discussion below is based on a ratings methodology that takes into account ratings from two major providers, Standard & Poor's and Moody's Investors Service, Inc. in that order of preference. If a security is not rated by these providers, the Company formulates an internal rating. For securities with credit support from third party guarantees, the rating reflects the greater of the underlying rating of the issuer or the insured rating.

Asset-Backed Securities

The fair value of total asset-backed holdings at December 31, 2010 was $7,847 million which was comprised of 2,087 different asset-backed structured securities. The fair value of these securities does not tend to be influenced by the credit of the issuer but rather the characteristics and projected cash flows of the underlying collateral. Each security has deal-specific tranche structures, credit support that results from the unique deal structure, particular collateral characteristics and other distinct security terms. As a result, seemingly common factors such as delinquency rates and collateral performance affect each security differently. Of these securities, 165 have underlying collateral that is either considered sub-prime or Alt-A in nature. The exposure to sub-prime residential mortgage collateral and Alternative A residential mortgages that have lower than normal standards of loan documentation collateral is measured by the original deal structure.

Residential mortgage-backed securities include 214 structured securities that have at least one trade lot in a gross unrealized loss position. In addition, there were 61 agency mortgage-backed pass-through securities which are guaranteed by agencies of the U.S. Government that have at least one trade lot in a gross unrealized loss position. The aggregate severity of the gross unrealized loss was approximately 6.8% of amortized cost.

Commercial mortgage-backed securities include 36 securities that have at least one trade lot in a gross unrealized loss position. The aggregate severity of the gross unrealized loss was approximately 7.5% of amortized cost. Other asset-backed securities include 15 securities that have at least one trade lot in a gross unrealized loss position. The aggregate severity of the gross unrealized loss was approximately 4.2% of amortized cost.

The asset-backed securities in a gross unrealized loss position by ratings distribution are as follows:

December 31, 2010 (In millions)	Amortized Cost	Estimated Fair Value	Gross Unrealized Losses
U.S. Government Agencies	$ 1,506	$ 1,461	$ 45
AAA	1,225	1,158	67
AA	426	389	37
A	217	201	16
BBB	217	188	29
Non-investment grade and equity tranches	1,003	883	120
Total	$ 4,594	$ 4,280	$ 314

The Company believes the unrealized losses are primarily attributable to broader economic conditions, changes in interest rates, liquidity concerns and wider than historical bid/ask spreads, and is not indicative of the quality of the underlying collateral. The Company has no current intent to sell these securities, nor is it more likely than not that it will be required to sell prior to recovery of amortized cost. Generally, non-investment grade securities consist of investments which were investment grade at the time of purchase but have subsequently been downgraded and primarily consist of holdings senior to the equity tranche. Additionally, the Company believes that the unrealized losses on these securities were not due to factors regarding the ultimate collection of principal and interest, collateral shortfalls, or substantial changes in future cash flow expectations; accordingly, the Company has determined that there are no additional OTTI losses to be recorded at December 31, 2010.

States, Municipalities and Political Subdivisions

The fair value of total states, municipalities and political subdivisions holdings at December 31, 2010 was $7,889 million. These holdings consist of both tax-exempt and taxable special revenue and assessment bonds, representing 71.5% of the overall category, followed by general obligation political subdivision bonds at 18.8% and state general obligation bonds at 9.7%.

The unrealized losses on the Company's investments in this category are primarily due to the impact of interest rate increases on securities held, as well as market conditions for tax-exempt bonds. Securities with maturity dates that exceed 20 years comprise 66.1% of the gross unrealized losses. The holdings for all securities in this category include 568 securities that have at least one trade lot in a gross unrealized loss position. The aggregate severity of the total gross unrealized losses was approximately 9.1% of amortized cost.

The state, municipalities and political subdivisions securities in a gross unrealized loss position by ratings distribution are as follows:

December 31, 2010	**Amortized Cost**	**Estimated Fair Value**	**Gross Unrealized Losses**
(In millions)			
AAA	**$ 995**	**$ 940**	**$ 55**
AA	**2,612**	**2,327**	**285**
A	**802**	**742**	**60**
BBB	**69**	**60**	**9**
Non-investment grade	**16**	**15**	**1**
Total	**$ 4,494**	**$ 4,084**	**$ 410**

The largest exposures at December 31, 2010 as measured by gross unrealized losses were several separate issues of Puerto Rico sales tax revenue bonds with gross unrealized losses of $101 million and several separate issues of New Jersey transit revenue bonds with gross unrealized losses of $64 million. All of these securities are rated investment grade.

The Company has no current intent to sell these securities, nor is it more likely than not that it will be required to sell prior to recovery of amortized cost. Additionally, the Company believes that the unrealized losses on these securities were not due to factors regarding the ultimate collection of principal and interest; accordingly, the Company has determined that there are no additional OTTI losses to be recorded at December 31, 2010.

Contractual Maturity

The following table summarizes available-for-sale fixed maturity securities by contractual maturity at December 31, 2010 and 2009. Actual maturities may differ from contractual maturities because certain securities may be called or prepaid with or without call or prepayment penalties. Securities not due at a single date are allocated based on weighted average life.

December 31	**2010**		2009	
	Amortized Cost	**Estimated Fair Value**	Amortized Cost	Estimated Fair Value
(In millions)				
Due in one year or less	**$ 1,515**	**$ 1,506**	$ 1,240	$ 1,219
Due after one year through five years	**11,198**	**11,653**	10,046	10,244
Due after five years through ten years	**10,034**	**10,437**	10,647	10,539
Due after ten years	**13,686**	**13,987**	13,496	13,437
Total	**$ 36,433**	**$ 37,583**	$ 35,429	$ 35,439

Auction Rate Securities

The fair value of auction rate securities held at December 31, 2010 was $357 million, $316 million of which are collateralized by student loans and guaranteed by the Federal Family Education Loan Program. There were gross unrealized losses of $16 million and no gross unrealized gains on these securities, primarily as a result of continued failed auctions and the resultant impact on liquidity. The average rating on these holdings was AAA. At December 31, 2010, all auction rate securities were paying at the applicable coupon rate in accordance with the terms of the security agreements.

Limited Partnerships

The carrying value of limited partnerships as of December 31, 2010 and 2009 was approximately $2.8 billion and $2.0 billion which includes undistributed earnings of $812 million and $543 million. Limited partnerships comprising 48.2% of the total carrying value are reported on a current basis through December 31, 2010 with no reporting lag, 40.5% are reported on a one month lag and the remainder are reported on more than a one month lag. As of December 31, 2010 and 2009, the Company had 84 and 74 active limited partnership investments. The number of limited partnerships held and the strategies employed provide diversification to the limited partnership portfolio and the overall invested asset portfolio. The Company generally does not invest in highly leveraged partnerships.

Of the limited partnerships held, 87.4% and 90.5% at December 31, 2010 and 2009, employ strategies that generate returns through investing in securities that are marketable while engaging in various management techniques primarily in public fixed income and equity markets. These hedge fund strategies include both long and short positions in fixed income, equity and derivative instruments. The hedge fund strategies may seek to generate gains from mispriced or undervalued securities, price differentials between securities, distressed investments, sector rotation, or various arbitrage disciplines. Within hedge fund strategies, approximately 46.8% are equity related, 32.5% pursue a multi-strategy approach, 15.1% are focused on distressed investments and 5.6% are fixed income related at December 31, 2010.

Limited partnerships representing 9.1% and 6.4% at December 31, 2010 and 2009 were invested in private equity. The remaining were invested in various other partnerships including real estate. The ten largest limited partnership positions held totaled $1,370 million and $1,208 million as of December 31, 2010 and 2009. Based on the most recent information available regarding the Company's percentage ownership of the individual limited partnerships, the carrying value reflected on the Consolidated Balance Sheets represents approximately 4.2% and 3.9% of the aggregate partnership equity at December 31, 2010 and 2009, and the related income reflected on the Consolidated Statements of Income represents 3.5% and 4.4% of the changes in partnership equity for all limited partnership investments for the years ended December 31, 2010 and 2009. The individual partnership that was the largest contributor to income in 2010 had a carrying value of $198 million and $165 million at December 31, 2010 and 2009 with related income (loss) of $45 million, $120 million and $(51) million for the years ended December 31, 2010, 2009 and 2008. The Company owned approximately 5.5% of this limited partnership at December 31, 2010.

The risks associated with limited partnership investments may include losses due to leveraging, short-selling, derivatives or other speculative investment practices. The use of leverage increases volatility generated by the underlying investment strategies.

The Company's limited partnership investments contain withdrawal provisions that generally limit liquidity for a period of thirty days up to one year and in some cases do not permit withdrawals until the termination of the partnership. Typically, withdrawals require advanced written notice of up to 90 days.

Investment Commitments

As of December 31, 2010, the Company had committed approximately $182 million to future capital calls from various third-party limited partnership investments in exchange for an ownership interest in the related partnerships.

The Company invests in various privately placed debt securities, including bank loans, as part of its overall investment strategy and has committed to additional future purchases and sales. The purchase and sale of these investments are recorded on the date that the legal agreements are finalized and cash settlement is made. As of December 31, 2010, the Company had commitments to purchase $196 million and sell $102 million of such investments.

As of December 31, 2010, the Company had mortgage loan commitments of $12 million representing signed loan applications received and accepted. The mortgage loans are recorded once funded.

Investments on Deposit

Securities with carrying values of approximately $2.9 billion and $2.7 billion were deposited by CNA's insurance subsidiaries under requirements of regulatory authorities as of December 31, 2010 and 2009.

Cash and securities with carrying values of approximately $6 million and $9 million were deposited with financial institutions as collateral for letters of credit as of December 31, 2010 and 2009. In addition, cash and securities were deposited in trusts with financial institutions to secure reinsurance and other obligations with various third parties. The carrying values of these deposits were approximately $298 million and $311 million as of December 31, 2010 and 2009.

Note 4. Fair Value

Fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy is used in selecting inputs, with the highest priority given to Level 1, as these are the most transparent or reliable:

- Level 1 – Quoted prices for identical instruments in active markets.
- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.
- Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are not observable.

The Company attempts to establish fair value as an exit price in an orderly transaction consistent with normal settlement market conventions. The Company is responsible for the valuation process and seeks to obtain quoted market prices for all securities. When quoted market prices in active markets are not available, the Company uses a number of methodologies to establish fair value estimates, including discounted cash flow models, prices from recently executed transactions of similar securities or broker/dealer quotes, utilizing market observable information to the extent possible. In conjunction with modeling activities, the Company may use external data as inputs. The modeled inputs are consistent with observable market information, when available, or with the Company's assumptions as to what market participants would use to value the securities. The Company also uses pricing services as a significant source of data. The Company monitors all the pricing inputs to determine if the markets from which the data is gathered are active. As further validation of the Company's valuation process, the Company samples past fair value estimates and compares the valuations to actual transactions executed in the market on similar dates.

The fair values of CNA's life settlement contracts are included in Other assets. Equity options purchased are included in Equity securities, and all other derivative assets are included in Receivables. Derivative liabilities are included in Payable to brokers. Assets and liabilities measured at fair value on a recurring basis are summarized in the tables below:

December 31, 2010 (In millions)	Level 1	Level 2	Level 3	Total
Fixed maturity securities:				
U.S. Treasury securities and obligations of government agencies	$ 76	$ 61		$ 137
Asset-backed:				
Residential mortgage-backed		5,324	$ 767	6,091
Commercial mortgage-backed		920	73	993
Other asset-backed		404	359	763
Total asset-backed	-	6,648	1,199	7,847
States, municipalities and political subdivisions		7,623	266	7,889
Foreign government	115	505		620
Corporate and other bonds		20,412	624	21,036
Redeemable preferred stock	3	48	3	54
Fixed maturities available-for-sale	194	35,297	2,092	37,583
Fixed maturities, trading		47	184	231
Total fixed maturities	$ 194	$ 35,344	$ 2,276	$ 37,814
Equity securities available-for-sale	288	126	26	440
Equity securities, trading	640		6	646
Total equity securities	$ 928	$ 126	$ 32	$ 1,086
Short term investments	$ 6,079	$ 974	$ 27	$ 7,080
Other invested assets			26	26
Receivables		74	2	76
Life settlement contracts			129	129
Separate account business	28	381	41	450
Payable to brokers	(328)	(79)	(23)	(430)
Discontinued operations investments, included in Other liabilities	11	60		71

December 31, 2009 (In millions)	Level 1	Level 2	Level 3	Total
Fixed maturity securities:				
U.S. Treasury securities and obligations of government agencies	$ 145	$ 54		$ 199
Asset-backed:				
Residential mortgage-backed		6,309	$ 629	6,938
Commercial mortgage-backed		461	123	584
Other asset-backed		484	348	832
Total asset-backed	-	7,254	1,100	8,354
States, municipalities and political subdivisions		6,368	756	7,124
Foreign government	139	340		479
Corporate and other bonds		18,620	609	19,229
Redeemable preferred stock	3	49	2	54
Fixed maturities available-for-sale	287	32,685	2,467	35,439
Fixed maturities, trading	102	78	197	377
Total fixed maturities	$ 389	$ 32,763	$ 2,664	$ 35,816
Equity securities available-for-sale	$ 503	$ 130	$ 11	$ 644
Equity securities, trading	363			363
Total equity securities	$ 866	$ 130	$ 11	$ 1,007
Short term investments	$ 6,818	$ 397		$ 7,215
Receivables		53	$ 2	55
Life settlement contracts			130	130
Separate account business	43	342	38	423
Payable to brokers	(87)	(135)	(50)	(272)
Discontinued operations investments, included in Other liabilities	19	106	16	141

The tables below present reconciliations for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2010 and 2009:

2010	Balance, January 1	Net Realized Gains (Losses) and Net Change in Unrealized Gains (Losses)		Purchases, Sales, Issuances and Settlements	Transfers into Level 3	Transfers out of Level 3	Balance, December 31	Unrealized Gains (Losses) Recognized in Net Income on Level 3 Assets and Liabilities Held at December 31
		Included in Net Income	Included in OCI					
(In millions)								
Fixed maturity securities:								
Asset-backed:								
Residential mortgage-backed	$ 629	$ (10)	$ 15	$ 181		$ (48)	$ 767	$ (13)
Commercial mortgage-backed	123	10	13	(8)	$ 7	(72)	73	(2)
Other asset-backed	348	6	30	30		(55)	359	(1)
Total asset-backed	1,100	6	58	203	7	(175)	1,199	(16)
States, municipalities and political subdivisions	756		15	(507)	2		266	
Corporate and other bonds	609	9	56	45	60	(155)	624	(4)
Redeemable preferred stock	2	6	2	(7)			3	
Fixed maturities available-for-sale	2,467	21	131	(266)	69	(330)	2,092	(20)
Fixed maturities, trading	197	9		(22)			184	5
Total fixed maturities	$ 2,664	$ 30	$ 131	$ (288)	$ 69	$ (330)	$ 2,276	$ (15)
Equity securities available-for-sale	$ 11	$ (4)	$ 1	$ 17	$ 8	$ (7)	$ 26	$ (5)
Equity securities, trading	-	2		4			6	2
Short term investments	-			37	1	(11)	27	
Other invested assets	-			26			26	(1)
Life settlement contracts	130	29		(30)			129	10
Separate account business	38			3			41	
Discontinued operations investments	16		1	(2)		(15)	-	
Derivative financial instruments, net	(48)	(27)	16	38			(21)	

2009	Balance, January 1	Net Realized Gains (Losses) and Net Change in Unrealized Gains (Losses) – Included in Net Income	Net Realized Gains (Losses) and Net Change in Unrealized Gains (Losses) – Included in OCI	Purchases, Sales, Issuances and Settlements	Transfers into Level 3	Transfers out of Level 3	Balance, December 31	Unrealized Gains (Losses) Recognized in Net Income on Level 3 Assets and Liabilities Held at December 31
(In millions)								
Fixed maturity securities:								
Asset-backed:								
Residential mortgage-backed	$ 782	$ (32)	$ 117	$ (52)	$ 71	$ (257)	$ 629	$ (12)
Commercial mortgage-backed	186	(170)	185	(24)	28	(82)	123	(175)
Other asset-backed	139	(26)	56	180	153	(154)	348	
Total asset-backed	1,107	(228)	358	104	252	(493)	1,100	(187)
States, municipalities and political subdivisions	750		72	(66)			756	
Foreign government	6					(6)	-	
Corporate and other bonds	616	(10)	126	75	23	(221)	609	(11)
Redeemable preferred stock	13	(9)	9	7		(18)	2	(9)
Fixed maturities available-for-sale	2,492	(247)	565	120	275	(738)	2,467	(207)
Fixed maturities, trading	218	16		(41)	4		197	4
Total fixed maturities	$ 2,710	$ (231)	$ 565	$ 79	$ 279	$ (738)	$ 2,664	$ (203)
Equity securities available-for-sale	$ 210		$ (1)	$ 5		$ (203)	$ 11	
Short term investments			1	7		(8)	-	
Life settlement contracts	129	$ 34		(33)			130	$ 10
Separate account business	38	(1)	5	(1)		(3)	38	
Discontinued operations investments	15	(4)	7	(2)			16	
Derivative financial instruments, net	(72)	16	(51)	59			(48)	(10)

Net realized and unrealized gains and losses are reported in Net income as follows:

Major Category of Assets and Liabilities	Consolidated Statements of Income Line Items
Fixed maturity securities available-for-sale	Investment gains (losses)
Fixed maturity securities, trading	Net investment income
Equity securities available-for-sale	Investment gains (losses)
Equity securities, trading	Net investment income
Other invested assets	Investment gains (losses)
Derivative financial instruments held in a trading portfolio	Net investment income
Derivative financial instruments, other	Investment gains (losses) and Other revenues
Life settlement contracts	Other revenues

Securities shown in the Level 3 tables may be transferred in or out of Level 3 based on the availability of observable market information used to verify pricing sources or used in pricing models. The availability of observable market information varies based on market conditions and trading volume and may cause securities to move in and out of Level 3 from reporting period to reporting period. There were no significant transfers between Level 1 and Level 2 during the year ended December 31, 2010. The Company's policy is to recognize transfers between levels at the beginning of quarterly reporting periods.

The following section describes the valuation methodologies used to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which the instruments are generally classified.

Fixed Maturity Securities

Level 1 securities include highly liquid government bonds within the U.S. Treasury securities category and securities issued by foreign governments for which quoted market prices are available. The remaining fixed maturity securities are valued using pricing for similar securities, recently executed transactions, cash flow models with yield curves, broker/dealer quotes and other pricing models utilizing observable inputs. The valuation for most fixed maturity securities is classified as Level 2. Securities within Level 2 include certain corporate bonds, states, municipalities and political subdivisions securities, foreign provincial and local government bonds, asset-backed securities, mortgage-backed pass-through securities and redeemable preferred stock. Level 2 securities may also include securities that have firm sale commitments and prices that are not recorded until the settlement date. Securities are generally assigned to Level 3 in cases where broker/dealer quotes are significant inputs to the valuation and there is a lack of transparency as to whether these quotes are based on information that is observable in the marketplace. These securities include certain corporate bonds, asset-backed securities, states, municipalities and political subdivisions securities and redeemable preferred stock. Within corporate bonds and states, municipalities and political subdivisions securities, Level 3 securities also include tax-exempt and taxable auction rate certificates. Fair value of auction rate securities is determined utilizing a pricing model with three primary inputs. The interest rate and spread inputs are observable from like instruments while the maturity date assumption is unobservable due to the uncertain nature of the principal prepayments prior to maturity.

Equity Securities

Level 1 securities include publicly traded securities valued using quoted market prices. Level 2 securities are primarily non-redeemable preferred stocks and common stocks valued using pricing for similar securities, recently executed transactions, broker/dealer quotes and other pricing models utilizing observable inputs. Level 3 securities include equity securities that are priced using internal models with inputs that are not market observable.

Derivative Financial Instruments

Exchange traded derivatives are valued using quoted market prices and are classified within Level 1 of the fair value hierarchy. Level 2 derivatives include currency forwards valued using observable market forward rates. Over-the-counter derivatives, principally interest rate swaps, total return swaps, commodity swaps, credit default swaps, equity warrants and options are valued using inputs including broker/dealer quotes and are classified within Level 2 or Level 3 of the valuation hierarchy, depending on the amount of transparency as to whether these quotes are based on information that is observable in the marketplace.

Short Term Investments

The valuation of securities that are actively traded or have quoted prices are classified as Level 1. These securities include money market funds and treasury bills. Level 2 primarily includes commercial paper, for which all inputs are observable. Level 3 securities include fixed maturity securities purchased within one year of maturity where broker/dealer quotes are significant inputs to the valuation and there is a lack of transparency to the market inputs used.

Life Settlement Contracts

The fair values of life settlement contracts are determined as the present value of the anticipated death benefits less anticipated premium payments based on contract terms that are distinct for each insured, as well as CNA's own assumptions for mortality, premium expense, and the rate of return that a buyer would require on the contracts, as no comparable market pricing data is available.

Discontinued Operations Investments

Assets relating to CNA's discontinued operations include fixed maturity securities and short term investments. The valuation methodologies for these asset types have been described above.

Separate Account Business

Separate account business includes fixed maturity securities, equities and short term investments. The valuation methodologies for these asset types have been described above.

Financial Assets and Liabilities Not Measured at Fair Value

The carrying amount and estimated fair value of the Company's financial instrument assets and liabilities which are not measured at fair value on the Consolidated Balance Sheets are listed in the table below.

December 31	**2010**		2009	
	Carrying Amount	**Estimated Fair Value**	Carrying Amount	Estimated Fair Value
(In millions)				
Financial assets:				
Other invested assets	**$ 87**	**$ 86**		
Financial liabilities:				
Premium deposits and annuity contracts	**$ 104**	**$ 105**	$ 105	$ 106
Short term debt	**647**	**662**	10	10
Long term debt	**8,830**	**9,243**	9,475	9,574

The following methods and assumptions were used in estimating the fair value of these financial assets and liabilities.

Premium deposits and annuity contracts were valued based on cash surrender values, estimated fair values or policyholder liabilities, net of amounts ceded related to sold business.

The fair value of Other invested assets is based on the present value of the expected future cash flows discounted at the current interest rate for similar financial instruments.

Fair value of debt was based on observable quoted market prices when available. When quoted market prices were not available, the fair value for debt was based on quoted market prices of comparable instruments adjusted for differences between the quoted instruments and the instruments being valued or is estimated using discounted cash flow analyses, based on current incremental borrowing rates for similar types of borrowing arrangements.

Note 5. Derivative Financial Instruments

The Company invests in certain derivative instruments for a number of purposes, including: (i) asset and liability management activities, (ii) income enhancements for its portfolio management strategy, and (iii) to benefit from anticipated future movements in the underlying markets. If such movements do not occur as anticipated, then significant losses may occur.

Monitoring procedures include senior management review of daily detailed reports of existing positions and valuation fluctuations to ensure that open positions are consistent with the Company's portfolio strategy.

The Company does not believe that any of the derivative instruments utilized by it are unusually complex, nor do these instruments contain embedded leverage features which would expose the Company to a higher degree of risk.

The Company uses derivatives in the normal course of business, primarily in an attempt to reduce its exposure to market risk (principally interest rate risk, equity price risk, commodity price risk and foreign currency risk) stemming from various assets and liabilities and credit risk (the ability of an obligor to make timely payment of principal and/or interest). The Company's principal objective under such risk strategies is to achieve the desired reduction in economic risk, even if the position does not receive hedge accounting treatment.

CNA's use of derivatives is limited by statutes and regulations promulgated by the various regulatory bodies to which it is subject, and by its own derivative policy. The derivative policy limits the authorization to initiate derivative transactions to certain personnel. Derivatives entered into for hedging, regardless of the choice to designate hedge accounting, shall have a maturity that effectively correlates to the underlying hedged asset or liability. The policy prohibits the use of derivatives containing greater than one-to-one leverage with respect to changes in the underlying price, rate or index. The policy also prohibits the use of borrowed funds, including funds obtained through securities lending, to engage in derivative transactions.

The Company has exposure to economic losses due to interest rate risk arising from changes in the level of, or volatility of, interest rates. The Company attempts to mitigate its exposure to interest rate risk in the normal course of portfolio management, which includes rebalancing its existing portfolios of assets and liabilities. In addition, various derivative financial instruments are used to modify the interest rate risk exposures of certain assets and liabilities. These strategies include the use of interest rate swaps, interest rate caps and floors, options, futures, forwards and commitments to purchase securities. These instruments are generally used to lock interest rates or market values, to shorten or lengthen durations of fixed maturity securities or to hedge (on an economic basis) interest rate risks associated with investments and variable rate debt. The Company infrequently designates these types of instruments as hedges against specific assets or liabilities.

The Company has exposure to equity price risk as a result of its investment in equity securities and equity derivatives. Equity price risk results from changes in the level or volatility of equity prices, which affect the value of equity securities, or instruments that derive their value from such securities. The Company attempts to mitigate its exposure to such risks by limiting its investment in any one security or index. The Company may also manage this risk by utilizing instruments such as options, swaps, futures and collars to protect appreciation in securities held.

The Company has exposure to credit risk arising from the uncertainty associated with a financial instrument obligor's ability to make timely principal and/or interest payments. The Company attempts to mitigate this risk by limiting credit concentrations, practicing diversification, and frequently monitoring the credit quality of issuers and counterparties. In addition, the Company may utilize credit derivatives such as credit default swaps ("CDS") to modify the credit risk inherent in certain investments. CDS involve a transfer of credit risk from one party to another in exchange for periodic payments.

Foreign currency risk arises from the possibility that changes in foreign currency exchange rates will impact the fair value of financial instruments denominated in a foreign currency. The Company's foreign transactions are primarily denominated in Australian dollars, Brazilian reais, British pounds, Canadian dollars and the European Monetary Unit. The Company typically manages this risk via asset/liability currency matching and through the use of foreign currency forwards. In May of 2009, Diamond Offshore began a hedging strategy and designated certain of its qualifying foreign currency forward exchange contracts as cash flow hedges.

In addition to the derivatives used for risk management purposes described above, the Company may also use derivatives for purposes of income enhancement. Income enhancement transactions are entered into with the intention of providing additional income or yield to a particular portfolio segment or instrument. Income enhancement transactions are limited in scope and primarily involve the sale of covered options in which the Company receives a premium in exchange for selling a call or put option.

The Company will also use CDS to sell credit protection against a specified credit event. In selling credit protection, CDS are used to replicate fixed income securities when credit exposure to certain issuers is not available or when it is economically beneficial to transact in the derivative market compared to the cash market alternative. Credit risk includes both the default event risk and market value exposure due to fluctuations in credit spreads. In selling CDS protection, the Company receives a periodic premium in exchange for providing credit protection on a single name reference obligation or a credit derivative index. If there is an event of default as defined by the CDS agreement, the Company is required to pay the counterparty the referenced notional amount of the CDS contract and in exchange the Company is entitled to receive the referenced defaulted security or the cash equivalent.

The tables below summarize open CDS contracts where the Company sold credit protection as of December 31, 2010 and 2009. The fair value of the contracts represents the amounts that the Company would receive or pay at those dates to exit the derivative positions. The maximum amount of future payments assumes no residual value in the defaulted securities that the Company would receive as part of the contract terminations and is equal to the notional value of the CDS contracts.

December 31, 2010	**Fair Value of Credit Default Swaps**	**Maximum Amount of Future Payments under Credit Default Swaps**	**Weighted Average Years To Maturity**
(In millions)			
BB-rated	**$ 1**	**$ 5**	**2.5**
B-rated		**3**	**1.5**
Total	**$ 1**	**$ 8**	**2.1**
December 31, 2009			
B-rated		$ 8	3.1
Total	$ -	$ 8	3.1

Credit exposure associated with non-performance by the counterparties to derivative instruments is generally limited to the uncollateralized fair value of the asset related to the instruments recognized on the Consolidated Balance Sheets. The Company attempts to mitigate the risk of non-performance by monitoring the creditworthiness of counterparties and diversifying derivatives to multiple counterparties. The Company generally requires that all over-the-counter derivative contracts be governed by an International Swaps and Derivatives Association ("ISDA") Master Agreement, and exchanges collateral under the terms of these agreements with its derivative investment counterparties depending on the amount of the exposure and the credit rating of the counterparty. The Company does not offset its net derivative positions against the fair value of the collateral provided. The fair value of cash collateral provided by the Company was $2 million and $7 million at December 31, 2010 and 2009. The fair value of cash collateral received from counterparties was $1 million at December 31, 2010 and December 31, 2009.

The agreements governing HighMount's derivative instruments contain certain covenants, including a maximum debt to capitalization ratio reviewed quarterly. If HighMount does not comply with these covenants, the counterparties to the derivative instruments could terminate the agreements and request payment on those derivative instruments in net liability positions. The aggregate fair value of HighMount's derivative instruments that are in a liability position was $98 million at December 31, 2010. HighMount was not required to post any collateral under the governing agreements. At December 31, 2010 HighMount was in compliance with all of its covenants under the derivatives agreements.

See Note 4 for information regarding the fair value of derivative instruments.

A summary of the aggregate contractual or notional amounts and gross estimated fair values related to derivative financial instruments follows. Equity options purchased are included in Equity securities, and all other derivative assets are reported as Receivables. Derivative liabilities are included in Payable to brokers on the Consolidated Balance Sheets. The contractual or notional amounts for derivatives are used to calculate the exchange of contractual payments under the agreements and may not be representative of the potential for gain or loss on these instruments.

December 31	**2010**			2009		
	Contractual/ Notional Amount	**Estimated Fair Value**		Contractual/ Notional Amount	Estimated Fair Value	
		Asset	**(Liability)**		Asset	(Liability)
(In millions)						
With hedge designation:						
Interest rate risk:						
Interest rate swaps	**$ 1,095**		**$ (75)**	$ 1,600		$ (135)
Commodities:						
Forwards – short	**487**	**$ 70**	**(24)**	715	$ 50	(39)
Foreign exchange:						
Currency forwards – short	**140**	**4**		114	3	
Other				13	2	
Without hedge designation:						
Equity markets:						
Options – purchased	**207**	**30**		242	45	
– written	**340**		**(10)**	282		(9)
Interest rate risk:						
Interest rate swaps	**5**		**(1)**	9		
Credit default swaps						
– purchased protection	**20**		**(2)**	116		(11)
– sold protection	**8**	**1**		8		
Futures – short				132		

Derivatives without hedge designation – For derivatives not held in a trading portfolio, new derivative transactions entered into totaled approximately $1.2 billion in notional value while derivative termination activity totaled approximately $1.2 billion during the year ended December 31, 2010. The activity during the year ended December 31, 2010 was primarily attributable to interest rate futures and forward commitments for mortgage-backed securities. New derivative transactions entered into totaled approximately $18.7 billion in notional value while derivative termination activity totaled approximately $20.3 billion during the year ended December 31, 2009. The activity during the year ended December 31, 2009 was primarily attributable to interest rate futures, interest rate options and interest rate swaps.

A summary of the recognized gains (losses) related to derivative financial instruments without hedge designation follows. Changes in the fair value of derivatives not held in a trading portfolio are reported in Investment gains (losses) and changes in the fair value of derivatives held for trading purposes are reported in Net investment income on the Consolidated Statements of Income.

Year Ended December 31	**2010**	2009	2008
(In millions)			
Included in Net investment income:			
Equity markets:			
Equity options – purchased	**$ (16)**	$ (50)	$ 29
– written	**22**	58	(86)
Futures – long	**(6)**	14	(162)
– short	**(4)**		152
Foreign Exchange:			
Currency forwards – long		(8)	(11)
– short	**(9)**	15	33
Currency options – short	**(1)**		
Interest rate risk:			
Credit default swaps – purchased protection		(8)	17
– sold protection		12	(22)
Options on government securities – short	**(66)**		
Futures – long	**(11)**	5	52
– short	**19**	(24)	(25)
Other	**(3)**	7	13
	(75)	21	(10)
Included in Investment gains (losses):			
Equity options – written		15	
Interest rate risk:			
Interest rate swaps	**(44)**	59	(59)
Credit default swaps – purchased protection	**(1)**	(47)	86
– sold protection		3	(35)
Futures – short		21	(11)
Commodity forwards – short	**14**		
Other			1
	(31)	51	(18)
Included in Other revenues:			
Currency forwards – short		9	(54)
Total	**$ (106)**	$ 81	$ (82)

Cash flow hedges – A significant portion of the Company's hedge strategies represents cash flow hedges of the variable price risk associated with the purchase and sale of natural gas and other energy-related products. As of December 31, 2010, approximately 83.0 billion cubic feet of natural gas equivalents was hedged by qualifying cash flow hedges. The effective portion of these commodity hedges is reclassed from AOCI into earnings when the anticipated transaction affects earnings. Approximately 67% of these derivatives have settlement dates in 2011 and 28% have settlement dates in 2012. As of December 31, 2010, the estimated amount of net unrealized gains associated with commodity contracts that will be reclassified into earnings during the next twelve months was $50 million. However, these amounts are likely to vary materially as a result of changes in market conditions. Diamond Offshore uses foreign currency forward exchange contracts to reduce exposure to foreign currency losses on future foreign currency expenditures. The effective portion of these hedges is reclassified from AOCI into earnings when the hedged transaction affects earnings or it is determined that the hedged transaction will not occur. As of

December 31, 2010, the estimated amount of net unrealized gains associated with these contracts that will be reclassified into earnings over the next twelve months was $4 million. The Company also uses interest rate swaps to hedge its exposure to variable interest rates or risk attributable to changes in interest rates on long term debt. The effective portion of the hedges is amortized to interest expense over the term of the related notes. As of December 31, 2010, the estimated amount of net unrealized losses associated with interest rate swaps that will be reclassified into earnings during the next twelve months was $55 million. However, this is likely to vary as a result of changes in LIBOR. For each of the years ended December 31, 2010, 2009, and 2008, the net amounts recognized due to ineffectiveness were less than $1 million.

The following table summarizes the effective portion of the net derivative gains or losses included in OCI and the amount reclassified into Income for derivatives designated as cash flow hedges and for de-designated hedges:

Year Ended December 31		**2010**		2009
(In millions)				
Amount of gain (loss) recognized in OCI:				
Commodities	**$**	**127**	$	98
Foreign exchange		**4**		10
Interest rate		**(44)**		(24)
Total	**$**	**87**	$	84
Amount of gain (loss) reclassified from AOCI into income:				
Commodities	**$**	**94**	$	250
Foreign exchange		**2**		7
Interest rate		**(107)**		(70)
Total	**$**	**(11)**	$	187

Location of gain (loss) reclassified from AOCI into income:

Type of cash flow hedge	Consolidated Statements of Income line items
Commodities	Other revenues and Investment gains (losses)
Foreign exchange	Contract drilling expenses
Interest rate	Interest and Investment gains (losses)

The Company also enters into short sales as part of its portfolio management strategy. Short sales are commitments to sell a financial instrument not owned at the time of sale, usually done in anticipation of a price decline. Short sales resulted in proceeds of $308 million and $66 million with fair value liabilities of $317 million and $78 million at December 31, 2010 and 2009. These positions are marked to market and investment gains or losses are included in Net investment income in the Consolidated Statements of Income.

Note 6. Earnings Per Share

Companies with complex capital structures are required to present basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing net income attributable to each class of common stock by the weighted average number of common shares of each class of common stock outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

Prior to the disposal of its entire ownership interest in Lorillard, the Company had two classes of common stock: former Carolina Group stock, a tracking stock intended to reflect the economic performance of a group of the Company's assets and liabilities, called the former Carolina Group, principally consisting of Lorillard, Inc. and Loews common stock, representing the economic performance of the Company's remaining assets, including the interest in the former Carolina Group not represented by former Carolina Group stock.

The attribution of income to each class of common stock was as follows:

Year Ended December 31	**2010**	2009	2008
(In millions, except %)			
Loews common stock:			
Consolidated net income - Loews	**$ 1,288**	$ 564	$ 4,530
Less income attributable to former Carolina Group stock			211
Income attributable to Loews common stock	**$ 1,288**	$ 564	$ 4,319
Former Carolina Group stock:			
Income available to former Carolina Group stock			$ 339
Weighted average economic interest of the former Carolina Group			62.4%
Income attributable to former Carolina Group stock	**$ -**	$ -	$ 211

The following is a reconciliation of basic weighted shares outstanding to diluted weighted shares:

Year Ended December 31	**2010**	2009	2008
(In millions)			
Loews common stock:			
Weighted average shares outstanding-basic	**418.72**	432.81	477.23
Stock options and SARs	**0.80**	0.64	
Weighted average shares outstanding-diluted	**419.52**	433.45	477.23
Former Carolina Group stock:			
Weighted average shares outstanding-basic			108.47
Stock options and SARs			0.13
Weighted average shares outstanding-diluted	**-**	-	108.60

Certain options and SARs were not included in the diluted weighted average shares amount due to the exercise price being greater than the average stock price for the respective periods. For the year ended December 31, 2008, common equivalent shares, consisting solely of stock options and SARs, are not included in diluted weighted average shares as their effects are antidilutive. The number of weighted average shares not included in the diluted computations is as follows:

Year Ended December 31	**2010**	2009	2008
Loews common stock	**2,384,410**	3,435,780	5,252,011
Former Carolina Group stock			255,983

Note 7. Receivables

December 31	2010	2009
(In millions)		
Reinsurance	$ 7,204	$ 6,932
Insurance	1,717	1,858
Receivable from brokers	103	221
Accrued investment income	426	417
Federal income taxes	150	352
Other, primarily customer accounts	946	1,046
Total	10,546	10,826
Less: allowance for doubtful accounts on reinsurance receivables	125	351
allowance for other doubtful accounts	279	263
Receivables	$ 10,142	$ 10,212

Note 8. Property, Plant and Equipment

December 31	2010	2009
(In millions)		
Pipeline equipment (net of accumulated DD&A of $724 and $528)	$ 6,358	$ 6,325
Offshore drilling equipment (net of accumulated DD&A of $2,986 and $2,611)	4,242	4,405
Natural gas and oil proved and unproved properties (net of accumulated DD&A of $1,991 and $2,061)	1,099	1,450
Other (net of accumulated DD&A of $963 and $859)	822	860
Construction in process	115	234
Property, plant and equipment, net	$ 12,636	$ 13,274

DD&A expense and capital expenditures are as follows:

Year Ended December 31	2010		2009		2008	
	DD&A	Capital Expend.	DD&A	Capital Expend.	DD&A	Capital Expend.
(In millions)						
CNA Financial	$ 69	$ 51	$ 75	$ 65	$ 66	$ 104
Diamond Offshore	396	399	350	1,355	291	683
HighMount	92	188	119	196	177	519
Boardwalk Pipeline	222	204	207	588	127	2,812
Loews Hotels	29	13	26	36	26	15
Corporate and other	8	5	7	2	5	30
Total	$ 816	$ 860	$ 784	$ 2,242	$ 692	$ 4,163

Capitalized interest related to the construction and upgrade of qualifying assets amounted to approximately $23 million, $29 million and $113 million for the years ended December 31, 2010, 2009 and 2008.

Pipeline Equipment

In 2010, Boardwalk Pipeline placed in service the remaining compression facilities associated with its Gulf Crossing Project, Fayetteville and Greenville Laterals and Haynesville Project. As a result, approximately $335 million was transferred from Construction in process to Pipeline equipment. The assets associated with these projects will generally be depreciated over a term of 35 years.

Offshore Drilling Equipment

In the third quarter of 2010, Diamond Offshore completed the sale of one of its high performance, premium jack-up drilling rigs, the *Ocean Shield* for a gross purchase price of $186 million and recognized a pretax gain of approximately $33 million.

Natural Gas and Oil Proved and Unproved Properties

Sale of Assets

In 2010, HighMount completed the sales of substantially all exploration and production assets located in the Antrim Shale in Michigan and in the Black Warrior Basin in Alabama for $540 million. In accordance with the full cost method of accounting, proceeds from these sales were accounted for as reductions of capitalized costs, and recorded as credits to Accumulated depreciation, depletion and amortization. See Note 2 for additional information related to these sales.

Impairment of Natural Gas and Oil Properties

At March 31, 2009 and December 31, 2008, HighMount recorded non-cash ceiling test impairment charges of $1,036 million ($660 million after tax) and $691 million ($440 million after tax), related to its carrying value of natural gas and oil properties. The impairments were recorded as credits to DD&A. The write-downs were the result of declines in commodity prices. Had the effects of HighMount's cash flow hedges not been considered in calculating the ceiling limitation, the impairments would have been $1,230 million ($784 million after tax) in 2009 and $873 million ($555 million, after tax) in 2008. No such impairment was required during 2010.

Costs Not Being Amortized

HighMount excludes from amortization the cost of unproved properties, the cost of exploratory wells in progress and major development projects in progress. Natural gas and oil property and equipment costs not being amortized as of December 31, 2010, are as follows, by the year in which such costs were incurred:

(In millions)	Total	2010	2009	2008	2007
Acquisition costs	$ 244	$ 9	$ 1	$ 1	$ 233
Exploration costs	2	1		1	
Capitalized interest	26	15	4	5	2
Total excluded costs	$ 272	$ 25	$ 5	$ 7	$ 235

Note 9. Claim and Claim Adjustment Expense Reserves

CNA's property and casualty insurance claim and claim adjustment expense reserves represent the estimated amounts necessary to resolve all outstanding claims, including claims that are incurred but not reported ("IBNR") as of the reporting date. CNA's reserve projections are based primarily on detailed analysis of the facts in each case, CNA's experience with similar cases and various historical development patterns. Consideration is given to such historical patterns as field reserving trends and claims settlement practices, loss payments, pending levels of unpaid claims and product mix, as well as court decisions, economic conditions and public attitudes. All of these factors can affect the estimation of claim and claim adjustment expense reserves.

Establishing claim and claim adjustment expense reserves, including claim and claim adjustment expense reserves for catastrophic events that have occurred, is an estimation process. Many factors can ultimately affect the final settlement of a claim and, therefore, the necessary reserve. Changes in the law, results of litigation, medical costs, the cost of repair materials and labor rates can all affect ultimate claim costs. In addition, time can be a critical part of reserving determinations since the longer the span between the incidence of a loss and the payment or settlement of the claim, the more variable the ultimate settlement amount can be. Accordingly, short-tail claims, such as property damage claims, tend to be more reasonably estimable than long-tail claims, such as workers' compensation, general liability and professional liability claims. Adjustments to prior year reserve estimates, if necessary, are reflected in the results of operations in the period that the need for such adjustments is determined. There can be no assurance that CNA's ultimate cost for insurance losses will not exceed current estimates.

Catastrophes are an inherent risk of the property and casualty insurance business and have contributed to material period-to-period fluctuations in CNA's results of operations and/or equity. CNA reported catastrophe losses, net of reinsurance, of $121 million, $89 million and $358 million for the years ended December 31, 2010, 2009 and 2008 for events occurring in those years. Catastrophe losses in 2010 related primarily to wind and thunderstorms.

The table below provides a reconciliation between beginning and ending claim and claim adjustment expense reserves, including claim and claim adjustment expense reserves of the life company:

Year Ended December 31	**2010**	2009	2008
(In millions)			
Reserves, beginning of year:			
Gross	**$ 26,816**	$ 27,593	$ 28,588
Ceded	**5,594**	6,288	7,056
Net reserves, beginning of year	**21,222**	21,305	21,532
Reduction of net reserves due to the Loss Portfolio Transfer transaction	**(1,381)**		
Reduction of net reserves due to sale of subsidiary	**(98)**		
Net incurred claim and claim adjustment expenses:			
Provision for insured events of current year	**4,741**	4,793	5,193
Decrease in provision for insured events of prior years	**(544)**	(240)	(5)
Amortization of discount	**123**	122	123
Total net incurred (a)	**4,320**	4,675	5,311
Net payments attributable to:			
Current year events	**908**	917	1,034
Prior year events	**3,776**	3,939	4,318
Total net payments	**4,684**	4,856	5,352
Foreign currency translation adjustment	**(5)**	98	(186)
Net reserves, end of year	**19,374**	21,222	21,305
Ceded reserves, end of year	**6,122**	5,594	6,288
Gross reserves, end of year	**$ 25,496**	$ 26,816	$ 27,593

(a) Total net incurred above does not agree to Insurance claims and policyholders' benefits as reflected in the Consolidated Statements of Income due to expenses incurred related to uncollectible reinsurance and loss deductible receivables, and benefit expenses related to future policy benefits and policyholders' funds, which are not reflected in the table above.

The changes in provision for insured events of prior years (net prior year claim and claim adjustment expense reserve development) were as follows:

Year Ended December 31	2010	2009	2008
(In millions)			
Core (Non-A&EP)	$ (545)	$ (396)	$ (117)
A&EP		155	110
Property and casualty reserve development	(545)	(241)	(7)
Life reserve development in life company	1	1	2
Total	$ (544)	$ (240)	$ (5)

The following tables summarize the gross and net carried reserves:

December 31, 2010	CNA Specialty	CNA Commercial	Life & Group Non-Core	Other Insurance	Total
(In millions)					
Gross Case Reserves	**$ 2,341**	**$ 6,390**	**$ 2,403**	**$ 1,430**	**$ 12,564**
Gross IBNR Reserves	**4,452**	**6,132**	**336**	**2,012**	**12,932**
Total Gross Carried Claim and Claim Adjustment Expense Reserves	**$ 6,793**	**$ 12,522**	**$ 2,739**	**$ 3,442**	**$ 25,496**
Net Case Reserves	**$ 1,992**	**$ 5,349**	**$ 1,831**	**$ 461**	**$ 9,633**
Net IBNR Reserves	**3,926**	**5,292**	**266**	**257**	**9,741**
Total Net Carried Claim and Claim Adjustment Expense Reserves	**$ 5,918**	**$ 10,641**	**$ 2,097**	**$ 718**	**$ 19,374**
December 31, 2009					
Gross Case Reserves	$ 2,208	$ 6,555	$ 2,502	$ 1,503	$ 12,768
Gross IBNR Reserves	4,714	6,688	381	2,265	14,048
Total Gross Carried Claim and Claim Adjustment Expense Reserves	$ 6,922	$ 13,243	$ 2,883	$ 3,768	$ 26,816
Net Case Reserves	$ 1,781	$ 5,306	$ 1,765	$ 935	$ 9,787
Net IBNR Reserves	4,085	5,691	255	1,404	11,435
Total Net Carried Claim and Claim Adjustment Expense Reserves	$ 5,866	$ 10,997	$ 2,020	$ 2,339	$ 21,222

A&EP Reserves

On August 31, 2010, CCC together with several of CNA's insurance subsidiaries completed a transaction with National Indemnity Company ("NICO"), a subsidiary of Berkshire Hathaway Inc., under which substantially all of CNA's legacy A&EP liabilities were ceded to NICO.

Under the terms of the NICO transaction, effective January 1, 2010 CNA ceded approximately $1.6 billion of net A&EP claim and allocated claim adjustment expense reserves to NICO under a retroactive reinsurance agreement with an aggregate limit of $4.0 billion ("Loss Portfolio Transfer"). Included in the $1.6 billion of net A&EP claim and allocated claim adjustment expense reserves was approximately $90 million of net claim and allocated claim adjustment expense reserves relating to CNA's discontinued operations. The $1.6 billion of claim and allocated claim adjustment expense reserves ceded to NICO is net of $1.2 billion of ceded claim and allocated claim adjustment expense reserves under existing third party reinsurance contracts. The NICO aggregate reinsurance limit also covers credit risk on the existing third party reinsurance related to these liabilities.

CNA paid NICO a reinsurance premium of $2.0 billion and transferred to NICO billed third party reinsurance receivables related to A&EP claims with a net book value of $215 million (net of an allowance of $100 million for doubtful accounts on billed third party reinsurance receivables, as discussed further below). As of August 31, 2010, NICO deposited approximately $2.2 billion in a collateral trust account as security for its obligations to CNA. This $2.2 billion will be reduced by the amount of net A&EP claim and allocated claim adjustment expense payments. In addition, Berkshire Hathaway Inc. guaranteed the payment obligations of NICO up to the full aggregate reinsurance limit as well as certain of NICO's performance obligations under the trust agreement. NICO is responsible for claims handling and billing and collection from third party reinsurers related to CNA's A&EP claims.

The following table displays the impact of the Loss Portfolio Transfer on the Consolidated Statements of Income:

(In millions)	2010
Other operating expenses	**$ (529)**
Income tax benefit	**185**
Loss from continuing operations, included in the Other Insurance segment	**(344)**
Loss from discontinued operations	**(21)**
Net loss	**(365)**
Amounts attributable to noncontrolling interests	**37**
Net loss attributable to Loews Corporation	**$ (328)**

In connection with the transfer of billed third party reinsurance receivables related to A&EP claims and the coverage of credit risk afforded under the terms of the Loss Portfolio Transfer, CNA reduced its allowance for doubtful accounts on billed third party reinsurance receivables and ceded claim and allocated claim adjustment expense reserves by $200 million. This reduction is reflected in Other operating expenses presented above.

In its most recent actuarial ground up review of pollution exposure completed in the fourth quarter of 2010, CNA noted adverse development in various pollution accounts due to increases in average account severity. As a result of this review, CNA recorded $80 million of gross unfavorable pollution-related claim and claim adjustment expense reserve development for the year ended December 31, 2010, which has been ceded under the Loss Portfolio Transfer resulting in no net prior year development. The gross A&EP claim and allocated claim adjustment expense reserves ceded under the Loss Portfolio Transfer and other existing third party reinsurance agreements were $2.5 billion at December 31, 2010. The remaining amount available under the $4.0 billion aggregate limit of the Loss Portfolio Transfer was $2.3 billion on an incurred basis at December 31, 2010. The net ultimate losses paid under the Loss Portfolio Transfer were $154 million through December 31, 2010.

The Loss Portfolio Transfer is considered a retroactive reinsurance contract. In the event that the cumulative claim and allocated claim adjustment expenses ceded under the Loss Portfolio Transfer exceed the consideration paid, the resulting gain from such excess would be deferred. A cumulative amortization adjustment would be recognized in earnings in the period such excess arises so that the resulting deferred gain would reflect the balance that would have existed if the revised estimate was available at the inception date of the Loss Portfolio Transfer.

Net Prior Year Development

Changes in estimates of claim and allocated claim adjustment expense reserves and premium accruals, net of reinsurance, for prior years are defined as net prior year development. These changes can be favorable or unfavorable. The following tables and discussion include the net prior year development recorded for CNA Specialty, CNA Commercial and Other Insurance segments for the years ended December 31, 2010, 2009 and 2008. The net prior year development presented below includes premium development due to its direct relationship to claim and claim adjustment expense reserve development. The net prior year development presented below includes the impact of commutations and write-offs, but excludes the impact of increases or decreases in the allowance for doubtful accounts on reinsurance receivables. See Note 17 for further discussion of the allowance for doubtful accounts on reinsurance receivables.

Favorable net prior year development of $2 million and $53 million was recorded in the Life & Group Non-Core segment for the years ended December 31, 2010 and 2009, and unfavorable net prior year development of $15 million was recorded for the year ended December 31, 2008. Included in the 2009 favorable development is the impact of a settlement reached in 2009 with Willis Limited that resolved litigation related to the placement of personal accident reinsurance between 1997 and 1999. Under this settlement agreement, Willis Limited agreed to pay CNA a total of $130 million, which is reported as a loss recovery of $94 million, net of reinsurance.

Year Ended December 31, 2010	**CNA Specialty**	**CNA Commercial**	**Other Insurance**	**Total**
(In millions)				
Pretax unfavorable (favorable) net prior year claim and allocated claim adjustment expense reserve development				
Core (Non-A&EP)	**$ (341)**	**$ (304)**	**$ 8**	**$ (637)**
A&EP				
Pretax unfavorable (favorable) net prior year development before impact of premium development	**(341)**	**(304)**	**8**	**(637)**
Pretax unfavorable (favorable) premium development	**(3)**	**48**	**(2)**	**43**
Total pretax unfavorable (favorable) net prior year development	**$ (344)**	**$ (256)**	**$ 6**	**$ (594)**
Year Ended December 31, 2009				
Pretax unfavorable (favorable) net prior year claim and allocated claim adjustment expense reserve development				
Core (Non-A&EP)	$ (218)	$ (230)	$ 4	$ (444)
A&EP			155	155
Pretax unfavorable (favorable) net prior year development before impact of premium development	(218)	(230)	159	(289)
Pretax unfavorable (favorable) premium development	(6)	87		81
Total pretax unfavorable (favorable) net prior year development	$ (224)	$ (143)	$ 159	$ (208)
Year Ended December 31, 2008				
Pretax unfavorable (favorable) net prior year claim and allocated claim adjustment expense reserve development				
Core (Non-A&EP)	$ (97)	$ (102)	$ 14	$ (185)
A&EP			110	110
Pretax unfavorable (favorable) net prior year development before impact of premium development	(97)	(102)	124	(75)
Pretax unfavorable (favorable) premium development	(9)	5	(1)	(5)
Total pretax unfavorable (favorable) net prior year development	$ (106)	$ (97)	$ 123	$ (80)

CNA Specialty

The following table and discussion provides further detail of the net prior year claim and allocated claim adjustment expense reserve development recorded for the CNA Specialty segment:

Year Ended December 31 (In millions)	2010	2009	2008
Medical Professional Liability	$ (98)	$ (62)	$ (28)
Other Professional Liability	(129)	(98)	(3)
Surety	(103)	(51)	(36)
Warranty			(9)
Other	(11)	(7)	(21)
Total pretax unfavorable (favorable) net prior year claim and allocated claim adjustment expense reserve development	$ (341)	$ (218)	$ (97)

2010

Favorable development for medical professional liability was primarily due to lower than expected frequency of large losses, primarily in accident years 2007 and prior, partially offset by unfavorable development in accident years 2008 and 2009 due to increased frequency of large losses related to medical products.

Favorable development for other professional liability was recorded primarily in accident years 2007 and prior in errors & omissions and directors & officers' coverages due to several factors, including reduced frequency of large claims and the result of reviews of large claims. Unfavorable development in employment practices liability, errors & omissions and directors & officers' coverages was recorded in accident years 2008 and 2009, driven by the economic recession and higher unemployment.

Favorable development for surety coverages was primarily due to a decrease in the estimated loss on a large national contractor in accident year 2005 and lower than expected claim emergence in accident years 2008 and prior.

2009

Favorable development for medical professional liability was primarily due to better than expected frequency and severity in accident years 2005 and prior, including claims closing favorable to expectations and favorable changes on individually reviewed accounts.

Favorable development for other professional liability was primarily in financial institutions, accountants and lawyers, directors & officers and life agents coverages. For financial institutions, favorable development was due to favorable experience on a number of large claims in accident years 2003 and prior and decreased frequency of large claims in accident years 2007 and prior. Favorable development in accountants and lawyers was due to better than expected large claim frequency in accident years 2004 through 2006. Favorable development in directors & officers and life agents coverages was due to lower than expected large claim frequency. Additionally, favorable development in CNA's European affiliate was primarily due to favorable emergence relative to expectations in non-financial directors & officers and errors & omissions coverages.

Favorable development for surety coverages was driven by claim activity substantially below expectations, primarily in accident years 2004 through 2007.

2008

Favorable development for medical professional liability was primarily due to better than expected frequency of large losses in accident years 2005 and 2006 for health care facilities and medical technology firms.

Favorable development was recorded for other professional liability, primarily in financial institutions within CNA's European affiliate due to decreased severity in accident years 2006 and prior, and in small accounting firms related to favorable outcomes on individual claims in accident years 2004 through 2006. Additionally, unfavorable development was recorded related to other professional liability, primarily reflecting an increase in the frequency of large claims related to large law firms in accident years 1998 through 2005 and fidelity claims in accident year 2007.

Favorable development for surety coverages was due to better than expected frequency in accident years 2002 through 2006.

Other favorable development related to HealthPro property coverages and was due to lower frequency of claims in accident years 2004 through 2007.

CNA Commercial

The following table and discussion provides further detail of the net prior year claim and allocated claim adjustment expense reserve development recorded for the CNA Commercial segment:

Year Ended December 31 (In millions)	2010	2009	2008
Commercial Auto	$ (88)	$ (9)	$ 21
General Liability	(59)	(100)	(444)
Workers Compensation	47	69	487
Property and Other	(204)	(190)	(166)
Total pretax unfavorable (favorable) net prior year claim and allocated claim adjustment expense reserve development	$ (304)	$ (230)	$ (102)

2010

Favorable development for commercial auto coverages was primarily due to lower than expected frequency and severity trends in accident years 2009 and prior.

Favorable development for general liability and umbrella coverages was primarily due to better than expected loss emergence in accident years 2006 and prior. Unfavorable development was primarily driven by increased claim frequency in accident years 2004 and prior for excess workers' compensation and in accident years 2008 and 2009 for a portion of CNA's primary casualty surplus lines book. Unfavorable development was also recorded for accident years prior to 2001 related to mass tort claims primarily as a result of increased defense costs on specific mass tort accounts, including amounts related to unallocated claim adjustment expenses.

Unfavorable development in workers' compensation was related to increased severity of indemnity losses relative to expectations on claims related to Defense Base Act contractors primarily in accident years 2008 and prior.

Favorable development was recorded for property and marine coverages. Favorable development on catastrophe claims was due to lower than expected incurred loss emergence, primarily in accident years 2008 and 2009. Favorable non-catastrophe development was due to lower than expected severity in accident years 2009 and prior. Favorable development in marine business was primarily due to decreased claim frequency and favorable cargo salvage recoveries in recent accident years as well as lower than expected severity for excess liability in accident years 2005 and prior. Favorable property and marine development in CNA's European operation was due to lower than expected frequency of large claims primarily in accident year 2009.

In addition to the net prior year claim and allocated claim adjustment expense reserve development discussed above, CNA recorded premium development due to changes in ultimate premium estimates relating to retrospectively rated policies and premium changes on policies with auditable exposure.

2009

Favorable development was recorded in auto coverages, primarily driven by decreased frequency in CNA's Hawaiian affiliate.

Favorable development was recorded for general liability coverages. Favorable development in construction defect exposures was due to decreased frequency and severity trends in accident years 2003 and prior. Favorable development in non-construction defect exposures was primarily due to claims closing favorable to expectations in accident years 2006 and prior. Favorable development in CNA's Canadian affiliate's casualty programs was primarily driven by severity emerging favorable to prior expectations. Unfavorable development was recorded due to higher than anticipated litigation costs related to mass tort exposures, primarily in accident years 1997 and prior.

Unfavorable workers' compensation development was due to increased paid and incurred severity primarily in the small and middle markets businesses in accident years 2004, 2007 and 2008. Unfavorable development was recorded related to increased severity of indemnity losses relative to expectations on workers' compensation claims related to Defense Base Act contractors primarily in accident years 2004 through 2008.

Favorable development was recorded for property coverages. Favorable catastrophe development was driven by the favorable settlement of several claims primarily in accident years 2005 and 2007, and better than expected frequency and severity on claims in accident year 2008. Favorable non-catastrophe development primarily related to large property and marine coverages in accident years 2007 and 2008. Favorable development was recorded in CNA's European affiliate's property, cargo, and personal accident and travel businesses driven by both frequency and severity emerging favorably to prior expectations, particularly in accident years 2007 and 2008.

In addition to the net prior year claim and allocated claim adjustment expense reserve development discussed above, CNA recorded unfavorable premium development related to changes in estimated ultimate premium on retrospectively rated coverages, an estimated liability for an assessment related to a reinsurance association driven by large workers' compensation policies, and less premium processing on auditable policies due to reduced exposures in the current economic environment.

2008

Favorable development was recorded for general liability coverages. Favorable development in construction defect exposures was due to lower severity resulting from various claim handling initiatives and lower than expected frequency of claims, primarily in accident years 1999 and prior. Claim handling initiatives have resulted in an increase in the number of claims closed without payment and increased recoveries from other parties involved in the claims. Lower construction defect frequency is due to underwriting initiatives designed to limit the exposure to future construction defect claims. Favorable development in non-construction defect exposures was due to decreased frequency and severity of claims across multiple accident years. The improvement was due to underwriting initiatives and favorable outcomes on individual claims. Favorable development in an excess and surplus program covering facilities that provide services to developmentally disabled individuals was primarily due to decreased frequency and severity of claims in accident years 2000 through 2004. Unfavorable development for excess workers' compensation was due to claims in accident years 2002 and prior. Increasing medical inflation, increased life expectancy resulting from advances in medical care, and reviews of individual claims have resulted in higher cost estimates of existing claims and a higher estimate of the number of claims expected to reach excess layers.

Unfavorable development was recorded for workers' compensation primarily due to the impact of claim cost inflation on lifetime medical and home health care claims in accident years 1999 and prior. The changes were driven by increased life expectancy due to advances in medical care and increasing medical inflation. Unfavorable development for large account business was also driven by workers' compensation claim cost inflation primarily in accident years 2001 and prior.

In 2008, the amount due from policyholders related to losses under deductible policies within CNA Commercial was reduced for insolvent insureds. The reduction, which was reflected as unfavorable development, had no effect on 2008 results of operations as CNA had previously recognized provisions in prior years. These impacts were reported in Insurance claims and policyholders' benefits in the 2008 Consolidated Statements of Income.

Favorable development was recorded in property coverages primarily due to decreased frequency and severity in recent years, including favorable outcomes on claims relating to catastrophes primarily in accident year 2005.

Other Insurance

2009

Unfavorable development was recorded related to asbestos. CNA noted adverse development in various asbestos accounts due to increases in average claim severity and defense expense arising from increased trial activity. Additionally, CNA has not seen a decline in the overall emergence of new accounts during the last few years.

Unfavorable development was recorded related to environmental pollution. CNA noted adverse development in various pollution accounts due to changes in the liabilities attributed to its policyholders and adverse changes in case law impacting insurers' coverage obligations. These changes in turn increased CNA's account estimates on certain accounts. In addition, the frequency of environmental pollution claims did not decline at the rate previously anticipated.

2008

Unfavorable development was recorded related to environmental pollution. CNA noted adverse development in various pollution accounts due to changes in liability and/or coverage circumstances. These changes in turn increased CNA's estimates for incurred but not reported claims. In addition, unfavorable development was recorded related to commutations of ceded reinsurance arrangements. This unfavorable development was substantially offset by a release of a previously established allowance for doubtful accounts on reinsurance receivables.

Note 10. Leases

Leases cover office facilities, machinery and computer equipment. The Company's hotels in some instances are constructed on leased land. Rent expense amounted to $92 million, $95 million and $98 million for the years ended December 31, 2010, 2009 and 2008. The table below presents the future minimum lease payments to be made under non-cancelable operating leases along with lease and sublease minimum receipts to be received on owned and leased properties.

	Future Minimum Lease	
Year Ended December 31	**Payments**	**Receipts**
(In millions)		
2011	$ 58	$ 2
2012	55	2
2013	49	2
2014	35	
2015	31	
Thereafter	93	
Total	$ 321	$ 6

Note 11. Income Taxes

The Company and its eligible subsidiaries file a consolidated federal income tax return. The Company has entered into a separate tax allocation agreement with CNA, a majority-owned subsidiary in which its ownership exceeds 80%. The agreement provides that the Company will: (i) pay to CNA the amount, if any, by which the Company's consolidated federal income tax is reduced by virtue of inclusion of CNA in the Company's return, or (ii) be paid by CNA an amount, if any, equal to the federal income tax that would have been payable by CNA if it had filed a separate consolidated return. The agreement may be canceled by either of the parties upon thirty days written notice.

For 2008 through 2010, the Company has participated in the Compliance Assurance Process ("CAP"), which is a voluntary program for a limited number of large corporations. Under CAP, the Internal Revenue Service ("IRS") conducts a real-time audit and works contemporaneously with the Company to resolve any issues prior to the filing of the tax return. The Company believes this approach should reduce tax-related uncertainties, if any. The Company's 2009 tax year is under examination by the IRS. Although the outcome of tax audits is always uncertain, the Company believes that any adjustments resulting from audits will not have a material impact on its results of operations, financial position and cash flows. The Company and/or its subsidiaries also file income tax returns in various state, local and foreign jurisdictions. These returns, with few exceptions, are no longer subject to examination by the various taxing authorities before 2006.

Diamond Offshore, which is not included in the Company's consolidated federal income tax return, files income tax returns in the U.S. federal, various state and foreign jurisdictions. Diamond Offshore's 2007 through 2009 U.S. federal income tax returns remain subject to examination. The 2008 federal income tax return is currently under examination. Tax years that remain subject to examination by the various other jurisdictions include years 2002 to 2009.

The current and deferred components of income tax expense (benefit), excluding taxes on discontinued operations, are as follows:

Year Ended December 31	**2010**	2009	2008
(In millions)			
Income tax expense (benefit):			
Federal:			
Current	**$ 154**	$ 3	$ 195
Deferred	**466**	149	(368)
State and city:			
Current	**21**	7	22
Deferred	**15**	(9)	(10)
Foreign	**239**	195	168
Total	**$ 895**	$ 345	$ 7

The components of U.S. and foreign income before income tax and a reconciliation between the federal income tax expense at statutory rates and the actual income tax expense is as follows:

Year Ended December 31	**2010**	2009	2008
Income before income tax:			
U.S.	**$ 2,236**	$ 989	$ 29
Foreign	**666**	741	558
Total	**$ 2,902**	$ 1,730	$ 587
Income tax expense at statutory rate	**$ 1,016**	$ 606	$ 205
Increase (decrease) in income tax expense resulting from:			
Exempt investment income	**(85)**	(120)	(119)
Foreign related tax differential	**(105)**	(195)	(93)
Amortization of deferred charges associated with intercompany rig sales to other tax jurisdictions	**30**	12	(1)
Taxes related to domestic affiliate	**34**	49	46
Partnership earnings not subject to taxes	**(33)**	(16)	(31)
Unrecognized tax benefit	**31**	8	5
Other	**7**	1	(5)
Income tax expense	**$ 895**	$ 345	$ 7

Provision has been made for the expected U.S. federal income tax liabilities applicable to undistributed earnings of subsidiaries, except for certain subsidiaries for which the Company intends to invest the undistributed earnings indefinitely, or recover such undistributed earnings tax-free. Except for certain foreign sourced activities which Diamond Offshore plans to distribute, it is Diamond Offshore's intention to indefinitely reinvest future earnings of the subsidiary to finance foreign activities. At December 31, 2010, the Company has not provided deferred taxes of $209 million, if sold through a taxable sale, on $598 million of undistributed earnings related to a domestic affiliate. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings of foreign subsidiaries is not practicable.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Year Ended December 31	**2010**	2009
(In millions)		
Balance at January 1	**$ 27**	$ 24
Additions based on tax positions related to the current year	**3**	4
Additions for tax positions related to prior years	**16**	5
Lapse of statute of limitations		(6)
Balance at December 31	**$ 46**	$ 27

Certain foreign income tax returns will no longer be subject to examination and as a result, there is a reasonable possibility that the amount of unrecognized tax benefits will decrease by $7 million. At December 31, 2010, there were $46 million of tax benefits related to Diamond Offshore that if recognized would affect the effective rate.

The Company recognizes interest accrued related to: (i) unrecognized tax benefits in Interest expense and (ii) tax refund claims in Other revenues on the Consolidated Statements of Income. The Company recognizes penalties in Income tax expense on the Consolidated Statements of Income. The Company recorded approximately $5 million and $1 million for interest expense for the years ended December 31, 2010 and 2008 and $3 million of interest income for the year ended December 31, 2009. Penalties of approximately $12 million, $5 million and $1 million were recorded by the Company for the years ended December 31, 2010, 2009 and 2008. The Company recognized a liability for interest of $9 million and $4 million and penalties of $25 million and $13 million at December 31, 2010 and 2009.

The following table summarizes deferred tax assets and liabilities:

December 31 **(In millions)**	**2010**	2009
Deferred tax assets:		
Insurance reserves:		
Property and casualty claim and claim adjustment expense reserves	**$ 525**	$ 606
Unearned premium reserves	**127**	111
Receivables	**99**	185
Employee benefits	**375**	378
Life settlement contracts	**64**	72
Investment valuation differences	**70**	316
Net loss and tax credits carried forward	**126**	63
Net unrealized losses		36
Basis differential in investment in subsidiary	**32**	32
Other	**200**	295
Deferred tax assets	**1,618**	2,094
Deferred tax liabilities:		
Deferred acquisition costs	**(284)**	(297)
Net unrealized gains	**(326)**	
Property, plant and equipment	**(644)**	(427)
Basis differential in investment in subsidiary	**(477)**	(521)
Other liabilities	**(160)**	(222)
Deferred tax liabilities	**(1,891)**	(1,467)
Net deferred tax asset (liability)	**$ (273)**	$ 627

As of December 31, 2010, the Company has federal loss carryforwards with a tax effect of approximately $31 million which expire in 2014 and 2030 and federal tax credit carryforwards of $53 million, of which $49 million expire in 2019 and 2020. Diamond Offshore has foreign operating loss carryforwards with a tax effect of approximately $35 million, of which $15 million have an indefinite life with the remaining benefits expiring between 2014 and 2020.

Although realization of deferred tax assets is not assured, management believes it is more likely than not that the recognized deferred tax assets will be realized through recoupment of ordinary and capital taxes paid in prior carryback years and through future earnings, reversal of existing temporary differences and available tax planning strategies.

Note 12. Debt

December 31 (In millions)		2010		2009
Loews Corporation (Parent Company):				
Senior:				
8.9% debentures due 2011 (effective interest rate of 9.0%) (authorized, $175)	$	**175**	$	175
5.3% notes due 2016 (effective interest rate of 5.4%) (authorized, $400) (a)		**400**		400
6.0% notes due 2035 (effective interest rate of 6.2%) (authorized, $300) (a)		**300**		300
CNA Financial:				
Senior:				
6.0% notes due 2011(effective interest rate of 6.1%) (authorized, $400)		**400**		400
8.4% notes due 2012 (effective interest rate of 8.6%) (authorized, $100)		**70**		70
Variable rate revolving credit facility due 2012 (effective interest rate of 2.7%)				150
5.9% notes due 2014 (effective interest rate of 6.0%) (authorized, $549)		**549**		549
6.5% notes due 2016 (effective interest rate of 6.6%) (authorized, $350)		**350**		350
7.0% notes due 2018 (effective interest rate of 7.1%) (authorized, $150)		**150**		150
7.4% notes due 2019 (effective interest rate of 7.5%) (authorized, $350)		**350**		350
5.9% notes due 2020 (effective interest rate of 6.0%) (authorized, $500)		**500**		
7.3% debentures due 2023 (effective interest rate of 7.3%) (authorized, $250)		**243**		243
5.1% debentures due 2034 (effective interest rate of 5.1%) (authorized, $31)		**31**		31
Other senior debt (effective interest rates approximate 4.6% and 5.3%)		**23**		24
Diamond Offshore:				
Senior:				
5.2% notes due 2014 (effective interest rate of 5.2%) (authorized, $250) (a)		**250**		250
4.9% notes due 2015 (effective interest rate of 5.0%) (authorized, $250) (a)		**250**		250
5.9% notes due 2019 (effective interest rate of 6.0%) (authorized, $500) (a)		**500**		500
Zero coupon convertible debentures due 2020, net of discount of $2 (effective interest rate of 3.6%)				4
5.7% notes due 2039 (effective interest rate of 5.8%) (authorized $500) (a)		**500**		500
HighMount:				
Senior:				
Variable rate term loans due 2012 (effective interest rate of 5.7% and 5.8%)		**1,100**		1,600
Boardwalk Pipeline:				
Senior:				
Variable rate revolving credit facility due 2012 (effective interest rate of 0.5%)		**703**		554
8.0% subordinated loan due 2012		**100**		100
5.8% notes due 2012 (effective interest rate of 6.0%) (authorized, $225) (a)		**225**		225
5.5% notes due 2013 (effective interest rate of 5.8%) (authorized, $250) (a)		**250**		250
4.6% notes due 2015 (effective interest rate of 5.1%) (authorized, $250) (a)		**250**		250
5.1% notes due 2015 (effective interest rate of 5.2%) (authorized, $275) (a)		**275**		275
5.9% notes due 2016 (effective interest rate of 6.0%) (authorized, $250) (a)		**250**		250
5.5% notes due 2017 (effective interest rate of 5.6%) (authorized, $300) (a)		**300**		300
6.3% notes due 2017 (effective interest rate of 6.4%) (authorized, $275) (a)		**275**		275
5.2% notes due 2018 (effective interest rate of 5.4%) (authorized, $185) (a)		**185**		185
5.8% notes due 2019 (effective interest rate of 5.9%) (authorized, $350) (a)		**350**		350
7.3% debentures due 2027 (effective interest rate of 8.1%) (authorized, $100)		**100**		100
Loews Hotels:				
Senior debt, principally mortgages (effective interest rates approximate 4.1%)		**220**		224
Elimination of intercompany debt		**(100)**		(100)
		9,524		9,534
Less unamortized discount		**47**		49
Debt	$	**9,477**	$	9,485

(a) Redeemable in whole or in part at the greater of the principal amount or the net present value of scheduled payments discounted at the specified treasury rate plus a margin.

December 31, 2010	Principal	Unamortized Discount	Net	Short Term Debt	Long Term Debt
(In millions)					
Loews Corporation	$ 875	$ 8	$ 867	$ 175	$ 692
CNA Financial	2,666	15	2,651	400	2,251
Diamond Offshore	1,500	13	1,487		1,487
HighMount	1,100		1,100		1,100
Boardwalk Pipeline	3,263	11	3,252		3,252
Loews Hotels	220		220	72	148
Elimination of intercompany debt	(100)		(100)		(100)
Total	$ 9,524	$ 47	$ 9,477	$ 647	$ 8,830

In August of 2010, CNA issued $500 million aggregate principal amount of 5.9% senior notes due in 2020 in a public offering. CNA used the net proceeds to redeem $500 million of its 2008 senior preferred stock held by the Company.

On August 1, 2007, CNA entered into a credit agreement with a syndicate of banks and other lenders. The credit agreement established a five year $250 million senior unsecured revolving credit facility which is intended to be used for general corporate purposes. Borrowings under the revolving credit facility bear interest at the London Interbank Offered Rate ("LIBOR") plus CNA's credit risk spread. Under the credit agreement, CNA is required to pay certain fees, including a facility fee and a utilization fee, both of which would adjust automatically in the event of a change in CNA's financial ratings. The credit agreement includes covenants regarding maintenance of a minimum consolidated net worth and a specified ratio of consolidated indebtedness to consolidated total capitalization. The outstanding amount due under this credit agreement as of December 31, 2009 was repaid during 2010, leaving the full limit of $250 million available as of December 31, 2010. CNA's remaining debt obligations contain customary covenants for investment grade insurers. As of December 31, 2010, CNA was in compliance with all covenants.

In February of 2011, CNA issued $400 million aggregate principal amount of 5.75% ten-year senior notes due August 15, 2021 in a public offering. Additionally, CNA announced the redemption of the outstanding $400 million aggregate principal amount of its 6.0% senior notes due in 2011 plus required interest and payments. CNA anticipates the redemption to be completed in March of 2011.

Diamond Offshore maintains a $285 million syndicated, senior unsecured revolving credit facility, for general corporate purposes, including loans and performance or standby letters of credit which bears interest at a rate per annum equal to, at its election, either; (i) the higher of the prime rate or the federal funds rate plus 50 basis points or (ii) LIBOR plus an applicable margin based on Diamond Offshore's current credit ratings. As of December 31, 2010, there were no loans outstanding under the credit facility, however, $22 million in letters of credit were issued which reduced the available capacity under the facility. As of December 31, 2010, Diamond Offshore was in compliance with all covenants.

HighMount maintains $1.1 billion of variable rate term loans which bear interest at LIBOR plus an applicable margin. HighMount has entered into interest rate swaps for a notional amount of $1.1 billion to hedge its exposure to fluctuations in LIBOR. These swaps effectively fix the interest rate at 5.7%. In 2010, HighMount used proceeds from the sale of its exploration and production assets in Michigan and Alabama, approximately $500 million, to reduce the outstanding debt under its term loans. The loans also provide for a revolving credit facility with available capacity of $368 million. Borrowings under the credit facility bear interest at LIBOR plus an applicable margin or a base rate defined as the greater of the prime rate or the federal funds rate plus 50 basis points. Among other customary covenants, HighMount cannot exceed a predetermined total debt to capitalization ratio. As of December 31, 2010, no debt was outstanding under the revolving facility, however, $2 million in letters of credit were issued. At December 31, 2010, HighMount was in compliance with all of its debt covenants under the credit agreement.

Boardwalk Pipeline maintains aggregate lending commitments of a $950 million revolving credit facility under which Boardwalk Pipeline and its operating subsidiaries each may borrow funds, up to applicable sub-limits.

Borrowings under the credit facility bear interest at a rate per annum equal to at its election, either; (i) the higher of the prime rate or the Federal funds rate plus 50 basis points or (ii) LIBOR plus an applicable margin. Among other customary covenants, each of the borrowers must maintain a minimum ratio, as of the last day of each fiscal quarter, of consolidated total debt to consolidated earnings before interest, income taxes and depreciation and amortization (as defined in the agreement), measured for the preceding twelve months, of not more than five to one.

As of December 31, 2010, Boardwalk Pipeline had $703 million of loans outstanding under the revolving credit facility with a weighted-average interest rate on the borrowings of 0.5% and had no letters of credit issued. As of December 31, 2010, Boardwalk Pipeline and its operating subsidiaries were in compliance with all covenant requirements under the credit facility. The revolving credit facility has a maturity date of June 29, 2012, however, all outstanding revolving loans on such date may be converted to term loans having a maturity date of June 29, 2013.

In January of 2011, Boardwalk Pipeline issued $325 million aggregate principal amount of 4.5% senior notes due February 1, 2021. The net proceeds of the offering were used to reduce borrowings under the revolving credit facility. In February of 2011, Boardwalk Pipeline intends to use the revolving credit facility to fund the redemption of $135 million of its 5.5% notes due April 2013.

At December 31, 2010, the aggregate of long term debt maturing in each of the next five years is approximately as follows: $647 million in 2011, $2,101 million in 2012, $255 million in 2013, $804 million in 2014, $900 million in 2015 and $4,817 million thereafter.

Note 13. Accumulated Other Comprehensive Income (Loss)

The components of Accumulated other comprehensive income (loss) are as follows:

(In millions)	Unrealized Gains (Losses) on Investments	OTTI Losses	Cash Flow Hedges	Foreign Currency	Pension Liability	Accumulated Other Comprehensive Income (Loss)
Balance, January 1, 2008	$ 68		$ (56)	$ 117	$ (194)	$ (65)
Unrealized holding losses on investments, after tax of $1,949 and $15	(3,558)		(29)			(3,587)
Adjustment for items included in Net income, after tax of $(16), $(39) and $(20)	30		70		34	134
Foreign currency translation adjustment				(161)		(161)
Pension liability adjustment, after tax of $201					(388)	(388)
Disposal of discontinued operations, after tax of $(33)					53	53
Amounts attributable to noncontrolling interests	368		(1)	16	45	428
Balance, December 31, 2008	(3,092)		(16)	(28)	(450)	(3,586)
Adjustment to initially apply accounting guidance for other-than-temporary impairment losses, after tax of $(31) and $(34)	(58)	$ (64)				(122)
Unrealized holding gains (losses) on investments, after tax of $(1,756), $103 and $(26)	3,212	(190)	49			3,071
Adjustment for items included in Net income, after tax of $(269), $(51) and $63	499	95	(116)			478
Foreign currency translation adjustment				117		117
Pension liability adjustment, after tax of $(7)					6	6
Amounts attributable to noncontrolling interests	(388)	15	2	(12)		(383)
Balance, December 31, 2009	173	(144)	(81)	77	(444)	(419)
Unrealized holding gains on investments, after tax of $(319), $(32) and $(30)	**585**	**59**	**54**			**698**
Adjustments for items included in Net income, after tax of $48, $(15) and $(4)	**(89)**	**27**	**7**			**(55)**
Foreign currency translation adjustment				**49**		**49**
Pension liability adjustment, after tax of $(15)					**29**	**29**
Amounts attributable to noncontrolling interests	**(62)**	**(7)**	**2**	**(5)**		**(72)**
Balance, December 31, 2010	**$ 607**	**$ (65)**	**$ (18)**	**$ 121**	**$ (415)**	**$ 230**

Note 14. Statutory Accounting Practices (Unaudited)

CNA's domestic insurance subsidiaries maintain their accounts in conformity with accounting practices prescribed or permitted by insurance regulatory authorities, which vary in certain respects from GAAP. In converting from statutory accounting principles to GAAP, the more significant adjustments include deferral of policy acquisition costs and the inclusion of net unrealized holding gains or losses in shareholders' equity relating to certain fixed maturity securities.

CNA's insurance subsidiaries are domiciled in various jurisdictions. These subsidiaries prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the respective jurisdictions' insurance regulators. Prescribed statutory accounting practices are set forth in a variety of publications of the National Association of Insurance Commissioners ("NAIC") as well as state laws, regulations and general administrative rules.

CNA's ability to pay dividends and other credit obligations is significantly dependent on receipt of dividends from its subsidiaries. The payment of dividends to CNA by its insurance subsidiaries without prior approval of the insurance department of each subsidiary's domiciliary jurisdiction is limited by formula. Dividends in excess of these amounts are subject to prior approval by the respective state insurance departments.

Dividends from CCC are subject to the insurance holding company laws of the State of Illinois, the domiciliary state of CCC. Under these laws, ordinary dividends, or dividends that do not require prior approval by the Department, may be paid only from earned surplus, which is calculated by removing unrealized gains from unassigned surplus. As of December 31, 2010, CCC is in a positive earned surplus position, enabling CCC to pay approximately $980 million of dividend payments during 2011 that would not be subject to the Department's prior approval. The actual level of dividends paid in any year is determined after an assessment of available dividend capacity, holding company liquidity and cash needs as well as the impact the dividends will have on the statutory surplus of the applicable insurance company.

CNA's domestic insurance subsidiaries are subject to risk-based capital requirements. Risk-based capital is a method developed by the NAIC to determine the minimum amount of statutory capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. The formula for determining the amount of risk-based capital specifies various factors, weighted based on the perceived degree of risk, which are applied to certain financial balances and financial activity. The adequacy of a company's actual capital is evaluated by a comparison to the risk-based capital results, as determined by the formula. Companies below minimum risk-based capital requirements are classified within certain levels, each of which requires specified corrective action. As of December 31, 2010 and 2009, all of CNA's domestic insurance subsidiaries exceeded the minimum risk-based capital requirements.

Subsidiaries with insurance operations outside the United States are also subject to insurance regulation in the countries in which they operate. CNA has legal entity and branch operations in other countries, primarily the United Kingdom, Canada and Bermuda. CNA's foreign legal entities and branch met or exceeded regulatory capital requirements.

Combined statutory capital and surplus and net income (loss), determined in accordance with accounting practices prescribed or permitted by insurance regulatory authorities for the Combined Continental Casualty Companies and the life company, were as follows:

	Statutory Capital and Surplus		Statutory Net Income (Loss)		
	December 31		Year Ended December 31		
Unaudited	**2010 (b)**	2009	**2010 (b)**	2009	2008
(In millions)					
Combined Continental Casualty Companies (a)	**$ 9,821**	$ 9,338	**$ 258**	$ 17	$ (172)
Life company	**498**	448	**86**	(65)	(51)

(a) Represents the combined statutory surplus of CCC and its subsidiaries, including the Life company.
(b) Preliminary

Note 15. Supplemental Natural Gas and Oil Information (Unaudited)

Users of this information should be aware that the process of estimating quantities of proved natural gas, NGLs and crude oil reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. As a result, revisions to existing reserve estimates may occur from time to time. Although every reasonable effort is made to ensure reserve estimates reported represent the most accurate assessments possible, the subjective decisions and variances in available data for various reservoirs make these estimates generally less precise than other estimates included in the financial statement disclosures.

Proved reserves represent quantities of natural gas, NGLs and oil which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be recoverable in the future from known reservoirs under existing economic conditions, operating methods and government regulations. Proved developed reserves are proved reserves which can be expected to be recovered through existing wells with existing equipment, infrastructure and operating methods.

Estimates of reserves as of December 31, 2010, 2009 and 2008 are based upon studies for each of HighMount's properties prepared by HighMount staff engineers. Calculations were prepared using standard geological and engineering methods generally accepted by the petroleum industry and in accordance with SEC guidelines. Ryder Scott Company, L.P., an independent third party petroleum engineering consulting firm, has audited HighMount's reserve estimates in accordance with the "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information" promulgated by the Society of Petroleum Engineers. All proved reserves are located in the United States of America.

Reserves

Estimated net quantities of proved natural gas and oil (including condensate and NGLs) reserves at December 31, 2010, 2009 and 2008 and changes in the reserves during 2010, 2009 and 2008 are shown in the schedule below:

Proved Developed and Undeveloped Reserves	Natural Gas	NGLs and Oil	Natural Gas Equivalents
	(Bcf)	(thousands of barrels)	(Bcfe)
January 1, 2008	1,896	96,282	2,474
Changes in reserves:			
Extensions, discoveries and other additions	56	3,140	75
Revisions of previous estimates (a)	(185)	(10,925)	(251)
Production	(79)	(3,859)	(102)
Sales of reserves in place	(1)	(54)	(1)
Purchases of reserves in place	7	243	8
December 31, 2008	1,694	84,827	2,203
Changes in reserves:			
Extensions, discoveries and other additions	39	2,278	53
Revisions of previous estimates (b)	(141)	(6,669)	(181)
Production	(77)	(3,679)	(99)
Sales of reserves in place	(1)	(2,919)	(19)
Purchases of reserves in place	7		7
December 31, 2009	1,521	73,838	1,964
Changes in reserves:			
Extensions, discoveries and other additions (c)	**251**	**13,370**	**331**
Revisions of previous estimates (d)	**(407)**	**(24,518)**	**(554)**
Production	**(57)**	**(3,263)**	**(77)**
Sales of reserves in place	**(363)**	**(232)**	**(364)**
Purchases of reserves in place			
December 31, 2010	**945**	**59,195**	**1,300**
Proved developed reserves at:			
December 31, 2008	1,310	64,175	1,695
December 31, 2009	1,231	58,227	1,580
December 31, 2010	**741**	**45,804**	**1,016**

(a) The 2008 revision is primarily attributable to lower commodity prices at December 31, 2008 as compared to December 31, 2007. The year end 2008 pricing caused the reclassification of some proven undeveloped reserves to a non-proved category. Additionally, higher operating costs in 2008 resulted in a reduction of the remaining proven developed producing reserves.

(b) The 2009 revision is primarily attributable to lower 2009 average prices as compared to December 31, 2008. The lower 2009 average prices caused the reclassification of some proven undeveloped reserves.

(c) HighMount added 238 Bcfe of proved undeveloped reserves from non-proved categories in 2010. These additions pertain to locations HighMount expects to drill during the next five years. Additionally, HighMount added 42 Bcfe primarily through drilling and the remaining 51 Bcfe in additions were associated with the Alabama and Michigan properties prior to sale.

(d) During 2010, HighMount reclassified 208 Bcfe of proved undeveloped reserves to a non-proved category due to certain wells reaching their five year maturity as a result of reduced drilling activity in 2009 and 2010. Additionally, HighMount reduced its proved developed and proved undeveloped reserves by 346 Bcfe as a result of higher production declines on its producing wells than previously anticipated.

Capitalized Costs

The aggregate amounts of costs capitalized for natural gas and NGL producing activities, and related aggregate amounts of accumulated depletion follow:

December 31 **(In millions)**	**2010**	2009	2008
Subject to depletion	$ **2,818**	$ 3,194	$ 2,923
Costs excluded from depletion	**272**	317	422
Gross natural gas, NGL, and oil properties	**3,090**	3,511	3,345
Less accumulated depletion	**1,991**	2,061	915
Net natural gas, NGL, and oil properties	$ **1,099**	$ 1,450	$ 2,430

The following costs were incurred in natural gas and NGL producing activities:

Year Ended December 31 **(In millions)**	**2010**	2009	2008
Acquisition of properties:			
Proved		$ 7	$ 8
Unproved	$ **29**	24	36
Subtotal	**29**	31	44
Exploration costs	**5**	8	10
Development costs (a)	**143**	148	425
Total	$ **177**	$ 187	$ 479

(a) Development costs incurred for proved undeveloped reserves were $23, $27 and $139 in 2010, 2009 and 2008.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Natural Gas and NGL Reserves

The following table represents a calculation of the standardized measure of discounted future net cash flows relating to proved natural gas and NGL reserve quantities that HighMount owns:

December 31, **(In millions)**	**2010**	2009	2008
Future cash inflows (a) (b)	$ **6,044**	$ 7,171	$ 10,120
Less:			
Future production costs	**2,073**	3,098	3,461
Future development costs	**580**	538	986
Future income tax expense	**571**	455	1,120
Future cash flows	**2,820**	3,080	4,553
Less annual discount (10.0% a year)	**1,863**	1,982	2,990
Standardized measure of discounted future net cash flows	$ **957**	$ 1,098	$ 1,563

(a) 2010, 2009 and 2008 amounts exclude the effect of derivative instruments designated as hedges of future sales of production at year end.
(b) The following prices were used in the determination of standardized measure:

December 31	**2010**	2009	2008
Gas (per million British thermal units)	$ **4.38**	$ 3.87	$ 5.71
NGL (per barrel)	**43.75**	31.73	22.00
Oil (per barrel)	**79.43**	61.18	44.60

In the foregoing determination of future cash inflows, sales prices for natural gas and NGL for 2010 and 2009 represent average prices during 2010 and 2009, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within 2010 and 2009, changed for contractual arrangements with customers. The 2008 prices were based on contractual arrangements or market prices at year end. Future costs of developing and producing the proved natural gas and NGL reserves reported at the end of each year shown were based on costs determined at each such year end, assuming the continuation of existing economic conditions. Future income taxes were computed by applying the appropriate year end or future statutory tax rate to future pretax net cash flows, less the tax basis of the properties involved, and giving effect to tax deductions, permanent differences and tax credits.

It is not intended that the FASB's standardized measure of discounted future net cash flows represent the fair market value of HighMount's proved reserves. HighMount cautions that the disclosures shown are based on estimates of proved reserve quantities and future production schedules which are inherently imprecise and subject to revision and the 10.0% discount rate. In addition, costs and prices as of the measurement date are used in the determinations, and no value was assigned to probable or possible reserves.

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Natural Gas and NGL Reserves

The following table is a summary of changes between the total standardized measure of discounted future net cash flows at the beginning and end of each year:

Year Ended December 31	**2010**	2009	2008
(In millions)			
Standardized measure, beginning of period	**$ 1,098**	$ 1,563	$ 3,010
Changes in the year resulting from:			
Sales and transfers of natural gas and NGL produced during the year, less production costs	**(345)**	(466)	(594)
Net changes in prices and development costs	**890**	(443)	(2,205)
Extensions, discoveries and other additions, less production and development costs	**67**	46	69
Previously estimated development costs incurred during the period	**23**	41	170
Revisions of previous quantity estimates	**(346)**	19	(94)
Net changes in purchases and sales of proved reserves in place	**(446)**	(42)	11
Accretion of discount	**114**	182	408
Income taxes	**(77)**	220	821
Net changes in production rates and other	**(21)**	(22)	(33)
Standardized measure, end of period	**$ 957**	$ 1,098	$ 1,563

Note 16. Benefit Plans

Pension Plans – The Company has several non-contributory defined benefit plans for eligible employees. Benefits for certain plans are determined annually based on a specified percentage of annual earnings (based on the participant's age or years of service) and a specified interest rate (which is established annually for all participants) applied to accrued balances. The benefits for another plan which covers salaried employees are based on formulas which include, among others, years of service and average pay. The Company's funding policy is to make contributions in accordance with applicable governmental regulatory requirements.

Other Postretirement Benefit Plans – The Company has several postretirement benefit plans covering eligible employees and retirees. Participants generally become eligible after reaching age 55 with required years of service. Actual requirements for coverage vary by plan. Benefits for retirees who were covered by bargaining units vary by each unit and contract. Benefits for certain retirees are in the form of a Company health care account.

Benefits for retirees reaching age 65 are generally integrated with Medicare. Other retirees, based on plan provisions, must use Medicare as their primary coverage, with the Company reimbursing a portion of the unpaid amount; or are reimbursed for the Medicare Part B premium or have no Company coverage. The benefits provided by the Company are basically health and, for certain retirees, life insurance type benefits.

In November of 2010, CNA changed a postretirement benefit that resulted in a plan amendment. The effect of this change was a reduction to the accumulated postretirement benefit obligation of $60 million at December 31, 2010 and an increase in the net periodic benefit of $1 million for the year ended December 31, 2010.

The Company funds certain of these benefit plans, and accrues postretirement benefits during the active service of those employees who would become eligible for such benefits when they retire. The Company uses December 31 as the measurement date for its plans.

Weighted-average assumptions used to determine benefit obligations:

	Pension Benefits			**Other Postretirement Benefits**		
December 31	**2010**	2009	2008	**2010**	2009	2008
Discount rate	**5.3%**	5.7%	6.3%	**5.0%**	5.6%	6.3%
Expected long term rate of return on plan assets	**7.5% to 8.0%**	7.5% to 8.0%	7.5% to 8.0%	**4.6%**	5.4%	6.2%
Rate of compensation increase	**4.0% to 5.5%**	3.0% to 5.5%	3.0% to 5.8%			

Weighted-average assumptions used to determine net periodic benefit cost:

	Pension Benefits			**Other Postretirement Benefits**		
Year Ended December 31	**2010**	2009	2008	**2010**	2009	2008
Discount rate	**5.7%**	6.3%	6.0%	**5.6%**	6.3%	5.9%
Expected long term rate of return on plan assets	**7.5% to 8.0%**	7.5% to 8.0%	7.5% to 8.0%	**5.4%**	5.4%	6.2%
Rate of compensation increase	**4.0% to 5.5%**	3.0% to 5.8%	4.0% to 7.0%			

The expected long term rate of return for plan assets is determined based on widely-accepted capital market principles, long term return analysis for global fixed income and equity markets as well as the active total return oriented portfolio management style. Long term trends are evaluated relative to market factors such as inflation, interest rates and fiscal and monetary policies, in order to assess the capital market assumptions as applied to the plan. Consideration of diversification needs and rebalancing is maintained.

Assumed health care cost trend rates:

December 31	**2010**	2009	2008
Health care cost trend rate assumed for next year	**4.0% to 9.0%**	4.0% to 9.0%	4.0% to 9.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**4.0% to 5.0%**	4.0% to 5.0%	4.0% to 5.0%
Year that the rate reaches the ultimate trend rate	**2011-2020**	2010-2019	2009-2018

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point	
	Increase	**Decrease**
(In millions)		
Effect on total of service and interest cost	**$ -**	**$ (1)**
Effect on postretirement benefit obligation	**6**	**(9)**

Net periodic benefit cost components:

	Pension Benefits			Other Postretirement Benefits		
Year Ended December 31	**2010**	2009	2008	**2010**	2009	2008
(In millions)						
Service cost	**$ 26**	$ 26	$ 30	**$ 2**	$ 2	$ 2
Interest cost	**168**	171	165	**11**	13	13
Expected return on plan assets	**(176)**	(156)	(194)	**(4)**	(2)	(5)
Amortization of unrecognized net (gain) loss	**28**	30	6	**2**	(15)	1
Amortization of unrecognized prior service benefit				**(24)**	(8)	(24)
Regulatory asset (increase) decrease		(1)		**5**	5	5
Net periodic benefit cost	**$ 46**	$ 70	$ 7	**$ (8)**	$ (5)	$ (8)

The following provides a reconciliation of benefit obligations:

	Pension Benefits		Other Postretirement Benefits	
	2010	2009	**2010**	2009
(In millions)				
Change in benefit obligation:				
Benefit obligation at January 1	**$ 3,029**	$ 2,821	**$ 221**	$ 214
Service cost	**26**	26	**2**	2
Interest cost	**168**	171	**11**	13
Plan participants' contributions			**7**	8
Amendments			**(60)**	
Actuarial (gain) loss	**104**	177	**(3)**	6
Benefits paid from plan assets	**(180)**	(172)	**(18)**	(23)
Foreign exchange	**(1)**	6	**(1)**	1
Benefit obligation at December 31	**3,146**	3,029	**159**	221
Change in plan assets:				
Fair value of plan assets at January 1	**2,303**	2,037	**73**	67
Actual return on plan assets	**256**	348	**3**	9
Company contributions	**90**	84	**8**	12
Plan participants' contributions			**7**	8
Benefits paid from plan assets	**(180)**	(172)	**(18)**	(23)
Foreign exchange	**(1)**	6		
Fair value of plan assets at December 31	**2,468**	2,303	**73**	73
Funded status	**$ (678)**	$ (726)	**$ (86)**	$ (148)
Amounts recognized in the Consolidated Balance Sheets consist of:				
Other assets	**$ 7**	$ 2	**$ 22**	$ 20
Other liabilities	**(685)**	(728)	**(108)**	(168)
Net amount recognized	**$ (678)**	$ (726)	**$ (86)**	$ (148)

(In millions)	Pension Benefits 2010	Pension Benefits 2009	Other Postretirement Benefits 2010	Other Postretirement Benefits 2009
Amounts recognized in Accumulated other comprehensive income (loss), not yet recognized in net periodic (benefit) cost:				
Prior service cost (credit)	**$ 3**	$ 3	**$ (181)**	$ (144)
Net actuarial loss	**819**	824	**45**	50
Net amount recognized	**$ 822**	$ 827	**$ (136)**	$ (94)
Information for plans with projected and accumulated benefit obligations in excess of plan assets:				
Projected benefit obligation	**$ 3,034**	$ 2,974		
Accumulated benefit obligation	**2,925**	2,798	**$ 108**	$ 168
Fair value of plan assets	**2,349**	2,185		

The accumulated benefit obligation for all defined benefit pension plans was $3.0 billion and $2.9 billion at December 31, 2010 and 2009.

The Company employs a total return approach whereby a mix of equity and fixed maturity securities are used to maximize the long term return of plan assets for a prudent level of risk and manage cash flows according to plan requirements. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of the plan liabilities, plan funded status and corporate financial conditions. The investment portfolio contains a diversified blend of fixed maturity, equity and short term securities. Alternative investments, including limited partnerships, are used to enhance risk adjusted long term returns while improving portfolio diversification. At December 31, 2010, the Company had committed $51 million to future capital calls from various third-party limited partnership investments in exchange for an ownership interest in the related partnerships. Derivatives may be used to gain market exposure in an efficient and timely manner. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews.

The table below presents the estimated amounts to be recognized from Accumulated other comprehensive income into net periodic cost (benefit) during 2011.

(In millions)	Pension Benefits	Other Postretirement Benefits
Amortization of net actuarial loss	$ 30	$ 2
Amortization of prior service credit		(27)
Total estimated amounts to be recognized	$ 30	$ (25)

The table below presents the estimated future minimum benefit payments at December 31, 2010.

Expected future benefit payments	Pension Benefits	Other Postretirement Benefits
(In millions)		
2011	$ 200	$ 16
2012	199	13
2013	208	12
2014	212	13
2015	219	13
Thereafter	1,173	60
	$ 2,211	$ 127

In 2011, it is expected that contributions of approximately $76 million will be made to pension plans and $20 million to postretirement healthcare and life insurance benefit plans.

Pension plan assets measured at fair value on a recurring basis are summarized below.

December 31, 2010	**Level 1**	**Level 2**	**Level 3**	**Total**
(In millions)				
Fixed maturity securities:				
Asset-backed		**$ 230**	**$ 10**	**$ 240**
Corporate and other bonds		**305**	**10**	**315**
States, municipalities and political subdivisions		**92**		**92**
Total fixed maturity securities	**$ -**	**627**	**20**	**647**
Equity securities	**536**	**77**	**6**	**619**
Short term investments	**114**	**7**		**121**
Limited partnerships and other invested assets	**1**	**578**	**493**	**1,072**
Investment contracts with insurance company			**9**	**9**
Total	**$ 651**	**$ 1,289**	**$ 528**	**$ 2,468**

December 31, 2009				
Fixed maturity securities:				
Asset-backed		$ 212	$ 57	$ 269
Corporate and other bonds	$ 17	363		380
States, municipalities and political subdivisions		71		71
Total fixed maturity securities	17	646	57	720
Equity securities	365	54	5	424
Short term investments	214			214
Limited partnerships and other invested assets	2	502	432	936
Investment contracts with insurance company			9	9
Total	$ 598	$ 1,202	$ 503	$ 2,303

The limited partnership investments are recorded at fair value, which represents the plans' share of the net asset value of each partnership, as determined by the General Partner. Level 2 includes limited partnership investments which can be redeemed at net asset value in 90 days or less. Level 3 includes limited partnership investments with withdrawal provisions greater than 90 days, or for which withdrawals are not permitted until the termination of the partnership.

The fair value of the guaranteed investment contracts is an estimate of the amount that would be received in an orderly sale to a market participant at the measurement date. The amount the plan would receive from the contract holder if the contracts were terminated is the primary input and is unobservable. The guaranteed investment contracts are therefore classified as Level 3 investments.

For a discussion of the valuation methodologies used to measure fixed maturity securities, equities, derivatives and short term investments, see Note 4.

The tables below present reconciliations for all pension plan assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2010 and 2009:

2010	**Balance at January 1,**	**Actual Return on Assets Still Held at December 31,**	**Actual Return on Assets Sold during the Year Ended December 31,**	**Net Purchases, Sales, and Settlements**	**Net Transfers In (Out) of Level 3**	**Balance at December 31,**
(In millions)						
Asset-backed	**$ 57**		**$ 6**	**$ (53)**		**$ 10**
Corporate and other bonds				**10**		**10**
Equity securities	**5**	**$ 1**				**6**
Limited partnerships and other invested assets	**432**	**75**	**1**	**(15)**		**493**
Investment contracts with insurance company	**9**					**9**
Total	**$ 503**	**$ 76**	**$ 7**	**$ (58)**	**$ -**	**$ 528**
2009						
Asset-backed	$ 54		$ 9	$ (6)		$ 57
Equity securities	2			5	$ (2)	5
Limited partnerships and other invested assets	683	$ 182	1	68	(502)	432
Investment contracts with insurance company	8	1				9
Total	$ 747	$ 183	$ 10	$ 67	$ (504)	$ 503

Other postretirement benefits plan assets measured at fair value on a recurring basis are summarized below.

December 31, 2010	**Level 1**	**Level 2**	**Level 3**	**Total**
(In millions)				
Fixed maturity securities:				
U.S. Treasury securities and obligations of government agencies	**$ 8**			**$ 8**
Asset-backed		**$ 8**		**8**
Corporate and other bonds		**18**		**18**
States municipalities and political subdivisions		**33**		**33**
Total fixed maturity securities	**8**	**59**	**$ -**	**67**
Equity securities	**3**			**3**
Short term investments	**3**			**3**
Limited partnerships				
Total	**$ 14**	**$ 59**	**$ -**	**$ 73**

December 31, 2009	Level 1	Level 2	Level 3	Total
(In millions)				
Fixed maturity securities:				
Asset-backed		$ 2		$ 2
Corporate and other bonds		17		17
States municipalities and political subdivisions		28		28
Total fixed maturity securities	$ -	47	$ -	47
Short term investments	9			9
Limited partnerships			16	16
Total	$ 9	$ 47	$ 16	$ 72

The tables below present reconciliations for all Other postretirement benefit plan assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2010 and 2009:

2010	Balance at January 1,	Actual Return on Assets Still Held at December 31,	Actual Return on Assets Sold during the Year Ended December 31,	Net Purchases, Sales, and Settlements	Net Transfers In (Out) of Level 3	Balance at December 31,
(In millions)						
Limited partnerships	**$ 16**		**$ 1**	**$ (17)**		
Total	**$ 16**	**$ -**	**$ 1**	**$ (17)**	**$ -**	**$ -**
2009						
Limited partnerships	$ 23	$ 4		$ (11)		$ 16
Total	$ 23	$ 4	$ -	$ (11)	$ -	$ 16

Savings Plans – The Company and its subsidiaries have several contributory savings plans which allow employees to make regular contributions based upon a percentage of their salaries. Matching contributions are made up to specified percentages of employees' contributions. The contributions by the Company and its subsidiaries to these plans amounted to $104 million, $98 million and $91 million for the years ended December 31, 2010, 2009 and 2008.

Stock Option Plans – In 2005, shareholders approved the amended and restated Loews Corporation 2000 Stock Option Plan (the "Loews Plan"). The aggregate number of shares of Loews common stock for which options or SARs may be granted under the Loews Plan is 12,000,000 shares, and the maximum number of shares of Loews common stock with respect to which options or SARs may be granted to any individual in any calendar year is 1,200,000 shares. The exercise price per share may not be less than the fair market value of the common stock on the date of grant. Generally, options and SARs vest ratably over a four-year period and expire in ten years.

A summary of the stock option and SAR transactions for the Loews Plan follows:

	2010		2009	
	Number of Awards	**Weighted Average Exercise Price**	Number of Awards	Weighted Average Exercise Price
Awards outstanding, January 1	**5,657,996**	**$ 31.242**	5,375,400	$ 30.836
Granted	**962,850**	**36.544**	1,017,500	27.896
Exercised	**(500,658)**	**19.860**	(506,154)	16.549
Canceled	**(15,687)**	**35.055**	(228,750)	39.336
Awards outstanding, December 31	**6,104,501**	**33.082**	5,657,996	31.242
Awards exercisable, December 31	**3,965,726**	**$ 31.501**	3,635,066	$ 28.442
Shares available for grant, December 31	**2,500,784**		3,447,947	

The following table summarizes information about the Company's stock options and SARs outstanding in connection with the Loews Plan at December 31, 2010:

	Awards Outstanding			**Awards Exercisable**	
Range of exercise prices	**Number of Shares**	**Weighted Average Remaining Contractual Life**	**Weighted Average Exercise Price**	**Number of Shares**	**Weighted Average Exercise Price**
$10.01-20.00	**948,519**	**2.1**	**$ 17.765**	**948,519**	**$ 17.765**
20.01-30.00	**1,295,145**	**6.1**	**24.614**	**804,506**	**24.174**
30.01-40.00	**2,364,962**	**7.1**	**35.648**	**1,198,188**	**34.914**
40.01-50.00	**1,284,000**	**6.6**	**45.245**	**850,086**	**45.164**
50.01-60.00	**211,875**	**6.1**	**51.080**	**164,427**	**51.080**

In 2010, the Company awarded SARs totaling 962,850 shares. In accordance with the Loews Plan, the Company has the ability to settle SARs in shares or cash and has the intention to settle in shares. The SARs balance at December 31, 2010 was 4,381,083 shares.

The weighted average remaining contractual terms of awards outstanding and exercisable as of December 31, 2010, were 6.0 years and 4.9 years. The aggregate intrinsic values of awards outstanding and exercisable at December 31, 2010 were $46 million and $37 million. The total intrinsic value of awards exercised during 2010 was $9 million, $8 million and $6 million for the years ended 2010, 2009 and 2008.

The Company recorded stock-based compensation expense of $11 million, $13 million and $11 million related to the Loews Plan for the years ended December 31, 2010, 2009 and 2008. The related income tax benefits recognized were $4 million, $4 million and $4 million. At December 31, 2010, the compensation cost related to nonvested awards not yet recognized was $14 million, and the weighted average period over which it is expected to be recognized is 2.2 years.

The fair value of granted options and SARs for the Loews Plan were estimated at the grant date using the Black-Scholes pricing model with the following assumptions and results:

Year Ended December 31	**2010**	2009	2008
Expected dividend yield	**0.7%**	0.9%	0.6%
Expected volatility	**24.7%**	47.4%	40.2%
Weighted average risk-free interest rate	**2.0%**	1.9%	2.9%
Expected holding period (in years)	**5.0**	5.0	5.0
Weighted average fair value of awards	**$ 8.57**	$ 10.77	$ 16.10

Note 17. Reinsurance

CNA cedes insurance to reinsurers to limit its maximum loss, provide greater diversification of risk, minimize exposures on larger risks and to exit certain lines of business. The ceding of insurance does not discharge the primary liability of CNA. Therefore, a credit exposure exists with respect to property and casualty and life reinsurance ceded to the extent that any reinsurer is unable to meet its obligations or to the extent that the reinsurer disputes the liabilities assumed under reinsurance agreements. Property and casualty reinsurance coverages are tailored to the specific risk characteristics of each product line and CNA's retained amount varies by type of coverage. Reinsurance contracts are purchased to protect specific lines of business such as property and workers' compensation. Corporate catastrophe reinsurance is also purchased for property and workers' compensation exposure. Currently most reinsurance contracts are purchased on an excess of loss basis. CNA also utilizes facultative reinsurance in certain lines. In addition, CNA assumes reinsurance as a member of various reinsurance pools and associations.

The following table summarizes the amounts receivable from reinsurers:

December 31 **(In millions)**	**2010**	2009
Reinsurance receivables related to insurance reserves:		
Ceded claim and claim adjustment expenses	**$ 6,122**	$ 5,594
Ceded future policy benefits	**822**	859
Ceded policyholders' funds	**37**	39
Reinsurance receivables related to paid losses	**223**	440
Reinsurance receivables	**7,204**	6,932
Less allowance for doubtful accounts	**125**	351
Reinsurance receivables, net of allowance for doubtful accounts	**$ 7,079**	$ 6,581

CNA has established an allowance for doubtful accounts on reinsurance receivables. In 2010, CNA reduced its allowance for doubtful accounts on billed third party reinsurance receivables and ceded claim and allocated claim adjustment expense reserves by $200 million in connection with the Loss Portfolio Transfer as further discussed in Note 9. The impact of this reduction was included in the loss recorded on the Loss Portfolio Transfer in Other operating expenses on the Consolidated Statements of Income. The additional reduction in the allowance during 2010 primarily related to write-offs of reinsurance receivable balances and was presented as a component of Insurance claims and policyholders' benefits on the Consolidated Statements of Income.

CNA attempts to mitigate its credit risk related to reinsurance by entering into reinsurance arrangements with reinsurers that have credit ratings above certain levels and by obtaining collateral. The primary methods of obtaining collateral are through reinsurance trusts, letters of credit and funds withheld balances. Such collateral was approximately $4.0 billion and $1.9 billion at December 31, 2010 and 2009. On a more limited basis, CNA may enter into reinsurance agreements with reinsurers that are not rated, primarily captive reinsurers.

CNA's largest recoverables from a single reinsurer at December 31, 2010, including prepaid reinsurance premiums, was approximately $2.8 billion from subsidiaries of Berkshire Hathaway Group, $1.1 billion from subsidiaries of Swiss Re Group, $600 million from subsidiaries of Munich Re Group and $450 million from subsidiaries of the Hartford Insurance Group. The recoverable from the Berkshire Hathaway Group includes amounts related to third party reinsurance for which a subsidiary of Berkshire Hathaway has assumed the credit risk under the terms of the Loss Portfolio Transfer as discussed in Note 9.

The effects of reinsurance on earned premiums are shown in the following table:

	Direct	Assumed	Ceded	Net	Assumed/ Net %
(In millions)					
Year Ended December 31, 2010					
Property and casualty	**$ 7,716**	**$ 66**	**$ 1,849**	**$ 5,933**	**1.1%**
Accident and health	**534**	**49**	**2**	**581**	**8.4**
Life	**60**		**59**	**1**	
Earned premiums	**$ 8,310**	**$ 115**	**$ 1,910**	**$ 6,515**	**1.8%**
Year Ended December 31, 2009					
Property and casualty	$ 8,028	$ 67	$ 1,968	$ 6,127	1.1%
Accident and health	550	51	7	594	8.6
Life	84		84		
Earned premiums	$ 8,662	$ 118	$ 2,059	$ 6,721	1.8%
Year Ended December 31, 2008					
Property and casualty	$ 8,496	$ 164	$ 2,121	$ 6,539	2.5%
Accident and health	592	46	28	610	7.5
Life	99		98	1	
Earned premiums	$ 9,187	$ 210	$ 2,247	$ 7,150	2.9%

Included in the direct and ceded earned premiums for the years ended December 31, 2010, 2009 and 2008 are $1,383 million, $1,385 million and $1,326 million related to business that is 100% reinsured as a result of a significant captive program.

Life and accident and health premiums are primarily from long duration contracts; property and casualty premiums are primarily from short duration contracts.

Insurance claims and policyholders' benefits reported on the Consolidated Statements of Income are net of reinsurance recoveries of $1,121 million, $1,297 million and $1,781 million for the years ended December 31, 2010, 2009 and 2008, including $735 million, $897 million and $893 million related to the significant captive program discussed above.

The impact of reinsurance on life insurance inforce is shown in the following table:

December 31	Direct	Assumed	Ceded	Net
(In millions)				
2010	**$ 8,015**	**-**	**$ 8,001**	**$ 14**
2009	9,159	-	9,144	15
2008	10,805	-	10,790	15

As of December 31, 2010 and 2009, CNA has ceded $1,301 million and $1,409 million of claim and claim adjustment expense reserves, future policy benefits and policyholders' funds as a result of business operations sold in prior years. Subject to certain exceptions, the purchasers assumed the credit risk of the sold business that was primarily reinsured to other carriers.

Note 18. Quarterly Financial Data (Unaudited)

2010 Quarter Ended	**Dec. 31**	**Sept. 30**	**June 30**	**March 31**
(In millions, except per share data)				
Total revenues	**$ 3,715**	**$ 3,701**	**$ 3,486**	**$ 3,713**
Income attributable to:				
Loews common stock:				
Income from continuing operations	**466**	**56**	**365**	**420**
Per share-basic	**1.12**	**0.13**	**0.88**	**0.99**
Per share-diluted	**1.12**	**0.13**	**0.87**	**0.99**
Discontinued operations, net	**-**	**(20)**	**1**	**-**
Per share-basic	**-**	**(0.04)**	**-**	**-**
Per share-diluted	**-**	**(0.04)**	**-**	**-**
Net income	**466**	**36**	**366**	**420**
Per share-basic	**1.12**	**0.09**	**0.88**	**0.99**
Per share-diluted	**1.12**	**0.09**	**0.87**	**0.99**

2009 Quarter Ended				
Total revenues	$ 3,822	$ 3,738	$ 3,534	$ 3,023
Income (loss) attributable to:				
Loews common stock:				
Income (loss) from continuing operations	403	469	341	(647)
Per share-basic	0.94	1.08	0.79	(1.49)
Per share-diluted	0.94	1.08	0.78	(1.49)
Discontinued operations, net	-	(1)	(1)	-
Per share-basic	-	-	-	-
Per share-diluted	-	-	-	-
Net income (loss) (a)	403	468	340	(647)
Per share-basic	0.94	1.08	0.79	(1.49)
Per share-diluted	0.94	1.08	0.78	(1.49)

The sum of the quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted average shares outstanding and the effects of rounding for each period.

(a) Net income attributable to Loews common stock for the fourth quarter of 2009 includes an investment gain at CNA of $217 million (after tax and noncontrolling interests) related to the sale of its holdings of Verisk Analytics Inc. Additionally, CNA recognized OTTI losses of $114 million (after tax and noncontrolling interests) in earnings primarily in the asset-backed bonds, tax-exempt and corporate and other taxable bond sectors.

Note 19. Legal Proceedings

In August 2005, CNA and certain insurance subsidiaries were joined as defendants, along with other insurers and brokers, in multidistrict litigation pending in the United States District Court for the District of New Jersey, *In re Insurance Brokerage Antitrust Litigation,* Civil No. 04-5184 (GEB). The plaintiffs' consolidated class action complaint alleges bid rigging and improprieties in the payment of contingent commissions in connection with the sale of insurance that violated federal and state antitrust laws, the federal Racketeer Influenced and Corrupt Organizations ("RICO") Act and state common law. After discovery, the District Court dismissed the federal antitrust claims and the RICO claims, and declined to exercise supplemental jurisdiction over the state law claims. The plaintiffs appealed the dismissal of their complaint to the Third Circuit Court of Appeals. In August 2010, the Court of Appeals affirmed the District Court's dismissal of the antitrust claims and the RICO claims against CNA and certain insurance subsidiaries, but vacated the dismissal of those claims against other parties. The Court of Appeals also vacated and remanded the dismissal of the state law claims against CNA and certain insurance subsidiaries and other parties to allow for further proceedings before the District Court. During the fourth quarter of 2010, CNA and certain insurance subsidiaries filed a motion to dismiss the state law claims. CNA believes it has meritorious defenses to this action and intends to defend the case vigorously.

The extent of losses beyond any amounts that may be accrued are not readily determinable at this time. However, based on facts and circumstances presently known, in the opinion of management, an unfavorable outcome will not materially affect the equity of the Company, although results of operations may be adversely affected.

The Company has been named as a defendant in the following three cases alleging substantial damages based on alleged health effects caused by smoking cigarettes or exposure to tobacco smoke, all of which also name a former subsidiary, Lorillard, Inc. or one of its subsidiaries, as a defendant. In *Cypret vs. The American Tobacco Company, Inc. et al.* (1998, Circuit Court, Jackson County, Missouri), the Company would contest jurisdiction and make use of all available defenses in the event it receives personal service of this action. In *Clalit vs. Philip Morris, Inc., et al.* (1998, Jerusalem District Court of Israel), the court initially permitted plaintiff to serve the Company outside the jurisdiction but it cancelled the leave of service in response to the Company's application, and plaintiff's appeal is pending. In *Young vs. The American Tobacco Company, Inc. et al.* (1997, Civil District Court, Orleans Parish, Louisiana), the Company filed an exception for lack of personal jurisdiction during 2000, which remains pending.

The Company does not believe it is a proper defendant in any tobacco related cases and as a result, does not believe the outcome will have a material affect on its results of operations or equity. Further, pursuant to the Separation Agreement dated May 7, 2008 between the Company and Lorillard Inc. and its subsidiaries, Lorillard Inc. and its subsidiaries have agreed to indemnify and hold the Company harmless from all costs and expenses based upon or arising out of the operation or conduct of Lorillard's business, including among other things, smoking and health claims and litigation such as the three cases described above.

While the Company intends to defend vigorously all tobacco products liability litigation, it is not possible to predict the outcome of any of this litigation. Litigation is subject to many uncertainties. It is possible that one or more of the pending actions could be decided unfavorably.

The Company and its subsidiaries are also parties to other litigation arising in the ordinary course of business. The outcome of this other litigation will not, in the opinion of management, materially affect the Company's results of operations or equity.

Note 20. Commitments and Contingencies

Guarantees

In the course of selling business entities and assets to third parties, CNA has agreed to indemnify purchasers for losses arising out of breaches of representation and warranties with respect to the business entities or assets being sold, including, in certain cases, losses arising from undisclosed liabilities or certain named litigation. Such indemnification provisions generally survive for periods ranging from nine months following the applicable closing date to the expiration of the relevant statutes of limitation. As of December 31, 2010, the aggregate amount of quantifiable indemnification agreements in effect for sales of business entities, assets and third party loans was $719 million.

In addition, CNA has agreed to provide indemnification to third party purchasers for certain losses associated with sold business entities or assets that are not limited by a contractual monetary amount. As of December 31, 2010, CNA had outstanding unlimited indemnifications in connection with the sales of certain of its business entities or assets that included tax liabilities arising prior to a purchaser's ownership of an entity or asset, defects in title at the time of sale, employee claims arising prior to closing and in some cases losses arising from certain litigation and undisclosed liabilities. These indemnification agreements survive until the applicable statutes of limitation expire, or until the agreed upon contract terms expire.

Offshore Rig Purchase Obligations

On December 30, 2010, Diamond Offshore entered into a turnkey contract with Hyundai Heavy Industries, Co. Ltd., ("Hyundai") for the construction of a new ultra-deepwater drillship with delivery scheduled for late in the second quarter of 2013. The contracted price of the new drillship is payable in two installments, of which the first installment of $155 million was paid in January 2011. The second installment of approximately $360 million is payable in 2013 upon delivery and acceptance of the drillship.

In January 2011, Diamond Offshore entered into a turnkey contract with Hyundai for the construction of a second ultra-deepwater drillship with delivery scheduled for the fourth quarter of 2013. The contract price payable to Hyundai is payable in two installments, of which the first installment of $155 million was paid in February 2011. The second installment of approximately $360 million is payable in 2013 upon delivery and acceptance of the drillship.

Note 21. Discontinued Operations

The results of discontinued operations are as follows:

Year Ended December 31	**2010**	2009	2008
(In millions)			
Revenues:			
Net investment income	**$ 6**	$ 6	$ 22
Manufactured products			1,750
Investment gains (losses)	**(1)**		3
Other	**1**		
Total (a)	**6**	6	1,775
Expenses:			
Insurance related expenses	**26**	8	10
Cost of manufactured products sold			1,039
Other operating expenses			175
Total	**26**	8	1,224
Income (loss) before income tax	**(20)**	(2)	551
Income tax expense			(200)
Results of discontinued operations	**(20)**	(2)	351
Gain on disposal (after tax of $51)			4,362
Net income (loss) from discontinued operations	**(20)**	(2)	4,713
Amounts attributable to noncontrolling interests	**1**		(1)
Net income (loss) from discontinued operations - Loews	**$ (19)**	$ (2)	$ 4,712

(a) Lorillard's revenues amounted to 99.4% of total revenues of discontinued operations for the year ended December 31, 2008. Lorillard's pretax income amounted to 100% of total pretax income of discontinued operations for the year ended December 31, 2008.

Net liabilities of discontinued operations included in Other liabilities in the Consolidated Balance Sheets are as follows:

December 31 (In millions)	2010	2009
Assets:		
Investments	$ 71	$ 141
Receivables	47	4
Other assets	13	2
Total assets	$ 131	$ 147
Liabilities:		
Insurance reserves	$ 120	$ 140
Other liabilities	13	8
Total liabilities	133	148
Net liabilities of discontinued operations (a)	$ (2)	$ (1)

(a) The net liabilities of CNA's discontinued operations totaling $2 and $1 as of December 31, 2010 and December 31, 2009 are included in Other liabilities in the Consolidated Balance Sheets. At December 31, 2010 and December 31, 2009, the insurance reserves are net of discounts of $59 and $56.

Lorillard

As discussed in Note 2, in June of 2008, the Company disposed of its entire ownership interest in Lorillard. The Consolidated Financial Statements have been reclassified to reflect Lorillard as a discontinued operation. Accordingly, revenues and expenses and cash flows of Lorillard have been excluded from the respective captions in the Consolidated Statements of Income, and Consolidated Statements of Cash Flows, and have been included in Discontinued operations, net and Net cash flows - discontinued operations.

CNA

CNA has discontinued operations, which consist of run-off insurance and reinsurance operations acquired in its merger with The Continental Corporation in 1995. As of December 31, 2010, the remaining run-off business is administered by Continental Reinsurance Corporation International, Ltd., a wholly-owned Bermuda subsidiary. The business consists of facultative property and casualty, treaty excess casualty and treaty pro-rata reinsurance with underlying exposure to a diverse, multi-line domestic and international book of business encompassing property, casualty and marine liabilities. As further discussed in Note 9, the Loss Portfolio Transfer transaction included a portion of net claim and claim adjustment expense reserves related to these discontinued operations.

The income (loss) from discontinued operations reported above related to CNA primarily represents the net investment income, realized investment gains and losses, foreign currency gains and losses, effects of the accretion of the loss reserve discount and re-estimation of the ultimate claim and claim adjustment expense of the discontinued operations.

Bulova

The Company sold Bulova for approximately $263 million in January of 2008. The Company recorded a gain of approximately $126 million, $75 million after tax, for the year ended December 31, 2008.

Note 22. Business Segments

The Company's reportable segments are primarily based on its individual operating subsidiaries. Each of the principal operating subsidiaries are headed by a chief executive officer who is responsible for the operation of its business and has the duties and authority commensurate with that position. Investment gains (losses) and the related income taxes, excluding those of CNA, are included in the Corporate and other segment.

CNA revised its reporting segments in the fourth quarter of 2010. The segment change reflects the manner in which CNA is currently organized for purposes of making operating decisions and assessing performance. Segment data for prior reporting periods has been adjusted to reflect the new segment reporting.

Claim and claim adjustment expenses and reserves for certain mass tort claims were previously reported as part of the Other Insurance segment. These mass tort claims were centrally managed along with asbestos and environmental pollution claims. A significant portion of this centralized claim group became employees of a subsidiary of Berkshire Hathaway Inc. as a result of the Loss Portfolio Transfer transaction that closed on August 31, 2010. Management responsibility for these mass tort claims has now been assigned to the segment from which the mass tort arose. This change had no impact on CNA's CNA Specialty and Life & Group Non-Core segments.

CNA's core property and casualty commercial insurance operations are reported in two business segments: CNA Specialty and CNA Commercial. CNA Specialty provides a broad array of professional, financial and specialty property and casualty products and services, primarily through insurance brokers and managing general underwriters. CNA Commercial includes property and casualty coverages sold to small businesses and middle market entities and organizations primarily through an independent agency distribution system. CNA Commercial also includes commercial insurance and risk management products sold to large corporations primarily through insurance brokers.

CNA's non-core operations are managed in two segments: Life & Group Non-Core and Other Insurance. Life & Group Non-Core primarily includes the results of the life and group lines of business that are in run-off. Other Insurance primarily includes certain corporate expenses, including interest on corporate debt, and the results of certain property and casualty business primarily in run-off, including CNA Re and A&EP.

Diamond Offshore's business primarily consists of operating 46 offshore drilling rigs that are chartered on a contract basis for fixed terms by companies engaged in exploration and production of hydrocarbons. Offshore rigs are mobile units that can be relocated based on market demand. On December 31, 2010, Diamond Offshore's drilling rigs were located offshore 13 countries in addition to the United States.

HighMount's business consists primarily of natural gas exploration and production operations located primarily in the Permian Basin in Texas, with estimated proved reserves totaling approximately 1.3 trillion cubic feet equivalent. In the second quarter of 2010, HighMount sold substantially all exploration and production assets located in the Antrim Shale in Michigan and the Black Warrior Basin in Alabama. The Michigan and Alabama properties represented approximately 17%, in aggregate, of HighMount's total proved reserves as of December 31, 2009.

Boardwalk Pipeline is engaged in the interstate transportation and storage of natural gas. This segment consists of three interstate natural gas pipeline systems originating in the Gulf Coast region, Oklahoma and Arkansas, and extending north and east through the Midwestern states of Tennessee, Kentucky, Illinois, Indiana and Ohio, with approximately 14,200 miles of pipeline.

Loews Hotels owns and/or operates 18 hotels, 16 of which are in the United States and two are in Canada.

The Corporate and other segment consists primarily of corporate investment income, including investment gains (losses) from non-insurance subsidiaries, corporate interest expense and other unallocated expenses.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1. In addition, CNA does not maintain a distinct investment portfolio for each of its insurance segments, and accordingly, allocation of assets to each segment is not performed. Therefore, net investment income and investment gains (losses) are allocated based on each segment's carried insurance reserves, as adjusted.

The following tables set forth the Company's consolidated revenues, income and assets by business segment:

Year Ended December 31	**2010**	2009	2008
(In millions)			
Revenues (a):			
CNA Financial:			
CNA Specialty	**$ 3,516**	$ 3,242	$ 3,071
CNA Commercial	**4,174**	4,069	3,938
Life & Group Non-Core	**1,357**	1,035	761
Other Insurance	**161**	126	29
Total CNA Financial	**9,208**	8,472	7,799
Diamond Offshore	**3,361**	3,653	3,486
HighMount	**455**	620	770
Boardwalk Pipeline	**1,129**	910	848
Loews Hotels	**308**	284	380
Corporate and other	**154**	178	(36)
Total	**$ 14,615**	$ 14,117	$ 13,247
Income (loss) before income tax and noncontrolling interests (a)(b):			
CNA Financial:			
CNA Specialty	**$ 1,050**	$ 732	$ 404
CNA Commercial	**770**	353	(119)
Life & Group Non-Core	**(124)**	(325)	(587)
Other Insurance	**(575)**	(209)	(248)
Total CNA Financial	**1,121**	551	(550)
Diamond Offshore	**1,333**	1,864	1,843
HighMount	**136**	(839)	(890)
Boardwalk Pipeline	**283**	157	292
Loews Hotels	**2**	(52)	62
Corporate and other	**27**	49	(170)
Total	**$ 2,902**	$ 1,730	$ 587
Net income (loss) (a)(b):			
CNA Financial:			
CNA Specialty	**$ 581**	$ 422	$ 222
CNA Commercial	**445**	233	(43)
Life & Group Non-Core	**(49)**	(152)	(309)
Other Insurance	**(322)**	(104)	(138)
Total CNA Financial	**655**	399	(268)
Diamond Offshore	**446**	643	612
HighMount	**77**	(537)	(575)
Boardwalk Pipeline	**114**	67	125
Loews Hotels	**1**	(34)	40
Corporate and other	**14**	28	(116)
Income (loss) from continuing operations	**1,307**	566	(182)
Discontinued operations, net	**(19)**	(2)	4,712
Total	**$ 1,288**	$ 564	$ 4,530

(a) Investment gains (losses) included in Revenues, Income (loss) before income tax and noncontrolling interests and Net income (loss) are as follows:

Year Ended December 31	2010	2009	2008
Revenues and income (loss) before income tax and noncontrolling interests:			
CNA Financial:			
CNA Specialty	$ 30	$ (186)	$ (257)
CNA Commercial	(15)	(360)	(526)
Life & Group Non-Core	53	(235)	(363)
Other Insurance	18	(76)	(151)
Total CNA Financial	86	(857)	(1,297)
Corporate and other	(30)	4	3
Total	$ 56	$ (853)	$ (1,294)
Net income (loss):			
CNA Financial:			
CNA Specialty	$ 18	$ (110)	$ (150)
CNA Commercial	(14)	(212)	(306)
Life & Group Non-Core	30	(138)	(212)
Other Insurance	12	(45)	(88)
Total CNA Financial	46	(505)	(756)
Corporate and other	(19)	2	2
Total	$ 27	$ (503)	$ (754)

(b) Income taxes and interest expense are as follows:

Year Ended December 31	2010		2009		2008	
	Income Taxes	Interest Expense	Income Taxes	Interest Expense	Income Taxes	Interest Expense
CNA Financial:						
CNA Specialty	$ 353	$ 1	$ 218	$ 1	$ 115	$ 2
CNA Commercial	260		79	3	(84)	
Life & Group Non-Core	(70)	23	(156)	23	(243)	23
Other Insurance	(207)	133	(80)	101	(94)	109
Total CNA Financial	336	157	61	128	(306)	134
Diamond Offshore	413	91	540	50	582	10
HighMount	48	61	(302)	80	(315)	76
Boardwalk Pipeline	73	151	44	132	79	58
Loews Hotels	1	10	(18)	9	22	11
Corporate and other	24	47	20	49	(55)	56
Total	$ 895	$ 517	$ 345	$ 448	$ 7	$ 345

Note 23. Consolidating Financial Information

The following schedules present the Company's consolidating balance sheet information at December 31, 2010 and 2009, and consolidating statements of operations information for the years ended December 31, 2010, 2009 and 2008. These schedules present the individual subsidiaries of the Company and their contribution to the consolidated financial statements. Amounts presented will not necessarily be the same as those in the individual financial statements of the Company's subsidiaries due to adjustments for purchase accounting, income taxes and noncontrolling interests. In addition, many of the Company's subsidiaries use a classified balance sheet which also leads to differences in amounts reported for certain line items.

The Corporate and Other column primarily reflects the parent company's investment in its subsidiaries, invested cash portfolio and corporate long term debt. The elimination adjustments are for intercompany assets and liabilities, interest and dividends, the parent company's investment in capital stocks of subsidiaries, and various reclasses of debit or credit balances to the amounts in consolidation. Purchase accounting adjustments have been pushed down to the appropriate subsidiary.

Loews Corporation
Consolidating Balance Sheet Information

December 31, 2010	CNA Financial	Diamond Offshore	HighMount	Boardwalk Pipeline	Loews Hotels	Corporate and Other	Eliminations	Total
(In millions)								
Assets:								
Investments	$ 42,655	$ 1,055	$ 128	$ 52	$ 57	$ 4,960		$ 48,907
Cash	77	22	2	7	10	2		120
Receivables	9,224	671	109	71	33	169	$ (135)	10,142
Property, plant and equipment	286	4,291	1,350	6,326	347	36		12,636
Deferred income taxes	699		548				(958)	289
Goodwill	86	20	584	163	3			856
Investments in capital stocks of subsidiaries						15,314	(15,314)	-
Other assets	724	678	27	339	24	6		1,798
Deferred acquisition costs of insurance subsidiaries	1,079							1,079
Separate account business	450							450
Total assets	$ 55,280	$ 6,737	$ 2,748	$ 6,958	$ 474	$ 20,487	$ (16,407)	$ 76,277
Liabilities and Equity:								
Insurance reserves	$ 37,590							$ 37,590
Payable to brokers	239		$ 115	$ 2		$ 329		685
Short term debt	400				$ 72	175		647
Long term debt	2,251	$ 1,487	1,100	3,252	148	692	$ (100)	8,830
Deferred income taxes		533		410	54	522	(1,519)	-
Other liabilities	2,877	831	93	372	21	249	526	4,969
Separate account business	450							450
Total liabilities	43,807	2,851	1,308	4,036	295	1,967	(1,093)	53,171
Total shareholders' equity	9,838	1,972	1,440	1,815	179	18,520	(15,314)	18,450
Noncontrolling interests	1,635	1,914		1,107				4,656
Total equity	11,473	3,886	1,440	2,922	179	18,520	(15,314)	23,106
Total liabilities and equity	$ 55,280	$ 6,737	$ 2,748	$ 6,958	$ 474	$ 20,487	$ (16,407)	$ 76,277

Loews Corporation
Consolidating Balance Sheet Information

December 31, 2009 (In millions)	CNA Financial	Diamond Offshore	HighMount	Boardwalk Pipeline	Loews Hotels	Corporate and Other	Eliminations	Total
Assets:								
Investments	$ 41,996	$ 739	$ 80	$ 46	$ 61	$ 3,112		$ 46,034
Cash	140	39	3	4	2	2		190
Receivables	9,104	794	97	110	27	202	$ (122)	10,212
Property, plant and equipment	304	4,442	1,778	6,348	362	40		13,274
Deferred income taxes	1,368		636				(1,377)	627
Goodwill	86	20	584	163	3			856
Investments in capital stocks of subsidiaries						15,276	(15,276)	-
Other assets	712	220	47	343	19	5		1,346
Deferred acquisition costs of insurance subsidiaries	1,108							1,108
Separate account business	423							423
Total assets	$ 55,241	$ 6,254	$ 3,225	$ 7,014	$ 474	$ 18,637	$ (16,775)	$ 74,070
Liabilities and Equity:								
Insurance reserves	$ 38,263							$ 38,263
Payable to brokers	253		$ 196			$ 91		540
Short term debt		$ 4			$ 6			10
Long term debt	2,303	1,487	1,600	$ 3,100	218	867	$ (100)	9,475
Deferred income taxes		539		369	38	431	(1,377)	-
Other liabilities	2,889	560	112	416	38	281	(22)	4,274
Separate account business	423							423
Total liabilities	44,131	2,590	1,908	3,885	300	1,670	(1,499)	52,985
Total shareholders' equity	9,674	1,864	1,317	2,179	174	16,967	(15,276)	16,899
Noncontrolling interests	1,436	1,800		950				4,186
Total equity	11,110	3,664	1,317	3,129	174	16,967	(15,276)	21,085
Total liabilities and equity	$ 55,241	$ 6,254	$ 3,225	$ 7,014	$ 474	$ 18,637	$ (16,775)	$ 74,070

Loews Corporation
Consolidating Statement of Income Information

Year Ended December 31, 2010	CNA Financial	Diamond Offshore	HighMount	Boardwalk Pipeline	Loews Hotels	Corporate and Other	Eliminations	Total
(In millions)								
Revenues:								
Insurance premiums	$ 6,515							$ 6,515
Net investment income	2,316	$ 3		$ 1	$ 1	$ 187		2,508
Intercompany interest and dividends						720	$ (720)	–
Investment gains (losses)	86		$ (30)					56
Contract drilling revenues		3,230						3,230
Other	291	128	455	1,128	307	(3)		2,306
Total	9,208	3,361	425	1,129	308	904	(720)	14,615
Expenses:								
Insurance claims and policyholders' benefits	4,985							4,985
Amortization of deferred acquisition costs	1,387							1,387
Contract drilling expenses		1,391						1,391
Other operating expenses	1,558	546	258	695	296	80		3,433
Interest	157	91	61	151	10	55	(8)	517
Total	8,087	2,028	319	846	306	135	(8)	11,713
Income before income tax	1,121	1,333	106	283	2	769	(712)	2,902
Income tax expense	(336)	(413)	(48)	(73)	(1)	(24)		(895)
Income from continuing operations	785	920	58	210	1	745	(712)	2,007
Discontinued operations, net	(20)							(20)
Net income	765	920	58	210	1	745	(712)	1,987
Amounts attributable to noncontrolling interests	(129)	(474)		(96)				(699)
Net income attributable to Loews Corporation	$ 636	$ 446	$ 58	$ 114	$ 1	$ 745	$ (712)	$ 1,288

Loews Corporation
Consolidating Statement of Income Information

Year Ended December 31, 2009	CNA Financial	Diamond Offshore	HighMount	Boardwalk Pipeline	Loews Hotels	Corporate and Other	Eliminations	Total
(In millions)								
Revenues:								
Insurance premiums	$ 6,721							$ 6,721
Net investment income	2,320	$ 4				$ 175		2,499
Intercompany interest and dividends						954	$ (954)	-
Investment gains (losses)	(857)	1				3		(853)
Contract drilling revenues		3,537						3,537
Other	288	112	$ 620	$ 910	$ 284	(1)		2,213
Total	8,472	3,654	620	910	284	1,131	(954)	14,117
Expenses:								
Insurance claims and policyholders' benefits	5,290							5,290
Amortization of deferred acquisition costs	1,417							1,417
Contract drilling expenses		1,224						1,224
Impairment of natural gas and oil properties			1,036					1,036
Other operating expenses	1,086	515	343	621	327	80		2,972
Interest	128	50	80	132	9	56	(7)	448
Total	7,921	1,789	1,459	753	336	136	(7)	12,387
Income (loss) before income tax	551	1,865	(839)	157	(52)	995	(947)	1,730
Income tax (expense) benefit	(61)	(540)	302	(44)	18	(20)		(345)
Income (loss) from continuing operations	490	1,325	(537)	113	(34)	975	(947)	1,385
Discontinued operations, net	(2)							(2)
Net income (loss)	488	1,325	(537)	113	(34)	975	(947)	1,383
Amounts attributable to noncontrolling interests	(91)	(682)		(46)				(819)
Net income (loss) attributable to Loews Corporation	$ 397	$ 643	$ (537)	$ 67	$ (34)	$ 975	$ (947)	$ 564

Loews Corporation
Consolidating Statement of Income Information

Year Ended December 31, 2008	CNA Financial	Diamond Offshore	HighMount	Boardwalk Pipeline	Loews Hotels	Corporate and Other	Eliminations	Total
(In millions)								
Revenues:								
Insurance premiums	$ 7,151						$ (1)	$ 7,150
Net investment income	1,619	$ 12		$ 3	$ 1	$ (54)		1,581
Intercompany interest and dividends						1,263	(1,263)	-
Investment gains (losses)	(1,297)	1						(1,296)
Gain on issuance of subsidiary stock						2		2
Contract drilling revenues		3,476						3,476
Other	326	(2)	$ 770	845	379	16		2,334
Total	7,799	3,487	770	848	380	1,227	(1,264)	13,247
Expenses:								
Insurance claims and policyholders' benefits	5,723							5,723
Amortization of deferred acquisition costs	1,467							1,467
Contract drilling expenses		1,185						1,185
Impairment of natural gas and oil properties			691					691
Impairment of goodwill			482					482
Other operating expenses	1,025	448	411	498	307	79	(1)	2,767
Interest	134	10	76	58	11	56		345
Total	8,349	1,643	1,660	556	318	135	(1)	12,660
Income (loss) before income tax	(550)	1,844	(890)	292	62	1,092	(1,263)	587
Income tax (expense) benefit	306	(582)	315	(79)	(22)	55		(7)
Income (loss) from continuing operations	(244)	1,262	(575)	213	40	1,147	(1,263)	580
Discontinued operations, net	10					4,703		4,713
Net income (loss)	(234)	1,262	(575)	213	40	5,850	(1,263)	5,293
Amounts attributable to noncontrolling interests	(25)	(650)		(88)				(763)
Net income (loss) attributable to Loews Corporation	$ (259)	$ 612	$ (575)	$ 125	$ 40	$ 5,850	$ (1,263)	$ 4,530

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Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

The Company maintains a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) which is designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the federal securities laws, including this Report is recorded, processed, summarized and reported on a timely basis. These disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company under the Exchange Act is accumulated and communicated to the Company's management on a timely basis to allow decisions regarding required disclosure.

The Company's principal executive officer ("CEO") and principal financial officer ("CFO") undertook an evaluation of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Report. The CEO and CFO have concluded that the Company's controls and procedures were effective as of December 31, 2010.

Internal Control Over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, and the implementing rules of the Securities and Exchange Commission, the Company included a report of management's assessment of the design and effectiveness of its internal controls as part of this Annual Report on Form 10-K for the year ended December 31, 2010. The independent registered public accounting firm of the Company reported on the effectiveness of internal control over financial reporting as of December 31, 2010. Management's report and the independent registered public accounting firm's report are included in Item 5 of this Report under the captions entitled "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm" and are incorporated herein by reference.

There were no other changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) identified in connection with the foregoing evaluation that occurred during the quarter ended December 31, 2010, that have materially affected or that are reasonably likely to materially affect the Company's internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Except as set forth below and under Executive Officers of the Registrant in Part I of this Report, the information called for by Part III (Items 10, 11, 12, 13 and 14) has been omitted as Registrant intends to include such information in its definitive Proxy Statement to be filed with the Securities and Exchange Commission not later than 120 days after the close of its fiscal year.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) 1. Financial Statements:

The financial statements above appear under Item 8. The following additional financial data should be read in conjunction with those financial statements. Schedules not included with these additional financial data have been omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes to consolidated financial statements.

2. Financial Statement Schedules:

	Page Number
Loews Corporation and Subsidiaries:	
Schedule I–Condensed financial information of Registrant as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008	L–1
Schedule II–Valuation and qualifying accounts for the years ended December 31, 2010, 2009 and 2008	L–3
Schedule V–Supplemental information concerning property and casualty insurance operations as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008	L–4

3. Exhibits:

Description	Exhibit Number
(3) Articles of Incorporation and By-Laws	
Restated Certificate of Incorporation of the Registrant, dated August 11, 2009, incorporated herein by reference to Exhibit 3.1 to Registrant's Report on Form 10-Q for the quarter ended September 30, 2009	3.01
By-Laws of the Registrant as amended through October 9, 2007, incorporated herein by reference to Exhibit 3.1 to Registrant's Report on Form 10-Q filed October 31, 2007	3.02
(4) Instruments Defining the Rights of Security Holders, Including Indentures	
The Registrant hereby agrees to furnish to the Commission upon request copies of instruments with respect to long term debt, pursuant to Item 601(b)(4)(iii) of Regulation S-K	
(10) Material Contracts	
Loews Corporation Deferred Compensation Plan amended and restated as of January 1, 2008, incorporated herein by reference to Exhibit 10.01 to Registrant's Report on Form 10-K for the year ended December 31, 2008	10.01+

Description	Exhibit Number
Loews Corporation Incentive Compensation Plan for Executive Officers, as amended through October 30, 2009, incorporated herein by reference to Exhibit 10.02 to Registrant's Report on Form 10-K for the year ended December 31, 2009	10.02+
Loews Corporation 2000 Stock Option Plan, as amended through November 10, 2009, incorporated herein by reference to Exhibit 10.03 to Registrant's Report on Form 10-K for the year ended December 31, 2009	10.03+
Separation Agreement, dated as of May 7, 2008, by and among Registrant, Lorillard, Inc., Lorillard Tobacco Company, Lorillard Licensing Company LLC, One Park Media Services, Inc. and Plisa, S.A., incorporated herein by reference to Exhibit 10.1 to the Registrant's Report on Form 10-Q for the quarter ended June 30, 2008	10.04
Amended and Restated Employment Agreement dated as of February 25, 2008 between Registrant and Andrew H. Tisch, incorporated herein by reference to Exhibit 10.18 to Registrant's Report on Form 10-K for the year ended December 31, 2007	10.05+
Amendment dated February 10, 2009 to Employment Agreement between Registrant and Andrew H. Tisch, incorporated herein by reference to Exhibit 10.06 to Registrant's Report on Form 10-K for the year ended December 31, 2008	10.06+
Amendment dated February 24, 2010 to Employment Agreement between Registrant and Andrew H. Tisch, incorporated herein by reference to Exhibit 10.07 to Registrant's Report on Form 10-K for the year ended December 31, 2009	10.07+
Amendment dated February 15, 2011 to Employment Agreement between Registrant and Andrew H. Tisch	10.08* +
Supplemental Retirement Agreement dated January 1, 2002 between Registrant and Andrew H. Tisch, incorporated herein by reference to Exhibit 10.30 to Registrant's Report on Form 10-K for the year ended December 31, 2001	10.09+
Amendment No. 1 dated January 1, 2003 to Supplemental Retirement Agreement between Registrant and Andrew H. Tisch, incorporated herein by reference to Exhibit 10.33 to Registrant's Report on Form 10-K for the year ended December 31, 2002	10.10+
Amendment No. 2 dated January 1, 2004 to Supplemental Retirement Agreement between Registrant and Andrew H. Tisch, incorporated herein by reference to Exhibit 10.27 to Registrant's Report on Form 10-K for the year ended December 31, 2003	10.11+
Amended and Restated Employment Agreement dated as of February 25, 2008 between Registrant and James S. Tisch, incorporated herein by reference to Exhibit 10.22 to Registrant's Report on Form 10-K for the year ended December 31, 2007	10.12+
Amendment dated February 10, 2009 to Employment Agreement between Registrant and James S. Tisch, incorporated herein by reference to Exhibit 10.06 to Registrant's Report on Form 10-K for the year ended December 31, 2008	10.13+
Amendment dated February 24, 2010 to Employment Agreement between Registrant and James S. Tisch, incorporated herein by reference to Exhibit 10.13 to Registrant's Report on Form 10-K for the year ended December 31, 2009	10.14+

Description	Exhibit Number
Amendment dated February 15, 2011 to Employment Agreement between Registrant and James S. Tisch	10.15* +
Supplemental Retirement Agreement dated January 1, 2002 between Registrant and James S. Tisch, incorporated herein by reference to Exhibit 10.31 to Registrant's Report on Form 10-K for the year ended December 31, 2001	10.16+
Amendment No. 1 dated January 1, 2003 to Supplemental Retirement Agreement between Registrant and James S. Tisch, incorporated herein by reference to Exhibit 10.35 to Registrant's Report on Form 10-K for the year ended December 31, 2002	10.17+
Amendment No. 2 dated January 1, 2004 to Supplemental Retirement Agreement between Registrant and James S. Tisch, incorporated herein by reference to Exhibit 10.34 to Registrant's Report on Form 10-K for the year ended December 31, 2003	10.18+
Amended and Restated Employment Agreement dated as of February 25, 2008 between Registrant and Jonathan M. Tisch, incorporated herein by reference to Exhibit 10.26 to Registrant's Report on Form 10-K for the year ended December 31, 2007	10.19+
Amendment dated February 10, 2009 to Employment Agreement between Registrant and Jonathan M. Tisch, incorporated herein by reference to Exhibit 10.06 to Registrant's Report on Form 10-K for the year ended December 31, 2008	10.20+
Amendment dated February 24, 2010 to Employment Agreement between Registrant and Jonathan M. Tisch, incorporated herein by reference to Exhibit 10.19 to Registrant's Report on Form 10-K for the year ended December 31, 2009	10.21+
Amendment dated February 15, 2011 to Employment Agreement between Registrant and Jonathan M. Tisch	10.22* +
Supplemental Retirement Agreement dated January 1, 2002 between Registrant and Jonathan M. Tisch, incorporated herein by reference to Exhibit 10.32 to Registrant's Report on Form 10-K for the year ended December 31, 2001	10.23+
Amendment No. 1 dated January 1, 2003 to Supplemental Retirement Agreement between Registrant and Jonathan M. Tisch, incorporated herein by reference to Exhibit 10.37 to Registrant's Report on Form 10-K for the year ended December 31, 2002	10.24+
Amendment No. 2 dated January 1, 2004 to Supplemental Retirement Agreement between Registrant and Jonathan M. Tisch, incorporated herein by reference to Exhibit 10.41 to Registrant's Report on Form 10-K for the year ended December 31, 2003	10.25+
Supplemental Retirement Agreement dated March 24, 2000 between Registrant and Peter W. Keegan, incorporated herein by reference to Exhibit 10.01 to Registrant's Report on Form 10-Q for the quarter ended March 31, 2000	10.26+
First Amendment to Supplemental Retirement Agreement dated June 30, 2001 between Registrant and Peter W. Keegan, incorporated herein by reference to Exhibit 10 to Registrant's Report on Form 10-Q for the quarter ended March 31, 2002	10.27+

	Description	Exhibit Number
	Second Amendment to Supplemental Retirement Agreement dated March 25, 2003 between Registrant and Peter W. Keegan and Third Amendment to Supplemental Retirement Agreement dated March 31, 2004 between Registrant and Peter W. Keegan, incorporated herein by reference to Exhibit 10.44 to Registrant's Report on Form 10-K for the year ended December 31, 2005	10.28+
	Fourth Amendment to Supplemental Retirement Agreement dated December 6, 2005 between Registrant and Peter W. Keegan, incorporated herein by reference to Exhibit 10.1 to Registrant's Report on Form 8-K filed December 7, 2005	10.29+
	Form of Stock Option Certificate for grants to executive officers and other employees and to non-employee directors pursuant to the Loews Corporation 2000 Stock Option Plan, incorporated herein by reference to Exhibit 10.27 to Registrant's Report on Form 10-K for the year ended December 31, 2009	10.30+
	Form of Award Certificate for grants of stock appreciation rights to executive officers and other employees pursuant to the Loews Corporation 2000 Stock Option Plan, incorporated herein by reference to Exhibit 10.28 to Registrant's Report on Form 10-K for the year ended December 31, 2009	10.31+
	Lease agreement dated November 20, 2001 between 61st & Park Ave. Corp. and Preston R. Tisch and Joan Tisch, incorporated herein by reference to Exhibit 10.1 to Registrant's Report on Form 10-Q filed August 4, 2009	10.32
(21)	Subsidiaries of the Registrant	
	List of subsidiaries of Registrant	21.01*
(23)	Consent of Experts and Counsel	
	Consent of Deloitte & Touche LLP	23.01*
	Consent of Ryder Scott Company, L.P.	23.02*
	Audit Report of Independent Petroleum Consultants	23.03*
(31)	Rule 13a-14(a)/15d-14(a) Certifications	
	Certification by the Chief Executive Officer of the Company pursuant to Rule 13a-14(a) and Rule 15d-14(a)	31.01*
	Certification by the Chief Financial Officer of the Company pursuant to Rule 13a-14(a) and Rule 15d-14(a)	31.02*
(32)	Section 1350 Certifications	
	Certification by the Chief Executive Officer of the Company pursuant to 18 U.S.C. Section 1350 (as adopted by Section 906 of the Sarbanes-Oxley Act of 2002)	32.01*
	Certification by the Chief Financial Officer of the Company pursuant to 18 U.S.C. Section 1350 (as adopted by Section 906 of the Sarbanes-Oxley Act of 2002)	32.02*

Description	Exhibit Number
(100) XBRL - Related Documents	
XBRL Instance Document	101.INS **
XBRL Taxonomy Extension Schema	101.SCH **
XBRL Taxonomy Extension Calculation Linkbase	101.CAL **
XBRL Taxonomy Extension Definition Linkbase	101.DEF **
XBRL Taxonomy Label Linkbase	101.LAB **
XBRL Taxonomy Extension Presentation Linkbase	101.PRE **

*Filed herewith.
**The documents formatted in XBRL (Extensible Business Reporting Language) and attached as Exhibit 101 to this Report are deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act, are deemed not filed for purposes of section 18 of the Exchange Act, and otherwise, not subject to liability under these sections.
+Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOEWS CORPORATION

Dated: February 23, 2011 By /s/ Peter W. Keegan
(Peter W. Keegan, Senior Vice President and Chief Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Dated: February 23, 2011 By /s/ James S. Tisch
(James S. Tisch, President, Chief Executive Officer and Director)

Dated: February 23, 2011 By /s/ Peter W. Keegan
(Peter W. Keegan, Senior Vice President and Chief Financial Officer)

Dated: February 23, 2011 By /s/ Mark S. Schwartz
(Mark S. Schwartz, Controller)

Dated: February 23, 2011 By /s/ Ann E. Berman
(Ann E. Berman, Director)

Dated: February 23, 2011 By /s/ Joseph L. Bower
(Joseph L. Bower, Director)

Dated: February 23, 2011	By /s/ Charles M. Diker **(Charles M. Diker, Director)**
Dated: February 23, 2011	By /s/ Jacob A. Frenkel **(Jacob A. Frenkel, Director)**
Dated: February 23, 2011	By /s/ Paul J. Fribourg **(Paul J. Fribourg, Director)**
Dated: February 23, 2011	By /s/ Walter L. Harris **(Walter L. Harris, Director)**
Dated: February 23, 2011	By /s/ Philip A. Laskawy **(Philip A. Laskawy, Director)**
Dated: February 23, 2011	By /s/ Ken Miller **(Ken Miller, Director)**
Dated: February 23, 2011	By /s/ Gloria R. Scott **(Gloria R. Scott, Director)**
Dated: February 23, 2011	By /s/ Andrew H. Tisch **(Andrew H. Tisch, Director)**
Dated: February 23, 2011	By /s/ Jonathan M. Tisch **(Jonathan M. Tisch, Director)**

SCHEDULE I

Condensed Financial Information of Registrant

LOEWS CORPORATION
BALANCE SHEETS

ASSETS

December 31 (In millions)	2010	2009
Current assets, principally investment in short term instruments	$ 3,735	$ 2,369
Investments in securities	1,376	775
Investments in capital stocks of subsidiaries, at equity	15,314	15,276
Other assets	14	19
Total assets	$ 20,439	$ 18,439

LIABILITIES AND SHAREHOLDERS' EQUITY

	2010	2009
Accounts payable and accrued liabilities	$ 531	$ 202
Short term debt	175	
Current liabilities	706	202
Long term debt	692	867
Deferred income tax and other	591	471
Total liabilities	1,989	1,540
Shareholders' equity	18,450	16,899
Total liabilities and shareholders' equity	$ 20,439	$ 18,439

STATEMENTS OF INCOME

Year Ended December 31 (In millions)	2010	2009	2008
Revenues:			
Equity in income (loss) of subsidiaries (a)	$ 1,345	$ 601	$ (12)
Investment gains		4	
Gain on issuance of subsidiary stock			2
Interest and other	134	160	(42)
Total	1,479	765	(52)
Expenses:			
Administrative	80	77	82
Interest	55	55	56
Total	135	132	138
	1,344	633	(190)
Income tax (expense) benefit	(56)	(69)	8
Income (loss) from continuing operations	1,288	564	(182)
Discontinued operations, net:			
Results of operations			350
Gain on disposal			4,362
Net income	$ 1,288	$ 564	$ 4,530

SCHEDULE I
(Continued)

Condensed Financial Information of Registrant

LOEWS CORPORATION
STATEMENTS OF CASH FLOWS

Year Ended December 31	**2010**	2009	2008
(In millions)			
Operating Activities:			
Net income	**$ 1,288**	$ 564	$ 4,530
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Income from discontinued operations			(4,712)
Undistributed (earnings) losses of affiliates	**(630)**	418	1,312
Investment gains		(4)	(2)
Provision for deferred income taxes	**92**	101	(62)
Changes in operating assets and liabilities–net:			
Receivables	**(16)**	21	(2)
Accounts payable and accrued liabilities	**(13)**	34	5
Federal income taxes	**(138)**	(84)	40
Trading securities	**(1,931)**	924	(728)
Other, net	**(39)**	24	5
	(1,387)	1,998	386
Investing Activities:			
Investments and advances to subsidiaries	**508**	(218)	(2,548)
Change in investments, primarily short term	**375**	(1,599)	2,156
Redemption of CNA preferred stock	**1,000**	250	
Proceeds from sale of business			263
Other	**(1)**	(4)	(3)
	1,882	(1,571)	(132)
Financing Activities:			
Dividends paid	**(105)**	(108)	(219)
Issuance of common stock	**8**	8	4
Purchases of treasury shares	**(405)**	(334)	(33)
Excess tax benefits from share-based payment arrangements	**2**	2	2
	(500)	(432)	(246)
Net change in cash	**(5)**	(5)	8
Cash, beginning of year	**5**	10	2
Cash, end of year	**$ -**	$ 5	$ 10

(a) Cash dividends paid to the Company by affiliates amounted to $712, $947 and $1,263 for the years ended December 31, 2010, 2009 and 2008.

SCHEDULE II

LOEWS CORPORATION AND SUBSIDIARIES

Valuation and Qualifying Accounts

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
(In millions)					
		For the Year Ended December 31, 2010			
Deducted from assets:					
Allowance for doubtful accounts	**$ 614**	**$ 1**	**$ 69**	**$ 280 (a)**	**$ 404**
Total	**$ 614**	**$ 1**	**$ 69**	**$ 280**	**$ 404**
		For the Year Ended December 31, 2009			
Deducted from assets:					
Allowance for doubtful accounts	$ 650	$ 14	$ 9	$ 59	$ 614
Total	$ 650	$ 14	$ 9	$ 59	$ 614
		For the Year Ended December 31, 2008			
Deducted from assets:					
Allowance for doubtful accounts	$ 798	$ 10		$ 158	$ 650
Total	$ 798	$ 10	$ -	$ 158	$ 650

(a) Primarily due to CNA's reduction of its allowance for doubtful accounts on billed third party reinsurance receivables and ceded claim and allocated claim adjustment expense reserves by $200 under the terms of the Loss Portfolio Transfer, as discussed in Note 17 of the Notes to the Consolidated Financial Statements included under Item 8.

SCHEDULE V

LOEWS CORPORATION AND SUBSIDIARIES

Supplemental Information Concerning Property and Casualty Insurance Operations

Consolidated Property and Casualty Operations

December 31 (In millions)	2010	2009
Deferred acquisition costs	$ 1,079	$ 1,108
Reserves for unpaid claim and claim adjustment expenses	25,412	26,712
Discount deducted from claim and claim adjustment expense reserves above (based on interest rates ranging from 3.0% to 7.5%)	1,552	1,595
Unearned premiums	3,203	3,274

Year Ended December 31 (In millions)	2010	2009	2008
Net written premiums	$ 6,471	$ 6,713	$ 7,090
Net earned premiums	6,514	6,720	7,149
Net investment income	2,097	2,110	1,547
Incurred claim and claim adjustment expenses related to current year	4,737	4,788	5,189
Incurred claim and claim adjustment expenses related to prior years	(545)	(241)	(7)
Amortization of deferred acquisition costs	1,387	1,417	1,467
Paid claim and claim adjustment expenses	4,667	4,841	5,327

SCHEDULE V

LOEWS CORPORATION AND SUBSIDIARIES

Supplemental Information Concerning Property and Casualty Insurance Operations

Consolidated Property and Casualty Operations

December 31 (In millions)	2010	2009
Deferred acquisition costs	$ 1,079	$ 1,108
Reserves for unpaid claim and claim adjustment expenses	25,412	26,712
Discount deducted from claim and claim adjustment expense reserves above (based on interest rates ranging from 3.0% to 7.5%)	1,552	1,595
Unearned premiums	3,203	3,274

Year Ended December 31 (In millions)	2010	2009	2008
Net written premiums	$ 6,471	$ 6,713	$ 7,090
Net earned premiums	6,514	6,720	7,149
Net investment income	2,097	2,110	1,547
Incurred claim and claim adjustment expenses related to current year	4,737	4,788	5,189
Incurred claim and claim adjustment expenses related to prior years	(545)	(241)	(7)
Amortization of deferred acquisition costs	1,387	1,417	1,467
Paid claim and claim adjustment expenses	4,667	4,841	5,327

CORPORATE DIRECTORY

BOARD OF DIRECTORS

■ Ann E. Berman
Retired Senior Advisor to the President
Harvard University

■ ○ ● Joseph L. Bower
Professor of Business Administration
Harvard Business School

■ ○ Charles M. Diker
Managing Partner
Diker Management, LLC

Jacob A. Frenkel
Chairman of the Group of Thirty,
Chairman of JPMorgan Chase
International

■ ○ ● Paul J. Fribourg
Chairman of the Board, President and
Chief Executive Officer
Continental Grain Company

■ ● Walter L. Harris
Vice Chairman
Alliant Insurance Services, Inc.

■ Philip A. Laskawy
Retired Chairman and
Chief Executive Officer
Ernst & Young

■ ● Ken Miller
Managing Partner
KeyLink Capital International, LLC

■ ● Gloria R. Scott
Owner
G. Randle Services

□ Andrew H. Tisch
Office of the President,
Co-Chairman of the Board, and Chairman of the Executive Committee

□ James S. Tisch
Office of the President,
President and Chief Executive Officer

□ Jonathan M. Tisch
Office of the President,
Co-Chairman of the Board, and Chairman and Chief Executive Officer Loews Hotels

■ *Member of Audit Committee*
□ *Member of Executive Committee*
○ *Member of Compensation Committee*
● *Member of Nominating and Governance Committee*

OFFICERS

James S. Tisch
Office of the President,
President and Chief Executive Officer

Andrew H. Tisch
Office of the President,
Co-Chairman of the Board, and
Chairman of the Executive
Committee

Jonathan M. Tisch
Office of the President,
Co-Chairman of the Board, and
Chairman and Chief Executive Officer
Loews Hotels

David B. Edelson
Senior Vice President

Gary W. Garson
Senior Vice President, Secretary and
General Counsel

Herbert C. Hofmann
Senior Vice President

Peter W. Keegan
Senior Vice President, Chief Financial Officer

Richard W. Scott
Senior Vice President, Chief Investment Officer

Kenneth I. Siegel
Senior Vice President

Susan Becker
Vice President, Tax

Robert F. Crook
Vice President, Internal Audit

Robert D. Fields
Vice President, Chief Information Officer

Alan Momeyer
Vice President, Human Resources

Audrey A. Rampinelli
Vice President, Risk Management

John J. Kenny
Treasurer

Mark S. Schwartz
Controller

PRINCIPAL SUBSIDIARIES

CNA Financial Corporation
Thomas F. Motamed
Chairman and Chief Executive Officer
333 South Wabash Avenue
Chicago, IL 60604-4107
www.cna.com

Diamond Offshore Drilling, Inc.
Lawrence R. Dickerson
President and Chief Executive Officer
15415 Katy Freeway
Houston, TX 77094-1810
www.diamondoffshore.com

HighMount Exploration & Production LLC
Steve B. Hinchman
Chief Executive Officer
16945 Northchase Drive, Suite 1750
Houston, TX 77060-2151
www.highmountep.com

Boardwalk Pipeline Partners, LP
Rolf A. Gafvert
Chief Executive Officer
9 Greenway Plaza, Suite 2800
Houston, TX 77046-0946
www.bwpmlp.com

Loews Hotels
Jonathan M. Tisch
Chairman and Chief Executive Officer
667 Madison Avenue
New York, NY 10065-8087
www.loewshotels.com

CORPORATE OFFICE

667 Madison Avenue
New York, NY 10065-8087
www.loews.com



667 Madison Avenue, New York, NY 10065-8087
www.loews.com